FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For July 19, 2002

Commission File Number ~~0-30358~~

Cookson Group plc

(Name of Registrant)

The Adelphi
1-11 John Adam Street
London WC2N 6HJ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:	**Page**
Listing particulars dated July 19, 2002 in connection with a proposed rights issue of new ordinary shares of Cookson Group plc.	•
Interim results announcement to shareholders dated July 19, 2002.	•

Cookson

Cookson Group plc

Rights Issue Prospectus

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all your Existing Shares (other than ex-rights) in certificated form before 6 August 2002, please send this document, together with the accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you sell or have sold or otherwise transferred Existing Shares held in uncertificated form before the ex-rights date, a claim transaction will be automatically generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. The distribution of this document and/or any accompanying documents and/or the transfer of Nil Paid Rights and/or Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

A copy of this document, which comprises a prospectus relating to Cookson prepared in compliance with the Listing Rules under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that act.

The Existing Shares are listed on the Official List and traded on the London Stock Exchange. Application has been made to the UK Listing Authority and to the London Stock Exchange for the Reorganised Ordinary Shares and the New Shares, nil and fully paid, to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the Reorganised Ordinary Shares and the New Shares to the Official List and to trading on the London Stock Exchange will become effective and that dealings will commence in the Reorganised Ordinary Shares and the New Shares, nil paid, on 6 August 2002.

Lazard is acting as sponsor, joint financial adviser and co-lead manager, and Cazenove and Merrill Lynch are acting as joint financial advisers, joint lead managers and joint brokers, for Cookson and no-one else in connection with the Share Capital Reorganisation and the Rights Issue and will not be responsible to anyone other than Cookson for providing the protections afforded to clients of Lazard, Cazenove and Merrill Lynch, respectively, nor for giving advice in relation to the Share Capital Reorganisation or the Rights Issue or any other matter referred to in this document.

Cookson

COOKSON GROUP PLC

(Incorporated and registered in England and Wales No. 251977)

Share Capital Reorganisation and
8 for 5 Rights Issue
of up to 1,164,093,673 New Shares at 25p per share

Notice of an Extraordinary General Meeting, to be held at Linklaters, One Silk Street, London, EC2Y 8HQ at 11.00 am on 5 August 2002, is set out at the end of this document. A Form of Proxy for use at the Extraordinary General Meeting is also enclosed and, to be valid, should be completed and returned so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible, but in any event so as to arrive no later than 11.00 am on 3 August 2002. Completion and return of the Form of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting.

The latest time and date for acceptance and payment in full for the Nil Paid Rights is expected to be 9.30 am on 28 August 2002. The procedures for acceptance and payment are set out in Part 2 of this document and, for Qualifying non-CREST Shareholders only, also in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 4 of Part 2 of this document.

Your attention is drawn to the recommendation of the Directors of the Company which appears in Part 1 of this document.

See Part 9 of this document for details of certain factors which should be taken into account in considering whether to take up your rights pursuant to the Rights Issue.

Subject to the Resolutions being passed at the Extraordinary General Meeting, Qualifying non-CREST Shareholders, other than those, subject to certain exceptions, with registered addresses in the Excluded Territories, will, on or around 5 August 2002, be sent a Provisional Allotment Letter in respect of the Nil Paid Rights to which they are entitled. Such Qualifying non-CREST Shareholders should retain this document for reference pending receipt of a Provisional Allotment Letter. Other than this document and a Provisional Allotment Letter, Qualifying non-CREST Shareholders should note that they will receive no further written communication from the Company in respect of the subject matter of this document. The CREST accounts of Qualifying CREST Shareholders, other than those, subject to certain exceptions, with registered addresses in the Excluded Territories, are expected to be credited in respect of the Nil Paid Rights to which they are entitled on or around 6 August 2002.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States nor will they qualify for distribution under any of the relevant securities laws of the Excluded Territories nor has any prospectus in relation to the New Shares been lodged with or registered by the Australian Securities and Investments Commission. Accordingly, unless a relevant exemption from such requirements is available, the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories. Shareholders who believe that they, or persons on whose behalf they hold Ordinary Shares, are eligible for an exemption from such requirements, should contact Richard Malthouse at the Company to determine whether and how they may participate. **Overseas Shareholders and any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document or the Provisional Allotment Letter to a jurisdiction outside the United Kingdom should read the paragraph entitled "Overseas Shareholders" in Part 2 of this document.**

The New Ordinary Shares that are not taken up by Qualifying Shareholders may be offered outside the United States to certain institutions and within the United States to certain "accredited investors" within the meaning of Rule 501(a) under the Securities Act. Prospective purchasers in the United States are notified that the New Shares may be sold to them in reliance upon an exemption from registration.

Forward-looking statements

This document contains certain forward-looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbour provided by section 21E of the Exchange Act and section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Part 9 of this document. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or dispositions of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files from time to time with the SEC, including reports on Form 6-K.

Such forward-looking statements speak only as of the date on which they are made. Except as required by the rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Presentation of financial and other information

This document contains translations of pounds sterling into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this document as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, at any particular rate or at all. In Part 4 of this document, all translations of pounds sterling into US dollars are at the rate of £1.00 : $1.45, being the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 December 2001. On 18 July 2002, the noon buying rate was £1.00 : $1.57.

Cookson maintains its financial books and records in pounds sterling and presents its consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom, otherwise known as UK GAAP. The principal differences between UK GAAP and US GAAP applicable to Cookson, together with a reconciliation of the Group's net (loss)/profit and shareholders' funds to US GAAP, are described in note 29 to the consolidated financial information included elsewhere in this document.

For explanations of certain financial terms used in this Prospectus, see paragraph 16 of Part 10 of this Prospectus.

Cookson's logo and some of the titles and logos of the products and services mentioned in this document are the Group's trade marks. Each trade mark, trade name or service mark of any other company appearing in this document belongs to its holder.

The Nil Paid Rights, the Fully Paid Rights, the Reorganised Ordinary Shares, the Deferred Shares and the New Shares have not been approved or disapproved by the SEC, any State securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights or the New Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2002 (all times shown are London time)
Record Date for the Rights Issue	close of business on 1 August
Latest time and date for receipt of Forms of Proxy	by 11.00 am on 3 August
Extraordinary General Meeting	11.00 am on 5 August
Provisional Allotment Letters to be despatched	5 August
Record Date for the Share Capital Reorganisation	close of business on 5 August
Share Capital Reorganisation to be completed	7.00 a.m on 6 August
Dealings in Reorganised Ordinary Shares and New Shares, nil paid expected to commence on the London Stock Exchange	8.00 am on 6 August
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 am on 6 August
Recommended last time for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 pm on 21 August
Latest time for depositing renounced Provisional Allotment Letters, nil paid, into CREST, or for dematerialising Nil Paid Rights into a CREST stock account	3.00 pm on 22 August
Latest time and date for splitting Provisional Allotment Letters	3.00 pm on 23 August
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	9.30 am on 28 August
New Shares to be credited to CREST stock accounts	29 August
Definitive share certificates expected to be despatched for both Reorganised Ordinary Shares and New Shares	by 6 September

Note:

The times and dates set out in this timetable and mentioned throughout the document and to be set out in the Provisional Allotment Letters may be adjusted by the Company, in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange, and if appropriate, to the Qualifying Shareholders.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Sir Bryan Hubert Nicholson	Non-Executive Chairman
	Anthony George Laurence Alexander	Non-Executive Director
	Gian Carlo Cozzani	Executive Director
	June Frances de Moller	Non-Executive Director
	Richard Neil Haythornthwaite	Non-Executive Director
	Stephen Lee Howard	Group Chief Executive
	Dennis Henry Millard	Group Finance Director
	Barry William Perry	Non-Executive Director
	Raymond Paul Sharpe	Executive Director
Group Secretary	Richard Martin Hilary Malthouse	
Registered Office	The Adelphi 1-11 John Adam Street London WC2N 6HJ	
Sponsor, Joint Financial Adviser to the Rights Issue and Co-Lead Manager	Lazard 21 Moorfields London EC2P 2HT	
Joint Financial Adviser to the Rights Issue, Joint Lead Manager and Joint Broker	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN	
Joint Financial Adviser to the Rights Issue, Joint Lead Manager and Joint Broker	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	
Solicitors to the Company	Linklaters One Silk Street London EC2Y 8HQ	
Auditors	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB	
Registrar and Receiving Agent	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	
Solicitors to the Sponsor, Joint Managers, Joint Financial Advisers and Brokers	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS	

Cookson

Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ

www.cooksongroup.co.uk

Directors

Sir Bryan Nicholson
Anthony Alexander
Gian Carlo Cozzani
June de Moller
Richard Haythornthwaite
Stephen Howard
Dennis Millard
Barry Perry
Raymond Sharpe

19 July 2002

To Qualifying Shareholders and, for information only, to Optionholders under the Cookson Group Share Schemes

Dear Shareholder

Share Capital Reorganisation and 8 for 5 Rights Issue of up to 1,164,093,673 New Shares at 25p per New Share

1. Introduction

Your Board announced today a Rights Issue of up to 1,164,093,673 New Shares at 25p per New Share to raise approximately £277.5 million after expenses, on the basis of 8 New Shares for every 5 Existing Shares held on the Record Date. The terms and conditions of the Rights Issue, including the procedure for acceptance and payment, are set out in full in Part 2 of this document. The Issue Price of 25p per New Share represents a discount of approximately 49.5 per cent. to the Closing Price of 49.5p on 18 July 2002 (being the latest practicable date prior to the announcement of the Rights Issue). The Rights Issue will not be underwritten.

The purpose of this letter is to set out the background to, reasons for and details of the Rights Issue and to recommend that you vote in favour of the Resolutions set out in the notice of Extraordinary General Meeting at the end of this document.

A Form of Proxy and pre-paid envelope are also enclosed with this document.

2. Background to and reasons for the Rights Issue

Transformation of the Group

Since 1997, Cookson has been transformed from a diverse industrial conglomerate into a focused international materials technology group with three core divisions – Electronics, Ceramics and Precious Metals – each of which is now a leader in its own field.

The transformation process incorporated a rigorous analysis of the Group's portfolio to identify those businesses that had the potential to achieve:

- market and technological leadership;
- above average growth;
- global presence;
- robust cash flow; and
- returns, over time, exceeding the Group's cost of capital.

Between 1997 and 2000, businesses considered unlikely to meet these criteria were identified for disposal and some 11 businesses were sold, generating £409 million in net cash proceeds.

During the same period, Cookson invested £1,095 million in the acquisition of businesses in the Group's three core divisions. These acquisitions have been instrumental in building or reinforcing the leadership positions each division now holds. They were financed principally out of the proceeds from divestments, long term loan notes and new bank debt, as this was considered to be the most effective source of funding at the time. As a consequence, the Group's net debt rose to £750 million as at 31 December 2001.

Performance of the Group: 1997 to 2000

In the four year period to the end of 2000, turnover and profits of the Group's continuing operations increased significantly through both acquisitions and organic growth:

- turnover more than doubled to £2.4 billion in 2000, with an average organic growth rate of 5 per cent. per annum;
- operating profit – before goodwill amortisation and exceptional items – more than doubled to £240 million, with an average organic growth rate of 7 per cent. per annum;
- operating profit as a percentage of turnover was steady throughout the period, averaging 9.6 per cent., without the anticipated margin benefits from completing the integration of major acquisitions being fully realised; and
- average pre-tax return on investment was 12.5 per cent., in line with the Group's estimated cost of capital.

The Group as a whole also generated aggregate positive free cash flow before dividends of £346 million over the four year period.

During this period, the Electronics division's contribution to the Group increased significantly, providing some 53 per cent. of total turnover and operating profit in 2000, compared with 35 per cent. in 1997.

Following this period of rapid growth and significant corporate activity, management's primary goal for 2001 was to consolidate the leading positions of each division and to complete the integration of acquisitions in order to realise the significant synergies that had been identified.

2001: A year of exceptional market turmoil

Cookson's major markets began to experience a sharp deterioration early in 2001 which accelerated as the year progressed. The severe and unprecedented fall in activity in the global electronics industry and the deep recession in manufacturing industries in the United States – the key trading region for all three divisions – particularly impacted the Group. The consequence was a sharp fall in the Group's revenues and profits. The impact was most acute in the Electronics division which saw revenues fall by 35 per cent. compared with 2000 and, after having made an operating profit of £135 million in 2000, the division recorded a small operating loss in 2001. Whilst the Ceramics and Precious Metals divisions were also negatively affected by adverse economic and market conditions, both divisions produced resilient results under the circumstances and remained profitable. Despite the difficult trading environment, the Board believes that during this period of market turmoil each of the three divisions maintained or strengthened its relative market position.

Management action

To address the sharp decline in the Group's markets, the Board took swift and decisive action from early in 2001 to reduce the Group's cost base. To date, this has resulted in the following:

- a work force reduction of approximately 3,500 people (17 per cent. of the total), with the Electronics division's headcount reduced by 31 per cent.; and
- a decrease in the number of facilities through the permanent or temporary closure and integration of sites.

These measures, together with the continued integration of the Group's acquisitions, resulted in an aggregate reduction in the Group's annualised cost base of some £90 million. The Board expects a significant part of this cost reduction to be of a more permanent nature. Care has been taken to ensure that the Group maintains the capacity and the ability to benefit from an upturn in its markets.

In addition, the Board took steps in 2001 to maximise cash generation throughout the Group, including:

- the introduction of tighter working capital controls which contributed to an overall year-on-year reduction in working capital of £69 million;
- a review of capital projects which contributed to capital expenditure being £23 million lower than the previous year; and
- the sale and leaseback of certain UK properties for £28 million.

These measures contributed towards Cookson generating positive free cash flow before dividends of £73 million in 2001 despite a £191 million fall in pre-tax profit compared with 2000. In addition to this, further non-core businesses were disposed of in 2001 for £62 million. The Board did not propose a final dividend for the year ended 31 December 2001.

In order to refinance £265 million of bank facilities due to mature in July 2002 and to ensure that the Group had sufficient financial resources, Cookson arranged a new £450 million syndicated banking facility in December 2001 partially secured on certain Group assets. The new facility has a final maturity date of 30 September 2004 and reduces to £400 million on 1 April 2003 and £300 million on 1 September 2003. The facility addressed the Group's near term funding needs. At 30 June 2002, £297 million of the facility was utilised leaving £153 million of available headroom.

Group strategy

Prior to arranging the bank facility described above, the Board had determined that it would be in the best interests of the Company to reduce meaningfully the level of the Group's borrowings. At that time the Board considered that the best way to achieve this was to pursue a number of strategically attractive initiatives, including disposals and joint ventures, which would then be followed by a possible equity issue to supplement the proceeds of these initiatives. Certain of these initiatives that would have facilitated the objective of reducing Group borrowings were underway when the bank financing was completed in December 2001. In the current environment, most of these initiatives did not materialise as planned. In light of this, and given the level of debt and the security and other constraints attaching to it, the Board was concerned that the Group's ability to pursue its strategies fully could increasingly be adversely impacted.

In light of current circumstances, the Board has closely reviewed the Group's business activities. It has concluded that, given the leadership position that each core division holds, there is substantial potential for a significant recovery from the current cyclical downturn in the Group's major markets. Furthermore, the Board believes that such a recovery – combined with the Group's reduced operating cost base – would make a return to the levels of profitability seen prior to 2001 achievable. The Board therefore considers that the best immediate basis for maximising shareholder value is to continue to concentrate on and to support fully the Group's three divisions and to strengthen its balance sheet. Accordingly the Board has concluded that a Rights Issue is now the most appropriate course of action.

In addition, the Board has decided to progress the sale of the Precision Products businesses within the Precious Metals division and of certain small businesses. The Board will continue to review all strategic options, including further disposals or joint ventures, to maximise shareholder value.

Rights Issue

The net proceeds of the Rights Issue will be used to repay borrowings outstanding under the Group's £450 million syndicated bank facility. Assuming the Rights Issue is taken up in full, this would reduce, on a pro forma basis as at 30 June 2002, total net debt to £471.6 million (further information on the pro forma financial position of the Group is set out in Part 5 of this document). The Board believes this will enable Cookson to:

- *pursue fully its strategy.* The Rights Issue will allow Cookson to continue to build on its leading market positions with a stronger balance sheet, placing it in a better position to benefit from a sustained upturn in its key markets, especially given its high operational leverage. The financial benefits of a recovery are expected to be particularly evident in the Electronics division as a result of its reduced cost base, under-utilised manufacturing capacity and overhead structure which is capable of sustaining a significantly greater level of demand for its products;
- *strengthen its balance sheet.* The proceeds of the Rights Issue would allow the Group to rebalance its capital structure by significantly reducing shorter term bank borrowings, whilst maintaining the £460 million of longer dated convertible bonds and loan notes which have maturities ranging from 2004 to 2012;
- *obtain more favourable financing terms.* A sounder capital structure will lessen the financial and operational constraints currently being placed on the Group's businesses by certain other providers of funding as a result of the nature and level of the Group's debt. The Board also intends, when circumstances permit, to replace its secured bank facilities with less restrictive, unsecured facilities; and
- *maintain its investment in targeted capital expenditure and research and development projects.* Such projects, which are part of the Group's normal capital expenditure, are expected to enhance Cookson's ability to generate organic growth and to sustain its leading market and technology positions. Projects currently underway include: the development of semiconductor copper and new state-of-the-art facilities for

semiconductor packaging and BGA production; expansion of VISO manufacturing facilities in China; the development of solar crucible facilities in China and the Czech Republic; with many other projects currently being evaluated.

The Board believes that the strategy it has now adopted and the measures set out above will protect the interests of all stakeholders and provide the best opportunity to deliver shareholder value and achieve a greater degree of operating and financing flexibility. The Board therefore believes that the raising of £277.5 million (net of expenses) through the Rights Issue is in the best interests of Cookson and its Shareholders as a whole.

3. Principal terms of the Rights Issue

The Board proposes to raise approximately £277.5 million, net of expenses, through the issue of up to 1,164,093,673 New Shares at a price of 25p per New Share, payable in full on acceptance. The Issue Price of 25p per New Share represents a discount of approximately 49.5 per cent. to the Closing Price of 49.5p on 18 July 2002 (being the latest practicable date prior to the announcement of the Rights Issue).

The New Shares are expected to be provisionally allotted to Qualifying Shareholders on the following basis:

8 New Shares for every 5 Existing Shares

held on the Record Date. Fractions of New Shares will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Shares. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Rights Issue is conditional upon the passing of the Resolutions at the Extraordinary General Meeting and on Admission taking place by not later than 8.00 am on 6 August 2002 (or such later time and/or date as the Company and the Managers may agree). The Rights Issue will not be underwritten. Even if not all the New Shares are taken up (whether by Qualifying Shareholders or otherwise), those New Shares which have been taken up will be allotted.

As a result, there is a possibility that the Rights Issue will not be fully subscribed. Shareholders who take up all or part of their entitlement should therefore note that, in the event that the Rights Issue is not fully subscribed, the benefits which the Company is seeking through the Rights Issue may be reduced. Additionally, in these circumstances, such Shareholders may have an increased pro rata holding in the Enlarged Share Capital as a result of the lesser number of shares issued.

4. Current trading and prospects

The Group's results for the first half of 2002 are set out fully in Part 6. With regard to the near term prospects, the Board believes Cookson is well positioned in its major markets. During the first half of 2002, the Group witnessed an improving trend in activity with turnover for the second quarter of 2002 8 per cent higher than the first quarter of 2002. Furthermore, the rigorous action taken early in 2001 and which has continued into 2002, both to align the Group's cost base with the reduced levels of demand being experienced and to conserve cash, mitigated the impact on profitability of the downturn in the Group's major markets.

Since the end of the first half of 2002, trading has been in line with the Company's expectations. Although the timing of a sustained recovery in the electronics industry remains unclear and activity in the third quarter is traditionally quieter than in the second quarter, Cookson expects to be able to leverage the benefits of its operational gearing to take advantage of an upturn when it occurs.

5. Pro forma financial position

As at 30 June 2002, the Group had net assets of £574.9 million and net debt of £749.1 million. After adjusting for the net proceeds of the Rights Issue of £277.5 million (net of expenses), the pro forma net assets as at 30 June 2002 would be £852.4 million and pro forma net debt would be £471.6 million. Further information on the pro forma financial position of the Group is set out in Part 5 of this document.

6. Dividend policy

The total dividend for the year ended 31 December 2000 was £72 million. For the year ended 31 December 2001, only an interim dividend amounting to £32 million was paid. In late 2001, the Board reviewed Cookson's near term dividend policy in conjunction with the finalisation of the £450 million syndicated bank facility and, as a consequence, it was agreed that no cash dividend would be paid in 2002 or until certain financial targets had been achieved.

Once Cookson is achieving a level of sustained profitability, the Board will consider resuming the payment of dividends at a level which would then reflect the Group's financial performance and prospects.

7. Share capital reorganisation

The current nominal value of 50p of each Existing Share exceeds the proposed Issue Price of 25p of each New Share. As a matter of company law, it is not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the Rights Issue, it is proposed to subdivide and convert each existing ordinary share of 50p into one new ordinary share of 1p (a "Reorganised Ordinary Share") and one deferred share of 49p (a "Deferred Share"). This will result in 727,558,546 Reorganised Ordinary Shares and 727,558,546 Deferred Shares being in issue immediately following the Share Capital Reorganisation. The Board believes, whether or not the Rights Issue proceeds, that this Share Capital Reorganisation will give the Company greater flexibility than it currently has to optimise its share capital structure in the future. Subject to the Shareholders approving the necessary resolution, the Share Capital Reorganisation will take place whether or not the Rights Issue proceeds.

Each Reorganised Ordinary Share will have the same rights (including voting and dividend rights and rights on a return of capital) as each Existing Share prior to the Share Capital Reorganisation. Certificates for Existing Shares will initially remain valid for the same number of Reorganised Ordinary Shares arising on subdivision and conversion. No new certificates will be issued in respect of the Reorganised Ordinary Shares immediately following the sub-division. New certificates in respect of both the Reorganised Ordinary Shares and the New Shares will be issued following the conclusion of the Rights Issue. After despatch of definitive share certificates, certificates for ordinary shares of 50p in the capital of the Company will cease to be valid for any purpose whatsoever. The rights attaching to the Deferred Shares, which will not be listed, will render them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The Share Capital Reorganisation will not affect the Company's or the Group's net assets.

8. Extraordinary General Meeting

A notice convening an Extraordinary General Meeting to be held at Linklaters, One Silk Street, London EC2Y 8HQ at 11.00 am on 5 August 2002 is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed.

The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolutions set out in the notice of the Extraordinary General Meeting. The Resolutions will propose that:

(a) at 7.00 am on the dealing day following the date of the Extraordinary General Meeting, each Existing Share be subdivided and converted into one Reorganised Ordinary Share and one Deferred Share and each of the authorised but unissued Ordinary Shares be subdivided into fifty 1p ordinary shares; and

(b) subject to the resolution described in paragraph (a) above being passed and to Admission, the Directors be authorised, for the purposes of section 80 of the Act, to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £11,640,937 for the purposes of the Rights Issue. On conclusion of the Rights Issue and assuming it has been taken up in full, the maximum amount of relevant securities which the Directors will have authority to allot will be £121,259,057, which represents 33.3 per cent. of the total ordinary share capital in issue as at 18 July 2002 (being the latest practicable date prior to the publication of this document).

The authority in sub-paragraph (b) above shall (unless previously revoked, varied or renewed by the Shareholders in a general meeting) expire at the conclusion of the annual general meeting of the Company to be held in 2003 or, if earlier, on the date 15 months from the passing of the Resolution. The authority to allot securities will be additional to and distinct from any like existing authority (including without limitation the authority to allot securities granted to the Directors at the Company's annual general meeting on 25 April 2002).

Details of Cookson's issued and authorised share capital, at present and as it would be immediately following the Share Capital Reorganisation and the Rights Issue, are set out in paragraph 2 of Part 10 of this document.

9. Action to be taken

Extraordinary General Meeting

You will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and in any event so as to arrive by 11.00 am on 3 August 2002. Completion and return of a Form of Proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting if you so wish.

Rights Issue

If you are a Qualifying non-CREST Shareholder, subject to all of the Resolutions being passed at the Extraordinary General Meeting, unless, subject to certain exceptions, you have a registered address in the Excluded Territories, you will be sent a Provisional Allotment Letter. This will show the number of New Shares that you are entitled to take up under the Rights Issue and will contain full details regarding the procedure for acceptance and payment, renunciation, splitting of the Provisional Allotment Letter and registration in respect of the New Shares.

If you are a Qualifying CREST Shareholder, no Provisional Allotment Letter will be sent to you and, subject to the Resolutions being passed at the Extraordinary General Meeting, unless, subject to certain exceptions, you are a Qualifying CREST Shareholder with a registered address in the Excluded Territories, you will receive a credit to your appropriate stock account in CREST in respect of the Nil Paid Rights to which you are entitled. If you are a Qualifying CREST Shareholder with a registered address in the Excluded Territories, no Nil Paid Rights will be credited to your stock account. Qualifying Shareholders who are resident in or are otherwise located in any jurisdiction outside the United Kingdom should refer to paragraph 6 of Part 2 of this document for further information.

If you sell, have sold or otherwise transfer all your Existing Shares before 6 August 2002 (the "ex-rights date", that is, the date on which the Existing Shares start trading without the right to participate in the Rights Issue), you will not be entitled to participate in the Rights Issue. However, the purchaser or transferee of your Existing Shares may be entitled to participate in the Rights Issue in your place. If you are a Qualifying non-CREST Shareholder, please send this document, together with the Provisional Allotment Letter duly renounced on Form X on page 4 of the Provisional Allotment Letter, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was made, for delivery to the purchaser or transferee. However, in no event should this document or a Provisional Allotment Letter be sent into any Excluded Territory.

The latest time and date for acceptance under the Rights Issue will be 9.30 am on 28 August 2002, unless otherwise announced by the Company to a Regulatory Information Service. The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedures for acceptance and payment are set out in Part 2 of this document. Further details of these will also appear in the Provisional Allotment Letter that, subject to the Resolutions being passed at the Extraordinary General Meeting, will be sent to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, certain qualifying non-CREST Shareholders with a registered address in the Excluded Territories).

Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

10. Taxation

Information about UK and US taxation and the Rights Issue is set out in paragraph 9 of Part 10 of this document. **If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction other than the United Kingdom or the United States, you should consult your own independent professional adviser without delay.**

11. Overseas Shareholders

The attention of Shareholders who have registered addresses or are otherwise located outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, is drawn to the information which appears in the paragraph entitled "Overseas Shareholders" in paragraph 6 of Part 2 of this document. If you are an Overseas Shareholder, it is important that you read this part of the document.

12. Cookson Group Share Schemes

The attention of Optionholders is drawn to the information which appears in the paragraph entitled "Cookson Group Share Schemes" in paragraph 10 of Part 2 of this document.

13. Convertible Bonds

The attention of holders of Convertible Bonds is drawn to the information which appears in the paragraph entitled "Convertible Bonds" in paragraph 11 of Part 2 of this document.

14. Listing, dealings and settlement

Applications have been made to the UK Listing Authority for the Reorganised Ordinary Shares and the New Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective on 6 August 2002 and that dealings in the Reorganised Ordinary Shares and the New Shares, nil paid, on the London Stock Exchange will commence at 8.00 am on that day. It is expected that the Nil Paid Rights and the Fully Paid Rights will be admitted to CREST and enabled for settlement on 6 August 2002 as soon as practicable after Admission becomes effective.

The New Shares when issued and fully paid will rank *pari passu* in all respects with the Reorganised Ordinary Shares and for all dividends or other distributions declared, made or paid after the date of issue of the New Shares and will be capable of being held in certificated or uncertificated form. Any New Shares to be issued in certificated form will be represented by definitive share certificates, which are expected to be despatched by 6 September 2002 to the persons entitled thereto, at that person's registered address (provided that such registered address is not in the Excluded Territories). Pending the issue of definitive certificates for the New Shares to Qualifying non-CREST Shareholders, transfers of the New Shares will be certified against the register. Other than the Provisional Allotment Letter, no temporary documents of title in respect of the New Shares will be issued.

The attention of Qualifying CREST Shareholders is drawn to paragraph 4 of Part 2 of this document. The attention of Qualifying non-CREST Shareholders who wish to convert the Nil Paid Rights provisionally allotted to them into uncertificated form is drawn to paragraphs 3(g) and 4 of Part 2 of this document.

15. Further information

Your attention is drawn to the further information set out in Parts 2 to 10 of this document, including the Risk Factors set out in Part 9.

16. Shareholders' expressions of intention

Certain Shareholders holding approximately 260 million Existing Shares representing approximately 36 per cent. of the existing issued ordinary share capital of the Company have confirmed, in writing, to the Company, their current intention to vote in favour of the Resolutions and take up their full entitlements under the Rights Issue.

17. Directors' intentions and recommendation

The Directors have irrevocably undertaken to take up an aggregate of 1,321,296 New Shares which represent the Directors' full beneficial entitlements under the Rights Issue.

The Directors, who have been advised by Lazard, Cazenove and Merrill Lynch, consider the Share Capital Reorganisation, the Rights Issue and the Resolutions to be in the best interests of the Company and its Shareholders as a whole. In providing financial advice to the Directors, Lazard, Cazenove and Merrill Lynch have placed reliance on the Directors' commercial assessment of the Share Capital Reorganisation and the Rights Issue and Cookson's funding requirements.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting. The Directors intend to vote in favour of the Resolutions in respect of their holdings, amounting, in aggregate, to 825,810 Existing Shares, representing approximately 0.114 per cent. of the existing issued ordinary share capital of the Company.

Yours faithfully,

Bryan Nicholson

Sir Bryan Nicholson
Chairman

PART 2: TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1. Terms and conditions of the Rights Issue

Subject to the fulfilment of the terms and conditions set out below, the New Shares will be offered for subscription by way of the Rights Issue to Qualifying Shareholders at the Issue Price payable in full on acceptance on the following basis:

8 New Shares at 25p per New Share for every 5 Existing Shares

held by such Qualifying Shareholders on the Record Date. The Rights Issue will not be underwritten. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Entitlements to the relevant whole number of New Shares will be calculated by dividing each such Qualifying Shareholder's existing holding of Existing Shares by 5 and multiplying the result by 8. Fractions of New Shares will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Shares.

The allotment and issue of the New Shares will be made upon and subject to the terms and conditions set out in this document, the Provisional Allotment Letters (which are expected to be posted on 5 August 2002 to Qualifying non-CREST Shareholders other than, subject to certain exceptions, those whose registered address is in the Excluded Territories) and the Company's memorandum and articles of association.

The Rights Issue is conditional on:

(i) the passing of the Resolutions at the Extraordinary General Meeting or any adjournment thereof; and

(ii) Admission becoming effective no later than 8.00 am on 6 August 2002 (or such other time and/or date as the Company and the Managers may agree).

Provisional Allotment Letters will constitute temporary documents of title. Even if not all the New Shares are taken up (whether by Qualifying Shareholders or otherwise), those New Shares which have been taken up will be allotted.

Application has been made to the UK Listing Authority for the Reorganised Ordinary Shares and the New Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission of the Reorganised Ordinary Shares and the New Shares will become effective and that dealings on the London Stock Exchange in the Reorganised Ordinary Shares and the New Shares, nil paid, will commence at 8.00 am on 6 August 2002.

The Rights Issue is not being made by means of this document in the Excluded Territories but is being made to Qualifying Shareholders in such jurisdictions as described under paragraph 6(b) below. Shareholders taking up their rights by completing a Provisional Allotment Letter or sending an MTM instruction to CRESTCo will be deemed to have made the warranties set out in paragraph 7 below unless such requirement is waived by the Company. The attention of Overseas Shareholders and Qualifying Shareholders holding on behalf of persons located in the Excluded Territories is drawn to paragraph 6 below.

The Existing Shares are already admitted to CREST. Applications have been made for the Reorganised Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the New Shares to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST Rules) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the Reorganised Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the New Shares, on admission of the Reorganised Ordinary Shares and the New Shares to the Official List. As soon as practicable after satisfaction of the conditions, the Company will confirm this to CRESTCo.

Subject, amongst other things, to the conditions referred to in paragraphs (i) and (ii) above being satisfied and save as provided in paragraph 6 below in relation to certain Overseas Shareholders, it is intended that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying non-CREST Shareholders at their own risk on 5 August 2002;

(ii) Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such Shareholders' entitlements to Nil Paid Rights, with effect from as soon as practicable after 8.00 am on 6 August 2002; and

(iii) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 6 August 2002, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied.

The offer of New Shares to Qualifying CREST Shareholders will be made, on the terms and conditions set out in this document, at the time when the Nil Paid Rights are enabled for settlement as described in paragraph (iii) above.

The New Shares will, when issued and fully paid, rank *pari passu* in all respects with the Reorganised Ordinary Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of this document.

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their respective agents, as appropriate) will be posted at their own risk.

2. Action to be taken – Introduction

The action to be taken in respect of New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you are a Qualifying non-CREST Shareholder please refer to paragraph 3 and paragraphs 5 to 14 of this Part 2.

If you are a Qualifying CREST Shareholder, please refer to paragraph 4 and paragraphs 5 to 14 of this Part 2 and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary action specified below to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

(a) General

The Provisional Allotment Letter will set out:

(i) the holding of Existing Shares on which a Qualifying non-CREST Shareholder's entitlement to New Shares has been based;

(ii) the aggregate number of New Shares which have been provisionally allotted to such Qualifying non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on 5 August 2002 and that dealings commence on 6 August 2002, the latest time and date for acceptance and payment in full will be 9.30 am on 28 August 2002.

(b) Procedure for acceptance and payment

(i) Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their Nil Paid Rights must return the Provisional Allotment Letter, in accordance with the instructions thereon, together with a cheque or a banker's draft made payable to "Lloyds TSB Bank plc—a/c Cookson Group plc" and crossed "A/C payee only", for the full amount payable on acceptance, by post or by hand (during normal business hours) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours) to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, so as to arrive as soon as possible and in any event so as to be received not later than 9.30 am on 28 August 2002. If you post your Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for use, within the United Kingdom only, for this purpose.

(ii) Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their Nil Paid Rights and wish to sell some, or all, of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter and returning it by post or by hand (during normal business hours) to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, by 3 pm on 23 August 2002, the last time and date for splitting Nil Paid Rights, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. They should then deliver the split Provisional Allotment Letter representing the New Shares they wish to accept, together with a cheque or a banker's draft payable to "Lloyds TSB Bank plc – a/c Cookson Group plc" and crossed "A/C payee only", to the address stated in paragraph 3(b)(i) of this Part 2 so as to be received by 9.30 am on 28 August 2002, the last time and date for acceptance. They should in relation to the split Provisional Allotment Letters, follow the procedure set out in paragraph 3(e) of this Part 2.

Alternatively, Qualifying non-CREST Shareholders who wish to take up only some of their Nil Paid Rights (but not sell the remainder) should complete Form X on page 4 of the Provisional Allotment Letter and return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand (during normal business hours) to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, together with a covering letter confirming the number of New Shares to be taken up and a cheque or a banker's draft to pay for such number of shares. In this case, the Provisional Allotment Letter, the cover letter and the cheque or banker's draft must be received by Lloyds TSB Registrars by 9.30 am on 28 August 2002, being the last time and date for acceptance.

(iii) Company's discretion as to validity of acceptances

If payment is not received in full by 9.30 am on 28 August 2002, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance as set out herein) be deemed to have been declined and will lapse. The Company reserves the right, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post not later than 9.30 am on 29 August 2002 (the cover bearing a legible postmark dated not later than 9.30 am on 28 August 2002) and (ii) acceptances in respect of which a remittance is received prior to 9.30 am on 28 August 2002 from an authorised person (as defined in section 31(2) of the Financial Services and Markets Act 2000) specifying the number of New Shares concerned and undertaking to lodge the relevant Provisional Allotment Letter, duly completed, in due course.

The Company may (at its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv) Payments

All payments must be in pounds sterling and cheques or banker's drafts should be made payable to "Lloyds TSB Bank plc – a/c Cookson Group plc" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the drawer. Eurocheques, unless drawn on a bank or building society in the United Kingdom, the Channel Islands or the Isle of Man will not be accepted. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct Lloyds TSB Registrars to seek special clearance of cheques and banker's drafts to allow the Company to obtain full value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments will accrue for the benefit of the Company. It is a term of the Rights Issue that cheques shall be honoured at first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are notified to it or its agent as not having been honoured.

(c) Money Laundering Regulations

If the value of your application exceeds the equivalent of €15,000 (approximately £9,500) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is to be made is not held within an institution that is authorised in the United Kingdom by the Financial Services Authority under the Financial Services and Markets Act 2000 or by the Building Societies Commission under the Building Societies Act 1986 or that is an EU authorised credit institution as defined in the First Banking Directive (77/780/EEC), the verification of identity requirements of the Money Laundering Regulations 1993 (the "Money Laundering Regulations") will apply. Lloyds TSB Registrars is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the "applicant") including, without limitation, any person who appears to Lloyds TSB Registrars to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars such information as may be specified by Lloyds TSB Registrars as being required for the purpose of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may in its absolute discretion retain a Provisional Allotment Letter lodged by an applicant for New Shares and/or the cheque or banker's draft relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Lloyds TSB Registrars to require verification of identity as stated above).

(i) Applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and applicants use a cheque drawn by a building society or other third party, or a banker's draft, the applicants should:

 (aa) write their name and address on the back of the building society cheque, banker's draft or other third party cheque and, in the case of individuals, record their date of birth against their name; and

 (bb) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

(ii) If an application is delivered by hand, applicants should ensure that they have with them evidence of identity bearing their photograph, for example, a valid full passport.

If you are making an application as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, Lloyds TSB Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

(d) Dealings in Nil Paid Rights

Assuming the Resolutions are passed at the Extraordinary General Meeting and the Rights Issue otherwise becomes unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 am on 6 August 2002. A transfer of Nil Paid Rights can be made by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and set out in paragraph 3 (e) of this Part 2.

After 28 August 2002, the New Shares will be in registered form and transferable in the usual way (see paragraph 3 (h) of this Part 2).

(e) Renunciation and splitting of Provisional Allotment Letters

Qualifying non-CREST Shareholders who wish to transfer all (and not some only) of their Nil Paid Rights comprised in a Provisional Allotment Letter to one person may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X (if it is not already marked "Original Duly Renounced") on page 4 of the Provisional Allotment Letter and passing on the entire letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, the letter will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters is 9.30 am on 28 August 2002.

If a holder of a Provisional Allotment Letter wishes to transfer all the Nil Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged by post or by hand (during normal business hours) with Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, by not later than 3.00 pm on 23 August 2002, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

(f) Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Nil Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold such shares in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) must be completed – see paragraph 3(g) below) and lodge the entire letter by post or by hand (during normal business hours) with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, by not later than 9.30 am on 28 August 2002.

(g) Deposit of Nil Paid Rights into CREST

Nil Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is deposited into CREST (whether any such conversion arises as a result of a renunciation of those rights or otherwise). Subject as provided in the next following paragraph (or in the Provisional Allotment Letter), normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights represented by a Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited by you or your CREST sponsor with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit only some of the Nil Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The consolidation listing form must not be used.

A holder of Nil Paid Rights represented by a Provisional Allotment Letter who is proposing so to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 am on 28 August 2002. **In particular, having regard to normal processing times in CREST and on the part of Lloyds TSB Registrars, the latest recommended time for depositing a renounced Provisional Allotment Letter, with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed, with the CCSS following a renunciation of the Provisional Allotment Letter (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 am on 28 August 2002) is 3.00 pm on 22 August 2002.**

CREST sponsored members should contact their CREST sponsors.

(h) Issue of New Shares in definitive form

Definitive share certificates are expected to be despatched by post by 6 September 2002 to the persons entitled thereto in respect of both the Reorganised Ordinary Shares and the New Shares, at their registered address unless lodging agents' details have been completed on page 4 of the Provisional Allotment Letter. After despatch of such certificates, Provisional Allotment Letters and certificates for Existing Shares will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer of the New Shares will be certified by Lloyds TSB Registrars against the register against lodgement of fully paid Provisional Allotment Letters and/or, in the case of renounced Provisional Allotment Letters, against the registration receipt, Form Y, bearing the stamp of Lloyds TSB Registrars.

4. Action to be taken in relation to Nil Paid Rights in CREST

(a) General

Subject as provided in paragraph 6 of this Part 2 in relation to certain Overseas Shareholders, it is expected that each Qualifying CREST Shareholder will receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on 6 August 2002. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights can be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If the Rights Issue is delayed or if for any other reason stock accounts of Qualifying CREST Shareholders cannot be credited or the Nil Paid Rights cannot be enabled on 6 August 2002, the expected timetable as set out in this document may be adjusted. **References to dates and times in this document should be read as subject to any such adjustment. The Company will make an appropriate announcement to a Regulatory Information Service giving details of the revised dates but Qualifying CREST Shareholders may not receive any further written communication.** Further, in such circumstances, a Provisional Allotment Letter may be sent to each Qualifying CREST Shareholder in substitution for the Nil Paid Rights which have not been so credited or enabled.

CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer, all or part of the Nil Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST sponsored member and wish to take up your entitlement, you should consult your CREST sponsor as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights.

(b) Procedure for acceptance and payment

(i) MTM Instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an MTM instruction to CRESTCo which, on its settlement, will have the following effect:

(aa) the crediting of a stock account of Lloyds TSB Registrars, under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(bb) the creation of a settlement bank payment obligation (as defined in the CREST Manual), in accordance with the RTGS payment mechanism (as defined in the CREST Manual), in favour of the RTGS settlement bank of Lloyds TSB Registrars in pounds sterling, in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (aa) above; and

(cc) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (aa) above.

(ii) Contents of MTM instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

- the participant ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is 6RA01;
- the member account ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is RA412201;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the CREST settlement bank payment obligation (as defined in the CREST Manual) on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;
- the intended settlement date. This must be on or before 28 August 2002;
- the Nil Paid Rights ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST;
- the Fully Paid Rights ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST; and
- the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant Corporate Action details in CREST.

(iii) Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (ii) of this paragraph 4 will constitute a valid acceptance where either:

(aa) the MTM instruction settles by not later than 9.30 am on 28 August 2002; or

(bb) (i) the MTM instruction is received by CRESTCo by not later than 9.30 am on 28 August 2002 and (ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock account of the accepting CREST member specified in the MTM instruction at 9.30 am on 28 August 2002.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the MTM instruction is processed by the network provider's Communications Host at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the network provider's Communications Host.

(iv) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 4(b) of this Part 2 represents, warrants and undertakes to the Company that he has taken (or procured to have been taken), and will take (or procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 9.30 am on 28 August 2002 and remains capable of settlement at all times after that until 2.30 pm on 28 August 2002 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that, at 9.30 am on 28 August 2002 and at all times thereafter until 2.30 pm on 28 August 2002 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

See also paragraph 7 of this Part 2 in relation to certain additional representations and warranties.

(v) **CREST procedures and timings**

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal systems timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 9.30 am on 28 August 2002. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi) CREST member's undertaking to pay

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in this paragraph 4(b) of this Part 2, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual), the creation of an RTGS settlement bank payment obligation in pounds sterling in favour of the RTGS settlement bank of Lloyds TSB Registrars in accordance with the RTGS payment mechanism (as defined in the CREST Manual) shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Company the amount payable on acceptance) and (b) requests that the Fully Paid Rights and/or New Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of the Company.

(vii) Company's discretion as to rejection and validity of acceptances

The Company may in its sole discretion:

(aa) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in paragraph 4(b) of this Part 2. Where an acceptance is made as described in this paragraph 4(b) of this Part 2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.30 pm on 28 August 2002 (or by such later time and date as the Company has determined), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph 4(b) of this Part 2, that there has been a breach of the representations, warranties and undertakings set out or referred to in paragraph 4(b)(iv) of this Part 2, unless the Company is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the failure to settle;

(bb) treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in paragraph 4(b) of this Part 2;

(cc) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(dd) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Lloyds TSB Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Lloyds TSB Registrars has received actual notice from CRESTCo of any of the matters specified in regulation 35(5)(a) of the Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(ee) accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all, or part, of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

(c) Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all, or part, of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Lloyds TSB Registrars is required to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Lloyds TSB Registrars before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars any information Lloyds TSB Registrars may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Lloyds TSB Registrars will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d) Dealings in Nil Paid Rights

Assuming the Resolutions are passed at the Extraordinary General Meeting and the Rights Issue becomes otherwise unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 am on 6 August 2002. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 28 August 2002.

(e) Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document, and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 28 August 2002. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 28 August 2002.

After 28 August 2002, the New Shares will be registered in the name(s) of the person(s) entitled to them in the Company's register of members and will be transferable in the usual way.

(f) Withdrawal of Nil Paid Rights from CREST

Nil Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 pm on 21 August 2002, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 am on 28 August 2002.

(g) Issue of New Shares in definitive form in CREST

New Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Shares with effect from the next business day (expected to be 29 August 2002).

(h) Rights to allot/issue in certificated form

Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

5. Procedure in respect of New Shares not taken up

The Rights Issue will not be underwritten.

If an entitlement to New Shares is not validly taken up by the latest time and date for acceptance and payment in full in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. Pursuant to the terms of the Managers' Agreement described in paragraph 10 of Part 10, the Managers will severally use reasonable endeavours to procure, by not later than 3.00 pm on the fourth dealing day after such date, subscribers for such New Shares at a price at least equal to the Issue Price.

Notwithstanding the above, the Managers' obligation to use reasonable endeavours to procure such subscribers shall cease if at any time after the latest time and date for acceptance and payment in full, following consultation by the Managers with the Company, the Managers consider it unlikely that any subscribers could be procured at such price by such time. Only the premium if any over the aggregate of the Issue Price and the expenses of procuring subscribers (including any value added tax or commissions) shall be paid (subject as provided in this paragraph 5):

(i) where the Nil Paid Rights were, at the time of their lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter; and

(ii) where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST.

New Shares for which subscribers are procured on this basis will be allotted to such subscribers at the Issue Price and the aggregate premium if any (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any value added tax thereon or commissions) will be paid by cheque (without interest) to those persons entitled (as referred to above) *pro rata* to the relevant lapsed provisional allotments, save that net proceeds of less than £3 per holding will not be so paid but will be aggregated and retained for the benefit of the Company.

Any transactions undertaken pursuant to this paragraph 5 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and neither the Company nor the Managers nor any person procuring such subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription or any decision not to endeavour to procure subscribers, or for failure to procure subscribers. The Managers will be entitled to retain any brokerages, commissions or other benefits received in connection with these arrangements. Cheques for the amounts due to non-accepting Qualifying Shareholders (if any) will be sent by or on behalf of the Company by post, at the risk of the person(s) entitled, to their registered address (the registered address of the first named in the case of joint holders), provided that where any entitlement concerned was held in CREST, the amount due will, unless the Company (at its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of a settlement bank payment obligation in pounds sterling in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism (as defined in the CREST Manual).

6. Overseas Shareholders

The offer of New Shares to persons resident in, citizens of, or who have a registered address in countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

The attention of Overseas Shareholders is drawn to the following in connection with the Rights Issue.

(a) General

Subject to certain exceptions, no Provisional Allotment Letters will be sent to nor Nil Paid Rights credited to CREST accounts of Overseas Shareholders with registered addresses in the Excluded Territories, except that Provisional Allotment Letters may be sent to, and Nil Paid Rights may be credited to the CREST accounts of, certain of such Overseas Shareholders if the Company is satisfied that such action would not result in a contravention of any applicable legal or regulatory requirements in the relevant jurisdiction.

Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Provisional Allotment Letter will be sent for information only and should not be copied or redistributed. No person receiving a copy of this document and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event deal with the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him and the Provisional Allotment Letter, Nil Paid Rights or Fully Paid Rights in CREST could lawfully be dealt with without contravention of any registration or other legal or regulatory requirements.

Accordingly, persons receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into, or transfer Nil Paid Rights or Fully Paid Rights to any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory, or by their agent or nominee, they must not seek to take up the rights referred to in the Provisional Allotment Letter or in this document or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between them and the Company. Any person who does forward this document or a Provisional Allotment Letter into any such territories (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 6.

Subject to paragraphs 6(c), (d) and (e) below, any person (including, without limitation, nominees and trustees) outside the UK wishing to take up his rights under the Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. **The comments set out in this paragraph 6 are intended as a general guide only and any Overseas Shareholder who is in doubt as to his position should consult his professional adviser without delay.**

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the offer of New Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of share certificates for both the Reorganised Ordinary Shares and the New Shares in, or, in the case of a credit of New Shares in CREST to a CREST member or CREST sponsored member whose registered address is in, the Excluded Territories or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates. The attention of Overseas Shareholders in the Excluded Territories and Qualifying Shareholders holding Existing Shares on behalf of such persons is drawn to paragraphs (b) to (d) below.

Despite any other provision of this document or the Provisional Allotment Letter, the Company reserves the right to permit any Overseas Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Overseas Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 3 of this Part 2 (where Nil Paid Rights are represented by Provisional Allotment Letters) and paragraph 4 of this Part 2 (where Nil Paid Rights are in CREST).

The provisions of paragraph 5 of this Part 2 will apply generally to Overseas Shareholders who do not or are unable to take up the New Shares provisionally allotted to them.

Specific restrictions relating to certain jurisdictions are set out below.

(b) Notice in the London Gazette

In accordance with section 90(5) of the Act, the offer by way of rights to Qualifying Shareholders who have no registered address within the United Kingdom and who have not given the Company an address within the United Kingdom for the service of notices will (provided the Resolutions are passed and subject to the Rights Issue becoming otherwise unconditional) be made by the Company publishing a notice in the London Gazette on the day following the date on which the Provisional Allotment Letters are despatched, stating where copies of this document and Provisional Allotment Letters may be inspected or, in certain circumstances, be obtained on personal application by or on behalf of such Qualifying Shareholders. However, in order to facilitate acceptance of the offer by way of rights made to such Qualifying Shareholders by virtue of such publication, Provisional Allotment Letters will be posted to such Qualifying Shareholders or Nil Paid Rights will be credited to the stock accounts in CREST of such Qualifying Shareholders, as appropriate (other than those Qualifying Shareholders with registered addresses in the Excluded Territories). Accordingly, Qualifying Shareholders who do not have a registered address within the United Kingdom and who have not given the Company an address within the United Kingdom for service of notices may accept the offer by way of rights either by returning the Provisional Allotment Letters posted to them in accordance with the instructions printed thereon or (subject to surrendering the original Provision Allotment Letters so posted to them) by obtaining copies thereof (or, in the case of persons referred to in paragraphs 6(c) and (d) of this Part 2, originals thereof) from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by following the relevant procedures for acceptance in the case of Qualifying CREST Shareholders whose Nil Paid Rights have been credited to their CREST stock accounts.

(c) United States

The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States, and, subject to certain exceptions, may not be offered, sold, renounced, taken up, delivered or transferred, directly or indirectly, in or into the United States.

This document does not constitute an offer for, or an invitation to apply for, or an offer or invitation to purchase or subscribe for, any Nil Paid Rights, Fully Paid Rights or New Shares in the United States and this document and Provisional Allotment Letters are not being sent to Qualifying Shareholders with registered addresses in the United States, and applications will not be accepted from within the United States or from any person acting on a non-discretionary basis for the account or benefit of a person located within the United States at the time the undertaking to accept was given to the extent of such holding, unless determined by the Company in its sole discretion and effected in a lawful manner. Nil Paid Rights and Fully Paid Rights will not be credited to a stock account in CREST of Qualifying Shareholders with registered addresses in the United States and must not be transferred to any such Shareholders.

Subject to certain exceptions, envelopes containing Provisional Allotment Letters should not be postmarked or otherwise despatched from the United States. The Company reserves the right to treat as invalid any Provisional Allotment Letter that appears to the Company or its agents to have been executed in, postmarked or otherwise despatched from the United States, or that provides an address in the United States for the delivery of definitive certificates for either the Reorganised Ordinary Shares or the New Shares, or which does not make the warranties set out in the Provisional Allotment Letter and herein to the effect, *inter alia*, that the person accepting and/or renouncing the Provisional Allotment Letter is not accepting or renouncing the Provisional Allotment Letter within the United States, is not acting on a non-discretionary basis for the account or benefit of a person located within the United States at the time the undertaking to accept was given and is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any New Shares in or into the United States. The Company will not be bound to allot or issue New Shares to any person with an address in the United States in whose favour a Provisional Allotment Letter or any New Shares may be transferred or renounced. In addition, the Company reserves the right to reject any MTM instruction in respect of the Nil Paid Rights or Fully Paid Rights sent from within the United States or by a CREST member who is acting on a non-discretionary basis for the account or benefit of a person located within the United States.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the Nil Paid Rights, Fully Paid Rights or the New Shares within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

Notwithstanding the foregoing, the Company has reserved the right to make the Nil Paid Rights, the Full Paid Rights and the New Shares available to shareholders and beneficial owners in the United States that are "accredited investors" within the meaning of Rule 501(a) of the Securities Act in transactions that are exempt from the registration requirements to the Securities Act. Shareholders who hold on behalf of beneficial owners in the United States whom they know to be accredited investors should contact Richard Malthouse at the Company to determine whether and how such accredited investors may participate in the Rights Issue.

The provisions set out in paragraph 5 of this Part 2 will apply to the rights of Qualifying Shareholders with registered addresses in the United States unless they take up their rights (having made the representations set out above or having satisfied the Company that they are accredited investors and are acquiring the New Shares in a transaction exempt from the registration requirements of the Securities Act).

(d) Excluded Territories other than the United States

Due to restrictions under the securities laws of Australia, Canada, France, New Zealand, the Republic of Ireland and the Republic of South Africa, subject to certain exceptions, no Prospectus or Provisional Allotment Letter in relation to the New Shares will be sent to, and no Nil Paid Rights or Fully Paid Rights will be credited to a stock account in CREST of, Overseas Shareholders with registered addresses in, and the New Shares may not be transferred or sold to or into or renounced or delivered in, any of those countries. Accordingly, no offer of New Shares is being made by virtue of this document into Australia, Canada, France, New Zealand, the Republic of Ireland or the Republic of South Africa.

The provisions set out in paragraph 5 of this Part 2 will apply to the rights of Overseas Shareholders with registered addresses in Australia, Canada, France, New Zealand, the Republic of Ireland or the Republic of South Africa that are not taken up.

(e) Overseas territories other than the Excluded Territories

Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders other than those Qualifying non-CREST Shareholders who have registered addresses in the Excluded Territories and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other than those Qualifying CREST Shareholders who have registered addresses in the Excluded Territories. Such Overseas Shareholders may, subject to the laws of their relevant jurisdiction, accept their rights under the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up the Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part 2 will apply.

Qualifying Shareholders who have registered addresses in, or who are resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights.

If you are in any doubt as to your eligibility to accept the offer of New Shares, you should contact your professional adviser immediately.

7. Representations and warranties relating to the Excluded Territories

Qualifying non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to the Company that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter from within any Excluded Territory; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it; (c) such person is not acting on a non-discretionary basis for a person located within an Excluded Territory at the time the instruction to accept or renounce was given; and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into any Excluded Territory. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirements; (b) provides an address in any Excluded Territory for delivery of definitive certificates for New Shares (or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates); or (c) purports to exclude the warranty required by this paragraph.

Qualifying CREST Shareholders

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4 of this Part 2 represents and warrants to the Company that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within any of the Excluded Territories; (b) he is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Shares; (c) he is not accepting on a non-discretionary basis for a person located within any Excluded Territory at the time the instruction to accept was given; and (d) he is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into any Excluded Territory.

8. Times and dates

The dates set out in the timetable of events at the beginning of this document and mentioned throughout the document may be adjusted by agreement between the Company and the Managers in which event details of the new dates will be notified to a Regulatory Information Service and, where the Company considers appropriate, to Qualifying Shareholders.

9. General

Even if not all of the New Shares are taken up (whether by Qualifying Shareholders or otherwise), those New Shares which have been taken up will be allotted if the Rights Issue becomes unconditional.

All documents and remittances in connection with the Rights Issue will be sent to or by allottees or their renouncees (or their agents) at their risk.

10. Cookson Group Share Schemes

The New Shares can only be offered to Qualifying Shareholders and not to the Company's Optionholders. However, the Cookson Group Share Scheme rules allow the Directors to make adjustments to options granted under those schemes where there is a variation in the share capital in the event of a rights issue. The purpose of the adjustment would be to ensure that Optionholders' interests are protected.

Accordingly, under the Cookson Group Share Schemes under which options to acquire shares of the Company have been granted to participants, the number of shares in respect of which options may be exercised and/or the price (if any) at which such shares may be acquired will be adjusted to take account of the Rights Issue in such manner as the Board may consider. The adjustments will, where necessary, be subject to written confirmation from the auditors of the Company that they have been calculated in accordance with the rules of the relevant scheme. This is subject to the prior approval (where required) of the UK Inland Revenue. Participants will be notified of what adjustments the Directors have made in due course.

11. Convertible Bonds

As at 18 July 2002, the latest practicable date prior to the publication of this document, £80.0 million of Convertible Bonds remain outstanding.

The conversion price of the Convertible Bonds will be adjusted to take account of the Rights Issue in the manner provided in the trust deed relating to the Convertible Bonds. The adjustment will be subject to written confirmation from the auditors of the Company that it has been calculated in accordance with the terms and conditions of the Convertible Bonds. Bondholders will be notified of the amount of the adjustment in due course.

12. ADR Holders

Holders of ADRs will not be eligible to participate in the Rights Issue.

13. UK and US Taxation

Information on UK and US taxation with regard to the Rights Issue is set out in paragraph 9 of Part 10 of this document. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the UK should consult an appropriate independent professional adviser without delay.**

14. Governing Law

The terms and conditions of the Rights Issue as set out in this document and the Provisional Allotment Letters shall be governed by, and construed in accordance with, the laws of England.

PART 3: BUSINESS DESCRIPTION

History and Development of Cookson

Cookson is a leading materials technology company that provides materials, equipment and services to customers worldwide. The Group traces its history back to 1704, with the Cookson Group name having been adopted in 1982. The current senior management team came together in 1997 and has guided the Group through a significant transformation from a diverse industrial conglomerate to the focused materials technology company it is today.

In effecting this transformation, Cookson has made several large acquisitions within its core operations and disposed of a number of non-core businesses. It has also rationalised its manufacturing and distribution facilities, discontinued certain product lines and streamlined Group and divisional administrative functions. Cookson is now organised into three operating divisions: Electronics, Ceramics and Precious Metals.

- **Electronics.** Cookson's Electronics division is a leading provider of materials, equipment, process chemistries and services to fabricators and assemblers of printed circuit boards (PCBs) and to the semiconductor packaging industry. It also supplies specialist materials for non-electronic applications. During 2001, the Electronics division contributed 43 per cent. of the Group's total turnover from continuing operations.
- **Ceramics.** Cookson's Ceramics division is a world leader in the development, manufacturing and marketing of high performance, speciality refractory products. These products are highly specialised, consumable flow control and heat containment products used in demanding applications, primarily in the iron and steel industry, and in industries that require refractory material for high temperature, abrasion resistant and corrosion resistant applications, such as the glass and foundry industries. During 2001, the Ceramics division contributed 36 per cent. of the Group's total turnover from continuing operations.
- **Precious Metals.** Cookson's Precious Metals division is a leading supplier of precious metals fabricated into casting grains, wire, sheet, tubing, chain and jewellery components known as "findings". It is also a manufacturer of semi-finished and finished jewellery items. The Precious Metals division also manufactures highly engineered precision stampings and components for various industries. During 2001, the Precious Metals division contributed 21 per cent. of the Group's total turnover from continuing operations.

Cookson Group plc is a registered public limited company organised under the laws of England and Wales (registration no. 251977). The Group's principal executive offices are located at The Adelphi, 1-11 John Adam Street, London WC2N 6HJ, England and its telephone number is +44 (0)20 7766 4500. The headquarters of the Electronics, Ceramics and Precious Metals divisions are located in Foxborough, Massachusetts, United States; Brussels, Belgium; and Providence, Rhode Island, United States, respectively.

Cookson's ordinary shares are listed on the Official List of the UK Listing Authority and trade on the London Stock Exchange under the symbol "CKSN". Cookson also has American depositary receipts traded in the United States over-the-counter under the symbol "CKSNY" with Citibank, NA acting as depositary.

Group strategy

Cookson's objective is to be a leading, global provider of materials, enabling technology and process improvements for its customers in each of its three divisions. The Group's strategy requires that each division distinguishes itself from its direct competitors by offering a broad range of high quality products, enhanced by a full service and technical support package.

The Board believes that each of Cookson's businesses must have the potential and the capability to achieve the following criteria:

- market and technological leadership;
- above average growth;
- global reach;
- robust cash flow; and
- returns, over time, exceeding the Group's cost of capital.

Specifically, in the near term, the Board intends to focus on:

- **Growing the Electronics division.** Despite the unprecedented fall in volumes during 2001, the Board believes that the Electronics division is likely to be the main driver of the Group's growth, both in the near term and for the foreseeable future. Management anticipates that this growth will occur organically and through limited acquisitions. Management believes the organic growth will come from a recovery in volumes from the severely depressed 2001 levels; the benefits of a considerably reduced operating cost base; new product and integrated package offerings and introductions; and increased penetration of the rapidly developing electronics markets, particularly in Asia. Where acquisitions are pursued, they are likely to be of smaller entities that have developed sound and innovative technology which will supplement the division's own technology and product development capabilities.

- **Creating and enhancing value in the Ceramics and Precious Metals divisions.** After a period of significant integration activity following the acquisition of Premier, the Ceramics division intends to focus on generating organic growth by extracting the benefits from such activity; continuing new product development; building on its capability to offer product and service packages; and increasing its penetration of emerging markets, particularly in Asia.

  The focus of the Precious Metals division will be on enhancing its leading market positions; completing the integration of recent European acquisitions; and further developing its product ranges and technological capabilities.

- **Operational excellence and cash generation.** In addition to pursuing the strategies above, the Group's management will remain focused on productivity, working capital levels, cash flow generation and investment returns to ensure that all operations remain as efficient as possible.

In the process of formulating the Group's strategy, the Board not only considers the performance of each division and the potential each has to achieve the above criteria but also reviews other strategic options that could be pursued in order to maximise shareholder value and achieve a greater degree of operating and financing flexibility. These options include, amongst others, the disposal or merger of one or more of the Group's divisions or individual business units. The Board also reviews on an ongoing basis these and other options that it might have available to address the Group's debt position since the constraining nature of its borrowings could increasingly affect the Group's ability to pursue its strategies effectively.

Structure of the Cookson Group

Operating structure

Cookson Group plc is the parent holding company of a group of companies. Cookson has 32 direct and indirect holding companies and over 200 trading entities and participates in several joint ventures and strategic alliances. In 2001, Cookson had turnover from continuing operations of £2,012 million and 17,232 employees at the end of that year (2001 average: 19,934). The Group operates in more than 35 countries and sells its products and services in over 100 countries. Cookson currently has more than 150 manufacturing, distribution and trading locations. The Group is organised into three principal operating divisions – Electronics, Ceramics and Precious Metals.



Cookson Group plc
Electronics
Ceramics
Precious Metals
Equipment
Iron & Steel
PWB Materials & Chemistry
Assembly Materials
Glass
Foundry & Industrial Products
Jewellery
Precision Products

Geographic breakdown of operations

The geographic breakdown of Group turnover from continuing operations by customer location for the financial years ended 31 December 2001, 2000 and 1999 is summarised in the table below and has been extracted without material adjustment from the financial information of the Group set out in the consolidated financial information included elsewhere in this document.

Shareholders should read the whole of this document and not just rely on the summarised information below.

Turnover by geographic location of customers[1]

	Year ended 31 December		
	2001	2000	1999
	£m	£m	£m
Location			
United States	767.5	1,047.1	735.8
Continental Europe	552.0	543.5	345.9
Asia-Pacific	338.4	423.8	212.6
United Kingdom	163.0	183.0	169.3
Rest of the World	191.4	215.0	143.7
Continuing operations	2,012.3	2,412.4	1,607.3
Discontinued operations	87.1	169.2	302.8
Total	2,099.4	2,581.6	1,910.1

Note:

(1) Turnover includes the Group's share of joint ventures.

Cookson Electronics division

2001 percentage of Group sales:	43 per cent.
Number of employees as at 31/12/2001:	6,213 (2001 average: 7,161)
Principal operating locations:	United States, Europe and Asia-Pacific
Number of facilities:	More than 130

Business description

Cookson Electronics division is a leading manufacturer and supplier of materials, equipment and services to the electronics industry, primarily serving fabricators and assemblers of PCBs, assemblers of semiconductor packaging and the electrical and industrial markets. The end-markets for customers' products are the avionics, automotive, computing, industrial coatings, industrial electronics, joining materials, military electronics, semiconductor and telecommunications markets. Cookson Electronics comprises three groups: PWB Materials and Chemistry; Assembly Materials; and Equipment.

Cookson Electronics division's objective is to provide an integrated process solution by providing products and services to its customers across the customer's manufacturing process. Cookson Electronics believes that it can provide this solution through its global network of businesses comprising fully integrated materials, equipment and process technology packages, supported by dedicated technical service.

PWB Materials and Chemistry

The PWB Materials and Chemistry group supplies one of the industry's most comprehensive ranges of materials and chemistries used in the fabrication of PCBs.

The Electronics division, through Polyclad Technologies, is a leading manufacturer of the multi-layer laminate materials which form the substrate of a PCB. The group's range of products includes copper-clad, epoxy-based resin laminates and bonding sheets for: single layer rigid boards used in applications such as televisions; multi-layer boards used in more complex devices such as mobile telephones (containing 6-8 layers) and internet switches (containing more than 30 layers); high performance boards used at high temperatures in, for example, lead-free assembly; and boards with enhanced electrical performance for high-speed data transfer or wireless applications. Through its Enthone business, Cookson Electronics manufactures speciality chemicals for the electronics and surface metal finishing industries. These include process chemistry, solder mask, dry film, etching products, metallisation chemistry and surface finishing products. One of Enthone's fastest growing product areas is semiconductor copper. Copper is replacing aluminum as the material of choice for wiring on chips because it transmits electrical signals faster.

The PWB Materials and Chemistry group, which contributed approximately 53 per cent. of the Electronics division's turnover from continuing operations in 2001 (2000: 51 per cent.), operates primarily in North America, Europe and Asia and is headquartered in Londonderry, New Hampshire, United States.

Assembly Materials

The Assembly Materials group is a leading global supplier of materials to assemblers of PCBs and the semiconductor packaging industry.

The group's products are used primarily to attach electronic components, such as semiconductors and capacitors, onto bare boards and to form the necessary electrical and physical connections between the board and its components. The group's product range includes materials for both traditional through-hole assembly methods and more advanced SMT and flip chip processes. Principal product lines in PCB assembly include: solder (available in bar, paste, powder and sphere form and in no-clean, water-soluble and lead-free options); fluxes; adhesives; cleaning chemistries; and stencils and squeegee blades. The Assembly Materials group supplies the semiconductor packaging industry with epoxy moulding compounds, underfill, encapsulant materials and solder balls used in semiconductor packaging to connect the package to the PCB and to provide electrical and thermal insulation.

The Assembly Materials group contributed approximately 32 per cent. of the Electronics division's turnover from continuing operations in 2001 (2000: 26 per cent.). The group has operations located in North America, South America, Europe and Asia and its headquarters are located in Jersey City, New Jersey, United States.

Equipment

The Equipment group designs and assembles equipment used primarily in the PCB assembly process as well as in semiconductor packaging applications. The group's products include: stencil printers used to screen print solder paste onto a bare board; high-speed liquid dispensers used to dispense adhesives, solder paste, encapsulants and flip chip underfill for SMT assembly and chip packaging applications; wave and reflow soldering systems; and cleaning systems which remove excess materials at various stages of the assembly process. The Equipment group also provides conformal coating services, equipment and materials to the electronics, medical, aerospace and rubber/silicone industries. Through Cookson Electronics Global Services, the group offers customers one of the most comprehensive support services in the marketplace, including customer service, support and training.

The Equipment group contributed approximately 15 per cent. of the Electronics division's turnover from continuing operations in 2001 (2000: 23 per cent.). The group has operations in North America, South America, Europe and Asia and is headquartered in Franklin, Massachusetts, United States.

Industry overview

Market characteristics

The value of global end-market sales in the electronics industry is estimated to be around one trillion dollars. The industry's products touch nearly every facet of day-to-day life. Although the electronics industry is cyclical, it is considered to be a high growth industry. During the ten years from 1990 to 2000, end-market sales of electronic goods grew at an average compound annual growth rate of approximately 6 per cent., although they fell by 11 per cent. in 2001.

The industry's end-market products can be segmented into three major categories, with estimated shares of the total market by sales value:

- computers and related goods (38 per cent.);
- communications, which includes mobile phones, servers, routers and infrastructure products (28 per cent.); and
- consumer, automotive, military, medical and industrial products (34 per cent.).

The primary manufacturers of these end-market products are leading corporations from virtually every major industrial country in the world. Original equipment manufacturers ("OEMs") include global companies as well as large and small regional manufacturers.

Complementing this group of OEMs are contract manufacturers ("CEMs"), who produce products for many OEMs and for companies, such as Cisco and Dell, which consider their core competency to be design, distribution and marketing of technologically advanced products rather than manufacturing. The CEM segment of the electronics manufacturing industry has grown significantly over the last decade as OEMs have outsourced more of their production. In 2001, the output of CEMs represented over 25 per cent. of the total production of electronic goods. The growth in this segment has come largely through the acquisition of existing OEM manufacturing facilities by CEMs and the increase in the number of electronic devices used by consumers and industry.

The manufacture of electronic goods effectively begins with the semiconductor fabrication and component manufacturing processes. The semiconductor market is a high growth, cyclical market, with an annual sales value in excess of $225 billion. Cookson supplies products such as epoxy moulding compounds, underfill, encapsulant materials and solder balls to this market.

To produce any electronic device, semiconductors and components such as resistors and transistors need to be attached to a bare fabricated PCB. Bare PCBs are produced by both OEMs and independent manufacturers and, according to industry estimates, 2000 sales of bare PCBs amounted to $36 billion. The Electronics division provides laminates and chemicals to these PCB fabricators.

The general trend is for merchant or independent manufacturers to supply bare PCBs to both OEM and CEM assemblers, unless there is a significant technical reason requiring the OEM to protect its printed circuit design in which case the OEM produces its own bare boards. PCB assemblers attach the semiconductors and components to the bare boards to make the finished PCB. The assembly market was estimated in 2000 to be worth approximately $585 billion by sales volume. Cookson Electronics supplies materials such as solders, fluxes and adhesives and equipment and services to enable OEMs and CEMs to assemble finished PCBs.

The finished PCBs are used as components in the assembly of end-market products such as computers and mobile phones.

Electronics market trends

According to industry estimates, the world market for materials consumed in electronics manufacture is approximately $70 billion by sales value. Management estimates that the electronic materials markets served by its products are valued according to sales at approximately $12.5 billion. In addition, management estimates that the electronic assembly equipment market served by the division's products is valued according to sales at approximately $1.0 billion.

Despite the recent severe downturn experienced by the electronics industry, management believes it remains a growth industry for the long term, driven by increasing levels of electronic content in consumer, automotive and industrial applications. Management expects the continued demand for communications and computing applications to sustain demand for electronic goods.

There are a number of trends across the global electronics manufacturing industry that the division's management believes will support long term growth, including: the rate of change in increased functionality; the speed of data transmission; the portability of electronic devices; and the continual reduction in cost per feature. Additionally, the rate of customer consolidation and geographic expansion, particularly in Asia, provide further avenues for growth for large global players.

Competitive environment of the electronics industry

The Electronics division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies. Innovation, global presence and scale drive competition in the electronics industry. The demand for products to be smaller, faster, lighter and cheaper requires a competitive response which addresses operational efficiency, global standards and improved end-use performance. These result in relatively high barriers to entry, including:

- *Scale:* Customer consolidation has resulted in a desire for fewer, larger, full service suppliers. As customers consolidate and reduce costs they need suppliers which can deliver a complete range of products and services on a global basis.
- *Operational efficiency:* The ability to operate in low cost markets and to drive innovative process improvements requires customers to seek suppliers which can improve efficiency and solve the complex engineering issues that arise out of manufacturing around the world.

- *Cost of innovation:* The global customer wants state-of-the-art materials and processes that enable it to reduce the total cost of manufacturing. Today, the ability to design new products, obtain customer qualification and deliver this with a consistent level of quality on a global basis is essential to meeting customers' demands. Additionally, the ability to invest in new technologies such as environmentally friendly manufacture is essential. The significant resources required for this commitment limit the position of small and regional competitors.

Management believes that the Group's Electronics division is in a strong competitive position for the following reasons:

- *Precision manufacturing:* In order to achieve increased functionality, manufacturing techniques require increased precision in component manufacture and increased PCB features, such as higher layer counts with finer lines and tighter spacing. Additionally, very accurate placement and joining capabilities are required. To address these requirements, the division provides, amongst other products, patented semiconductor materials for new copper metal component manufacture, ultra-thin high performance laminate substrates for PCBs, high speed and tight tolerance soldering products and precision assembly equipment.
- *Asia-Pacific presence:* Management believes the division is well placed to meet customer needs as its customers expand in the region with its established infrastructure in the Asia-Pacific region. All product groups of the division have a significant manufacturing or distribution presence in Asia, including China where rapid expansion is occurring. The division's strategy of horizontal process solutions positions it as a full service provider of materials and process solutions, wherever needed by the customer.
- *Strong customer relationships:* The division has developed strong relationships with its major multinational customers and believes it is able to transfer its knowledge and service skills to any geographic markets that those customers may enter. The division has also formed strong alliances with complementary manufacturers to broaden its customer support capability globally.

Whilst innovation in electronic end market products is often rapid, innovation in electronic materials is predominantly of an evolutionary nature. Management believes this reduces the risk that substitute products could make the Electronics division's products obsolete.

Suppliers, sales and distribution

The Cookson Electronics division obtains raw materials from a variety of suppliers. Some raw materials are globally traded commodities (e.g. tin) and others are proprietary products (e.g. epoxy moulding compounds). While proprietary products do not represent a significant part of the division's raw material purchases, there is some exposure to pricing pressure from these suppliers.

Cookson Electronics sells to its customers through a variety of channels, although it has direct relationships with all of its major customers. Some Cookson Electronics products are sold through third party distributors but the majority are sold directly.

Cookson Ceramics division

2001 percentage of Group sales:	36 per cent.
Number of employees as at 31/12/2001:	7,967 (2001 average: 8,569)
Principal operating locations:	United States, Europe and Asia-Pacific
Number of facilities:	More than 130

Business description

The Ceramics division operates in the refractory market, which can be broadly divided into two product areas: flow control products used to control, protect and monitor molten steel during the continuous casting process; and lining products, in the form of either monolithics or bricks, used to protect metal casings from degradation under high temperatures in a range of demanding industrial applications. Cookson's Ceramics division, through its Vesuvius business, is the world leader in the supply of flow control products to the iron and steel industry and is a leading supplier of monolithics lining products in the United States and Europe, having enhanced its capability in this area by the acquisition of Premier in 1999.

The division operates in three sectors: Iron and Steel; Glass; and Foundry and Industrial Products.

Iron and Steel

The harsh operating environment and potentially dangerous conditions in which steel is poured, involving temperatures in excess of 1,600°C, impose enormous demands on the refractory systems employed.

Flow control products supplied by Vesuvius include: the VISO product range, which are isostatically pressed alumina graphite refractories including ladle shrouds, stopper rods, sub-entry nozzles and shrouds to channel and control the flow of steel from ladle to tundish and from tundish to mould; slide gate refractories including nozzles, plates and speciality shapes for furnace, ladle and tundish slide gate systems; and temperature measurement and control devices to monitor and regulate steel flow into the mould.

The majority of these products are consumed during the process of making steel and some must be replaced frequently. Demand for the Iron and Steel sector's products is thus primarily linked to steel production levels.

Lining products include specialist refractory materials for lining furnaces, ladles and tundishes. These are in the form of both monolithics and, to a lesser extent, refractory shapes (e.g. bricks, pads and dams).

Due to the specialised nature of Vesuvius' refractory products and the high volumes in which they are consumed, customers frequently demand a source of supply close to their own production sites. In addition, to minimise production downtime, customers are increasingly requiring suppliers to provide a total process solution as opposed to the provision of products alone. To meet its customers' requirements, the Ceramics division offers full systems capability, including refractory design, manufacture, installation and field service. The division's worldwide network of manufacturing facilities offers local service on a global basis.

The Iron and Steel sector contributed 65 per cent. of the Ceramics division's 2001 turnover from continuing operations (2000: 69 per cent.) and has operations primarily in the United States, Europe and Asia.

Glass

The Glass sector supplies a wide range of refractories for the construction of all types of melting furnaces to all areas of the glass-making industry. The sector's products are used in a variety of processes, including the manufacture of flat and hollow glass; the shaping of safety glass for the automotive and architectural industries and for specialty ophthalmic and laboratory applications; the manufacture of monitor tubes for televisions and personal computers; and the production of solar panels.

The Glass sector contributed 11 per cent. of the Ceramics division's 2001 turnover from continuing operations (2000: 9 per cent.) and has operations in the United States and Europe.

Foundry and Industrial Products

Vesuvius supplies non-ferrous and ferrous foundries with an extensive range of high-performance refractory products for molten metal in abrasion resistant and corrosion resistant applications. Products include crucibles used in the melting and transfer of molten metals, thermocouple sleeves, tubes, rods and nozzles. A new product for this sector is solar crucibles, which are used to cast wafer-grade silicon for the production of photovoltaic cells.

Vesuvius also supplies industrial products including bricks and pre-formed shapes, castables, ceramic fibres, plastics and ramming mixes, to industries such as cement and lime, power generation and incineration.

The Foundry and Industrial Products sector contributed 24 per cent. of the Ceramics division's 2001 turnover from continuing operations (2000: 22 per cent.) and has operations in the United States and Europe.

Industry overview

Refractory products used in the iron and steel industry

Steel can be produced in two ways: by processing iron ore using the integrated route or by melting scrap steel in an electric arc furnace. Molten steel must then be cast into semi-finished steel preforms, such as billets, blooms or slabs, by either a continuous casting or ingot casting process. Refractories are products that enable both processes to work and be refined as necessary. Refractories are required to withstand the corrosive properties and thermal shock of molten iron and steel at temperatures above 1,600°C at various stages of the manufacture and casting of iron and steel. A wide range of refractory products is used in iron and steel making. Refractories address two main areas:

- *Raw iron and steel production*: lining refractories are used to protect the metal shell of steelmaking vessels from high temperature molten iron or steel. These linings, either monolithics or bricks, have applications in coke ovens, hot blast stoves, blast furnaces, transfer ladles, basic oxygen furnaces and electric arc furnaces.

- *Continuous casting*: three main groups of refractory consumables are used in the continuous casting process:
  - *Linings* for ladles and tundishes (including bricks and monolithics used as linings for insulation, safety and to protect the working surface of the vessel).
  - *Stream protection products* used to facilitate the flow of molten steel and to prevent oxidation of the metal whilst it is being transferred from the ladle to the tundish (e.g. ladle shrouds) and from the tundish to the mould (e.g. submerged entry shrouds and submerged entry nozzles).
  - *Flow control refractories and systems* which are custom designed to optimise the performance of the ladle and the tundish. These can make a significant contribution towards improving the quality of the cast steel and the productivity of the steel casting plant. Typical products are ladle slide gate systems and refractories which control the flow of steel from ladle to tundish; tundish slide gate systems and refractories which control the flow of steel from the tundish to the mould; tube and nozzle changers used to change sub-entry shrouds during the casting of slabs or long products and for longer casting sequences; stopper rods used to control the flow of steel from the tundish to the mould; continuous temperature measurement systems to control the variation of temperature in the tundish; and purging systems that allow stirring of the steel by argon gas injection in the ladle and in the tundish.

  These products are generally consumable (i.e. have a relatively short working life) and are key components of the continuous casting process as they can have a major impact on both plant efficiency and steel quality.

The Ceramics division is the leading global supplier of stream protection and flow control refractory systems for iron and steel production and it is a significant player in linings for ladles and tundishes.

Refractory products used in the glass industry

The glass industry uses refractories for melting furnace and regenerator systems and in glass treatment processes.

- *Melting furnace and regenerator systems:* refractories used in glass production need to withstand similar temperatures to those for iron and steel applications but must address different issues arising from the different chemical properties of the raw materials used in glass. The refractories usually last for the full life of the melting furnace, which is currently around 10-12 years in the production of container and flat glass.
- *Glass treatment:* these processes operate at lower temperatures and require several different types of refractories such as rolls and cooling and shaping aids.

The Ceramics division supplies tin bath blocks for the float glass process and produces numerous other products such as fused silica tweels and tempering rollers.

Refractory products used in the foundry industry

The foundry industry entails the melting and casting of base metals. Refractories used in the foundry industry relate almost entirely to the casting process. The main product groups are: monolithic linings and bricks which are used extensively to line furnaces, kilns, incinerators and ladle treatment; filters and degassers used in metal treatment carried out prior to casting; molten metal flow control products such as nozzles and stopper rods; crucibles which are used extensively in the non-ferrous foundry market to melt and transfer molten metal; ceramic foam filters which reduce flaws and control turbulent flow during the mould filling process; and temperature measurement systems which are used in both ferrous and non-ferrous pouring systems.

The Foundry and Industrial Products sector of the Ceramics division produces a variety of products for each of the above applications.

Refractory market trends

Over the last decade, world production of steel has grown by an average of 2 per cent. per annum and in 2001 world steel production was approximately 845 million tonnes. Approximately 14 per cent. of the world's steel is produced in North America and 19 per cent. in the European Union. Asia-Pacific contributed 42 per cent. of world production in 2001, of which China, the world's largest producing country, produced 17 per cent.

About 85 per cent. of world steel production is made by the continuous cast process with the balance of production being in ingots. However, this proportion varies between markets. Generally, in the developed world markets over 95 per cent. of production is continuously cast whereas in some less developed but nonetheless large markets, such as India and countries of the former Soviet Union, as little as 40 per cent. of steel production is continuously cast.

Several trends suggest that the historic dominance of iron and steel production in North America, Western Europe and Japan is being steadily eroded. These trends include:

- *Growth of steel industry in developing countries.* There is a growing shift in production of raw steel from mature markets towards emerging markets and regions such as China, Russia, Eastern Europe and the Middle East, where raw material availability, market growth and relatively low labour costs are attracting more steel makers. Management believes that this trend provides the Ceramics division with significant further growth opportunities to consolidate and enlarge its leading market position through increased penetration into those countries.
- *Continuous casting.* Since its introduction in the 1960s, continuous casting has largely replaced ingot casting. Almost all new capacity is continuous casting and ingot casting capacity in developing countries is being gradually converted to continuous casting.
- *New technologies.* The trend is away from conventional integrated slab casters to more efficient mini-mills utilising new thin slab casting technology which reduces the processing costs of steel strips. Steel manufacturers continue to develop manufacturing technologies which result in greater efficiency and cost savings.
- *Consolidation and privatisation.* Historically, the steel industry in many countries outside the United States has been state owned and operated. Current trends are towards private ownership and, more recently, industry consolidation, particularly amongst European steel manufacturers. The latter has been driven by the need to rationalise capacity, increase efficiency and to concentrate supply sources.
- *Focus on quality.* The drive for increased productivity and higher quality steel also requires more metallurgical treatment in the ladle. This is also increasing the market for high technology refractories in the secondary steel making stage (i.e. rolling of preforms into final shapes).

The Ceramics division has one global competitor across its full range of iron and steel product lines and other competitors which compete with certain of its products on a regional basis in iron and steel, glass and foundry and industrial products. Given the division's market position and global reach, management believes that the Ceramics division is well placed to take advantage of these trends for the following reasons:

- *Continuous casting.* The growth of continuous casting favours the consumption of greater volumes of high performance refractory consumables such as flow control and stream protection products which plays to the Ceramics division's strengths.
- *New technologies.* The Ceramics division, with its extensive research capability and industry knowledge, is well placed to take advantage of the move towards new technologies, such as to thin slab and direct strip steel production, which require different and more complex refractory solutions to those employed by more traditional steelmaking methods.
- *Consolidation and privatisation.* The Ceramics division's leading, global market position and wide product range enable it to offer product and service packages and solutions on a large, integrated, cross-border basis to satisfy the needs of and to provide full line refractory management capability to global steel manufacturers with local support capability.
- *Quality.* Through the continuous improvement of its products, technologies and services, the Ceramics division is focused on improving process technology and quality throughout its global network of manufacturing plants.

Suppliers, sales and distribution

The Ceramics division purchases its raw materials from a wide range of suppliers located in a number of countries. Suppliers of these products in general have little ability to exercise much power over pricing and the division has not suffered materially from strong pricing pressure from suppliers of its raw material.

However, the continuing consolidation of the world steel industry, combined with its current financial position, gives customers some pricing leverage over the suppliers of refractory products. Although global customers can negotiate pricing aggressively, the division's products are critical to their processes.

The Ceramics division sells almost all of its products for the iron and steel and glass industries directly to customers using its own sales force. While some of its foundry products are sold directly, others are sold through third party distributors.

Cookson Precious Metals division

2001 percentage of Group sales:	21 per cent.
Number of employees as at 31/12/2001:	3,052 (2001 average: 3,280)
Principal operating locations:	United States and Europe
Number of facilities:	More than 80

Business description

The division operates as two sectors: Jewellery and Precision Products.

Jewellery

The Jewellery sector supplies precious metals fabricated into casting grains, wire, sheet, tubing, other components known as "findings" and finished chain. It also manufactures semi-finished and certain finished jewellery items for the fine jewellery and silversmith industries. In North America, the Jewellery sector is a market-leader. The acquisition of the European jewellery products business of E-CLAL in the third quarter of 2000 contributed to a growing presence in Europe, adding operations in France and Spain to a well-established UK business. The sector's operations in the United States and Europe sell the full range of their products across all markets, from designer jewellers to popular retailers to independent goldsmiths, jewellers and craftsmen. The Jewellery sector is a major supplier of gold and silver blanks for medals and coins to customers including the US Mint. The findings and components business is increasingly benefiting from the trend towards outsourcing by its major customers, with whom Cookson Precious Metals has developed strong relationships, involving close collaboration on new product development. The Jewellery sector also manufactures emblematic jewellery, ear piercing systems and sterling silver jewellery and giftware.

The Jewellery sector contributed 81 per cent. of the Precious Metal division's turnover from continuing operations in 2001 (2000: 73 per cent.).

Precision Products

The Precision Products sector manufactures highly engineered precision stampings for electrical and electric applications, clad metal systems, surface finishing technologies, micron-tolerance engineered plastic components and restorative dental materials.

This sector is predominantly involved in servicing the needs of four major end-use markets in North America: automotive, computer electronics, power control and medical. The business offers a collaborative technological approach to the market that presents an opportunity to offer innovative and complete solutions to its customers' product development efforts.

The Precision Products sector contributed 19 per cent. of the Precious Metals division's turnover from continuing operations in 2001 (2000: 27 per cent.).

Industry overview

Gold is the primary precious metal measured by value used in jewellery production. Other precious metals that are used are silver, platinum and palladium. Around 80 per cent. of the world's annual gold demand by volume is used in the fabrication of jewellery products. In 2001, approximately 3,000 tonnes of gold bullion were fabricated into jewellery products. Gold bullion production and jewellery fabrication do not always occur in the same geographic regions. For example, Africa is the largest net exporter of gold bullion, and Europe is a large net importer. However, Europe is a large net exporter of fabricated jewellery products, and North America is the largest net importer of fabricated jewellery products.

The process of converting gold bullion, silver or platinum into a finished jewellery product for the end-consumer involves four main steps, each of which adds value to the basic metal: (a) gold is initially converted into *semi-finished products* (e.g. sheet, wire, tube, bars and grain) through a variety of milling techniques, which are sold to manufacturers of finished jewellery; (b) these manufacturers convert semi-finished products into *components* (e.g. pins, posts, beads, balls, chains and other engineered components called "findings") to suit their specific needs, using some of the products in their own finished jewellery production and selling some on to smaller, independent and artisan jewellery manufacturers; (c) the components are then turned into *finished products* (e.g. finished chains, pendants, earrings, rings and bracelets) and sold to a variety of wholesalers and retailers, serving all market segments from mass-retail to luxury brands; and (d) the *retailers* also add value to the product by way of branding, presentation, quality assurance and end-customer service.

Jewellery market trends

As discussed above, demand for products differs across geographic markets. However, some trends are affecting the industry generally.

- *Consolidation.* Consolidation and increased sophistication in the retail industry has increased demand for services as well as competitive pricing, which will favour larger players, such as Cookson, that can offer full service and product range capability.
- *Mass market.* The mass market segment is the fastest growing segment of the industry. This offers opportunities for larger players which have a broad product portfolio and efficient large-scale production and distribution capabilities.
- *Changing cycles.* Fashion cycles in the jewellery industry have been accelerating, requiring manufacturers to bring new designs to market more quickly in order to meet shorter term demands. Accelerating cycles also require manufacturers to develop more efficient design, production, distribution and inventory management processes, again favouring larger players with the scale to warrant the investment in information technology that can address the market's needs.

Management believes that Cookson, as a large player in the industry, is well-positioned to take advantage of these trends.

Competitive environment of the jewellery market

In the United States and Europe, the division's key jewellery markets, the manufacture of jewellery is highly fragmented. For each of its product groups and in each of its geographic markets, Cookson is a leading player in the manufacture of semi-finished products and components. The division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies.

Management considers the key criteria for success to be the following:

- *Technological differentiation.* The ability to manufacture, develop and produce these products using new technologies to increase the customer's efficiency and range of application can command premium pricing and a greater share of individual customer's business.
- *Product and service differentiation.* The ability to address multiple issues faced by customers creates significant advantage for large scale, sophisticated producers.
- *Cost efficient manufacturing.* The ability to use industrial production techniques rather than those of the artisan allows a manufacturer to meet the needs of the fast growing mass market segment.
- *Time to market.* The ability to bring new products to market quickly is becoming increasingly important in order to accommodate the accelerating fashion cycles.

Management believes that the Jewellery business has developed significant capabilities across all four of these key criteria.

The potential exists for increased volumes of semi-finished and finished jewellery to be manufactured in low labour cost economies rather than in Cookson's main production areas in the United States and Europe. Management believes for the following reasons that the impact of this trend will be mitigated appreciably:

- *Security.* Rigorous security is a significant factor in the efficient manufacture of jewellery products since the products are small but have a high value. Security procedures are more difficult to implement where transportation across large distances and across borders is involved.
- *Available financing.* Precious metal consignment facilities are not readily available to support developing country manufacturers.
- *Distribution costs.* Distribution costs from offshore manufacturing sites can significantly diminish labour cost advantages, particularly due to the security procedures necessary in transportation.

Management believes it is likely that offshore production will remain focused on the mass-market segments of the jewellery market. However, management believes penetration of imports into Cookson's markets will be gradual and it intends to counter any threat before it becomes significant through increased automation, improved supply chain management, focus on segments with local advantages and participation in offshore production where appropriate.

Suppliers, sales and distribution

The Precious Metals division fabricates products using significant amounts of precious metals (mainly gold but also silver, platinum and palladium). Suppliers have limited pricing power and primarily differentiate themselves through credit terms.

Cookson rarely acquires the precious metals it uses. Rather, it usually obtains the precious metals from its customers or on consignment from one of a group of consignor banks or precious metal trading houses with whom it has an existing consignment relationship. Cookson does not take ownership of the metal, meaning it has minimal exposure to price fluctuations; the risk remains with the customer or the consignor. For further information about Cookson's consignment facilities, see Part 7 – "Liquidity and capital resources".

The customer base of the division is fragmented. Although there are a few significant customers, many are smaller manufacturers, goldsmiths and artisan jewellers. Their ability to dictate aggressive pricing terms is relatively limited, although they are assured of good value by the proliferation of suppliers they can approach. Sales to customers are made directly from service centres that the division operates in various jewellery manufacturing centres. Additionally, catalogues and websites together are used to generate significant sales for the division.

Research and development

The Group is committed to achieving technological improvement of its business processes and products so that it will continue to be competitive in each of its markets in terms of quality and cost, thereby improving margins and sales. The Group also seeks to forge close technological partnerships with customers and suppliers in order to integrate its operations with those of its customers, thereby working to improve productivity for both the customer and itself. In 2001, expenditure on research and development, as defined by the UK Statement of Standard Accounting Practice No. 13 (Revised), amounted to £41 million (2000: £41 million; 1999: £30 million).

Electronics division

The Electronics division's research and development expenditure as a percentage of turnover was 3.4 per cent. in 2001 (2000: 2.3 per cent.). The division has 18 research and development facilities located in the United States, Europe and Asia-Pacific which employ over 300 people.

Ceramics division

The Ceramics division's research and development expenditure as a percentage of turnover was 1.3 per cent. in 2001 (2000: 1.1 per cent.). The division has 8 research and development facilities and 200 employees located in the United States and Europe.

Precious Metals division

The Precious Metals division's research and development expenditure as percentage of turnover was 0.3 per cent. in 2001 (2000: 0.4 per cent.). The nature of the division's activities does not necessitate the extensive research and development support required by the Electronics and Ceramics divisions.

Employees

The table below shows the number of employees within each division as at 31 December 2001, 2000 and 1999:

	Number of employees		
	2001	2000	1999
Electronics	6,213	8,458	7,520
Ceramics	7,967	8,903	8,178
Precious Metals	3,052	3,481	2,617
Ongoing operations	17,232	20,842	18,315
Discontinued operations	—	1,230	2,238
Total	17,232	22,072	20,553

The average number of Group employees during 2001 was 19,934 (2000: 21,161; 1999: 17,101), of which 7,161 (2000: 7,948; 1999: 5,918) were in Electronics, 8,569 (2000: 8,694; 1999: 6,220) in Ceramics, 3,280 (2000: 3,020; 1999: 2,553) in Precious Metals and 924 (2000: 1,499; 1999: 2,410) in discontinued operations. Group employee numbers relate to Cookson Group plc and its subsidiaries but exclude those of joint ventures.

The Group operates pension arrangements in various jurisdictions. The majority of pension fund assets and liabilities are in the United Kingdom and United States. Group policy prohibits investment of pension fund assets in its own businesses.

In the United Kingdom, the Group operates defined benefit pension arrangements for the majority of its employees, including executives. A number of employees are included in a defined contribution arrangement. The arrangements are tax approved trusts. In the United States, the Group operates both qualified and non-qualified defined benefit plans and defined contribution plans. Outside the United Kingdom and the United States, the majority of pension plans are defined contribution schemes.

For more information regarding the Group's pension schemes, see note 21 to the consolidated financial information included elsewhere in this document.

Plant, property and equipment

Cookson owns or leases land and buildings and plant and machinery throughout the world, the principal regions where operating locations are situated being the United States, United Kingdom, Continental Europe and Asia-Pacific. As of 31 December 2001, property and plant and equipment were included in the consolidated balance sheet at a net book value of £170 million and £267 million, respectively.

A brief description of each of the properties that is material to the Group as a whole is set forth below:

Polyclad Laminates, Inc. owns an 86,900 square foot property at Franklin Industrial Park in Franklin, New Hampshire, United States. The majority of this property is used for manufacturing and warehouse purposes with the remainder used for laboratory and office space.

Alpha Metals owns a 174,000 square foot property in Jersey City, New Jersey, United States. This property is used primarily for manufacturing, office and laboratory space.

The Stern-Leach Company owns a 220,000 square foot property in Attleboro, Massachusetts, United States. This property is used primarily for manufacturing purposes.

During 2001, the Group sold the land and buildings of a number of its UK sites for a total consideration of £28 million, realising a gain under UK GAAP of £13 million. At the time of the disposal, the Group entered into operating leaseback arrangements for these sites, the future lease costs of which are included in note 28 to the consolidated financial information included elsewhere in this document.

Operating lives of assets owned and used by Group companies are as follows: for freehold properties, between 10 and 50 years; for leasehold properties, the term of the lease; and for plant and machinery, between 1 and 15 years. Included in plant and machinery are the following operating lives: for motor vehicles, between 1 and 5 years; for information technology equipment, between 1 and 5 years; and for other plant and machinery, between 5 and 15 years.

The Board believes its property, plant and equipment to be adequate for their respective purposes and suitably utilised according to the individual nature of each property and the requirements of the businesses respectively conducted within each one.

Regulation

Health, safety and the environment

Group companies, in common with similar manufacturers, operate within industries that are under increasing pressure to reduce the environmental impact of their manufacturing processes. Most of the Group's businesses are subject to laws and regulations relating to health, safety and the environment ("HS&E"), although the scope and severity of such laws and regulations vary, dependent upon the particular jurisdiction in which the businesses are located.

The Group has adapted its operations and developed its products and technologies to meet regulations that have become increasingly stringent over the years and also in light of continuing scientific advances.

Cookson recognises its responsibilities for the health and safety of its employees and to the communities in which Group companies operate. The Group's HS&E policy is based on the following principles:

- operating in a manner which preserves health, safety and a sound environment;
- meeting, at a minimum, legal HS&E obligations, while aiming for continuing improvement; and
- regarding good HS&E performance as an integral part of efficient and profitable business management.

The Board continues to seek ways of improving HS&E performance, using health and safety and environmental specialists to advise on best practice and appropriate measures to ensure that high standards are maintained. Nevertheless, whilst the Board believes that Group companies generally conduct their operations in compliance with the current relevant HS&E regulations, there have been and may continue to be instances of non-compliance by Group companies with these regulations, for example, as a result of accidental spills and leaks. Where the Board becomes aware of non-compliance with applicable regulatory requirements, appropriate action is taken in order to rectify the position. The costs and penalties that have been incurred during the last three fiscal years in connection with any instances of non-compliance have not been material to the Group's results of operations. While such expenditure may continue in the future, the costs incurred will depend on a number of factors, including the need for and extent of any remedial work undertaken and the standards required by applicable environmental laws and regulations. Current and previous use of Group sites for manufacturing activities, including use prior to the time the Group acquired a site, may give rise to clean-up obligations, the costs of which may be material depending on the nature and extent of the contamination. In this connection, legislation in the United Kingdom imposes an obligation to clean-up historic contamination on those parties who have caused or knowingly permitted such contamination in circumstances where significant harm is being caused to the environment or there is a significant possibility of such harm. If such parties cannot be found, responsibility for clean-up may pass to current site owners or occupiers.

Certain subsidiary companies have environmental liabilities arising from past operations at some currently or formerly owned sites in the United States. In addition, as is often the case for manufacturing companies in the United States, certain Group companies have been named under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state statutes as potentially responsible parties ("PRPs") in respect of a number of Superfund or waste disposal sites (neither owned nor occupied by the Group). The majority of the proceedings have now been settled or are no longer active and, in most cases, the Group company concerned has been named only as a minor contributor. However, each PRP may face assertions of joint and several liability and, to the extent that other PRPs are unwilling or unable to fund the total liability, the potential ultimate liability of the Group company is increased accordingly. Generally, however, a final allocation of costs is made based on the relative contributions by each PRP of waste to the site. The level of costs that will be incurred in connection with CERCLA and other environmentally impaired sites will depend upon many factors, including the financial viability of other PRPs, the Group's percentage of responsibility for clean-up at any given site and the methods of remediation required.

It is Group policy to provide for the costs of environmental compliance (including clean-up costs) once the crystallisation of such costs is considered probable. Although there can be no assurance, the Board believes that, taking into account the provisions currently in place, the cost of addressing currently identified environmental obligations is unlikely to have a material adverse impact on the Group's financial position.

Intellectual property

The Group relies primarily on a combination of trade secrets, patents, confidentiality procedures and agreements and copyright and trade mark laws to protect its proprietary rights. The Group has obtained patents and will continue to make efforts to obtain patents, when available, in connection with its technologies and processes. Some of the Group's technology is not covered by any patents or patent applications and includes trade secrets and other know-how that is not considered patentable.

Cookson has various trade mark registrations and pending applications for registration. The registrations and applications for registration include those for the marks "Cookson", "Vesuvius", "Polyclad", "Enthone" and "Speedline" in a number of jurisdictions.

PART 4: SELECTED FINANCIAL DATA

The selected historical financial data for the financial years ended and as at 31 December 2001, 2000 and 1999 is extracted without material adjustment from the Group's consolidated financial statements extracts of which are included in Part 8 of this document.

The Group's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to the Group, together with a reconciliation of the Group's net (loss)/profit and shareholders' funds to US GAAP, as at and for the years ended 31 December 2001, 2000 and 1999, see note 29 to the consolidated financial information.

The following selected historical financial data should be read in conjunction with the consolidated financial information and related notes included in Part 8 along with Part 7 of this document. You should read the whole document and not just rely on the selected historical financial data below.

The financial data for the latest financial year is also expressed in US dollars translated at a rate of £1.00 : $1.45, which was the exchange rate on 31 December 2001. On 18 July 2002, the noon buying rate was £1.00 : $1.57.

Consolidated profit and loss account data

	Year ended 31 December			
	2001	2001	2000	1999
UK GAAP	US$m	£m	£m	£m
Turnover:				
Continuing operations	2,917.8	2,012.3	2,412.4	1,607.3
Discontinued operations	126.3	87.1	169.2	302.8
Total turnover	3,044.1	2,099.4	2,581.6	1,910.1
Share of joint ventures	(120.3)	(83.0)	(99.7)	(47.7)
Turnover of Group subsidiaries	2,923.8	2,016.4	2,481.9	1,862.4
Operating profit:				
Continuing operations before goodwill amortisation	77.0	53.1	232.4	141.2
Share of joint ventures	4.9	3.4	7.9	1.5
Discontinued operations	3.8	2.6	12.5	29.8
Exceptional costs	(45.2)	(31.2)	(38.4)	(45.6)
Goodwill amortisation(1)	(56.0)	(38.6)	(35.9)	(12.9)
Total operating (loss)/profit(2)	(15.5)	(10.7)	178.5	114.0
Net (loss)/profit	(156.0)	(107.6)	75.5	36.7
Dividends per ordinary share	6.5¢	4.5p	10.0p	9.5p
(Loss)/earnings per ordinary share	(21.6)¢	(14.9)p	10.5p	5.2p
Fully diluted (loss)/earnings per ordinary share	(21.6)¢	(14.9)p	10.4p	5.2p
US GAAP				
Net (loss)/profit	(97.9)	(67.5)	74.7	14.6
(Loss)/earnings per ordinary share	(13.5)¢	(9.3)p	10.4p	2.1p
Fully diluted (loss)/earnings per ordinary share	(13.5)¢	(9.3)p	10.3p	2.1p

Consolidated balance sheet data

	As at 31 December			
	2001	2001	2000	1999
UK GAAP	US$	£m	£m	£m
Total assets	2,783.1	1,919.4	2,256.1	2,038.9
Net assets	812.9	560.6	645.8	582.4
Called up share capital	527.5	363.8	363.0	362.6
Share premium account	546.7	377.0	376.1	375.3
Shareholders' funds(1)	798.4	550.6	639.1	577.5
Number of shares (million)	727.6	727.6	725.9	725.1
US GAAP				
Total assets	3,411.1	2,352.5	2,630.1	2,109.5
Shareholders' funds	1,363.0	940.0	1,056.5	1,023.3

Notes:

(1) The Group adopted in 1998 the requirements of FRS 10, which required the capitalisation and subsequent amortisation of goodwill arising on acquired businesses. As permitted by that standard, no goodwill previously written-off directly to reserves was reinstated.

(2) Total operating (loss)/profit represents operating (loss)/profit after goodwill amortisation and operating exceptional items and includes the Group's share of operating profit of joint ventures, which in 2001 amounted to £3.4m (2000: £7.9m, 1999: £4.4m).

PART 5: UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

Set out below is a pro forma statement of net assets of Cookson Group plc as at 30 June 2002, based on the unaudited consolidated balance sheet of Cookson Group plc as at 30 June 2002 and prepared to illustrate the effect of the proposed Rights Issue (assuming the Rights Issue is taken up in full) as if it had taken place on 30 June 2002. This pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Cookson Group plc.

	Cookson Group plc consolidated net assets as at 30 June 2002 (Note 1)	Adjustment to reflect the net proceeds of the proposed Rights Issue (Note 2)	Cookson Group plc pro forma consolidated net assets
	£m	£m	£m
Fixed assets			
Intangible assets	645.4		645.4
Tangible assets	453.8		453.8
Investments	75.6		75.6
	1,174.8	—	1,174.8
Current assets			
Stocks	214.6		214.6
Debtors: amounts falling due within one year	388.9		388.9
Debtors: amounts falling due after more than one year	117.6		117.6
Cash	28.6		28.6
	749.7	—	749.7
Creditors: amounts falling due within one year			
Borrowings	(29.3)		(29.3)
Other creditors	(413.3)		(413.3)
	(442.6)	—	(442.6)
Net current assets	307.1	—	307.1
Total assets less current liabilities	1,481.9	—	1,481.9
Creditors: amounts falling due after more than one year			
Convertible bonds	(80.0)		(80.0)
Borrowings	(668.4)	277.5	(390.9)
Other creditors	(92.8)		(92.8)
	(841.2)	277.5	(563.7)
Provisions for liabilities and charges	(65.8)	—	(65.8)
Net assets	574.9	277.5	852.4
Net debt (Note 3)	(749.1)	277.5	(471.6)

Notes:

(1) The consolidated net assets of Cookson Group plc as at 30 June 2002 have been extracted from the unaudited consolidated interim financial information of Cookson Group plc for the six months ended 30 June 2002.

(2) The adjustment made in relation to the proposed Rights Issue reflects the application of the net proceeds of £277.5 million to reduce long term borrowings (assuming the Rights Issue is taken up in full).

(3) Net debt comprises the sum of borrowings due within one year, borrowings due after more than one year and convertible bonds, less cash.

(4) No adjustments have been made to reflect the trading or any other transactions entered into subsequent to the balance sheet date other than the proposed Rights Issue.

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ

Lazard Brothers & Co., Limited
21 Moorfields
London EC2P 2HT

19 July 2002

Dear Sirs

Cookson Group plc

We report on the pro forma statement of net assets set out in Part 5 of the prospectus dated 19 July 2002 (the 'pro forma statement'), which has been prepared, for illustrative purposes only, to provide information about how the proposed rights issue might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors of Cookson Group plc to prepare the pro forma statement in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the 'Listing Rules').

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement with the directors of Cookson Group plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

- the pro forma statement has been properly compiled on the basis stated therein;
- such basis is consistent with the accounting policies of Cookson Group plc; and
- the adjustments are appropriate for the purposes of the pro forma statement as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

KPMG Audit Plc

PART 6: INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The following is the text of Cookson's Interim Report to Shareholders which was published on the same date as this document and which contains Cookson's unaudited interim results for the six months ended 30 June 2002:

"Cookson Group plc

Interim Report to Shareholders, July 2002

- **Improving trend in turnover and operating profits experienced during the first half**
- **Positive free cash flow of £31 million generated; net debt unchanged from start of year**
- **Proposed rights issue to raise c. £277.5 million (net of expenses) announced**
- **Sale of the Precision Products businesses to be progressed**

Commenting on the results and current outlook, Stephen Howard, Group Chief Executive, said:

"The Board believes Cookson is well positioned in its major markets. During the first half of 2002 the Group witnessed an improving trend in activity with turnover for the second quarter of 2002 8 per cent. higher than the first quarter of 2002. Furthermore, the rigorous action taken early in 2001 and which has continued into 2002, both to align the Group's cost base with the reduced levels of demand being experienced and to conserve cash, have mitigated the impact on profitability of the downturn in the Group's major markets.

Since the end of the first half of 2002, trading has been in line with the Company's expectations. Although the timing of a sustained recovery in the electronics industry remains unclear and activity in the third quarter is traditionally quieter than in the second quarter, Cookson expects to be able to leverage the benefits of its operational gearing to take advantage of an upturn when it occurs.

Having considered a number of strategic initiatives to improve the Group's financial position, the Board of Cookson has concluded that a rights issue is currently the most appropriate course of action. Further details of the background to the proposed rights issue are contained in a separate circular sent to shareholders today. The rights issue seeks to raise some £277.5 million in net cash proceeds, which will be used to reduce bank debt."

STRATEGIC INITIATIVES

Prior to arranging its £450 million committed syndicated bank facility in December 2001, the Board determined that it would be in the best interests of the Company to reduce meaningfully the level of the Group's borrowings. At that time the Board considered that the best way to achieve this was to pursue a number of strategically attractive initiatives, including disposals and joint ventures, which would then be followed by a possible equity issue to supplement the proceeds of these initiatives. Certain of these initiatives that would have facilitated the objective of reducing Group borrowings were underway when the bank financing was completed. In the current environment, most of these initiatives did not materialise as planned. In light of this, and given the level of debt and the security and other constraints attaching to it, the Board was concerned that the Group's ability to pursue its strategies fully could increasingly be impacted.

In light of current circumstances, the Board has closely reviewed the Group's business activities. It has concluded that, given the leadership position that each core division holds, there is substantial potential for a significant recovery from the current cyclical downturn in the Group's major markets. Furthermore, the Board believes that such a recovery—combined with the Group's reduced operating cost base—would make a return to the levels of profitability seen prior to 2001 achievable. The Board therefore considers that the best immediate basis for maximising shareholder value is to continue to concentrate on and to support fully the Group's three divisions and to strengthen its balance sheet. Accordingly the Board has concluded that a rights issue is now the most appropriate course of action.

In addition, the Board decided to progress the sale of the Precision Products businesses within the Precious Metals division and of certain other small businesses. The Board will continue to review all strategic options, including further disposals or joint ventures, to maximise shareholder value.

GROUP OVERVIEW

Market conditions

Trading conditions in Cookson's major markets in the first half of 2002 were broadly similar to those of the second half of 2001. This was reflected in the Group's turnover from continuing operations which was virtually unchanged in the first half of 2002 compared with the second half of 2001. However, Cookson witnessed an improving trend during the first half of 2002 as Group turnover for the second quarter of 2002 was 8 per cent. higher than the first quarter of 2002.

There were signs in the first and second quarters of 2002 that the severe global downturn in the electronics industry which took hold in the first half of 2001 was continuing to abate. Nevertheless, levels of activity in the electronics industry and in the Group's Electronics division in the first half of 2002 remained significantly below the peak seen in the second half of 2000. The performance of the Group's Ceramics division improved as US steel production continued to hold up well in the second quarter of 2002 following an increase in production at the end of the first quarter, following the imposition of import tariffs by the US government. In Europe, steel production in the second quarter of 2002 was also higher, following a weak first quarter. For the Precious Metals division, trading conditions in the second quarter of 2002 improved gradually compared with the first quarter.

Cost-cutting and cash generation programmes

In the first half of 2002, management has continued many of the cost-saving programmes that commenced in early 2001. By the end of June 2002, a headcount reduction of some 3,500, representing 17 per cent. of the total workforce, had taken place. Supplemented by the Premier and Enthone acquisition integration programmes, which have resulted in an additional headcount reduction of some 500, the cost-saving programmes were aimed primarily at bringing the Group's cost base in line with the reduced levels of demand and streamlining operating processes. Care has been taken to ensure that the Group maintains the capacity and the ability to benefit from an upturn in its markets when it occurs.

During the first half of 2002, management has continued to focus on reducing working capital requirements, controlling capital expenditure and optimising internal investment, which resulted in the Group generating positive free cash flow in the first half of 2002 and ending the period with net debt of £749.1 million, virtually unchanged from the £749.6 million outstanding at the end of 2001.

RESULTS OF OPERATIONS

Turnover and Operating profit/(loss) by division – continuing operations[1]

	Six months ended 30 June			
	2002		2001	
	Turnover	Operating (loss)/ profit[2]	Turnover	Operating Profit[2]
	£m	£m	£m	£m
Electronics	357.6	(11.7)	496.6	10.9
Ceramics	344.9	18.6	381.5	26.6
Precious Metals	200.5	10.7	218.7	16.6
Continuing operations	903.0	17.6	1,096.8	54.1

Notes:
[1] Includes the Group's share of turnover and operating profit/(loss) attributable to joint ventures.
[2] Before goodwill amortisation and exceptional items.

Group – continuing operations

Turnover. Turnover of £903.0 million in the first half of 2002 was 18 per cent. lower than the first half of 2001 and down 17 per cent. on an organic basis (i.e. after excluding the impact of acquisitions, discontinued operations and foreign currency translation). The decrease was principally due to weakened end-market demand in the Electronics division, lower US and EU steel production volumes in the Ceramics division and lower consumer demand in the key markets of the Precious Metals division. The rate of the decline in turnover lessened over the period and for the first half of 2002 turnover was 1 per cent. lower than the second half of 2001. A gradually improving trend was also evidenced in the second quarter of 2002 and turnover in this period was 8 per cent. higher than that of the first quarter of 2002.

Operating profit. Operating profit declined from £54.1 million in the first half of 2001 to £17.6 million in the first half of 2002, a decrease of 67 per cent. both as reported and on an organic basis. The fall in operating profit was principally driven by an 18 per cent. decrease in Group turnover, but the extent of its decline in operating profit was, however, offset by the benefits of the cost-cutting programmes initiated during 2001, which continued into 2002. Despite a decline in turnover compared with the second half of 2001, the benefits of these programmes became more evident over time as operating profit in the first half of 2002 was £15.2 million higher than in the second half of 2001. The increased rate at which benefits were accruing was evidenced in the second quarter of 2002, as operating profit rose to £19.2 million from a loss of £1.6 million in the first quarter of 2002.

Geographical analysis of turnover and operating profit. The United States is the Group's principal operating market and the Group's US businesses are the biggest contributors to the total Group turnover from continuing operations, directly contributing 42 per cent. of turnover in the first half of 2002, compared with 43 per cent. in the first half of 2001. As a consequence of the depressed US market conditions experienced in the first half of 2002, the Group's continuing US operations incurred an operating loss of £15.1 million during that period, compared with a profit of £10.4 million in the first half of 2001 and a loss of £19.4 million in the second half of 2001.

Electronics division

Turnover. In the first half of 2002, turnover decreased by 28 per cent. to £357.6 million from £496.6 million in the first half of 2001 and by 27 per cent. on an organic basis. The division's relative contribution to Group turnover from continuing operations decreased from 45 per cent. in the first half of 2001 to 40 per cent. in the first half of 2002.

Turnover in the first half of 2001 was adversely impacted by a sharp fall in manufacturing output and end-market demand in the electronics industry, the extent of which was particularly severe in the United States. These market conditions resulted primarily from excess inventory that had built up throughout the industry from late 2000 and, by the end of the first quarter of 2001, demand across all segments of the industry began to deteriorate sharply. The downturn in the industry became more pronounced in the second quarter of 2001 and weakened still further in the second half of that year, exacerbated by the events of 11 September 2001.

In the first half of 2002, the downturn in the electronics industry began to show signs of abating and turnover for the division was virtually unchanged from the second half of 2001. Furthermore, a gradual improvement in levels of activity began to appear in the second quarter of 2002 and as a result the division's turnover was 7 per cent. higher than the first quarter of 2002.

In the division's largest sector, PWB Materials and Chemistry, a solid first quarter for 2001 was followed by a sharp reduction in demand in the second quarter for Polyclad's laminate products, particularly in the United States. The fall in demand was, however, much less pronounced for Enthone's chemistry products during the first half of 2001. In the second half of 2001, the sector's turnover fell further, but stabilised at reduced levels in the fourth quarter of 2001. Following a slow first quarter, turnover for Enthone's chemistry products improved in the second quarter of 2002, whilst that of Polyclad's laminates business remained unchanged. This resulted in the sector's turnover for the first half of 2002 being 3 per cent. higher than the second half of 2001.

Following a marked reduction in order intake in the fourth quarter of 2000, turnover in the Equipment sector fell sharply throughout the first half of 2001 and into the second half of that year. Activity levels in the first half of 2002 remained depressed and at significantly lower levels than the first half of 2001, although only marginally lower than the second half of 2001.

Turnover for the Assembly Materials sector was also adversely impacted by the downturn in the electronics industry, driven by the decline in sales of solder paste and spheres during 2001, although to a lesser extent than the division's laminate business and its Equipment sector. The sector's turnover for the first half of 2002 was only marginally lower than in the second half of 2001.

Operating profit. Operating profit for the Electronics division for the first half of 2002 continued to be adversely impacted by the low level of trading activity within its principal markets and an operating loss of £11.7 million was incurred compared with an operating profit of £10.9 million in the first half of 2001. The fall in operating profit was mitigated by the cost-cutting measures implemented during 2001 and extended into 2002. Together with the acquisition integration programme associated with Enthone, which is now significantly complete, as at 30 June 2002 these initiatives have resulted in a reduction in the division's headcount by 2,750 employees, or 32 per cent. of the division's workforce, since the beginning of 2001. As a result, the operating loss in the first half of 2002 was £13.5 million lower than the operating loss in the second half of 2001 on unchanged turnover. Furthermore, on turnover of approximately £185 million in the second quarter of 2002, the division operated at break-even for that period. Acquisitions, discontinued operations and foreign currency translation did not have a material impact on operating profit between the first halves of 2001 and 2002.

Ceramics division

Turnover. The Ceramics division's turnover in the first half of 2002 was £344.9 million, down 10 per cent. on both a reported and organic basis from the £381.5 million achieved in the first half of 2001. The division's relative contribution to turnover of the Group's continuing operations increased from 35 per cent. in the first half of 2001 to 38 per cent. in the first half of 2002.

Approximately 80 per cent. of the division's turnover is closely linked to the level of steel production in the markets within which it operates, principally the United States and Europe. Lower levels of US and UK steel production in the first half of 2002 compared with the first half of 2001 contributed to a 9 per cent. decline in turnover in the division's Iron and Steel sector. However, turnover in developing markets such as South America, Central and Eastern Europe and Asia-Pacific remained sound, partially offsetting the effect of lower US and UK production volumes. However, US steel production did improve in the second quarter of 2002 and, as a result, turnover for the Ceramics division was 10 per cent. higher in the second quarter of 2002 than in the first quarter of 2002.

Turnover in the first half of 2002 in the Foundry and Industrial Products sector, which is indirectly linked to the level of US and European steel production, also decreased compared with the first half of 2001, but to a lesser extent than in the Iron and Steel sector. In the Glass sector, increased sales resulting from previously deferred furnace-lining projects were more than offset by decreased activity in the fused silica operations, leading to lower turnover in the sector in the first half of 2002 than in the same period last year.

Operating profit. The operating profit of the Ceramics division in the first half of 2002 was £18.6 million, representing a 30 per cent. decline from the £26.6 million achieved in the first half of 2001 and a decline of 28 per cent. on an organic basis. The decline in operating profit was primarily due to the lower level of turnover, although the impact was lessened by a reduction in the division's cost base. As a result of both cost-cutting initiatives and the now completed programme to integrate Premier, the division's headcount has been reduced by 900 employees, or 10 per cent. of the division's total since the beginning of 2001. The full benefits of these measures resulted in operating profit in the first half of 2002 being 34 per cent. higher than the second half of 2001, despite turnover being 1 per cent. lower.

Precious Metals division

Turnover. The Precious Metals division's turnover was down 8 per cent. on both a reported and organic basis to £200.5 million in the first half of 2002 from £218.7 million in the first half of 2001. The division's relative contribution to total turnover from continuing operations increased from 20 per cent. in the first half of 2001 to 22 per cent. in the first half of 2002.

A decrease in consumer demand in the United States and Europe, the principal markets for the division's Jewellery sector, which took effect increasingly during the second half of 2001, continued in the first quarter of 2002. There was, however, an improvement in trading conditions in the second quarter. Traditionally, turnover for the Jewellery sector is higher in the second half of the year due to the build-up in jewellery sales and inventory prior to the December holiday season and therefore comparisons between the first and second halves of the year are not necessarily meaningful.

The division's Precision Products sector experienced reduced demand from US-based automotive, electronics and telecommunications customers beginning in the second quarter of 2001 which continued through the second half of 2001 and into the first quarter of 2002. In the second quarter of 2002, turnover increased by 4 per cent. over the first quarter of 2002 as demand from these customers began to increase.

Operating profit. Operating profit of the Precious Metals division in the first half of 2002 was £10.7 million, representing a 35 per cent. decline on a reported basis and a 33 per cent. decline on an organic basis from the £16.6 million achieved in the first half of 2001. The reduction in operating profit was primarily due to turnover in the first half of 2002 being 8 per cent. down on the first half of 2001, although this decline was mitigated by a reduction in headcount of some 350, or 10 per cent. of the division's workforce, as part of the division's cost-cutting programmes since the beginning of 2001. After a slow start to the year, the division's operating profit in the second quarter of 2002 improved over that of the first quarter.

Operating exceptional items

In the first half of 2002, operating exceptional items of £8.0 million were charged as a result of cost-saving initiatives, as compared to £7.4 million charged in the first half of 2001. The costs associated with these initiatives in 2002 were £5.3 million in the Electronics division, £2.2 million in the Ceramics division and £0.5 million in the Precious Metals division.

Goodwill amortisation

In the first half of 2002, the Group's goodwill amortisation charge was £19.2 million compared with £19.4 million in the first half of 2001. Of the goodwill amortisation charge in 2002, £10.0 million related to the Electronics division, £7.8 million to the Ceramics division and £1.4 million to the Precious Metals division.

Discontinued operations-turnover and operating profit

In the first half of 2002, there was neither turnover nor operating profit or loss attributable to discontinued operations. In the first half of 2001, turnover and operating profit from discontinued operations amounted to £57.9 million and £2.5 million, respectively, reflecting the impact of the sale of the Magnesia Chemicals business in January 2001 and the disposal of the Group's Plastic Mouldings businesses in the second half of that year.

Net loss on sale or closure of operations

In the first half of 2002, the net loss on sale or closure of operations was £5.7 million, with no attributable goodwill write-off. The net loss related to the sale or closure of certain non-core businesses. The net loss on sale or closure of operations in the first half of 2001 was £4.5 million, including goodwill written-off of £15.4 million, mainly attributable to the sale of the Magnesia Chemicals business.

Net profit on sale of fixed assets

In the first half of 2002, the Group's net profit on the sale of fixed assets was £0.3 million, which included a gain of £2.3 million arising on the sale of the land and buildings of four of the Group's sites, offset by an increase of £2.0 million in the provision against the carrying costs of the Company's ESOP shares. The Group's net profit in the first half of 2001 of £12.7 million arose on the sale of two of the Group's properties. At the time of the sale of the sites in both 2001 and 2002, the Group entered into operating leaseback arrangements for two of the sites sold in each period.

Net interest expense

Net interest expense increased in the first half of 2002 to £29.5 million from £25.7 million in the first half of 2001, primarily as a result of higher average interest rates and a £1.8 million increase in the amortisation of financing fees.

Profit/(loss) before taxation

The Group loss before taxation amounted to £44.5 million for the first half of 2002, compared with a profit of £12.3 million in the first half of 2001. Group loss before tax, exceptional items and goodwill amortisation was £11.9 million in the first half of 2002, which compares with a profit of £30.9 million and a loss of £24.2 million in the first and second halves of 2001, respectively.

Taxation on profit/(loss) on ordinary activities

As of 1 January 2002, the Company adopted Financial Reporting Standard 19, "Deferred Taxation". As explained in note 1 to the accompanying interim financial statements, this change of accounting policy requires prior period comparative figures to be restated. The impact of this prior period adjustment is set out in the accompanying interim financial statements.

The Group had a net tax credit of £4.8 million in the first half of 2002. Excluding a £1.2 million tax credit on net exceptional items, the tax credit on the Group loss before taxation and goodwill amortisation amounted to £3.6 million. The Group's effective tax rate for the first half of 2002 was 30 per cent., based on an estimate for the full year and was unchanged from the first half of 2001, as restated.

Minority interests in Group profit

The interest of third party shareholders in the post-taxation results of the Group represented a charge of £0.7 million in the first half of 2002, compared with £0.8 million in the first half of 2001.

Dividends

No interim dividend has been declared for the first half 2002. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid in 2002 or until certain financial targets had been achieved. For the first half of 2001, an interim dividend of 4.5 pence per share was declared.

Group net (loss)/profit for the period

As a result of the above, the Group's net loss for the first half of 2002 was £40.4 million compared with a net loss of £30.3 million in the first half of 2001, as restated.

Earnings per share

Headline earnings per share, that is before goodwill amortisation and all exceptional items, amounted to a loss of 1.2 pence per share for the first half of 2002, compared with 2.9 pence achieved in the first half of 2001. The average number of shares in issue during the first half of 2002 was 723 million, unchanged from the first half of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow statement

Cash flows from operating activities

In the first half of 2002, the Group's net cash inflow from operating activities declined by £26.1 million to £52.9 million from £79.0 million in the first half of 2001. The decrease experienced in the first half of 2002 was primarily attributable to a £37.6 million decline in the Group's operating profit before exceptional items, interest, taxation, depreciation and goodwill amortisation ("EBITDA") from £85.8 million in the first half of 2001 to £48.2 million in the first half of 2002. The overall decline in cash flows from operating activities in the first half of 2002 was, however, mitigated by a reduction in working capital which, at £13.2 million in the first half of 2002, was £7.9 million higher than that in the first half of 2001. This improved working capital position resulted primarily from cost-saving and cash conservation initiatives implemented throughout the Group, which resulted in reduced levels of inventories and enhanced collections of receivables. Cash outflows for rationalisation costs were £10.4 million in the first half of 2002, compared with £12.1 million in the first half of 2001.

Dividends from joint ventures

The Group received £2.1 million in dividends from joint ventures in the first half of 2002 compared with £5.0 million in the first half of 2001. The higher amount received in the first half of 2001 resulted from increased dividends paid by the Group's principal Japanese joint venture.

Returns on investment and servicing of finance

The cash outflow for interest paid in the first half of 2002 was £29.8 million which compares with £28.4 million in the same period in 2001. Cash inflow from the close-out of interest rate swaps in the first half of each year amounted to £10.3 million in 2002 and £26.0 million in 2001.

Taxation

The £12.3 million decrease in tax payments, from £12.0 million outflow in the first half of 2001 to £0.3 million inflow in the first half of 2002 was largely the result of the lower profits experienced in 2001.

Capital expenditure

Payments to acquire fixed assets during the first half of 2002 decreased by 56 per cent. to £12.6 million from £28.5 million in the first half of 2001, principally attributable to reduced requirements due to lower activity levels. Capital expenditure payments also reduced to 0.4 times depreciation in comparison with 0.8 times in the first half of 2001. Receipts from the disposal of fixed assets, including those in respect of the sale and leasebacks of properties, were £8.0 million in the first half of 2002, down from £20.9 million in the first half of 2001.

Dividends paid

No dividends were paid in the first six months of 2002, whereas the final dividend of 5.5 pence per share for 2000, amounting to £39.8 million, was paid in June 2001.

Free cash flow

As a result of the above, free cash flow before and after dividends was £31.5 million in the first half of 2002 which compares with £62.5 million before dividends and £22.7 million after dividends in the first half of 2001. In the second half of 2001, free cash inflow before dividends was £10.8 million and a net cash outflow of £21.7 million after dividends.

Acquisitions and disposals

In the first half of 2002, net cash outflow from acquisitions and disposals was £15.7 million compared with a net cash inflow of £12.5 million in the first half of 2001. For the first half of 2002, cash inflows from the disposal of a number of small non-core businesses were £1.4 million, more than offset by certain small acquisitions and a prior period acquisition earnout payment totalling £10.8 million and £6.3 million of costs relating to prior period business disposals.

In the first half of 2001, cash inflows of £24.8 million primarily relating to the sale of the Group's Magnesia Chemicals businesses were offset partially by acquisition costs of £9.6 million and £2.7 million of costs relating to prior period business disposals.

Net cash inflow/(outflow) before and after financing

The aggregate effect of the above resulted in net cash inflow before financing for the first half of 2002 of £15.8 million compared with £35.2 million in the first half of 2001 and £1.0 million in the second half of 2001. The increase in cash balances in the first half of 2002 amounted to £5.0 million compared with an increase of £41.4 million in the first half of 2001. After taking account of cash inflows from the issue of equity of £1.7 million in the first half of 2001 and nil in the first half of 2002, together with refinancing costs paid of £8.1 million in the first half of 2002 (2001: nil), the resulting net decrease in debt was £2.7 million in the first half of 2002 compared with a net increase of £4.5 million in the first half of 2001.

Group borrowings

The following table presents the Group's net debt position at the end of June 2002, December 2001 and June 2001, respectively:

Net debt position	At 30 June 2002 £m	At 31 December 2001 £m	At 30 June 2001 £m
Amounts falling due after more than one year:			
US Private Placement loan notes	380.0	391.6	403.1
Convertible Bonds	80.0	80.0	80.0
Committed bank facilities	297.0	292.6	326.0
Amounts falling due within one year:			
Other loans and overdrafts	20.7	9.0	47.6
Cash	(28.6)	(23.6)	(81.5)
Net debt	749.1	749.6	775.2

Group financing and consignment arrangements

The Group's current long term borrowing requirements have been satisfied by $570 million (£380 million) of long term loan notes due for repayment between 2005 and 2012 and £80 million of convertible bonds that are due for repayment in November 2004. The Group's near term borrowing requirements have been met by a committed syndicated bank facility of £450 million, which reduces to £400 million on 1 April 2003 and to £300 million on 1 September 2003, with a final maturity date of 30 September 2004. As at 30 June 2002, £297 million had been drawn down against the syndicated bank facility, leaving £153 million available for future drawings. Of the drawn amount, all was secured against certain assets of some of the Group's subsidiaries. The balance of the Group's borrowing requirements are satisfied by uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group's cash management structures. As at 30 June 2002, the average interest payable on all the Group's borrowings, excluding the amortisation of fees, was approximately 6.5 per cent.

Cookson has various precious metals consignment arrangements with precious metals consignors. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded on the Group's balance sheet. Similarly, the obligations in respect of the consigned metal are not recorded as a liability on the Group's balance sheet. At 30 June 2002, the Group held precious metals on consignment terms with a total value of £273 million (30 June 2001: £298 million).

Having regard to bank and other facilities available to the Group, the Board is of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this Interim Report.

CURRENCY

The principal exchange rates used for the period were as follows:

	Six months ended 30 June			
	2002	2001	2002	2001
	Average rate		Period-end rate	
US dollar ($ per £)	1.44	1.44	1.50	1.41
Euro (€ per £)	1.61	1.60	1.55	1.66
Singapore dollar ($ per £)	2.62	2.57	2.66	2.58
Japanese yen (¥ per £)	187.15	171.84	182.79	175.93

For the first half of 2002, movements in average currency translation rates resulted in a £10 million adverse impact on turnover and a £1 million adverse impact on operating profit.

BOARD CHANGES

On 1 January 2002, Barry Perry, Chairman and CEO of Engelhard Corporation, was appointed as a non-executive Director of the Company.

CURRENT OUTLOOK

The Board believes Cookson is well positioned in its major markets. During the first half of 2002 the Group witnessed an improving trend in activity with turnover for the second quarter of 2002 8 per cent. higher than the first quarter of 2002. Furthermore, the rigorous action taken early in 2001 and which has continued into 2002, both to align the Group's cost base with the reduced levels of demand being experienced and to conserve cash, have mitigated the impact on profitability of the downturn in the Group's major markets.

Since the end of the first half of 2002, trading has been in line with the Company's expectations. Although the timing of a sustained recovery in the electronics industry remains unclear and activity in the third quarter is traditionally quieter than in the second quarter, Cookson expects to be able to leverage the benefits of its operational gearing to take advantage of an upturn when it occurs.

Consolidated Group Profit and Loss Account

for the six months ended 30 June 2002

	note	Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation	Half year 2002	Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation	Half year 2001 as restated (note 1)	Full year 2001 as restated (note 1)
		£m	£m	£m	£m	£m	£m	£m
Turnover	2							
Continuing operations		903.0	—	903.0	1,096.8	—	1,096.8	2,012.3
Discontinued operations		—	—	—	57.9	—	57.9	87.1
Total turnover		903.0	—	903.0	1,154.7	—	1,154.7	2,099.4
Share of joint ventures		(32.4)	—	(32.4)	(48.1)	—	(48.1)	(83.0)
Turnover of Group subsidiaries		870.6	—	870.6	1,106.6	—	1,106.6	2,016.4
Operating profit/(loss)	2							
Continuing operations, before goodwill amortisation		16.7	—	16.7	50.3	—	50.3	53.1
Operating exceptional items	2, 3	—	(8.0)	(8.0)	—	(7.4)	(7.4)	(31.2)
Goodwill amortisation	2	—	(19.2)	(19.2)	—	(19.4)	(19.4)	(38.6)
Continuing operations		16.7	(27.2)	(10.5)	50.3	(26.8)	23.5	(16.7)
Discontinued operations	2	—	—	—	2.5	—	2.5	2.6
Group operating profit/(loss)		16.7	(27.2)	(10.5)	52.8	(26.8)	26.0	(14.1)
Share of joint ventures		0.9	—	0.9	3.8	—	3.8	3.4
Total operating profit/(loss)		17.6	(27.2)	(9.6)	56.6	(26.8)	29.8	(10.7)
Net loss on sale or closure of operations	4							
(Loss)/profit before goodwill written-back/off		—	(5.7)	(5.7)	—	10.9	10.9	3.8
Goodwill written-back		—	—	—	—	(15.4)	(15.4)	(63.2)
		—	(5.7)	(5.7)	—	(4.5)	(4.5)	(59.4)
Net profit on sale of fixed assets	5	—	0.3	0.3	—	12.7	12.7	13.3
Profit/(loss) on ordinary activities before interest		17.6	(32.6)	(15.0)	56.6	(18.6)	38.0	(56.8)
Net Interest	6	(29.5)	—	(29.5)	(25.7)	—	(25.7)	(52.4)
(Loss)/profit on ordinary activities before taxation		(11.9)	(32.6)	(44.5)	30.9	(18.6)	12.3	(109.2)
Taxation on profit/(loss) on ordinary activities		3.6	1.2	4.8	(9.6)	0.3	(9.3)	4.6
(Loss)/profit on ordinary activities after taxation		(8.3)	(31.4)	(39.7)	21.3	(18.3)	3.0	(104.6)
Minority interests		(0.7)	—	(0.7)	(0.8)	—	(0.8)	(1.5)
(Loss)/profit for the financial period		(9.0)	(31.4)	(40.4)	20.5	(18.3)	2.2	(106.1)
Dividends		—	—	—	(32.5)	—	(32.5)	(32.3)
Net loss transferred to reserves		(9.0)	(31.4)	(40.4)	(12.0)	(18.3)	(30.3)	(138.4)
Earnings per share:	7							
Basic, before all exceptional items and goodwill amortisation				(1.2)p			2.9p	0.6p
Basic				(5.6)p			0.3p	(14.7)p
Diluted				(5.6)p			0.3p	(14.7)p

Consolidated Statement of Group Cash Flows
for the six months ended 30 June 2002

	note	Half year 2002 £m	Half year 2001 £m	Full year 2001 £m
Reconciliation of operating (loss)/profit to net cash inflow from operating activities				
Group operating profit before exceptional items, but after goodwill amortistion		**(2.5)**	33.4	17.1
Depreciation		**31.5**	33.0	62.7
Goodwill amortisation		**19.2**	19.4	38.6
Decrease in stocks		**16.4**	28.6	94.9
(Increase)/decrease in debtors		**(8.8)**	69.8	124.7
Increase/(decrease) in creditors		**5.6**	(93.1)	(150.1)
Net decrease in working capital		**13.2**	5.3	69.5
Other movements		**1.9**	—	(1.3)
Cash payments in respect of exceptional rationalisation costs	3	**(10.4)**	(12.1)	(32.2)
Net cash inflow from operating activities		**52.9**	79.0	154.4
Cash flow statement				
Net cash inflow from operating activities		**52.9**	79.0	154.4
Dividends from joint ventures		**2.1**	5.0	6.2
Returns on investment and servicing of finance				
Interest paid		**(29.8)**	(28.4)	(62.8)
Interest received		**0.3**	0.5	3.3
Proceeds from close-out of interest rate swaps	6	**10.3**	26.0	28.2
		(19.2)	(1.9)	(31.3)
Taxation		**0.3**	(12.0)	(21.6)
Capital expenditure				
Payments to acquire fixed assets		**(12.6)**	(28.5)	(68.4)
Receipts from disposal of fixed assets	5	**8.0**	20.9	34.0
		(4.6)	(7.6)	(34.4)
Dividends paid		**—**	(39.8)	(72.3)
Free cash flow		**31.5**	22.7	1.0
Acquisitions and disposals				
Net proceeds from disposal of subsidiaries and joint ventures		**1.4**	24.8	60.1
Consideration for acquisition of subsidiaries and joint ventures		**(10.8)**	(9.6)	(19.5)
Other, including additional costs for prior year disposals		**(6.3)**	(2.7)	(5.4)
		(15.7)	12.5	35.2
Net cash inflow before financing		**15.8**	35.2	36.2
Financing				
Issue of shares		**—**	1.7	1.7
Refinancing costs paid		**(8.1)**	—	—
(Decrease)/increase in debt		**(2.7)**	4.5	(27.7)
Increase in cash during the period		**5.0**	41.4	10.2

Consolidated Group Balance Sheet

as at 30 June 2002

	note	At 30 June 2002 £m	At 31 Dec 2001 as restated (note 1) £m	At 30 June 2001 as restated (note 1) £m
Fixed assets				
Goodwill	8	**645.4**	664.9	694.0
Tangible assets		**453.8**	487.2	535.2
Investment in joint ventures:				
Share of gross assets		**50.9**	49.9	55.8
Share of gross liabilities		**(18.0)**	(16.4)	(18.3)
		32.9	33.5	37.5
Other investments		**42.7**	46.3	53.2
Total investments	9	**75.6**	79.8	90.7
Total fixed assets		**1,174.8**	1,231.9	1,319.9
Current assets				
Stocks		**214.6**	230.7	312.8
Debtors : amounts falling due within one year	10	**388.9**	379.8	442.1
: amounts falling due after more than one year	10	**117.6**	116.7	79.4
Cash		**28.6**	23.6	81.5
Total current assets		**749.7**	750.8	915.8
Creditors: amounts falling due within one year				
Borrowings		(29.3)	(17.0)	(47.6)
Other creditors		(413.3)	(416.6)	(460.9)
Total current liabilities		(442.6)	(433.6)	(508.5)
Net current assets		**307.1**	317.2	407.3
Total assets less current liabilities		**1,481.9**	1,549.1	1,727.2
Creditors: amounts falling due after more than one year				
Convertible bond		**(80.0)**	(80.0)	(80.0)
Borrowings		**(668.4)**	(676.2)	(729.1)
Other creditors		**(92.8)**	(91.6)	(132.0)
Provisions for liabilities and charges		**(65.8)**	(77.4)	(88.4)
Net assets		**574.9**	623.9	697.7
Equity capital and reserves				
Called up share capital		**363.8**	363.8	363.8
Share premium account		**377.0**	377.0	377.0
Profit and loss account	11	**(382.2)**	(332.8)	(257.6)
Other reserves		**205.9**	205.9	205.9
Total shareholders' funds		**564.5**	613.9	689.1
Minority interests		**10.4**	10.0	8.6
		574.9	623.9	697.7

Consolidated Statement of Total Group Recognised Gains and Losses

for the six months ended 30 June 2002

	Half year 2002	Half year 2001 as restated (note 1)	Full year 2001 as restated (note 1)
	£m	£m	£m
(Loss)/profit for the period	**(40.4)**	2.2	(107.6)
Exchange adjustments, including £nil charge (2001: half year £nil; full year £3.9m) relating to UK taxation	**(9.0)**	16.8	1.9
Total net recognised gains relating to the period	**(49.4)**	19.0	(105.7)
Effect of prior period adjustment:			
Total net recognised losses relating to the period (as above)	**(49.4)**		
Prior period adjustment (note 1)	**63.3**		
Total net gains recognised since the last annual accounts	**13.9**		

Consolidated Reconciliation of Movements in Group Shareholders' Funds

for the six months ended 30 June 2002

	Half year 2002	Half year 2001 as restated (note 1)	Full year 2001 as restated (note 1)
	£m	£m	£m
Shareholders' funds as at 1 January:			
As previously stated	**550.6**	639.1	639.1
Prior period adjustment (note 1)	**63.3**	61.8	61.8
As restated	**613.9**	700.9	700.9
Total net recognised gains for the period (see above)	**(49.4)**	19.0	(105.7)
Dividends	**—**	(32.5)	(32.3)
New share capital issued	**—**	1.7	1.7
Goodwill in respect of discontinued operations	**—**	—	47.8
Net reduction to shareholders' funds	**(49.4)**	(11.8)	(88.5)
Shareholders' funds at end of period	**564.5**	689.1	612.4

Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt

for the six months ended 30 June 2002

	Half year 2002	Half year 2001	Full year 2001
	£m	£m	£m
Increase in cash during the period	**5.0**	41.4	10.2
Cash flow from movement in debt	**2.7**	(4.5)	27.7
Change in net debt resulting from cash flows	**7.7**	36.9	37.9
Accrued refinancing costs and issue costs amortised	**(2.1)**	(0.6)	7.2
Exchange adjustments	**(5.1)**	(17.5)	(0.7)
Movement in net debt during the period	**0.5**	18.8	44.4
Net debt at 1 January	**(749.6)**	(794.0)	(794.0)
Net debt at end of period	**(749.1)**	(775.2)	(749.6)

Notes to the accounts

1. Prior period adjustment

The prior period adjustment represents the effect of a change in the accounting policy for deferred taxation following the Company's adoption, for 2002 reporting, of Financial Reporting Statement ("FRS") 19, "Deferred Taxation".

Up to and including 31 December 2001, in accordance with Statement of Standard Accounting Practice 15, provision was made, on the liability basis, for taxation deferred due to the excess of capital allowances over depreciation and other timing differences, only to the extent that such tax may become payable in the foreseeable future. Deferred tax assets were recognised to the extent they were expected to reverse without replacement in the foreseeable future. As a consequence of the adoption of FRS 19, provision for deferred tax liabilities is now made on all timing differences which exist at the balance sheet date and deferred tax assets are recognised to the extent that they are considered to be recoverable.

The adoption of FRS 19 gives rise to a cumulative prior year adjustment to opening reserves of £63.3m credit in the 2002 accounts, of which £1.5m relates to the full year 2001 (2001 half year: £nil) and the balance of £61.8m relates to 2000 and prior periods. The comparative figures for 2001 have been restated in accordance with the new policy, resulting in no change to the aggregate tax charge for the first half of 2001 and a £1.5m increase in the tax credit for the full year 2001. As a result of the half year taxation charge being based on an estimate of the full year's effective tax rate, it is not practicable to give the actual effect on the current period had the new policy not been adopted in 2002.

2. Segmental analyses

In each of the following analyses, the costs of the Group's corporate activities have been allocated primarily according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. The Group's share of results of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2002 and 2001 was not material.

The results reported in 2001 as discontinued operations relate primarily to those of the Group's Plastic Mouldings and Magnesia Chemicals businesses, the latter having been disposed in the first half of 2001.

	Half year 2002		Half year 2001		Full year 2001	
By Division	Turnover £m	Operating (loss)/profit £m	Turnover £m	Operating profit £m	Turnover £m	Operating (loss)/profit £m
Electronics	357.6	(11.7)	496.6	10.9	855.6	(14.3)
Ceramics	344.9	18.6	381.5	26.6	731.1	40.5
Precious Metals	200.5	10.7	218.7	16.6	425.6	30.3
	903.0	17.6	1,096.8	54.1	2,012.3	56.5
Goodwill amortisation	—	(19.2)	—	(19.4)	—	(38.6)
Exceptional items	—	(8.0)	—	(7.4)	—	(31.2)
Continuing operations	903.0	(9.6)	1,096.8	27.3	2,012.3	(13.3)
Discontinued operations	—	—	57.9	2.5	87.1	2.6
Total Group	903.0	(9.6)	1,154.7	29.8	2,099.4	(10.7)

Of the total exceptional items of £8.0m (2001: half year £7.4m; full year £31.2m), £5.3m related to Electronics (2001: half year £6.4m; full year £25.1m), £2.2m to Ceramics (2001: half year £1.0m; full year £6.1m) and £0.5m to Precious Metals (2001: half year £nil; full year £nil).

Of the goodwill amortisation charge of £19.2m (2001: half year £19.4m; full year £38.6m), £10.0m related to Electronics (2001: half year £10.1m; full year £20.3m), £7.8m to Ceramics (2001: half year £7.8m full year £15.4m) and £1.4m to Precious Metals (2001: half year £1.5m; full year £2.9m).

	Half year 2002			Half year 2001			Full year 2001		
		By location of Group operations	By customer location		By location of Group operations	By customer location		By location of Group operations	By customer location
Geographical	Turnover	Operating (loss)/profit	Turnover	Turnover	Operating profit	Turnover	Turnover	Operating (loss)/profit	Turnover
	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom	88.7	(0.7)	73.6	126.3	0.5	89.7	214.0	(3.9)	163.0
Continental Europe	230.4	8.3	232.1	286.4	16.3	301.1	533.1	21.5	552.0
USA	375.8	(15.1)	348.3	474.2	10.4	436.5	865.3	(9.0)	767.5
Asia-Pacific	138.8	17.7	161.0	146.4	19.1	175.0	276.6	36.8	338.4
Rest of the World	69.3	7.4	88.0	63.5	7.8	94.5	123.3	11.1	191.4
	903.0	17.6	903.0	1,096.8	54.1	1,096.8	2,012.3	56.5	2,012.3
Goodwill amortisation	—	(19.2)	—	—	(19.4)	—	—	(38.6)	—
Exceptional items	—	(8.0)	—	—	(7.4)	—	—	(31.2)	—
Continuing operations	903.0	(9.6)	903.0	1,096.8	27.3	1,096.8	2,012.3	(13.3)	2,012.3
Discontinued operations	—	—	—	57.9	2.5	57.9	87.1	2.6	87.1
Total Group	903.0	(9.6)	903.0	1,154.7	29.8	1,154.7	2,099.4	(10.7)	2,099.4

Of the exceptional items of £8.0m (2001: half year £7.4m; full year £31.2m), £7.5m (2001: half year £6.9m; full year £22.8m) was in the USA, £0.5m (2001: half year £nil; full year £1.3m) in Continental Europe, £nil (2001: half year £nil; full year £1.4m) in the Rest of the World and £nil (2001: half year £0.5m; full year £5.7m) in the UK.

Of the goodwill amortisation charge of £19.2m (2001: half year £19.4m; full year £38.6m), £11.5m (2001: half year £10.0m; full year £23.2m) was in the USA, £2.1m (2001: half year £3.4m; full year £4.3m) in Continental Europe, £3.1m (2001: half year £4.0m; full year £6.3m) in Asia-Pacific, £0.7m (2001: half year £0.5m; full year £1.2m) in the Rest of the World and £1.8m (2001: half year £1.5m; full year £3.6m) in the UK.

The majority of discontinued operations were located in the USA.

3. Operating exceptional items

The charge of £31.2m for the full year 2001 related to the implementation of a programme of initiatives aimed at ensuring that the cost base of each of the Group's major businesses was aligned with the prevailing and near term market conditions which it faced. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the 2001 exceptional charge, £11.0m represents asset write-downs, the majority of which, together with the plant closures, were in the USA. The charge of £7.4m for the half year 2001 represented the costs of those parts of the programme which had become fully committed at that date. The charge of £8.0m in 2002 represents the costs of those parts of the Group-wide 2001 programme of initiatives which became committed during the current period, together with the cost of additional initiatives implemented within the Electronics division further to reduce its cost base.

The above-mentioned initiatives, together with acquisition integration programmes for Enthone and Premier, have resulted in headcount reductions since 1 January 2001 of some 4,000 by the end of June 2002. Total cash spend in the first half of 2002 in respect of operating exceptional items was £10.4m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £14.7m as at 30 June 2002.

4. Net loss on sale or closure of operations

The net loss on sale or closure of operations in the first half of 2002 was £5.7m, with no attributable goodwill write-off. The net loss related to the sale or closure of certain non-core businesses. The net loss on sale or closure of operations in the first half of 2001 was £4.5m, after goodwill written-off of £15.4m, attributable to the sale of the Magnesia Chemicals business.

5. Net profit on sale of fixed assets

The net profit on sale of fixed assets of £0.3m in 2002 includes a gain of £2.3m arising on the sale of the land and buildings of three of the Group's sites for which the total consideration received was £8.0m. At the time of the disposal, the Group entered into operating leaseback arrangements for two of these sites. Also included in the net profit on sale of fixed assets for 2002 is a provision of £2.0m against the carrying cost of the Company's ESOP shares. The net profit arising in the first half of 2001 of £12.7m arose on the sale of two of the Group's properties for cash proceeds of £20.9m, each of these sites being the subject of operating leaseback arrangements.

6. Interest

Included in the 2002 net interest charge of £29.5m (2001: £25.7m) was £2.1m (2001: £0.3m) of charge in respect of the amortisation of debt fees.

As part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, $225m (2001: $400m) of interest rate swaps were closed out during the period. This generated £10.3m (2001: £26.0m) in cash proceeds and accordingly net interest payments were only £19.2m in the first half (2001: £1.9m).

7. Earnings per share (EPS)

Basic EPS are calculated using a weighted average of 723m (2001: half year 723m; full year 723m) ordinary shares in issue during the period. Diluted EPS are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in average ordinary shares of 3m (2001: half year 2m; full year 1m). On the face of the Group profit and loss account, EPS are shown both before and after goodwill amortisation and all exceptional items. The number of shares in issue as at 30 June 2002 was 728m (2001: 728m).

The Directors believe that the calculation of EPS excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earning capacity of the Group. This calculation is based on a loss of £40.4m (2001: half year £2.2m profit; full year £106.1m loss), to which goodwill amortisation and exceptional items totalling £31.4m, net of tax (2001: half year £18.3m; full year £110.5m) are added back. Prior period figures have been restated, as appropriate, to take into account the impact of the change of accounting policy referred to in note 1 above.

8. Goodwill

Goodwill arising in 2002 amounted to £6.8m (2001: half year £4.1m; full year £1.8m) and is being amortised over its estimated life of 20 years. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £433.6m.

9. Investments

Investments include £32.9m (31 December 2001: £33.5m; 30 June 2001: £37.5m) in respect of joint ventures and £42.7m (31 December 2001: £46.3m; 30 June 2001: £53.2m) in respect of other investments, £28.2m of which comprise the Group's investment in a revenue-sharing arrangement with Electric Lightwave, Inc.

Investments in joint ventures consist of the Group's share of gross assets of £50.9m (31 December 2001: £49.9m; 30 June 2001: £55.8m) less the Group's share of gross liabilities of £18.0m (31 December 2001: £16.4m; 30 June 2001: £18.3m).

10. Debtors

Included in debtors at 30 June 2002 were deferred tax assets of £107.4m. As required as a consequence of the Company's adoption of FRS 19 during the period, prior period comparatives have been restated, the deferred tax assets at 31 December 2001 and 30 June 2001 being £107.4m and £86.5m, respectively.

11. Profit and loss account

	At 30 June 2002	At 30 June 2001 as restated (note 1)	At 31 December 2001 as restated (note 1)
	£m	£m	£m
Balance at beginning of period:			
As previously reported	**(396.1)**	(305.9)	(305.9)
Prior period adjustment (note 1)	**63.3**	61.8	61.8
As restated	**(332.8)**	(244.1)	(244.1)
Loss for the financial period	**(40.4)**	(30.3)	(138.4)
Exchange adjustments	**(9.0)**	16.8	1.9
Goodwill written-back on disposals	—	—	47.8
Balance at end of period	**(382.2)**	(257.6)	(332.8)

12. Financial information

The interim financial statements have been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2001, except as explained in note 1 above in relation to the change in accounting policy resulting from the Company's adoption of FRS 19 with effect from 1 January 2002. The interim accounts were approved by the Board of Directors on 19 July 2002. The financial information for the six month periods ended 30 June 2002 and 30 June 2001 is unaudited but has been reviewed by the Company's auditor. The comparative figures for the financial year ended 31 December 2001 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

13. Forward looking statements

This report contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by section 21E of the Exchange Act and section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In the light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

Independent Review Report by KPMG Audit Plc to Cookson Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 9* to 15* and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the UK Listing Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc, Chartered Accountants

19 July 2002, London"

Note:

* These page numbers refer to those included in the Interim Report, with pages 52 to 60 of this document being the equivalent pages.

PART 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Cookson Group plc should be read in conjunction with extracts from the consolidated financial statements and related notes thereto included in Part 8 of this document. The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to Cookson, together with a reconciliation of the Group's net (loss)/profit and shareholders' funds to US GAAP, as at and for the years ended 31 December 2001, 2000 and 1999, see note 29 of the consolidated financial information. You should read the whole document and not just rely on this discussion and analysis.

This discussion includes forward-looking statements based on assumptions about the Group's future business. Actual results could differ materially from those contained in the forward-looking statements.

Overview

The trading results of the Cookson Group are influenced by a number of factors relating to the markets served by its principal businesses and to management actions taken with regard to the investment in and operation of those businesses. The major factors which have had a significant impact on the trading performance of the Group in the last three years have been and are as follows:

Market overview

Electronics

Major drivers for the Electronics division relate to the global demand for electronic and electrical products, sales of which, from 1990-2000, grew at an average rate of approximately 6 per cent. per year. In addition, the number of electronic components included in end-market products has grown in recent years. Nevertheless, the market still exhibits cyclicality, as shown by decreases in production of and demand for components during the most recent period resulting from the difficulty manufacturers had in managing orderly capacity expansions, inventory levels and decreases in demand for end-products. Accordingly, the industry can move quickly from a state of under-capacity and inventory shortages, as seen in 2000, when global demand for electronic goods increased by 13 per cent. over 1999, to one of over-capacity and excess inventories, as seen in 2001, when global demand declined by 11 per cent. compared with 2000.

Prior to the market contraction at the end of 2000, expectations that industry growth would continue in 2001 led to a significant build-up of inventories by most industry participants, including Cookson. Whilst inventory levels were increasing throughout the industry during the fourth quarter of 2000, the pace of new orders began to slow. By the end of the first quarter of 2001, demand across all segments of the supply chain began to weaken sharply. End-market demand for electronic goods continued to contract during the second and third quarters of 2001, exacerbated by the events of 11 September 2001. During the fourth quarter of 2001, the rate of market decline slowed as excess inventory levels began to erode. Due to the heavy build up of inventories throughout all levels of the manufacturing chain and the fall in end-market demand, global production of PCBs fell by 20 per cent. in 2001 and by 32 per cent. in the United States. As most of the Electronics division's products are used in the production of PCBs, demand for its products was similarly affected during this period. More recently, some lead indicators have suggested to management that the industry decline has slowed and that the inventory reductions which were responsible for much of the decline in 2001 are almost at an end. However, the timing of a recovery in the industry remains unclear.

Ceramics

The major factor which influences the level of business in Cookson's Ceramics division is the level of steel production volumes in the countries in which it operates. The majority of the products which the Ceramics division supplies are used by steel manufacturers in their production process and the major markets served are the United States and Europe.

Production in the world steel industry grew by 7 per cent. in 2000 over 1999 and was essentially unchanged in 2001 at approximately 845 million tonnes. However, after nearly 10 years of steady growth in US steel production, and growth of 5 per cent. in 2000, the US steel industry suffered a major downturn in 2001 with production falling 11 per cent. from 2000. A number of US steelmakers, including customers of the Ceramics division, filed for bankruptcy protection bringing the total number of US steelmakers to do so to nearly 30 since 1997.

After registering year on year growth in 2000 of 5 per cent., steel production in Western Europe was down 3 per cent. during 2001, with much of the decline attributable to reduced volumes in the United Kingdom and France. This contrasted with the growth of steel production in Central and Eastern Europe, where rapid growth in infrastructure development has occurred. Excluding Japan, steel production in Asia and the Indian sub-continent increased, principally driven by a 12 per cent. increase in steel production in China.

Industry forecasts for global steel production indicate that long term growth rates similar to those of the last decade may occur and increased consolidation amongst steelmakers is anticipated, both within national and international markets. For example, Usinor of France, Arbed of Luxembourg and Aceralia of Spain have recently merged to create the world's largest steelmaker, Arcelor.

Management believes that further consolidation within the steel industry will likely bring production capacity more in line with market demand. It is as yet uncertain what the impact of the import tariffs imposed on steel by the US government in March 2002 will have on the long term dynamics of the steel industry.

Precious Metals

The Precious Metals division's largest market is the United States. Demand for the division's products is driven principally by US economic conditions, consumer confidence and consumer spending and management expects this to continue.

In 1999 and 2000, US economic conditions, consumer confidence and consumer spending were sound, as was demand for jewellery. The first half of 2001 saw stable conditions in the US jewellery industry which conformed to traditional seasonal patterns (i.e. post-holiday season restocking in the early part of the year and increased demand at important consumer occasions such as Valentine's Day and Mother's Day). The Group's Precious Metals division normally experiences its highest level of demand in the months leading up to the December holiday period. By the end of the third quarter, however, consumer confidence which had already begun to weaken even before the events of 11 September 2001, fell to its lowest level in almost a decade. The impact of this weakening on the US jewellery industry was rapid and severe. Unsure of how the crucial holiday season would be affected, retailers and jewellery manufacturers sharply reduced orders for components and semi-finished products from suppliers such as the Precious Metals division. As a result, when consumer demand materialised in the fourth quarter of 2001, it was too late for retailers to restock and the benefits of the normal seasonal increase—which can account for some 40 per cent. of the division's annual sales and profits—had been lost.

If the anticipated demand from a particular consumer event is not realised, it is not always possible to make up this shortfall and, because of the seasonality of the division's business, its results in any particular quarter are not necessarily indicative of future results or of the results which may be expected for a full year.

Geographic breakdown of the Group's turnover and operating profit

Turnover and operating profit by geographical location of operations[1]

	Year ended 31 December					
	2001		2000		1999	
	Turnover	Operating (loss)/profit[2]	Turnover	Operating profit[2]	Turnover	Operating profit[2]
	£m	£m	£m	£m	£m	£m
United States	865.3	(9.0)	1,200.5	116.1	882.1	84.7
Continental Europe	533.1	21.5	494.4	45.9	305.3	19.5
Asia-Pacific	276.6	36.8	318.8	58.9	145.5	24.8
United Kingdom	214.0	(3.9)	281.8	4.2	215.7	10.1
Rest of the World	123.3	11.1	116.9	15.2	58.7	3.6
Continuing operations	2,012.3	56.5	2,412.4	240.3	1,607.3	142.7

Notes:

(1) Includes the Group's share of turnover and operating (loss)/profit attributable to joint ventures.

(2) Before goodwill amortisation and exceptional items.

The United States is the Group's principal operating market and the Group's US businesses are the largest contributors to total turnover from continuing operations, directly contributing 43 per cent., 50 per cent. and 55 per cent. of the total turnover from continuing operations during 2001, 2000 and 1999, respectively. The sharp decline in the relative contribution of the US businesses to total Group turnover from continuing operations principally reflects poor US economic and market conditions in 2001 compared with 2000 and the relative growth of the Group's businesses in Europe and Asia-Pacific during 2000 compared with 1999. The growth in the Group's businesses in Europe and Asia-Pacific during 2000 was principally attributable to improved market conditions and the effect of acquisitions such as E-CLAL and Achem.

In general, the Asia-Pacific businesses tend to have lower operating costs than those in other regions and the Group's businesses in Asia-Pacific achieved the Group's highest operating profit margin of 13 per cent., 18 per cent. and 17 per cent. on turnover from continuing operations during 2001, 2000 and 1999, respectively. The Group's businesses in Asia-Pacific had lower operating profit in 2001 compared with 2000, attributable in large part to the deterioration of end-market demand in the US electronic equipment market, a major consumer of the region's products, and the associated slowdown in manufacturing. The Group's businesses in Asia-Pacific increased operating profit in 2000 compared with 1999, principally driven by stronger global demand in the electronics equipment market.

Acquisitions and disposals

In recent years, Cookson has undergone a significant change in structure, resulting from a number of major acquisitions and disposals. The major acquisitions made within the Group's three divisions during the three financial years ended 31 December 2001 were of Excell Manufacturing, Inc. and E-CLAL, each of which became part of the Precious Metals division in the second-half of 2000, for an aggregate consideration of £44 million; Achem, which became part of the Electronics division in August 2000, for total consideration of £89 million; Enthone, which became part of the Electronics division in December 1999, for total consideration of £315 million; and Premier, which became part of the Ceramics division in August 1999, for total consideration of £257 million. The acquisition of E-CLAL expanded the geographic coverage of the Precious Metals division in Europe and the Group has been focused on achieving greater operational efficiencies by integrating E-CLAL's operations into the Precious Metals division's existing operations and removing excess costs from the combined businesses. The Achem business has significantly enhanced the Electronics division's manufacturing capacity and market presence in Asia-Pacific. The acquisitions of Enthone and Premier allow the Electronics and Ceramics divisions, respectively, to offer a wider range of product solutions to their customers while reducing costs through synergies with existing operations, particularly through the Premier acquisition. Furthermore, the acquisition of Plaskon in September 1999 reinforced the Electronics division's position in the encapsulant and ball grid array ("BGA") markets by combining Plaskon's BGA encapsulate technology with Alpha-Fry's BGA sphere manufacturing capability.

During the financial years ended 31 December 2001, 2000 and 1999, the Group sold interests in subsidiaries and joint ventures for total cash consideration of £62 million, £99 million and £158 million, respectively.

The acquisitions and disposals during the three year period ended 31 December 2001 make it difficult to compare the total trading results of one year to the next at either Group or divisional level. In addition, the integration and rationalisation activity which often follows such major acquisitions can result in margins which are not necessarily representative of a normal level of operation for those businesses.

Cost-saving and efficiency improvement initiatives

Management has, in the last three years, initiated a number of programmes aimed both at improving the overall operational efficiency of its businesses and at integrating the Enthone, Premier and E-CLAL acquisitions.

In response to the significant downturn in its major markets in 2001, management implemented a number of cost-saving initiatives aimed at bringing the Group's cost base more into line with the reduced levels of demand experienced during the year and conserving cash. The cost-saving initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. These initiatives resulted in a charge to the Group of £31.2 million, £11.0 million of which represented asset write-downs. The majority of these write-downs resulted from cost-saving initiatives in the United States where the majority of plant closures also occurred. In accordance with FRS 12, as at 31 December 2001, the remaining costs of this programme, estimated at £15.0 million, are being charged when the costs become fully committed, which is expected to be in 2002. Together with the programmes to integrate Cookson's acquired businesses already underway, the initiatives resulted in a reduction of Cookson's workforce by approximately 3,400 employees during 2001, with a further 300 positions expected to be eliminated in 2002, most of which have now occurred. Furthermore, in addition to the planned workforce reduction, Cookson has closed, permanently or on a temporary basis, a number of its facilities.

During 2000, the Group incurred charges of £23.5 million and £14.9 million relating to the integration programmes of Premier and Enthone, respectively. The Premier integration programme was substantially complete by December 2001 and the Enthone integration programme is also now substantially complete. The total costs in 2000 and 1999 relating to the integration programmes associated with these acquisitions amounted to £61.3 million, of which the Group incurred £13.1 million relating to the write-down of redundant assets, mainly manufacturing sites in Europe, and £48.2 million relating to the rationalisation and closure of administrative offices and manufacturing facilities in both the United States and Europe. These programmes include the reduction of headcount by some 450, nearly all of which has now occurred, primarily within administration (19 per cent.), production (56 per cent.) and sales/marketing (25 per cent.).

In 1999, the Group incurred a £22.9 million charge relating to the integration of Premier, reflecting those parts of the integration programme initiative which, by the end of 1999, had been fully committed to by the Group. Also in 1999, the Group incurred a £21.0 million rationalisation charge for cost-saving programmes which commenced in 1998.

The costs and savings resulting from the above programmes may affect the underlying margin trends which would otherwise have been experienced in the Group's businesses, making meaningful comparisons between periods difficult.

Critical accounting estimates

Management's discussion and analysis of the financial condition and results of operations is based on the Group's consolidated financial statements, which have been prepared in accordance with UK GAAP. In preparing the Group's consolidated financial statements, management is required to make certain estimates, judgments and assumptions that it believes are reasonable, based upon the information available. The estimates and assumptions affect the reported amount of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and related disclosure of contingent assets and liabilities. To aid in the understanding of the consolidated financial statements, management has identified Cookson's critical accounting estimates, which are important to the portrayal of the financial condition and results of operations and require management's subjective judgments. On an ongoing basis, management evaluates its judgments using historical experience and various other methods considered to be reasonable under the circumstances. Furthermore, if different conditions result from those assumptions used in the judgments, actual results may differ significantly from management's estimates.

The Board believes that the estimates relating to the following items are critical to the Group's consolidated financial statements:

Goodwill

Cookson capitalises and amortises goodwill acquired after 1997 over its estimated useful life, which is currently estimated to be 20 years. The value of goodwill is reviewed annually for impairment and the need for an impairment write-down is assessed with reference to discounted cash flow estimates, based on historical results and best estimates of future market and operating conditions, which may not occur. In carrying out this review, management uses a discount rate that it has determined to be commensurate with the risk inherent to the Company's business. Should a permanent diminution in net book value be identified, an additional charge to the Group's consolidated profit and loss account would be made. As at 31 December 2001, £664.9 million of unamortised goodwill was recorded on the consolidated balance sheet, with the Group having amortised £38.6 million during the year. No write-downs of goodwill arising from impairment occurred during 2001. A change in the estimated life of goodwill, or a change in circumstances or forecasts which may lead to an impairment of goodwill, would impact both the value of goodwill in the balance sheet and the amount of amortisation charged to operating profit in the period. Accumulated goodwill acquired prior to 1998, which is written-off directly against Group reserves, amounted to £433.6 million as at 31 December 2001.

For a discussion of the principal differences between UK GAAP and US GAAP as applied to Cookson in respect of the treatment of goodwill, see note 29 to the consolidated financial information included in Part 8 of this document.

Deferred tax

In accordance with UK GAAP, Cookson recognises deferred tax based on the differences between the financial statement carrying amounts and the tax bases of the Group's assets and liabilities. Up to and including 31 December 2001, in accordance with SSAP 15, provision was made, on the liability basis, for taxation deferred due to the excess of capital allowances over depreciation and other timing differences, only to the extent that such tax may become payable in the foreseeable future. Deferred tax assets were recognised to the extent they were expected to crystallise in the foreseeable future.

With effect from 1 January 2002, Cookson has changed its policy to be in accordance with FRS 19, a new UK accounting standard for deferred tax which UK companies were required to adopt no later than that date. As a consequence, full provision for deferred tax assets and liabilities is now made on all timing differences which exist at the balance sheet date in accordance with the requirements and guidelines of FRS 19.

This change in accounting policy requires Cookson to restate the prior year comparatives in its 2002 financial statements and to adjust the Group's opening 2002 consolidated reserves position in accordance with FRS 19. As detailed in the Group's 2002 interim results included in Part 6 of this document, the adoption of FRS 19 has resulted in an additional net deferred tax asset in respect of trading losses and other short term timing differences of £63.3 million as at 31 December 2001. Opening consolidated reserves for the Group have been increased by the same amount.

Cookson regularly reviews deferred tax assets for recoverability by reference to projections of future taxable profit and the expected timing of reversals of timing differences. If Cookson continually operates at a loss, or is unable to generate sufficient future taxable profit, or if there is a material change in the actual effective tax rates or time period within which the underlying timing differences become taxable or deductible, Cookson may have to revise the value at which its deferred tax assets are recognised in the financial statements. This may result in a change to the Group's effective tax rate and have an adverse impact on its net profits and its financial condition.

For a discussion of the principal differences between UK GAAP and US GAAP as applied to Cookson in respect of the treatment of deferred tax, see note 29 to the consolidated financial information included in Part 8 of this document.

Results of operations

2001 compared to 2000

Total turnover. Total turnover in 2001 decreased by 19 per cent. to £2,099.4 million from £2,581.6 million in 2000. During 2001, turnover attributable to discontinued operations was £87.1 million as compared to £169.2 million in 2000. Turnover from continuing operations decreased by 17 per cent. in 2001 to £2,012.3 million from £2,412.4 million in 2000, principally driven by the severe deterioration of the markets served by the Electronics division, but partially offset by turnover attributable to the acquisition of E-CLAL during the fourth quarter of 2000. In addition, the Ceramics and Precious Metals divisions were negatively impacted by the contraction of their respective markets in the United States. On an organic basis, total turnover from continuing operations in 2001 decreased by 24 per cent. from 2000.

Turnover and operating (loss)/profit by division[1]	Year ended 31 December			
	2001		2000	
	Turnover	Operating (loss)/ profit[2]	Turnover	Operating profit[2]
	£m	£m	£m	£m
Electronics	855.6	(14.3)	1,311.4	134.6
Ceramics	731.1	40.5	738.4	68.6
Precious Metals	425.6	30.3	362.6	37.1
Continuing operations	2,012.3	56.5	2,412.4	240.3

Notes:

(1) Includes the Group's share of turnover and operating (loss)/profit attributable to joint ventures.

(2) Before goodwill amortisation and exceptional items.

Electronics division—The results of the Electronics division in 2001 suffered substantially, due in large part to the dramatic fall in manufacturing of electronic goods and components within the electronics industry, primarily due to excess inventory throughout the industry from late 2000 onwards and weaker-than-anticipated demand from the Group's direct customers which began to emerge during the first quarter of 2001. As a result, turnover from continuing operations in 2001 fell by 35 per cent. to £855.6 million from £1,311.4 million in 2000. On an organic basis, the division's turnover from continuing operations in 2001 decreased by 38 per cent. from 2000. The division's relative contribution to turnover from continuing operations fell to 43 per cent. in 2001 from 54 per cent. in 2000.

As a result of the excess inventory and reduced demand within the electronics industry, the division witnessed a decline in each of its three groups. These factors had a particularly strong impact on the market for PCBs which fell 20 per cent. in 2001. As a result, in its largest group, PWB Materials and Chemistry, the level of turnover attributable to Polyclad's laminate products, particularly in the United States, declined significantly.

The Equipment group supplies production equipment to the electronics industry and has traditionally been the most sensitive of the division's businesses to market declines. Due to a slowdown in orders for new production equipment and the cancellation of existing orders which developed in the fourth quarter of 2000 and continued throughout 2001, the Equipment group's turnover from continuing operations was substantially lower than in 2000.

Turnover from continuing operations attributable to the Assembly Materials group was also negatively impacted by the general downturn in the electronics industry, although to a lesser extent than the other two groups, with a decline in sales of solder paste and spheres to the PCB assembly and semiconductor packaging markets contributing to the group's significant decline in turnover from continuing operations in 2001 compared with 2000.

Ceramics division—Despite difficult trading conditions in the United States, the Ceramics division's turnover from continuing operations in 2001 remained broadly unchanged compared to 2000, declining 1 per cent. from £738.4 million in 2000 to £731.1 million in 2001. On an organic basis, the decline in 2001 was 4 per cent. from 2000. The principal drivers of the reduced turnover were declines in production volumes in the US steel and foundry industries during 2001. In addition, a continued softening of the US market, particularly during the second half of 2001, resulted in greater competitive pressure on prices. As a result of the relative stability of the division's turnover, its contribution to total turnover from continuing operations increased from 31 per cent. in 2000 to 36 per cent. in 2001.

Turnover from continuing operations in the Iron and Steel sector was down slightly in 2001 from 2000, principally as a result of an 11 per cent. decline in steel production across the US steel industry as well as lower UK steel production. Despite this downturn, the performance in the sector's markets in South America, Central and Eastern Europe and Asia-Pacific remained sound, partially offsetting lower US and UK production volumes.

Turnover from continuing operations in the Foundry and Industrial Products sector increased due to the relative stability in its major markets.

In the Glass sector, turnover from continuing operations increased significantly in 2001 from 2000, principally due to a number of previously deferred furnace-lining projects being reinitiated by customers and to strong growth in its solar crucibles business.

Precious Metals division—Turnover from continuing operations in Cookson's Precious Metals division was up 17 per cent. to £425.6 million in 2001 from £362.6 million in 2000, primarily attributable to the full-year impact of the E-CLAL acquisition which occurred in September 2000. With the inclusion of E-CLAL in the division's portfolio of businesses, its relative contribution to total turnover from continuing operations increased from 15 per cent. in 2000 to 21 per cent. in 2001. On an organic basis, turnover from continuing operations declined by 13 per cent. in 2001 compared with 2000, due primarily to the deterioration of the US jewellery market and reduced demand in the Precision Products sector from US-based automotive, electronics and telecommunications customers.

During 2001, the division experienced lower consumer demand in the United States, its principal market, due to generally deteriorating economic conditions which accelerated as a result of the events of 11 September 2001 and the resultant further decline in consumer confidence and spending.

Group operating profit. Group operating profit declined dramatically from £240.3 million in 2000 to £56.5 million in 2001, principally driven by a deterioration of the markets served by the Electronics division and the timing difference between lower sales volume materialising and the Group's ability to reduce operating costs. Acquisitions and disposals did not have a significant impact on the decrease in operating profit in 2001 from 2000 for the Group as a whole, or for the Electronics and Ceramics divisions. Despite the reductions in costs resulting from cost-saving initiatives and integration of acquisitions, the Electronics, Ceramics and Precious Metals divisions each experienced a decline in operating profit from continuing operations compared with 2000. On an organic basis, total operating profit decreased by 77 per cent. in 2001 from 2000.

Electronics division—The operating profit of the Electronics division was severely impacted by the slowdown experienced in its principal markets, primarily the United States. During 2001, an operating loss of £14.3 million was incurred compared with operating profit of £134.6 million in 2000. On an organic basis, total operating profit in 2001 fell by 110 per cent. from 2000. The conditions faced in 2001 focused management's attention to an even greater extent on reducing operating costs. This resulted in the closure, decommissioning, or consolidation of a total of 7 facilities in the United States and Asia-Pacific and reduction of the division's headcount by 2,300, or 27 per cent. of the division's total. Although management initiated a series of cost-cutting measures, the decline in turnover outpaced the reductions in costs associated with these programmes.

Ceramics division—The operating profit in the Ceramics division was £40.5 million in 2001, representing a 41 per cent. decline from the £68.6 million achieved in 2000. On an organic basis, operating profit declined by 42 per cent. in 2001 from 2000. The Ceramic division's profitability in 2001 was adversely affected by market declines in the US and UK steel and foundry industries. Furthermore, despite the volume gains in the Foundry and Industrial Products sector, operating profit suffered due to increased manufacturing and raw material costs, including higher energy prices. As the US and UK steel and foundry markets continued to deteriorate through the end of 2001, management sought to reduce operating costs and improve operating margins by reducing the division's headcount by 750 employees, or 8 per cent. of the division's total.

Precious Metals division—In 2001, the Precious Metals division's operating profit was £30.3 million compared with £37.1 million in 2001, representing a decline of 18 per cent. On an organic basis, the division's operating profit in 2001 declined by 26 per cent. from 2000. The downturn in the division's operating profit relative to a 17 per cent. growth in turnover from continuing operations was primarily attributable to the inclusion of a full year's trading result of the E-CLAL business, the operating margins of which are generally lower than those of the rest of the division. This decline was partially offset by increased sales of higher margin products and cost-containment initiatives, including headcount reductions, during the first six months of the year.

Goodwill amortisation—In 2001, the Group's goodwill amortisation charge was £38.6 million compared with £35.9 million in 2000, an increase of 8 per cent., primarily attributable to the Group's recent acquisitions. Of the goodwill amortisation charge in 2001, £20.3 million related to the Electronics division, £15.4 million to the Ceramics division and £2.9 million to the Precious Metals division.

Exceptional items—In 2001, operating exceptional items of £31.2 million were charged as a result of the implementation of cost-saving initiatives as compared to £38.4 million in 2000. The costs associated with these initiatives in 2001 were £25.1 million in the Electronics division and £6.1 million in the Ceramics division. Included in the 2001 charge were asset write-downs of £11.0 million.

Group profit on sale of fixed assets. In 2001, the Group's net profit on the sale of fixed assets was £13.3 million, which related primarily to the gain on the sale of the land and buildings of a number of the Group's UK sites. At the time of the sale, the Group entered into operating leaseback arrangements. The resulting future lease commitments have been disclosed in note 28 to the consolidated financial information included in Part 8 of this document. During 2000, there was no Group profit or loss on sale of fixed assets.

Group net loss on sale or termination of operations. In 2001, the Group's net loss on sale or termination of operations was £59.4 million, principally attributable to the sale of the Plastic Mouldings and Magnesia Chemicals businesses in the United States, including goodwill written-off of £63.2 million. The net loss in 2001 includes the release of £15.6 million of provisions, established in previous years, relating to business disposals that were no longer required.

During 2000, the Group's net loss on sale or termination of operations was £0.8 million, including goodwill written-off of £31.6 million offset by the profit on sale of operations of £30.8 million. The loss was attributable to the sale of non-core businesses, including the Group's Telecommunications Products and Polyflex businesses.

Group net interest expense. Net interest expense decreased slightly in 2001 to £52.4 million from £55.1 million in 2000 as the effect of increased average net borrowings on interest expense was more than offset by lower average interest rates.

Group (loss)/profit before taxation. As a result of the factors described above, the Group's loss before taxation was £109.2 million in 2001 compared with a profit of £122.6 million in 2000.

Group taxation. The Group had a net tax credit of £3.1 million in 2001. Excluding a £3.4 million tax credit on net exceptional charges, the tax charge on Group profit before taxation and goodwill amortisation amounted to £0.3 million and the effective tax rate was 5 per cent. compared with 26 per cent. in 2000.

Group net (loss)/profit. The Group's net loss for 2001 was £107.6 million compared with net profit of £75.5 million in 2000.

2000 Compared to 1999

Total turnover. Total turnover increased by 35 per cent. to £2,581.6 million in 2000 from £1,910.1 million in 1999. Turnover attributable to discontinued operations in 2000 was £169.2 million compared with £302.8 million in 1999, reflecting the disposal of non-core businesses. Turnover from continuing operations increased by 50 per cent. in 2000 to £2,412.4 million from £1,607.3 million in 1999, largely driven by the continued expansion of the electronics industry in the United States and Europe, increased steel production and a full year's contribution from the major acquisitions made in 1999. On an organic basis, turnover from continuing operations in 2000 increased by 10 per cent. over 1999.

Turnover and operating profit by division[1]	Year ended 31 December			
	2000		1999	
	Turnover	Operating profit[2]	Turnover	Operating profit[2]
	£m	£m	£m	£m
Electronics	1,311.4	134.6	790.1	64.6
Ceramics	738.4	68.6	534.0	48.1
Precious Metals	362.6	37.1	283.2	30.0
Continuing operations	2,412.4	240.3	1,607.3	142.7

Note:

(1) Includes the Group's share of turnover and operating (loss)/profit attributable to joint ventures.

(2) Before goodwill amortisation and exceptional items.

Electronics division—Principally as a result of the acquisitions of Enthone and Achem and favourable market conditions in the United States and the United Kingdom, the division was able to increase its turnover from continuing operations by 66 per cent. to £1,311.4 million in 2000 from £790.1 million in 1999. On an organic basis, in 2000 the division's turnover from continuing operations increased by 18 per cent. from 1999. During 2000, the division was the largest contributor to Group turnover, providing 54 per cent. of the total turnover from continuing operations, up from 49 per cent. in 1999.

In 2000, the Electronics division experienced a favourable pricing environment as a result of a strong increase in direct customer demand for its multi-layer laminate products. In response to this increased demand, additional capacity was brought on-line in the United States at the end of the year. In addition, as a result of the favourable pricing environment, the division was able to improve margins.

The surge in demand experienced in 2000 was principally attributable to unanticipated end-consumer demand for electronic goods, increased production to meet this demand and to assemblers of PCBs installing new capacity, which benefited, in particular, the division's Equipment group. In addition, sales into the semiconductor packaging materials industry increased, although a fall in order intake was experienced towards the end of the year as customers responded to a slowdown in growth in high-end personal computer chips and devices. In the final quarter of 2000, a marked reduction in PCB production began to be seen, particularly in the United States, the impact of which on the division's turnover was not felt until the first quarter of 2001.

Ceramics division—During 2000, the Ceramics division benefited from increased steel production, except in the United Kingdom, and from the acquisition of Premier. The division's turnover from continuing operations during the period increased by 38 per cent. to £738.4 million in 2000 versus £534.0 million during 1999. On an organic basis, the division's turnover from continuing operations in 2000 increased by 3 per cent. compared with 1999. The division's contribution to total turnover from continuing operations decreased from 33 per cent. in 1999 to 31 per cent. in 2000.

The Iron and Steel sector performed broadly in line with the increase in steel production in its major markets. Global steel production grew in 2000 by 7.6 per cent. over the prior year.

In 2000, turnover of the Foundry and Industrial Products sector benefited from the addition of a number of the Premier businesses, which had largely been integrated into the sector. In the Glass sector during 2000, sales were lower overall than in 1999 due mainly to the division's customers delaying the commissioning of furnace-lining projects.

In addition, the division's UK operations experienced difficult trading conditions, with steel production in the United Kingdom in 2000 falling 9 per cent. compared with 1999. Furthermore, as the pound sterling was strong against the euro for much of the year, the division's ability to export to Continental Europe was adversely effected.

During 2000, good trading conditions were experienced in the United States and results were good for most of the year. However, in the fourth quarter, steel production in that region began to fall and, as a consequence, trading levels ended the year lower than those experienced at the same time in 1999.

Precious Metals division—Turnover from continuing operations in the Precious Metals division was up 28 per cent. to £362.6 million in 2000 from £283.2 million in 1999, primarily reflecting the impact of acquisitions, principally E-CLAL. During 2000, the division's contribution to total turnover from continuing operations was down to 15 per cent. from 18 per cent. in 1999. On an organic basis, the division's turnover from continuing operations in 2000 increased by 3 per cent. compared with 1999.

Group operating profit. During 2000, the Group's operating profit increased by 68 per cent. to £240.3 million from £142.7 million in 1999. The increase in 2000 compared with 1999 was principally driven by contributions from acquisitions, the expansion of the electronics market in the United States and strong demand from the direct customers of the Group's products, partially offset by higher energy costs. Each of the divisions increased its operating profit in 2000, with the Electronics and Ceramics divisions experiencing improving operating margins over 1999. On an organic basis, Group operating profit in 2000 increased by 22 per cent. over 1999.

Electronics division—During 2000, the division achieved £134.6 million in operating profit compared with £64.6 million in 1999, principally reflecting the impact of the acquisitions of Enthone and Achem. In addition, the operating profit increased, despite increasing raw materials prices, principally as a result of improved market conditions, enhanced operational efficiency and the initial realisation of the benefits of the rationalisation and business integration programmes implemented in early 1999. On an organic basis, the division's operating profit in 2000 increased by 45 per cent. compared with 1999.

Ceramics division—Operating profit in the Ceramics division was £68.6 million in 2000, representing a 43 per cent. increase from the £48.1 million achieved in 1999, driven largely by the full-year impact of the Premier acquisition. On an organic basis, the division's operating profit in 2000 increased by 8 per cent. compared with 1999.

During 2000 an extensive programme was undertaken to integrate Premier and the results during the period included savings of some £12 million realised from purchasing, sales force and overhead synergies associated with the integration.

Precious Metals division—In 2000, the Precious Metals division's operating profit was £37.1 million compared with £30.0 million in 1999, representing an increase of 24 per cent. On an organic basis, the division's operating profit in 2000 declined by 3.4 per cent. from 1999. The increase in the division's profitability was primarily attributable to the acquisition of E-CLAL late in 2000, partially offset by associated costs, and the solid results of the Precision Products sector.

Goodwill amortisation—During 2000, the Group's goodwill amortisation charge was £35.9 million compared with £12.9 million during 1999, primarily due to the acquisitions of Premier and Enthone. Of the goodwill amortisation charge in 2000, £18.6 million related to the Electronics division, £15.0 million to the Ceramics division and £2.3 million to the Precious Metals division.

Exceptional items—Operating exceptional items totalling £38.4 million were recognised in 2000 as compared to £45.6 million in 1999. Of the 2000 exceptional items, £23.5 million related to the integration programme for Premier and £14.9 million to the integration programme relating to Enthone.

Group profit/(loss) on sale of fixed assets. In 2000, the Group had no gain or loss on the sale of fixed assets compared with a net loss of £0.9 million in 1999.

Group net loss on sale or termination of operations. In 2000, the Group's net loss on sale or termination of operations was £0.8 million, including goodwill written-off of £31.6 million, versus a net loss of £17.5 million in 1999, including goodwill written-off of £19.5 million attributable to the sale of non-core businesses, including Entek Industries LLC and TAM Ceramics, Inc.

Group net interest expense. Net interest expense in 2000 increased significantly to £55.1 million from £24.0 million in 1999. The net increase of £31.1 million was due to a significant increase in average net borrowings, partially offset by lower interest rates.

Group profit before taxation. As a result of the above, in 2000, the Group had profit before taxation of £122.6 million versus £71.6 million in 1999.

Group taxation. The total tax charge of £45.1 million for 2000 consisted of a £51.0 million charge against profits before exceptional items and a £5.9 million tax credit for exceptional items. The effective rate of taxation on profit before goodwill amortisation and exceptional items was 25.8 per cent., virtually unchanged from 1999 when the effective tax rate was 26.0 per cent.

Group net profit. As a result of the factors described above, in 2000 the Group had £75.5 million in net profit, representing a £38.8 million increase over the £36.7 million achieved in 1999.

Liquidity and capital resources

Cash flow statements

Cash flows from operations

During 2001, the Group's net cash inflow from operating activities declined by 44 per cent. to £154.4 million from £276.6 million in 2000. The decrease experienced in 2001 was primarily attributable to the Group's decline in operating profit before exceptional items but after goodwill amortisation from £209.0 million in 2000 to £17.1 million in 2001. The Group's net cash inflow from operating activities in 1999 was £170.9 million. The decline in operating cash flow in 2001 compared with 2000 was largely offset by a cash inflow of £69.5 million in 2001 resulting from a decrease in working capital due both to working capital reduction initiatives and a decrease in the Group's activity levels as sales and production slowed, particularly in the Electronics division.

Dividends from joint ventures

The Group received £6.2 million, £2.4 million and £2.4 million in dividends from joint ventures for the years ended 31 December 2001, 2000 and 1999, respectively. The increase in the amount paid in 2001 represents increased dividends received from the Group's principal Japanese joint venture.

Returns on investment and servicing of finance

The net cash outflow on investment and servicing of finance for the years ended 31 December 2001, 2000 and 1999 was £31.3 million, £50.6 million and £19.9 million, respectively. In 2001, excluding the cash inflow from the close-out of interest rate swaps, interest paid by the Group increased to £62.8 million from £51.6 million in 2000, primarily as a result of increased average borrowings. The increase to £51.6 million in 2000 from £21.1 million paid in 1999 is attributable to increased borrowings over the period to fund the Group's acquisition programme, partially offset by a reduction in interest rates incurred by the Group.

The Group also received £3.3 million, £1.0 million and £1.2 million in interest for the years ended 31 December 2001, 2000 and 1999, respectively.

During 2001, as part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, $400 million of interest rate swaps were closed out. This generated £28.2 million in cash proceeds, of which £5.4 million was recognised as a reduction of interest payable in the profit and loss account for the period. The remaining £22.8 million will be recognised over the term of the senior loan notes hedged by the swaps. It is expected that £4.2 million of income will be recognised in 2002.

Taxation

A £12.1 million decrease in tax payments from 2000 in 2001 to £21.6 million arose primarily due to the availability of tax losses in the United Kingdom and United States and the receipt of tax repayments in respect of prior years. This was partly offset by the payment of taxes in the Group's other operating regions.

An £18.9 million increase in tax payments to £33.7 million arose in 2000 compared to 1999 primarily due to the one-off recovery of Advance Corporation Tax ("ACT") in 1999 and from the settlement in 2000 of tax in respect of prior periods.

Capital expenditure

The Group's net capital expenditure declined to £34.4 million in 2001, from £88.4 million in 2000. The Group's payments to acquire fixed assets during 2001 decreased by 25 per cent. to £68.4 million from £91.8 million in 2000, this decrease being principally attributable to reduced requirements for capital expansion projects due to lower activity levels and cash conservation initiatives. The Group's receipts from the disposal of fixed assets increased significantly from £3.4 million in 2000 to £34.0 million in 2001, reflecting primarily the sale and leaseback of certain UK properties. The Group's net capital expenditure in 1999 was £66.9m. The increased capital expenditure occurring in 2000 compared with 1999 was principally driven by the growth experienced in each of the divisions, particularly in the Electronics division. The Board expects that capital expenditure in 2002 will be less than in 2001 and that it will be funded entirely from internally generated funds.

Acquisitions and disposals

In 2001, net cash inflow from acquisitions and disposals was £35.2 million versus a net cash outflow of £335.3 million in 2000. Cash inflows from disposals were £60.1 million in 2001, primarily relating to the sale of the Plastic Mouldings and Magnesia Chemicals businesses. The cash outflow in 2000 was primarily in respect of the acquisition of Enthone and Achem. Net cash outflows in 1999 of £246.6 million were mainly in respect of the acquisition of Premier.

Dividends paid

In May 2001, a final dividend for 2000 of 5.5p per share was paid to shareholders. In July 2001, the Board declared an interim dividend for 2001 of 4.5p per share which was paid to shareholders in October 2001, resulting in total dividends paid in 2001 of £72.3 million. In the third quarter update to shareholders on 5 October 2001, the Board announced its intention not to recommend the payment of a final dividend for 2001 given the deterioration in profits in the third quarter.

Net cash inflow/(outflow) before and after financing

The aggregate effect of the above resulted in net cash inflow for 2001 of £36.2 million compared with a cash outflow of £299.0 million in 2000. The increase in cash balances in 2001 amounted to £10.2 million compared with a decrease in cash balances of £31.3 million in 2000. After taking account of cash inflows from the issue of equity of £1.7 million in each of 2000 and 2001, the resulting net decrease in debt was £27.7 million in 2001 compared with a net increase of £266.0 million in 2000.

Group borrowings

The Group assesses its net debt position by subtracting cash from gross debt and bonds outstanding. The following table presents the Group's net debt position at the end of the last three fiscal years:

	As at 31 December		
Net debt position	**2001**	**2000**	**1999**
	£m	**£m**	**£m**
Gross debt	693.2	754.1	431.5
Convertible Bonds [1]	80.0	80.0	80.0
Cash	(23.6)	(40.1)	(50.1)
Net debt	749.6	794.0	461.4

Note:

[1] Relates to the issue value of the £80 million 7 per cent. Convertible Bonds issued on 28 September 1994.

Group financing and consignment arrangements

The Group had committed facilities of £921.6 million as at 31 December 2001, including bank facilities of £450 million. As at 31 December 2000, the Group had committed facilities of £1,183.0 million. Of the bank facilities available as at 31 December 2001, the facilities reduce to £400 million on 1 April 2003, £300 million on 1 September 2003, with a final repayment date of 30 September 2004. Drawings under committed bank facilities at 31 December 2001 were £291.1 million compared with £313.9 million as at 31 December 2000. At 31 December 2001, the Group had short term debt of £17.0 million, long term debt of £756.2 million, including the convertible bonds, and cash of £23.6 million. The Group has uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group's cash management structures. As at 31 December 2001, the average interest payable on all the Group's borrowings, excluding the amortisation of fees, was approximately 6 per cent.

The Group's business relies on the availability of adequate financial resources. Having regard to the bank and other facilities available to the Group, the Board is of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of the publication of this document.

Historically, the Group has satisfied its capital needs with internally generated funds, bank credit facilities, long-term notes, convertible bonds and equity. The Group's debt position and the restrictive nature of its borrowings impose constraints on the Group and could, absent the proceeds of the Rights Issue, increasingly affect the Group's ability to pursue its strategies effectively. In order to ensure that the Group has adequate financial resources to pursue its business and strategies, including expansion into new markets or development of further products, the Group may satisfy its capital needs in the future using any or a combination of the aforementioned financing methods. Moreover, the Group will continue to review its financing arrangements to achieve operating and financing flexibility.

£450 million secured multicurrency credit agreement

Following negotiations, Cookson entered into a syndicated £450 million secured multicurrency credit agreement on 21 December 2001 coordinated by Barclays Bank PLC and Citibank NA with various of Cookson's subsidiaries as guarantors (the "Credit Agreement"). The Credit Agreement, which is secured on certain assets of the guarantors, replaced a multicurrency credit agreement dated 27 July 1999 which had a July 2002 maturity, as well as various committed bilateral facilities (together "Previous Facilities") with lower margins, higher facility amounts and a different covenant package than the Credit Agreement.

The Credit Agreement was made available for the refinancing of the Previous Facilities and for general corporate financing requirements.

The Credit Agreement provides for a multicurrency revolving credit facility with a final repayment date of 30 September 2004. The facility reduces to £400 million on 1 April 2003 and to £300 million on 1 September 2003. Mandatory prepayment provisions apply, subject to thresholds and conditions set out in the Credit Agreement, upon the receipt of net proceeds of disposals, insurance proceeds or the proceeds of any debt capital markets issue or upon the occurrence of a change of control of Cookson.

Interest on drawings under the facility will be payable at a rate equal to the aggregate of LIBOR for the relevant interest period and the applicable margin. The margin is variable and is determined by the ratio of consolidated net borrowings to earnings before interest, taxation, depreciation and amortisation ("EBITDA"). In addition, an excess utilisation fee is payable on drawings in excess of the minimum security amount.

The Credit Agreement contains various covenants including financial cover covenants (i.e. interest cover and consolidated net borrowings to EBITDA) and other covenants such as certain restrictions on borrowings, disposals, acquisitions, the granting of loans and guarantees, the grant of security, the level of indebtedness at subsidiary company level and a restriction on the payment of dividends by Cookson Group plc until certain financial coverage ratios are achieved. The Credit Agreement also contains standard events of default.

US private placement notes

The 1997 Notes

The 1997 Notes were issued by Cookson on 30 October 1997 in an aggregate principal amount of US$170 million. The 1997 Notes were issued in two series, the US$130,000,000, 6.89 per cent. Series A Senior Notes with the unpaid principal amount due on 1 November 2007 and the US$40,000,000, 6.07 per cent., Series B Senior Notes with the unpaid principal amount due on 1 November 2009. Interest is payable semi-annually in May and November. The terms of the 1997 Notes are contained in a note purchase agreement (the "1997 Note Purchase Agreement"). Cookson may at any time prepay all or any part of the 1997 Notes (subject to a 3 per cent. aggregate threshold) on payment of 100 per cent. of the principal amount so prepaid plus a make-whole amount.

The 1997 Note Purchase Agreement contains certain restrictions with respect to, among other things, incurring additional indebtedness, incurring priority indebtedness, disposing of assets, transactions with subsidiaries and other affiliates and mergers and consolidations.

The 2000 Notes

The 2000 Notes were issued by Cookson on 2 May 2000 in an aggregate principal amount of US$400,000,000. The 2000 Notes were issued in four series, US$25,000,000, 7.65 per cent. Series A Senior Notes with the unpaid principal amount due on 2 May 2005, US$50,000,000, 7.79 per cent. Series B Senior Notes with the unpaid principal amount due on 2 May 2007, US$135,000,000, 7.94 per cent. Series C Senior Notes with the unpaid principal amount due on 2 May 2010 and US$190,000,000, 8.07 per cent. Series D Senior Notes with the unpaid principal amount due on 2 May 2012. The terms of the 2000 Notes are set out in a note purchase agreement (the "2000 Note Purchase Agreement"). The terms of the 2000 Note Purchase Agreement are substantially the same as the terms in the 1997 Note Purchase Agreement.

Convertible bonds

Cookson issued the £80 million 7 per cent. Convertible Bonds due 2004 convertible into Ordinary Shares of Cookson on 28 September 1994.

The Convertible Bonds are in bearer or registered form in denominations of £1,000, £50,000 and £100,000 each and are convertible from 7 November 1994 into ordinary shares at an initial conversion price of 298 pence per ordinary share. The conversion price is subject to adjustment in certain circumstances and is currently 288 pence. The conversion price of the Convertible Bonds will be adjusted to take account of the Share Capital Reorganisation and the Rights Issue in the manner provided in the trust deed relating to the Convertible Bonds.

Unless previously purchased, redeemed or converted, the Convertible Bonds will be redeemed at their principal amount on 2 November 2004. There are £80 million of Convertible Bonds outstanding at present.

Consignment agreements

Cookson has entered into various precious metals consignment arrangements with precious metals consigning entities (the "Consignor"). When finished products containing consigned metal are sold to a customer, the metal content is also sold to that customer at the prevailing market price and the same amount is "bought" by Cookson in the market at the same price to cover the position.

As the Consignor retains title and the associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group's balance sheet. Similarly, the obligations in respect of the consigned metal are not recorded as a liability on the Group's balance sheet. Cookson provides a guarantee in respect of each consignment arrangement. Whilst the terms of each consignment arrangement differ in their specific terms, they share similar characteristics.

Metals are held on consignment by the relevant member of Cookson ("Consignee") and the Consignor retains title to the metal and has a right of physical return of the metal without penalty unless the Consignee purchases such metal at a market price for such metals plus a premium. The Consignee pays a consignment fee on the value of the metals consigned to it which have not been returned or purchased. Consignment fees are charged by the Consignor and were £8.0 million in 2001 (2000: £6.8 million; 1999: £5.2 million). The consignment arrangements contain a restriction on the maximum value of metals which can be consigned. If this maximum value is exceeded the Consignee must either redeliver metals or purchase metals to comply with the maximum value. Consignees cannot create security in favour of third parties over consigned metals. Consigned metals may be co-mingled with other metals.

The Consignor is under no obligation to supply metal to the division's fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. The consignment arrangements also contain events of default including failure to deliver or pay, failure to restore headroom, failure of Cookson's guarantee to cover the value of consigned metals, insolvency (of Consignee or Cookson) and cross default (of Consignee or Cookson) on terms as set out in the relevant consignment arrangement. Upon the occurrence of an event of default, the Consignor is entitled to receive all metals consigned by it which are held by the Consignee on consignment, such obligation being capable of satisfaction by either physical redelivery of consigned metals or payment of the purchase price.

The Group held precious metals on consignment terms with a total value at 31 December 2001 of £232.9 million (2000: £287.6 million). At 31 December 2001, metal held under consignment comprised 1,012,674 ounces of gold, 7,900,752 ounces of silver, 22,213 ounces of platinum and 25,863 ounces of palladium.

Contractual obligations and commitments

Contractual obligations

	As at 31 December 2001			
	Payments due by period			
	Total	Less than 1 year	1 to 5 years	After 5 years
	£m	£m	£m	£m
Short and long term debt	773.2	17.0	381.6	374.6
Operating leases:				
Land and buildings	106.0	14.0	30.2	61.8
Other	31.1	12.2	17.1	1.8
Capital commitments	2.7	2.7	—	—
Total	913.0	45.9	428.9	438.2

Commitments	As at 31 December 2001
	£m
Lines of credit (1)	921.6
Guarantees (2)	1.8
Asset securitisation programme (3)	31.4

Notes:

(1) Of the £921.6 million committed lines of credit, £158.9 million was undrawn as at 31 December 2001. Of these lines of credit, £150.0 million expire in more than one but not more than two years, with £397.0 million expiring in two to five years and £374.6 million expiring after five years.

(2) Guarantees of obligation of subsidiaries and joint ventures in total for the Group at the end of 2001 amounted to £1.8 million (2000: £1.4 million).

(3) The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over the pool, which, as at 31 December 2001, comprised £31.4 million (2000: £75.3 million) of trade debtors, of which the cash received to date is £15.8 million (2000: £22.1 million). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the financing have confirmed in writing, that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest, and that repayment will not be required from the Group in any way.

Hedging policy

The Group's treasury policy, which has been approved by the Board, seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its currency, interest rate and counterparty risks without engaging in speculative transactions. The Group's policy in respect of the major areas of treasury activity is set out below.

Currency translation

The results of the Group's foreign subsidiaries are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into sterling at the closing exchange rates. Any gains and losses resulting from balance sheet translations are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currencies to hedge the net assets of subsidiaries. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. As a consequence, borrowings are held primarily in US dollars, pounds sterling, euro, Singapore dollars and Japanese yen.

The Group does not currently hedge translation exposures arising on unremitted non-UK earnings.

Currency transaction exposure

This arises where actual sales and purchases are made by a business unit in a currency other than its own functional currency. All material foreign currency transaction exposures are hedged using appropriate instruments such as forward contracts.

The euro

Following the introduction of the euro on 1 January 1999, the Group's operations have transacted in that currency where appropriate and its use has been widened with its adoption as the single currency in participating EU member states as from 1 January 2002.

Interest rate risk

The Group's policy is to borrow a mix of fixed and floating rate debt. Where appropriate, the Group will fix interest rates using interest rate swap agreements or other instruments. Significant interest rate and currency hedging programmes require the approval of the Board.

Currency

Cookson reports its results in pounds sterling. A substantial portion of the Group's sales and earnings are denominated in US dollars and in currencies other than pounds sterling. As a result, Cookson has a translation exposure to currency fluctuations, particularly in relation to the value of the US dollar and the euro against pounds sterling. Cookson partially hedges its net asset exposure with certain debt that is denominated in US dollars, Singapore dollars, Japanese yen and euro.

It is the Group's policy to translate the profit and loss statements of overseas operations into pounds sterling using average annual exchange rates and to translate the balance sheets using year-end rates. The principal exchange rates used were as follows:

	Average rate			Year-end rate		
	2001	2000	1999	2001	2000	1999
US dollar ($ per £)	1.44	1.51	1.62	1.46	1.49	1.62
Euro (€ per £)	1.61	1.64	1.51	1.63	1.59	1.61
Singapore dollar ($ per £)	2.58	2.61	2.74	2.69	2.59	2.69
Japanese yen (¥ per £)	174.41	163.07	185.06	190.75	170.59	164.98

In 2001, movements in currency translation rates resulted in an £88 million favourable impact on turnover and an £8 million favourable impact on operating profit. In 2000, there was a £77 million favourable turnover impact and a £9 million favourable impact respectively; in 1999 there was a £17 million and £2 million favourable impact, respectively.

Research and development

The Group is committed to technological improvement of businesses and products so that it will continue both to be competitive in terms of quality and cost and so that it can improve sales and margins. It also seeks to forge close technological partnerships with customers and suppliers in order to improve productivity. In 2001, 2000 and 1999, expenditure on research and development amounted to £40.6 million, £41.1 million and £29.6 million, respectively. The Group is engaged primarily in development activities pertaining to its existing products and technologies. The Group's policy is to write-off research and development costs as incurred in accordance with SSAP 13.

US GAAP reconciliation

The Group's consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK and US GAAP as applicable to Cookson, together with a reconciliation of the Group's net (loss)/profit and shareholders' funds, as at and for the years ended 31 December 2001, 2000 and 1999, see note 29 to the consolidated financial information included in Part 8 of this document.

Accounting policies and recent accounting pronouncements

For a summary of the Group's accounting policies and recent accounting pronouncements which may affect the future reporting of its financial condition and results of operation, see notes 1 and 30 to the consolidated financial information included in Part 8 of this document.

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Group's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The information (as extracted from Item 11 "Quantitative and Qualitative Disclosures About Market Risk" of the Company's Annual Report on Form 20-F for the year ended 31 December 2001) is presented in pounds sterling, which is the Company's reporting currency.

	Expected maturity date						
(£million unless stated)	2002	2003	2004	2005	Thereafter	Total	Fair value
Convertible Bonds							
Capital Value of bonds in issue			80.0			80.0	73.3
Fixed interest rate			7.0%			7.0%	
							73.3
Loans falling due after more than one year:							
US$130 million senior loan notes					89.3	89.3	92.6
Fixed interest rate (annual)					6.9%	6.9%	
US$ 40 million senior loan notes					27.5	27.5	28.3
Fixed interest rate (annual)					7.0%	7.0%	
US$25 million senior loan notes				17.1		17.1	18.4
Fixed interest rate (annual)				7.7%		7.7%	
US$50 million senior loan notes					34.4	34.4	37.0
Fixed interest rate (annual)					7.8%	7.8%	
US$135 million senior loan notes					92.8	92.8	100.9
Fixed interest rate (annual)					7.9%	7.9%	
US$190 million senior loan notes					130.5	130.5	144.1
Fixed interest rate (annual)					8.1%	8.1%	
Drawings under syndicated bank facility			283.1			283.1	283.1
Other loans	14.4	1.2		0.2	0.1	15.9	15.9
	14.4	1.2	283.1	17.3	374.6	690.6	720.3
Interest rate swaps	171.0	121.0				292.0	
Fixed interest rate (annual)	5.2%	3.2%				4.4%	

The estimated fair value amounts are extracted from the Company's Annual Report on Form 20-F for the year ended 31 December 2001.

Drawings under the syndicated bank facility are denominated in pounds sterling, US dollar and euro.

The item "Other loans" in the table above comprises a number of different loans, denominated in several currencies, some of which are at fixed interest rates and some at variable interest rates.

Foreign currency profile

The foreign currency profile of the Group's financial assets and liabilities after taking into account the effect of currency swaps is set out in the table below.

	Financial assets (cash)	Financial liabilities (gross borrowings)	Net financial (assets)/ liabilities
	£m	£m	£m
Pounds sterling	(0.5)	153.3	152.8
US dollar	(8.7)	345.2	336.5
Euro	(3.4)	129.9	126.5
Singapore dollar	(3.9)	89.8	85.9
Japanese yen	(0.7)	57.7	57.0
Other	(6.4)	(2.7)	(9.1)
At 31 December 2001	**(23.6)**	**773.2**	**749.6**
Pounds sterling	(1.5)	132.3	130.8
US dollar	(2.9)	383.0	380.1
Euro	(13.1)	145.3	132.2
Singapore dollar	(1.2)	96.5	95.3
Japanese yen	(1.2)	64.5	63.3
Other	(20.2)	12.5	(7.7)
At 31 December 2000	**(40.1)**	**834.1**	**794.0**
Pounds sterling	(9.9)	92.8	82.9
US dollar	(7.9)	299.7	291.8
Euro	(13.9)	99.1	85.2
Singapore dollar	(1.8)	1.6	(0.2)
Japanese yen	(1.0)	0.0	(1.0)
Other	(15.6)	18.3	2.7
At 31 December 1999	**(50.1)**	**511.5**	**461.4**

Sensitivity analysis

The analysis below presents the sensitivity of the fair value of the Group's financial instruments to selected changes in interest rates and currency exchange rates. The range of changes chosen reflects the Group's view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model. The carrying amounts, estimated fair values and sensitivity analysis of the Group's outstanding financial instruments as at 31 December 2001 (as extracted from Item 11 "Quantitative and Qualitative Disclosures About Market Risk" of the Company's Annual Report on Form 20-F for the year ended 31 December 2001) are as follows:

			Fair Value Change		Fair Value Change	
	Carrying amount	Estimated fair value	+1% movement in interest rates	-1% movement in interest rates	+10% strengthening of sterling	-10% weakening of sterling
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations:						
Cash	(23.6)	(23.6)	—	—	—	—
Short term borrowings and current portion of long term debt	17.0	17.0	—	—	(1.2)	1.2
Convertible Bonds	80.0	73.3	—	—	—	—
Long term borrowings	676.2	705.9	(24.6)	26.4	(61.4)	61.4
	749.6	772.6	(24.6)	26.4	(62.6)	62.6
Interest rate hedges:						
Swaps	—	(13.5)	(1.8)	1.2	—	—

Interest rate risk sensitivity

The sensitivity analysis above assumes an instantaneous 1 per cent. (100 basis points) move in interest rates of all currencies from their levels at 31 December 2001, with all other variables held constant.

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group's financial statements since fair values are not recognised on the Group's balance sheet. An increase in short term interest rates of all currencies of 1 per cent. would increase Group net interest payable for the year by £0.7 million.

Foreign currency risk sensitivity

The sensitivity analysis above assumes an instantaneous 10 per cent. change in foreign currency exchange rates against pound sterling from their levels at 31 December 2001, with all other variables (including interest rates) held constant.

The currency mix of debt at the year end was held 20 per cent. in pounds sterling, 44 per cent. in US dollars, 17 per cent. in euro, 12 per cent. in Singapore dollars and 7 per cent. in Japanese yen.

Market value changes from movements in currency exchange rates in long term debt, currency swaps and forward foreign exchange contracts hedging overseas investments, along with similar movements in the values of the investments being hedged, are taken through the Group's statement of total recognised gains and losses in accordance with SSAP 20 and FRS 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

THIS PAGE INTENTIONALLY LEFT BLANK

PART 8: CONSOLIDATED FINANCIAL INFORMATION FOR THE YEARS ENDED 31 DECEMBER 2001, 2000 AND 1999

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL INFORMATION

In providing financial information to investors in documents such as this prospectus, it is increasingly common for information to be provided which satisfies generally accepted accounting practice ("GAAP") in the United Kingdom and which also illustrates the significant differences between UK and US GAAP affecting the Group and the effects of the adjustments on net (loss)/profit and shareholders' funds. Accordingly, the financial information shown on pages 81 to 126 has been extracted without material adjustment from the following documents of Cookson Group plc for the three years ended 31 December 2001:

(1) The Group's UK Annual Report and Accounts, which contains the Group's consolidated financial statements, produced in accordance with UK GAAP; and

(2) The Group's Annual Report on Form 20-F, which is filed with the SEC in the United States and contains not only the information contained in the Group's consolidated financial statements as provided in accordance with UK GAAP, but also the additional information, in accordance with US GAAP, necessary in order to satisfy the requirements which the SEC has for foreign registrants such as Cookson.

The financial information contained in this part of the document for each of the Company's three financial years ended 31 December 1999, 2000 and 2001 is not the Company's statutory accounts for those financial years. Statutory accounts for each of the three years ended 31 December 1999, 2000 and 2001 have been delivered to the Registrar of Companies in England and Wales. The auditors, KPMG Audit Plc, have reported on the statutory accounts for those financial years; those reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. In addition, the Company has filed audited UK GAAP financial statements, including a reconciliation of certain information to US GAAP, for each of the three years ended 31 December 1999, 2000 and 2001 with the SEC in the Company's Annual Report on Form 20-F.

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account
for the year ended 31 December 2001

	note	2001 Before exceptional items and goodwill amortisation £m	2001 Exceptional items and goodwill amortisation (notes 2, 5, 10) £m	2001 Total £m
Turnover				
Continuing operations		2,012.3	—	2,012.3
Discontinued operations		87.1	—	87.1
Total turnover	3	2,099.4	—	2,099.4
Share of joint ventures		(83.0)	—	(83.0)
Turnover of Group subsidiaries		2,016.4	—	2,016.4
Operating profit/(loss)				
Continuing operations before goodwill amortisation		53.1	(31.2)	21.9
Goodwill amortisation	10	—	(38.6)	(38.6)
Continuing operations		53.1	(69.8)	(16.7)
Discontinued operations		2.6	—	2.6
Group operating profit/(loss)		55.7	(69.8)	(14.1)
Share of joint ventures	4	3.4	—	3.4
Total operating profit/(loss)	3, 4	59.1	(69.8)	(10.7)
Net loss on sale of operations	5			
Profit before goodwill written-back/off		—	3.8	3.8
Goodwill written-back/off		—	(63.2)	(63.2)
		—	(59.4)	(59.4)
Net profit on sale of fixed assets		—	13.3	13.3
Profit/(loss) on ordinary activities before interest		59.1	(115.9)	(56.8)
Interest	6	(52.4)	—	(52.4)
Profit/(loss) on ordinary activities before taxation		6.7	(115.9)	(109.2)
Taxation on profit/(loss) on ordinary activities	7	(0.3)	3.4	3.1
Profit/(loss) on ordinary activities after taxation		6.4	(112.5)	(106.1)
Minority interests	24	(1.5)	—	(1.5)
Profit/(loss) for the year		4.9	(112.5)	(107.6)
Dividends	8	(32.3)	—	(32.3)
Net (loss)/profit transferred to reserves		(27.4)	(112.5)	(139.9)
Earnings per share:	9			
Basic		0.7p		(14.9)p
Diluted		0.7p		(14.9)p

The accompanying notes are an integral part of this consolidated financial information.

Consolidated Profit and Loss Accounts
for the years ended 31 December 2000 and 1999

2000			1999		
Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation (notes 2, 5, 10)	Total	Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation (notes 2, 5, 10)	Total
£m	£m	£m	£m	£m	£m
2,412.4	—	2,412.4	1,607.3	—	1,607.3
169.2	—	169.2	302.8	—	302.8
2,581.6	—	2,581.6	1,910.1	—	1,910.1
(99.7)	—	(99.7)	(47.7)	—	(47.7)
2,481.9	—	2,481.9	1,862.4	—	1,862.4
232.4	(38.4)	194.0	141.2	(45.6)	95.6
—	(35.9)	(35.9)	—	(12.9)	(12.9)
232.4	(74.3)	158.1	141.2	(58.5)	82.7
12.5	—	12.5	29.8	—	29.8
244.9	(74.3)	170.6	171.0	(58.5)	112.5
7.9	—	7.9	1.5	—	1.5
252.8	(74.3)	178.5	172.5	(58.5)	114.0
—	30.8	30.8	—	2.0	2.0
—	(31.6)	(31.6)	—	(19.5)	(19.5)
—	(0.8)	(0.8)	—	(17.5)	(17.5)
—	—	—	—	(0.9)	(0.9)
252.8	(75.1)	177.7	172.5	(76.9)	95.6
(55.1)	—	(55.1)	(24.0)	—	(24.0)
197.7	(75.1)	122.6	148.5	(76.9)	71.6
(51.0)	5.9	(45.1)	(38.5)	5.2	(33.3)
146.7	(69.2)	77.5	110.0	(71.7)	38.3
(2.0)	—	(2.0)	(1.6)	—	(1.6)
144.7	(69.2)	75.5	108.4	(71.7)	36.7
(72.2)	—	(72.2)	(68.4)	—	(68.4)
72.5	(69.2)	3.3	40.0	(71.7)	(31.7)
20.1p		10.5p	15.5p		5.2p
20.0p		10.4p	15.4p		5.2p

The accompanying notes are an integral part of this consolidated financial information.

Cookson Group plc and Subsidiaries

Consolidated Balance Sheets
as at 31 December 2001 and 2000

	note	2001 £m	2000 £m
Fixed assets			
Goodwill	10	**664.9**	708.0
Tangible assets	11	**487.2**	526.0
Investment in joint ventures:			
Share of gross assets		**49.9**	62.5
Share of gross liabilities		**(16.4)**	(20.5)
		33.5	42.0
Other investments		**46.3**	51.0
Total investments	12	**79.8**	93.0
Total fixed assets		**1,231.9**	1,327.0
Current assets			
Stocks	13	**230.7**	335.1
Debtors: amounts falling due within one year	14	**379.8**	540.5
Debtors: amounts falling due after more than one year	14	**53.4**	13.4
Cash		**23.6**	40.1
Total current assets		**687.5**	929.1
Creditors: amounts falling due within one year			
Borrowings	16	**(17.0)**	(51.2)
Other creditors	18	**(416.6)**	(590.4)
Total current liabilities		**(433.6)**	(641.6)
Net current assets		**253.9**	287.5
Total assets less current liabilities		**1,485.8**	1,614.5
Creditors: amounts falling due after more than one year			
Convertible bonds	15	**(80.0)**	(80.0)
Borrowings	16	**(676.2)**	(702.9)
Other creditors	18	**(91.6)**	(91.3)
Provisions for liabilities and charges	19	**(77.4)**	(94.5)
		560.6	645.8
Equity capital and reserves			
Called up share capital	23	**363.8**	363.0
Share premium account	23	**377.0**	376.1
Other reserves		**205.9**	205.9
Profit and loss account		**(396.1)**	(305.9)
Total shareholders' funds		**550.6**	639.1
Minority interests	24	**10.0**	6.7
		560.6	645.8

The accompanying notes are an integral part of this consolidated financial information

Cookson Group plc and Subsidiaries

Consolidated Statements of Cash Flows for the years ended 31 December 2001, 2000 and 1999

	note	2001 £m	2000 £m	1999 £m
Net cash inflow from operating activities	22	**154.4**	276.6	170.9
Dividends from joint ventures		**6.2**	2.4	2.4
Returns on investment and servicing of finance				
Interest paid		**(62.8)**	(51.6)	(21.1)
Interest received		**3.3**	1.0	1.2
Proceeds from close-out of interest rate swaps		**28.2**	—	—
		(31.3)	(50.6)	(19.9)
Taxation		**(21.6)**	(33.7)	(14.8)
Capital expenditure				
Payments to acquire fixed assets		**(68.4)**	(91.8)	(80.6)
Receipts from disposal of fixed assets		**34.0**	3.4	13.7
		(34.4)	(88.4)	(66.9)
Acquisitions and disposals				
Net proceeds from disposal of subsidiaries and joint ventures	22	**60.1**	99.0	158.2
Consideration for acquisition of subsidiaries and joint ventures	22	**(19.5)**	(426.9)	(394.0)
Other, including additional costs for prior years' disposals		**(5.4)**	(7.4)	(10.8)
		35.2	(335.3)	(246.6)
Dividends paid		**(72.3)**	(70.0)	(66.0)
Net cash inflow/(outflow) before financing		**36.2**	(299.0)	(240.9)
Financing				
Issue of shares		**1.7**	1.7	0.4
(Decrease)/increase in debt		**(27.7)**	266.0	199.5
Increase/(decrease) in cash during the period		**10.2**	(31.3)	(41.0)

Further information relating to the Group's cash flows can be found in note 22 (ii), "Reconciliation of operating profit to net cash inflow from operating activities"; and note 25, "Analysis of net debt".

Consolidated Statements of Total Recognised Gains and Losses for the years ended 31 December 2001, 2000 and 1999

	2001 £m	2000 £m	1999 £m
(Loss)/profit for the year	**(107.6)**	75.5	36.7
Exchange adjustments, including £3.9m charge (2000: £2.5m gain) relating to UK taxation	**1.9**	25.5	(3.9)
Restatement of tangible fixed assets to cost	—	—	(6.0)
Total net recognised (losses)/gains for the year	**(105.7)**	101.0	26.8

The accompanying notes are an integral part of this consolidated financial information.

Cookson Group plc and Subsidiaries

Consolidated Statements of Changes in Shareholders' Funds
for the years ended 31 December 2001, 2000 and 1999

	Share premium account	Other reserves	Profit and loss account
	£m	£m	£m
Balance at 31 December 1998	330.8	217.5	(355.8)
Net profit for the year	—	—	36.7
Ordinary shares' dividends	—	—	(68.4)
Ordinary shares issued, net of expense	44.5	—	—
Goodwill written-back on disposals	—	—	19.5
Restatement of tangible fixed assets to cost	—	(6.0)	—
Exchange adjustments	—	(5.9)	2.0
Balance at 31 December 1999	375.3	205.6	(366.0)
Net profit for the year	—	—	75.5
Ordinary shares' dividends	—	—	(72.2)
Ordinary shares issued, net of expense	0.8	—	—
Goodwill written-back on disposals	—	—	31.6
Exchange adjustments	—	0.3	25.2
Balance at 31 December 2000	376.1	205.9	(305.9)
Net loss for the year	—	—	(107.6)
Ordinary shares' dividends	—	—	(32.3)
Ordinary shares issued, net of expense	0.9	—	—
Goodwill written-back on disposals	—	—	47.8
Exchange adjustments	—	—	1.9
Balance at 31 December 2001	**377.0**	**205.9**	**(396.1)**

At 31 December 2001 shareholders' funds have been reduced by £28.0m (2000: £29.9m; 1999: £55.4m) in respect of cumulative exchange adjustments.

	Ordinary Shares of 50p each	Ordinary Shares of 50p each
	Number	£m
Balance at 31 December 1998	691,497,473	345.8
Ordinary shares issued, net of expenses	33,558,431	16.8
Balance at 31 December 1999	725,055,904	362.6
Ordinary shares issued, net of expenses	883,932	0.4
Balance at 31 December 2000	725,939,836	363.0
Ordinary shares issued, net of expenses	1,614,511	0.8
Balance at 31 December 2001	**727,554,347**	**363.8**

The accompanying notes are an integral part of this consolidated financial information.

Note 1. Accounting policies

Accounting convention and presentation of financial information

The financial information of the Group has been prepared under the historical cost convention. The consolidated financial information of the Group has been prepared in accordance with applicable UK accounting standards. Certain amounts in the consolidated Group profit and loss account and its notes have been reclassified to conform with current UK GAAP financial statement disclosure and a description of each of the new UK accounting standards applicable to the Group in 2001 is given in note 30 to the consolidated financial information.

The preparation of the financial statements, in conformity with generally accepted accounting principles in the UK, and with respect to notes 29 and 30 to the consolidated financial information, with generally accepted accounting principles in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basis of consolidation

For the purpose of the preparation of the consolidated financial statements, references made to Group subsidiary companies relate to companies in which Cookson directly or indirectly has a majority ownership or which Cookson otherwise controls. References made to joint ventures relate to a company, not being a subsidiary, in which the Group has an interest held on a long term basis and is jointly controlled by the Group and one or more other ventures under a contractual agreement.

The Group financial statements consolidate the financial statements of the Company and its subsidiaries and include, from the date of acquisition, the results of subsidiary companies acquired during the period. Where appropriate, adjustments are made on consolidation in order that the Group's financial statements are presented on a consistent basis. The Group's share of sales, operating income less losses, net interest and taxes on income of joint ventures is included in the consolidated Group profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Turnover

Turnover represents the invoice value of goods delivered to and accepted by third parties and services provided to third parties less returns, excluding value added taxes.

Exceptional items

These are material items arising from events within the past and present activities of the Group and which, due to their size or incidence, are disclosed separately in order that the financial statements give a true and fair view.

Research and development

Such expenditure is charged to the profit and loss account in the year in which it is incurred.

Foreign currencies

Profit and loss accounts of overseas companies are translated into pounds sterling at average exchange rates for the year. Assets and liabilities denominated in foreign currencies are translated into pounds sterling at rates prevailing at the balance sheet date. Differences arising from the translation, at closing rates, of the net investment in overseas subsidiaries and joint ventures, less the applicable foreign currency borrowings raised to finance such investments, are taken to reserves. Exchange differences on trading and other items are taken to the profit and loss account.

Goodwill

Goodwill arising on consolidation is the amount by which the cost of shares in subsidiaries and joint ventures exceeds the fair value of the Group's share of their net assets at the date of acquisition. Goodwill arising on consolidation in respect of acquisitions after 1997 is capitalised and amortised to £nil by equal annual instalments over its estimated useful life. Goodwill which arose before 1998 was written off to reserves in the year of acquisition. Any unamortised goodwill relating to businesses sold or terminated, whether it then be in reserves or capitalised, is written-off through the profit and loss account as part of the profit or loss on the sale or termination. Further details of goodwill at the year end and movements in the year are given in note 10.

Note 1. Accounting policies – (continued)

Tangible fixed assets

Details of the Group's accounting policies and bases are given in note 11. Repairs and maintenance are charged to profit in the year in which they are incurred.

Fixed asset investments

The Group's joint ventures are incorporated into the Group accounts using the equity method of accounting, such that the Group's share of their profit or loss is included in the consolidated Group profit and loss account and, in the Group balance sheet, investments in joint ventures are included at the Group's share of the net assets of each joint venture. The accounting policies of joint ventures are similar in all material aspects to those of the Company and its subsidiaries.

Stocks

All stocks stated in the Group balance sheet are stated at the lower of cost (using the first in first out method) and net realisable value. Cost comprises expenditure directly incurred in purchasing or manufacturing stocks, together with, where appropriate, attributable overheads based on normal activity levels. Provision is made for obsolete and slow moving items.

In addition to the stocks recorded in the balance sheet, the Group holds precious metals under consignment arrangements, further details of which are given in note 13.

Financial instruments

The Group uses primarily forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in foreign exchange and interest rates. These instruments are accounted for as hedges when designated as hedges at the inception of contracts and, as a result, gains or losses on these foreign exchange contracts are offset against the foreign exchange gains or losses on the related financial assets and liabilities. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end, but are disclosed in the fair value table in note 17. Interest differentials under the contracts are recognised by accruing the net interest payable as it becomes due. Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are immediately taken to the profit and loss account or balance sheet as appropriate.

Translational hedges of foreign currency investments are taken to reserves. Finance costs associated with debt issuances are charged to the profit and loss account over the life of those instruments.

Deferred taxation

Provision is made, on the liability basis, for taxation deferred due to the excess of capital allowances over depreciation and other timing differences, only to the extent that such tax may become payable in the foreseeable future. Deferred tax assets are recognised to the extent that they are expected to crystallise, in the foreseeable future. Further details of the Group's policy are given in note 20.

Note 2. Operating exceptional items

	2001	2000	1999
	£m	£m	£m
Group rationalisation programme	**31.2**	—	21.0
Premier integration	—	23.5	22.9
Enthone integration	—	14.9	—
Other	—	—	1.7
Total pre-tax operating exceptional items	**31.2**	38.4	45.6
Taxation attributable	**(3.4)**	(3.1)	(2.3)
Total after-tax operating exceptional items	**27.8**	35.3	43.3

Note 2. Operating exceptional items – (continued)

The charge relating to the 2001 rationalisation programme is the result of the implementation of initiatives aimed at ensuring that the cost base of each of the Group's major businesses is aligned with prevailing and near term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the 2001 exceptional charge, £11.0m represents asset write-downs, the majority of which, together with the plant closures, were in the United States. In accordance with FRS 12, the remaining costs of this programme, currently estimated at £15m, will be charged when they become fully committed.

The above-mentioned programmes involve reductions in headcount of some 3,700 employees, 3,410 of which had been finalised by the end of 2001. Total cash spend in 2001 in respect of operating exceptional items was £32.2m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £19.6m as at 31 December 2001. An analysis of the movements in these provisions is given in note 19.

The respective charges in 2000 relating to the integration programmes of Premier Refractories and of Enthone, both of which were acquired in 1999, represented the final provision for these costs. The Premier Refractories integration programme was substantially complete by December 2001 and the Enthone programme is expected to be substantially complete by June 2002. Of the total cost of £61.3m, £13.1m relates to the write-down of redundant assets which mainly consisted of manufacturing sites in Europe and £48.2m relates to the costs of rationalising and closing administration offices and over fifteen manufacturing locations in both the United States and Europe. These programmes include the reduction of headcount by some 450, primarily within administration (19%), production (56%) and sales/marketing (25%). At the end of 2001, substantially all of these reductions had been effected.

The charge in 1999 relating to the Premier Refractories integration was in respect of those stages of the initiative which, by the end of that year, had been fully committed to.

The £21.0m Group rationalisation charge in 1999 finalised the provision made for a programme commenced in 1998.

Note 3. Segmental analyses

In each of the following analyses, the costs and net assets of the Group's corporate activities have been primarily allocated according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. The Group's share of results and net assets of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2001 was not material.

The results reported in 2001 as discontinued operations represent primarily those of the Group's Plastic Mouldings and Magnesia Chemicals businesses. The Magnesia Chemicals businesses previously formed part of the Group's continuing operations and comparatives have been restated for 2000 and 1999. In 2000 and 1999, the results reported as discontinued operations also include the Group's Telecommunication Products businesses, subsidiary companies Polyflex, Cookson Fibers and TAM Ceramics and the Group's joint venture companies Zimco and Entek.

Note 3. Segmental analyses – (continued)

The total amount for net assets included below is arrived at after adding back to Group net assets of £560.6m (2000: £645.8m; 1999: £582.4m), borrowings of £773.2m (2000: £834.1m; 1999: £511.5m) and the Enthone purchase consideration payable of £nil (2000: £nil; 1999: £284.3m) and deducting cash and investments, excluding those in joint ventures, of £69.9m (2000: £91.1m; 1999: £95.0m).

By Business	2001 Turnover £m	2001 Operating (loss)/profit £m	2000 Turnover £m	2000 Operating profit £m	1999 Turnover £m	1999 Operating profit £m
Electronics	**855.6**	**(14.3)**	1,311.4	134.6	790.1	64.6
Ceramics	**731.1**	**40.5**	738.4	68.6	534.0	48.1
Precious Metals	**425.6**	**30.3**	362.6	37.1	283.2	30.0
Ongoing operations	**2,012.3**	**56.5**	2,412.4	240.3	1,607.3	142.7
Goodwill amortisation	—	**(38.6)**	—	(35.9)	—	(12.9)
Exceptional items	—	**(31.2)**	—	(38.4)	—	(45.6)
Continuing operations	**2,012.3**	**(13.3)**	2,412.4	166.0	1,607.3	84.2
Discontinued operations	**87.1**	**2.6**	169.2	12.5	302.8	29.8
Total	**2,099.4**	**(10.7)**	2,581.6	178.5	1,910.1	114.0

Of the total exceptional items of £31.2m (2000: £38.4m; 1999: £45.6m), £25.1m related to Electronics (2000: £14.9m; 1999: £9.6m) and £6.1m to Ceramics (2000: £23.5m; 1999: £30.6m). In addition, in 1999 there were £0.6m of exceptional items related to Precious Metals and £4.8m for the Group's central functions and other operations.

Of the goodwill amortisation charge of £38.6m (2000: £35.9m; 1999: £12.9m), £20.3m related to Electronics (2000: £18.6m; 1999: £4.6m), £15.4m to Ceramics (2000: £15.0m; 1999: £7.2m) and £2.9m to Precious Metals (2000: £2.3m; 1999: £1.1m). See note 10 for further details.

By Business	2001 Net assets £m	2001 Group employees Average No	2000 Net assets £m	2000 Group employees Average No	1999 Net assets £m	1999 Group employees Average No
Electronics	**606.8**	**7,161**	693.7	7,948	668.4	5,918
Ceramics	**506.6**	**8,569**	500.9	8,694	435.0	6,220
Precious Metals	**166.4**	**3,280**	167.5	3,020	94.0	2,553
Continuing operations	**1,279.8**	**19,010**	1,362.1	19,662	1,197.4	14,691
Discontinued operations	**(15.9)**	**924**	26.7	1,499	85.8	2,410
Total	**1,263.9**	**19,934**	1,388.8	21,161	1,283.2	17,101

The information given above for Group employees relates to the average number of employees of Cookson Group plc and its subsidiaries, but excludes those of joint ventures. Of the average number of employees, 2,660 were employed in the UK (2000: 3,060; 1999: 1,955). The aggregate amount paid to UK employees was £72.0m (2000: £81.3m; 1999: £47.7m).

Note 3. Segmental analyses – (continued)

By geographical location of Group operations

	2001			2000			1999		
Geographical	Turnover £m	Operating (loss)/profit £m	Net assets £m	Turnover £m	Operating profit £m	Net assets £m	Turnover £m	Operating profit £m	Net assets £m
United Kingdom	214.0	(3.9)	142.1	281.8	4.2	177.3	215.7	10.1	149.9
Continental Europe	533.1	21.5	197.3	494.4	45.9	208.3	305.3	19.5	175.2
United States	865.3	(9.0)	657.7	1,200.5	116.1	682.7	882.1	84.7	633.6
Asia-Pacific	276.6	36.8	227.9	318.8	58.9	228.5	145.5	24.8	205.3
Rest of the World	123.3	11.1	54.8	116.9	15.2	65.3	58.7	3.6	33.4
Ongoing operations	2,012.3	56.5	1,279.8	2,412.4	240.3	1,362.1	1,607.3	142.7	1,197.4
Goodwill amortisation	—	(38.6)	—	—	(35.9)	—	—	(12.9)	—
Exceptional items	—	(31.2)	—	—	(38.4)	—	—	(45.6)	—
Continuing operations	2,012.3	(13.3)	1,279.8	2,412.4	166.0	1,362.1	1,607.3	84.2	1,197.4
Discontinued operations	87.1	2.6	(15.9)	169.2	12.5	26.7	302.8	29.8	85.8
Total	2,099.4	(10.7)	1,263.9	2,581.6	178.5	1,388.8	1,910.1	114.0	1,283.2

By geographical location of customers

	2001	2000	1999
Geographical	Turnover £m	Turnover £m	Turnover £m
United Kingdom	163.0	183.0	169.3
Continental Europe	552.0	543.5	345.9
United States	767.5	1,047.1	735.8
Asia-Pacific	338.4	423.8	212.6
Rest of the World	191.4	215.0	143.7
Continuing operations	2,012.3	2,412.4	1,607.3
Discontinued operations	87.1	169.2	302.8
Total	2,099.4	2,581.6	1,910.1

Of the exceptional items of £31.2m (2000: £38.4m; 1999: £45.6m), £22.8m (2000: £13.1m; 1999: £20.2m) were in the United States, £1.3m (2000: £4.2m; 1999: £3.2m) in Continental Europe, £1.4m (2000: £1.2m; 1999: £0.8m) in the Rest of the World and £5.7m (2000: £19.9m; 1999: £21.4m) in the United Kingdom.

Of the goodwill charge of £38.6m (2000: £35.9m; 1999: £12.9m), £23.2m (2000: £18.0m; 1999: £7.0m) was in the United States, £4.3m (2000: £6.6m; 1999: £3.9m) in Continental Europe, £6.3m (2000: £7.3m; 1999: £1.7m) in Asia-Pacific, £1.2m (2000: £1.0m; 1999: £0.3m) in the Rest of the World and £3.6m (2000: £3.0m; 1999: £nil) in the United Kingdom.

The majority of discontinued operations were located in the United States.

Note 4. Operating profit/(loss)

	2001			2000			1999		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover of Group subsidiaries	1,929.3	87.1	2,016.4	2,312.7	169.2	2,481.9	1,586.8	275.6	1,862.4
Cost of sales of Group subsidiaries:									
Raw materials	(899.5)	(40.5)	(940.0)	(1,004.7)	(78.7)	(1,083.4)	(685.8)	(120.5)	(806.3)
Other manufacturing costs	(546.7)	(30.9)	(577.6)	(566.1)	(53.4)	(619.5)	(409.8)	(89.8)	(499.6)
Total manufacturing costs	(1,446.2)	(71.4)	(1,517.6)	(1,570.8)	(132.1)	(1,702.9)	(1,095.6)	(210.3)	(1,305.9)
Administration	(206.6)	(6.0)	(212.6)	(247.8)	(14.3)	(262.1)	(177.8)	(27.1)	(204.9)
Selling and distribution	(223.4)	(7.1)	(230.5)	(261.7)	(10.3)	(272.0)	(172.2)	(11.3)	(183.5)
Total operating costs	(1,876.2)	(84.5)	(1,960.7)	(2,080.3)	(156.7)	(2,237.0)	(1,445.6)	(248.7)	(1,694.3)
Operating profit before exceptional items and goodwill amortisation	53.1	2.6	55.7	232.4	12.5	244.9	141.2	26.9	168.1
Goodwill amortisation (manufacturing costs)	(38.6)	—	(38.6)	(35.9)	—	(35.9)	(12.9)	—	(12.9)
Exceptional items	(31.2)	—	(31.2)	(38.4)	—	(38.4)	(45.6)	—	(45.6)
Operating profit of Group companies	(16.7)	2.6	(14.1)	158.1	12.5	170.6	82.7	26.9	109.6
Share of joint ventures	3.4	—	3.4	7.9	—	7.9	1.5	2.9	4.4
Total operating (loss)/profit	(13.3)	2.6	(10.7)	166.0	12.5	178.5	84.2	29.8	114.0

Exceptional items of £31.2m (2000: £38.4m; 1999: £45.6m) comprise manufacturing costs of £31.2m (2000: £38.4m; 1999: £27.4m) and administration costs of £nil (2000: £nil; 1999: £18.2m).

Note 4. Operating profit/(loss) – (continued)

The following amounts have been charged/(credited) in arriving at Group operating profit:

	2001 £m	2000 £m	1999 £m
	£m	£m	£m
Employment costs:			
Wages and salaries	**492.4**	524.0	410.0
Social security costs	**59.4**	62.5	53.4
Other pension costs (note 21)	**18.9**	20.1	16.4
Total employment costs, including Directors' remuneration of £2.5m (2000: £4.0m; 1999: £3.5m)	**570.7**	606.6	479.8
Research and development costs	**40.6**	41.1	29.6
Depreciation and amortisation:			
Depreciation of tangible fixed assets (see note 11)	**62.7**	62.4	53.2
Amortisation of goodwill (see note 10)	**38.6**	35.9	12.9
Total depreciation and amortisation	**101.3**	98.3	66.1
Precious metals consignment fees (see note 13)	**8.0**	6.8	5.2
Operating lease charges:			
Plant and machinery	**11.7**	10.6	5.8
Property	**7.5**	7.5	6.7
Total operating lease charges	**19.2**	18.1	12.5
Auditor's remuneration:			
Audit fees	**1.9**	2.1	1.8
Non-audit fees – in the UK	**1.2**	0.5	2.2
– outside the UK	**1.2**	1.6	1.5
Total auditor's remuneration	**4.3**	4.2	5.5
Net foreign exchange loss/(gain)	**0.2**	(0.3)	0.1
Repairs and maintenance	**52.9**	53.1	40.6

Of the non-audit fees incurred in 2001, £1.6m (2000: £1.4m; 1999: £0.8m) were in respect of the provision of taxation services and £0.8m (2000: £0.7m; 1999: £2.9m) primarily related to corporate transactions. In addition, in 2001, fees of £1.2m were incurred in connection with advising the Group on a financing model. In compliance with relevant accounting standards, these costs are set-off against the debt balances to which they relate in the Group balance sheet and will be amortised over the life of those bank facilities (see note 16).

Note 5. Net loss on sale of operations and net profit on sale of fixed assets

Net loss of sale of operations

The sale of non-core businesses in 2001, including primarily the Cookson Plastic Mouldings and Magnesia Chemicals businesses in the United States, produced a net loss of £59.4m, after goodwill written-off of £63.2m. This includes the release of £15.6m of provisions and other creditors, established in previous years relating to business disposals, that are no longer required. The sale of non-core businesses in 2000, including the Group's Telecommunication Products and Polyflex businesses, produced a net loss of £0.8m, after goodwill written-off of £31.6m. The sale of non-core businesses in 1999, including primarily the disposals of Entek and TAM, produced a net loss of £17.5m, after goodwill written-off of £19.5m. The taxation credit attributable to the losses in 2001 was £nil (2000: £2.8m; 1999: £2.9m).

Net profit on sale of fixed assets

The net profit on sale of fixed assets of £13.3m in 2001 (2000: £nil; 1999: loss of £0.9m) includes a gain of £13.5m arising on the sale of the land and buildings of a number of the Group's UK sites for which the total consideration received was £28.4m. At the time of the disposal, the Group entered into operating leaseback arrangements for these sites, the future lease costs of which are included in note 28. Also included in the total net profit for 2001 is a provision of £2.9m against the carrying cost of the Company's ESOP shares, further details of which are given in note 30(b)(ii).

Note 6. Interest

	2001 £m	2000 £m	1999 £m
Interest and fees payable on loans and overdrafts	**49.6**	50.3	19.4
Interest payable on convertible bonds	**5.6**	5.6	5.6
Interest and investment income receivable	**(3.3)**	(1.0)	(1.2)
Net interest payable by parent and subsidiaries	**51.9**	54.9	23.8
Group share of net interest payable by joint ventures	**0.5**	0.2	0.2
Total net interest charge for the year	**52.4**	55.1	24.0

Included within the net interest charge are £0.8m (2000: £1.2m; 1999: £0.4m) of costs relating to the amortisation of prepaid finance costs. For further information on the impact on interest costs of the close-out of interest rate swaps during the year refer to note 17(iv).

Note 7. Taxation on profit/(loss) on ordinary activities

	2001 £m	2000 £m	1999 £m
Based on taxable profit for the year:			
UK Corporation Tax at 30.0% (2000: 30.0%; 1999: 30.25%)	**1.9**	8.1	17.1
Double taxation relief	**(1.5)**	(2.4)	(0.4)
	0.4	5.7	16.7
Overseas taxation	**21.7**	28.9	22.7
Deferred tax	**(19.3)**	13.6	(2.3)
Advanced Corporation Tax written-back	**—**	—	(6.5)
Adjustments to prior years' provisions	**(7.9)**	(4.7)	2.1
Taxation attributable to profit/(loss) of the Company and its subsidiaries	**(5.1)**	43.5	32.7
Taxation attributable to Group share of joint ventures	**2.0**	1.6	0.6
Total taxation (credit)/charge for the year	**(3.1)**	45.1	33.3

The Group taxation (credit)/charge, as a percentage of profit before taxation, differs from the UK Corporation Tax rate in 2001 and 2000 principally because of exceptional losses and goodwill amortisation, which attract no relief for tax purposes. In 1999, the difference arose principally as a result of the non-deductibility of losses arising on the sale of discontinued operations. The 2001 credit includes a £3.4m credit arising in respect of exceptional items (2000: £5.9m credit; 1999: £5.2m credit).

Of the £7.9m adjustment to prior years' provisions, £5.2m relates to the United Kingdom (2000: £2.1m). The £19.3m deferred tax credit is net of a £7.5m charge which relates to the United Kingdom (2000: £11.0m).

Note 7. Taxation on profit/(loss) on ordinary activities – (continued)

The table below reconciles the "expected" tax charge at the current standard UK Corporation Tax rate to the actual tax charge:

	2001	2000	1999
	£m	£m	£m
Profit/(loss) before taxes and minority interests:			
United Kingdom	**59.3**	4.9	(33.1)
Overseas	**(168.5)**	117.7	104.7
	(109.2)	122.6	71.6
Tax(credited)/charged at standard UK rate of 30.0% (2000: 30.0%; 1999: 30.25%)	**(32.8)**	36.8	21.7
Increase/(reduction) resulting from:			
Exceptional items, principally non-deductable goodwill	**31.4**	5.9	17.9
Tax losses utilised	**(4.3)**	(12.4)	(1.9)
Tax losses not utilised	**4.7**	5.1	4.0
Capital allowances & other timing differences utilised	**28.7**	3.0	(6.2)
Effect of overseas tax rates	**(18.6)**	5.8	0.3
Effect of intra-group financing	**(5.0)**	—	—
Advance Corporation Tax written back	**—**	—	(6.5)
Prior year adjustments	**(7.9)**	(4.7)	2.1
Other items	**0.7**	5.6	1.9
Actual tax(credit)/charge	**(3.1)**	45.1	33.3

Note 8. Dividends

	Dividend per share			Charge for the year		
	2001	2000	1999	2001	2000	1999
	p	p	p	£m	£m	£m
Interim paid	**4.5**	4.5	4.3	**32.3**	32.2	30.7
Final proposed	**—**	5.5	5.2	**—**	40.0	37.7
Total	**4.5**	10.0	9.5	**32.3**	72.2	68.4

Note 9. Earnings per share

	Before goodwill amortisation and all exceptional items			Basic			Diluted		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) on ordinary activities	**59.1**	252.8	172.5	**(56.8)**	177.7	95.6	**(56.8)**	177.7	95.6
Interest	**(52.4)**	(55.1)	(24.0)	**(52.4)**	(55.1)	(24.0)	**(52.4)**	(55.1)	(24.0)
Taxation on profit/(loss) on ordinary activities	**(0.3)**	(51.0)	(38.5)	**3.1**	(45.1)	(33.3)	**3.1**	(45.1)	(33.3)
Minority interests	**(1.5)**	(2.0)	(1.6)	**(1.5)**	(2.0)	(1.6)	**(1.5)**	(2.0)	(1.6)
Earnings	**4.9**	144.7	108.4	**(107.6)**	75.5	36.7	**(107.6)**	75.5	36.7
Weighted average number of shares (m)	**723**	721	700	**723**	721	700	**724**	725	703
Earnings per share (p)	**0.7**	20.1	15.5	**(14.9)**	10.5	5.2	**(14.9)**	10.4	5.2

The Directors believe that the calculation of earnings per share before goodwill amortisation and excluding all exceptional items, together with the associated tax credit of £3.4m (2000: £5.9m; 1999: £5.2m), gives the most appropriate measure of the underlying earnings of the Group.

The shares in Cookson Group plc held by the ESOP (see note 12(i)) have been properly excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held.

Note 9. Earnings per share – (continued)

Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in the weighted average number of ordinary shares of 1m (2000: 4m; 1999: 3m).

Basic earnings per share excluding all exceptional items and associated tax credits were (4.7)p (2000: 15.1p; 1999: 13.6p).

Basic earnings per share for discontinued operations were 0.1p (2000: 0.9p; 1999: 2.4p).

Note 10. Goodwill

	Cost	Amortisation	Net goodwill
	£m	£m	£m
At 1 January 2001	759.9	(51.9)	708.0
Exchange adjustments	9.7	(0.6)	9.1
Amortisation charge for the year	—	(38.6)	(38.6)
Acquisitions	1.8	—	1.8
Divestments	(16.6)	1.2	(15.4)
At 31 December 2001	**754.8**	**(89.9)**	**664.9**

Goodwill arising after 1997 is capitalised and amortised over its estimated life of 20 years. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £433.6m (2000: £481.4m).

Note 11. Tangible fixed assets

	Freehold properties	Leasehold properties	Plant and machinery	Construction in progress	Total
	£m	£m	£m	£m	£m
Cost					
At 1 January 2001	192.8	36.4	629.1	59.9	918.2
Exchange adjustments	4.6	(0.1)	3.9	1.2	9.6
Reclassifications	8.6	0.3	12.7	(21.6)	—
Additions	17.7	6.8	32.3	11.6	68.4
Disposals	(28.3)	(4.3)	(1.1)	—	(33.7)
Divestments	(7.6)	(0.9)	(46.0)	(0.6)	(55.1)
At 31 December 2001	**187.8**	**38.2**	**630.9**	**50.5**	**907.4**
Depreciation					
At 1 January 2001	51.5	10.7	330.0	—	392.2
Exchange adjustments	2.7	(0.1)	1.4	—	4.0
Reclassifications	2.3	(1.0)	(1.3)	—	—
Charge for the year	6.2	1.8	54.7	—	62.7
Disposals	(12.2)	(4.3)	(1.1)	—	(17.6)
Divestments	(1.2)	(0.3)	(19.6)	—	(21.1)
At 31 December 2001	**49.3**	**6.8**	**364.1**	**—**	**420.2**
Net book value					
At 31 December 2001	**138.5**	**31.4**	**266.8**	**50.5**	**487.2**
At 31 December 2000	141.3	25.7	299.1	59.9	526.0

No depreciation is provided on freehold land, which represents £25.1m (2000: £39.4m) of the total cost of freehold properties. Depreciation on other tangible fixed assets is charged against profit so as to write-off the original cost of the assets, less estimated residual values, in equal instalments over their remaining operating lives. Operating lives of assets used by Group companies are: for freehold properties, between ten and fifty years; for leasehold properties, the term of the lease; and for plant and machinery between one and fifteen years. Included in plant and machinery are the following operating lives: for motor vehicles, between one and five

Note 11. Tangible fixed assets – (continued)

years; for information technology equipment, between one and five years; and for other plant and machinery, between five and fifteen years.

The net book value of the Group's tangible fixed assets held under finance leases is not material.

Note 12. Fixed asset investments

	2001 £m	2000 £m
Investments in joint ventures	33.5	42.0
Own shares held for Employee Share Ownership Plan	5.8	8.7
Other investments	40.5	42.3
Other fixed asset investments	46.3	51.0
Total fixed asset investments	**79.8**	**93.0**

Other fixed asset investments include an investment of £29.7m (2000: £30.8m) made by the Group in a revenue-sharing arrangement with Electric Lightwave, Inc. related to a fibre optic cable network between Portland and Los Angeles in the United States.

(i) Own shares held for Employee Share Ownership Plan

	Number of shares m	Cost £m
At 1 January 2001	4.5	8.7
Provision	—	(2.9)
At 31 December 2001	**4.5**	**5.8**

The shares included in the table above are ordinary shares of the Company and are held by Cookson Investments (Jersey) Limited as Trustee of the Cookson Group Employee Share Ownership Plan. The purchase of these shares was financed by Cookson Group plc out of borrowings included in the Group balance sheet as at 31 December 2001. The market value of these shares at 31 December 2001 was £4.3m (2000: £7.9m). A provision of £2.9m has been made against the carrying value of these shares, resulting in them being valued at their average market price during 2001. Dividends receivable of £0.2m have been waived by the Trustee.

(ii) Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc and the countries in which they are incorporated are as follows:

*Cookson America, Inc., United States
Cookson Australia Pty Ltd, Australia
Cookson Ceramics Ltd, England and Wales
Cookson (Europe) SA, Switzerland
*Cookson Fukuda Ltd, England and Wales (50%)
*Cookson Investments, Inc., United States
*Cookson Investments Ltd, England and Wales
Cookson Overseas Ltd, England and Wales
*Ebara-Udylite Co. Ltd, Japan (45%)
*Electroplating Engineers of Japan Ltd, Japan (50%)
*Polyclad Laminates, Inc., United States
*Speedline Technologies, Inc., United States
*Stern/Leach Company, United States
*Stern Metals, Inc
*Vesuvius Crucible Company, United States
*Vesuvius United States Corporation, United States
Wilkes Lucas Ltd, England and Wales

Where marked with an asterisk(*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2001. All of the above are wholly-owned, unless otherwise stated. A full list of Group companies was included in the Company's Annual Return to the Registrar of Companies in England and Wales.

Note 13. Stocks

	2001 £m	2000 £m
Raw materials	**109.4**	148.4
Work in progress	**39.6**	52.2
Finished goods	**81.7**	134.5
Total stocks	**230.7**	335.1

In addition to the stocks recorded in the balance sheet, the Group held precious metals on consignment terms with a total value at 31 December 2001 of £232.9m (2000: £287.6m). The Group also held precious metals on behalf of customers for processing, the total value of which at 31 December 2001 was £22.6m (2000: £24.2m). At 31 December 2001 metal held under consignment comprised: 1,012,674 ounces of gold, 7,900,752 ounces of silver, 22,213 ounces of platinum and 25,863 ounces of palladium.

The Group's precious metal fabrication operations utilise significant amounts of precious metals, primarily gold by value. These metals are held on consignment under arrangements the terms of which provide, *inter alia*, that the consignor retains title to the metal and both parties have a right of return over the metal without penalty. The metal which the Group fabricates for its customers may be purchased by the Group from the consignor and sold concurrently to the customer, thereby eliminating the Group's exposure to the risk of market fluctuations in metal prices. Alternatively, the metal may be consigned or sold directly from the consignor to the Group's customers, the Group charging customers only for the fabrication process, which also eliminates the Group's exposure to the risk of market fluctuations in metal prices. As the consignors retain title and associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group balance sheet. Consignment fees are charged by the consignor and totalled £8.0m in 2001 (2000: £6.8m).

Note 14. Debtors

	2001 £m	2000 £m
Amounts falling due within one year:		
Gross trade debtors	**331.2**	469.6
Less: non-returnable proceeds	**(15.8)**	(22.1)
Net trade debtors	**315.4**	447.5
Amounts owed by joint ventures	**1.2**	2.3
Prepayments	**25.1**	23.3
Deferred taxes (note 20)	**21.0**	24.7
Corporate taxes recoverable	**1.9**	3.9
Other debtors	**15.2**	38.8
	379.8	540.5
Amounts falling due after more than one year:		
Deferred taxes (note 20)	**23.1**	—
Other debtors	**30.3**	13.4
	53.4	13.4
Total debtors	**433.2**	553.9

Under US GAAP, the amounts due after more than one year would be shown as non-current. At 31 December 2001 the provision for doubtful or uncollectable debt was £46.2m (2000: £49.0m).

The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over this pool which, at 31 December 2001, comprised £31.4m (2000: £75.3m) of trade debtors of which the cash received to date is £15.8m (2000: £22.1m).

Note 14. Debtors – (continued)

The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest, and that repayment will not be required from the Group in any other way.

Note 15. *Convertible bonds*

In 1994, the Group issued £80.0m 7% convertible bonds. Interest on the bonds is payable semi-annually on 2 November and 2 May. Redemption of the bonds will take place on 2 November 2004, unless the bonds have previously been purchased, redeemed or converted. Redemption may now take place at any time at par at the option of the Group. All bonds purchased by any Group company must be cancelled. Holders of the bonds may convert them into ordinary shares of the Group at a price of 288p, as adjusted for the rights issue made in March 1995, representing a premium at the date of issue of 17.55%, at any time prior to 26 October 2004.

Note 16. Borrowings

	2001 £m	2000 £m
Amounts falling due within one year:		
Loans	**14.4**	22.7
Bank overdrafts	**2.6**	28.5
	17.0	51.2
Amounts falling due after more than one year:		
Loans	**676.2**	702.9
Total borrowings	**693.2**	754.1

Analyses of Group loans and bank overdrafts

	2001 £m	2000 £m
Loans and overdrafts repayable within five years:		
Secured	**285.7**	6.6
Unsecured — senior loan notes	**17.1**	—
Unsecured — other	**15.7**	377.2
Loans repayable after five years:		
Secured	**0.1**	0.2
Unsecured — senior loan notes	**373.3**	363.7
Unsecured — other	**1.3**	6.4
Total	**693.2**	754.1

	2001 £m	2000 £m
On demand, or in one year or less	**17.0**	51.2
Between one and two years	**1.2**	186.1
Between two and five years	**300.4**	146.5
In five years or more	**374.6**	370.3
Total	**693.2**	754.1

The Group had committed facilities of £921.6m at 31 December 2001 including bank facilities of £450.0m (2000: £720.6m). Of these bank facilities, £50.0m expire in April 2003, £100.0m in September 2003 and £300.0m in September 2004. Drawings under these facilities at 31 December 2001 were £291.1m (2000: £313.9m). Other Group facilities include the convertible bonds of £80.0m and £391.6m (US$ 570m), including £1.2m of capitalised financing costs, of senior loan notes. The senior loan notes, which are held by US investors, are due between May 2005 and May 2012.

Note 16. Borrowings – (continued)

On 21 December 2001, the Group entered into a new £450m multicurrency credit agreement to replace existing bank facilities of £504.9m, of which £265m were due for repayment in 2002. The new facility has a final maturity date of September 2004 and is partially secured by fixed and floating charges over certain assets of some of the Group's subsidiaries.

Costs of £9.5m incurred in respect of the above credit agreement, of which £1.5m were paid in the year, have been capitalised and treated as a reduction in borrowings in the accounts. These costs will be amortised over the life of the credit agreement. Total capitalised costs, including those incurred in respect of the senior loan notes, were £10.7m as at 31 December 2001.

The Board has reviewed its near term dividend policy in conjunction with the finalisation of the new facility and, as a consequence, it has been agreed that no cash dividend will be paid in 2002, or until other certain financial targets have been achieved. This policy will be kept under review.

Note 17. Financial risk management

In this note, short term debtors and creditors that meet the definition of a financial asset or liability under FRS 13 have been excluded from all numerical disclosures except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing rates translated at year end exchange rates.

	At 31 December 2001		At 31 December 2000	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations:				
Convertible bonds	**80.0**	**73.3**	80.0	79.2
Short term borrowings and current portion of long term borrowings	**17.0**	**17.0**	51.2	51.2
Long term portion of long term borrowings	**676.2**	**705.9**	702.9	723.8
Cash	**(23.6)**	**(23.6)**	(40.1)	(40.1)
Total net financial instruments	**749.6**	**772.6**	794.0	814.1

Note 17. Financial risk management – (continued)

(ii) Interest rate exposure of financial assets and liabilities

The interest rate profile of the Group's financial assets and liabilities, after taking into account the effect of interest rate and currency swaps, is set out in the tables below:

	Financial assets (cash)	Financial liabilities (gross borrowings)			
	Floating rate	Fixed rate	Floating rate	Total	Net financial (assets)/ liabilities
	£m	£m	£m	£m	£m
Sterling	(0.5)	80.0	73.3	153.3	152.8
United States dollar	(8.7)	345.2	—	345.2	336.5
Euro	(3.4)	171.3	(41.4)	129.9	126.5
Singapore dollar	(3.9)	74.4	15.4	89.8	85.9
Japanese yen	(0.7)	47.2	10.5	57.7	57.0
Other	(6.4)	—	(2.7)	(2.7)	(9.1)
At 31 December 2001	**(23.6)**	**718.1**	**55.1**	**773.2**	**749.6**
Sterling	(1.5)	80.0	52.3	132.3	130.8
United States dollar	(2.9)	113.8	269.2	383.0	380.1
Euro	(13.1)	176.0	(30.7)	145.3	132.2
Singapore dollar	(1.2)	77.2	19.3	96.5	95.3
Japanese yen	(1.2)	64.5	—	64.5	63.3
Other	(20.2)	—	12.5	12.5	(7.7)
At 31 December 2000	(40.1)	511.5	322.6	834.1	794.0

The floating rate cash balances bear interest at the interbank offered rate of the appropriate currency less a margin.

The interest rate profile of fixed rate financial liabilities is analysed below:

	2001			2000		
	Total fixed rate financial liabilities	Weighted average interest rate of fixed rate liabilities	Weighted average period for which rate is fixed	Total fixed rate financial liabilities	Weighted average interest rate of fixed rate liabilities	Weighted average period for which rate is fixed
	£m	%	years	£m	%	years
Sterling	**80.0**	**7.0**	**2.8**	80.0	7.0	3.8
United States dollar	**345.2**	**5.9**	**7.9**	113.8	6.9	7.3
Euro	**171.3**	**6.5**	**0.3**	176.0	5.2	1.3
Singapore dollar	**74.4**	**5.7**	**1.3**	77.2	4.4	2.3
Japanese yen	**47.2**	**2.6**	**1.3**	64.5	1.2	2.0
Weighted average	**718.1**	**5.9**	**4.6**	511.5	5.2	3.3

The floating rate borrowings bear interest at the interbank offered rate of the appropriate currency plus a margin.

Note 17. Financial risk management – (continued)

(iii) Currency exposure of financial assets and liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and which therefore give rise to exchange gains and losses in the profit and loss account.

Functional Currency:	US Dollar £m	Sterling £m	Euro £m	Other £m	Total £m
United States dollar	**—**	**0.2**	**(0.3)**	**4.9**	**4.8**
Sterling	**11.1**	**—**	**33.0**	**0.6**	**44.7**
Euro	**(2.4)**	**(0.2)**	**—**	**0.1**	**(2.5)**
Other	**4.8**	**(0.8)**	**(2.1)**	**0.2**	**2.1**
At 31 December 2001	**13.5**	**(0.8)**	**30.6**	**5.8**	**49.1**
United States dollar	—	0.1	(0.1)	6.7	6.7
Sterling	8.2	—	19.9	0.8	28.9
Euro	0.1	(0.4)	—	(1.3)	(1.6)
Other	(4.5)	0.1	(2.2)	(0.4)	(7.0)
At 31 December 2000	3.8	(0.2)	17.6	5.8	27.0

(iv) Close-out of interest rate swaps

As part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, US$400m of interest rate swaps were closed out during the period. This generated £28.2m in cash proceeds, of which £5.4m was recognised as a reduction of interest payable in the profit and loss account for the period. The remaining £22.8m will be recognised over the term of the senior loan notes hedged by the swaps. It is expected that £4.2m of income will be recognised in 2002.

(v) Unrecognised gains and losses on interest rate hedges

Total unrecognised gains at the end of the year were £36.3m (2000: £20.0m). This includes £22.8m of deferred income referred to in note (iv) above. Changes in the fair values of instruments used as hedges are not recognised in the Group accounts until the hedged position matures.

(vi) Maturity of financial liabilities

	2001 £m	2000 £m
On demand, or in one year or less	**17.0**	51.2
Between one and two years	**1.2**	186.1
Between two and five years	**380.4**	226.5
In five years or more	**374.6**	370.3
At 31 December	**773.2**	834.1

(vii) Borrowing facilities

Of the total borrowing facilities available to the Group, the undrawn committed facilities available at 31 December 2001 were as follows:

	2001 £m	2000 £m
Expiring in less than one year	**—**	220.0
Expiring in more than one year but not more than two years	**150.0**	74.8
Expiring in more than two years but not more than five years	**8.9**	111.9
At 31 December	**158.9**	406.7

Note 18. Other creditors

	2001 £m	2000 £m
Amounts falling due within one year:		
Trade creditors	**156.6**	236.6
Amounts owed to joint ventures	**—**	0.4
Other taxation and social security	**25.6**	21.8
Accruals and other creditors	**186.3**	233.2
Corporate taxes	**45.7**	53.7
Dividends	**—**	40.0
Earnouts	**2.4**	4.7
	416.6	590.4
Amounts falling due after more than one year:		
Deferred purchase consideration	**27.5**	19.6
Earnouts	**5.1**	—
Other creditors	**59.0**	71.7
Total other creditors	**508.2**	681.7

Creditor payment policy

Each operating company in the Group is responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is Group policy that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions.

Note 19. Provisions for liabilities and charges

	Disposal and closure costs £m	Post-employment benefits other than pensions £m	Premier and Enthone integration costs £m	Other Group rationalisation costs £m	Other £m	Total £m
At 1 January 2000	39.8	19.6	10.8	15.6	18.1	103.9
Reclassifications	(7.6)	7.6	—	(8.2)	8.2	—
Exchange adjustments	2.5	1.3	0.3	0.2	1.0	5.3
Acquisitions	—	1.4	—	1.9	—	3.3
Disposals	6.5	—	—	—	—	6.5
Expenditure during the year	(7.4)	(1.0)	(20.9)	(7.9)	(2.9)	(40.1)
Transfers	(15.6)	0.7	0.8	(1.6)	(8.3)	(24.0)
Charged to profit and loss account	—	0.9	38.4	—	0.3	39.6
At 1 January 2001	18.2	30.5	29.4	—	16.4	94.5
Reclassifications	—	(1.4)	(0.3)	4.3	(2.6)	—
Exchange adjustments	0.4	0.6	0.6	(0.1)	0.1	1.6
Disposals	5.5	—	—	—	—	5.5
Expenditure during the year	(5.4)	(1.1)	(15.9)	(16.3)	(0.8)	(39.5)
Asset write-offs	—	—	(3.0)	(11.0)	(0.1)	(14.1)
Transfers	0.2	1.4	—	0.7	0.7	3.0
(Credit)/charge to profit and loss account	(5.8)	0.8	—	31.2	0.2	26.4
At 31 December 2001	**13.1**	**30.8**	**10.8**	**8.8**	**13.9**	**77.4**

The provisions for disposal and closure costs include current best estimates of the costs to be incurred both in the fulfilment of obligations undertaken in connection with business disposals and those involved in the

Note 19. Provisions for liabilities and charges – (continued)

demolition and clean-up of closed sites. The majority of the amounts provided for such events is expected to be utilised over the next three years and the underlying estimates of costs are regularly updated to reflect changed circumstances with regard to individual transactions or projects.

The cost of providing post-employment benefits, notably healthcare, are unfunded with the charge to the profit and loss account being based on independent actuarial valuations, using the projected unit method, calculated so as to spread the costs of providing these benefits over the average remaining service life of the active beneficiaries.

Further information on Group rationalisation and Premier and Enthone integration costs is given in note 2. The provisions are expected to be utilised mainly in 2002.

The amount shown in respect of "Other" provisions comprises a large number of individual items, none of which are material in a Group context.

Note 20. Deferred tax

Deferred tax assets of £44.1m have been recognised as at 31 December 2001, to the extent that they are expected to crystallise, within debtors on the Group balance sheet. The amounts recognised and the full potential assets/(liabilities) for deferred tax are as follows:

	Amount recognised		Full potential	
	2001	2000	2001	2000
	£m	£m	£m	£m
Excess of capital allowances over depreciation	**—**	—	**(27.2)**	(16.1)
Other timing differences	**31.4**	17.7	**140.5**	75.7
Losses available for relief	**12.7**	7.0	**80.7**	25.1
Total net deferred tax asset	**44.1**	24.7	**194.0**	84.7

No provision is made for any taxation liability that may arise in the event that any of the reserves of non-UK Group subsidiary companies are distributed.

The Group will be adopting FRS 19, "Deferred Tax" for the year ended 31 December 2002. Had FRS 19 been adopted at 31 December 2001, management estimates at that time were such that an additional net deferred tax asset in respect of trading losses and other short term timing differences of some £50m would have been recognised. As a consequence, the Group's shareholders' funds would have increased by the same amount.

No taxes have been provided for unremitted earnings of overseas subsidiaries and joint ventures because such amounts are considered permanently reinvested, that is, there is no intention to remit those earnings to the UK in the foreseeable future. Owing to tax reliefs available, predominantly from foreign tax credits, the remittance of these amounts would not lead to a material increase in the tax liability of the Group.

Note 20. Deferred tax – (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities recognised in the UK GAAP consolidated balance sheet at 31 December 2001 and 2000 are presented below:

	2001 £m	2000 £m
Deferred tax assets:		
Provisions and accrued expenses	140.5	75.7
Operating loss carry forwards	57.3	25.1
Capital loss carry forwards	23.4	—
Total gross deferred tax assets	221.2	100.8
Less: deferred tax assets not recognised under UK GAAP	(177.1)	(76.1)
Net deferred tax asset under UK GAAP	44.1	24.7
Deferred tax liabilities:		
Excess of capital allowances over depreciation	27.2	16.1
Less: deferred tax liabilities not recognised under UK GAAP	(27.2)	(16.1)
Net deferred tax liability under UK GAAP	—	—

Note 21. Pension costs

The Group operates a number of pension plans around the world. Pension costs are charged to the profit and loss account in accordance with SSAP 24 and the pension obligations are therefore recognised over the period of active members' service. The principal defined benefit pension plans operated by the Group are the plans in the United Kingdom and the United States, the assets of which are held in trustee administered funds. The majority of plans elsewhere in the Group are defined contribution plans, funding payments in respect of which are charged against profit as they fall due.

Independent valuations of the Group's principal plans are carried out, for SSAP 24 purposes, by qualified actuaries every three years for the United Kingdom and annually for the United States. The actuarial assumptions and methods used in these valuations are compatible and are selected so as to lead to the actuaries' best estimate of the cost to the Group of providing the pension benefits promised under each plan. The latest such valuations were as at 31 December 2000 for the United Kingdom and for the United States, which showed the market values of the assets to be £218.1m and £83.8m, respectively. The actuarial value of the assets at those dates represented 110% of accrued benefits (using the projected unit method of valuation) in the United Kingdom and 90% in the United States. The resulting actuarial surplus and the balance sheet accrual is being amortised over the average remaining service life of the active pension plan members. The Group balance sheet for 2001 includes a net accrual of £5.9m (2000: £15.1m), representing the accumulated total amounts expensed by the Group in excess of the amounts funded.

Under the funding policy adopted for the Group's United Kingdom plans, payment levels are established based upon triennial valuations carried out by independent qualified actuaries and using actuarial assumptions which are more stringent than those necessary to satisfy SSAP 24 requirements. The contributions to the United Kingdom plan are currently at a level which is aimed at maintaining the ongoing funding level of the plan above 100% and to exceed the Minimum Funding Requirement contained in the Pensions Act 1995. In the United States, annual valuations are carried out by independent qualified actuaries and contributions are paid in accordance with US funding regulations. The principal actuarial assumptions used in arriving at these valuations were:

	United Kingdom		United States	
	Funding basis %	SSAP 24 basis %	Funding basis %	SSAP 24 basis %
Average annual investment returns	6.1*	6.1	8.0	7.5
Increase in pensionable remuneration	4.0	4.0	6.0	4.5
Excess of investment returns over remuneration growth	2.1	2.1	2.0	3.0
Increase in pensions in payment	2.5	2.5	—	—

* 5.1% for past service post-retirement benefits.

Note 21. Pension costs – (continued)

Costs charged through the Group's profit and loss account in respect of pensions are as follows:

	2001	2000	1999
	£m	£m	£m
Regular cost for UK and US defined benefit schemes	**9.2**	6.9	6.0
Actuarial variation and interest (credit)/charge for UK and US defined benefit schemes	**(1.3)**	1.9	1.6
Total costs relating to UK and US defined benefit schemes	**7.9**	8.8	7.6
Costs of other schemes	**11.0**	11.3	8.8
Total pension costs	**18.9**	20.1	16.4

FRS 17 "Retirement Benefits"

The Group will be adopting FRS 17 for the year ending 31 December 2003. The additional disclosures required by FRS 17 during the transitional period prior to its full implementation are shown below. They are based on the most recent actuarial valuations of the Group's principal defined benefit schemes, updated by independent qualified actuaries, as required by FRS 17, in order to assess the liabilities of the schemes at 31 December 2001. Scheme assets are stated at their market values at 31 December 2001.

The financial assumptions used to calculate liabilities under FRS 17 for each of the Group's UK and US schemes are:

	UK scheme	US scheme
	%	%
Discount rate	6.0	7.5
Inflation rate	2.5	3.0
Rate of pension increases (UK); flat dollar benefit increases (US)	2.3	4.0
Rate of salary increases	4.0	4.5

The assets of the schemes, together with their expected rates of return and the resulting estimated accounting deficits arising under FRS 17 methodology were:

	Long term rate of return expected at 31 December 2001		Scheme valuations as at 31 December 2001		
	UK	US	UK scheme	US Scheme	Total
	%	%	£m	£m	£m
Equities	8.5	9.0	136.6	49.1	185.7
Bonds	5.0	7.0	54.0	29.7	83.7
Market value of assets			190.6	78.8	269.4
Present value of scheme liabilities			(202.4)	(102.1)	(304.5)
Valuation deficit			(11.8)	(23.3)	(35.1)
Write-back of net pension accrual in Group balance sheet					5.9
Deferred tax					8.3
Net valuation deficit per FRS 17					(20.9)

If the above amounts had been recognised in the 2001 financial statements, the Group's net assets and profit and loss reserve at 31 December 2001 would have been reduced by £20.9m.

Note 22. Statement of Cash Flows

(i) Basis of preparation

In its financial statements the Company adopts UK Financial Reporting Standard No. 1 (Revised), "Cash Flow Statements" (FRS 1(Revised)). Its objective and principles are similar to those set out in the US Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS No. 95). The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) dividends paid; and (g) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating; (b) investing; and (c) financing.

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS No. 95; the payment of dividends would be included as a financing activity under SFAS No. 95. Closure costs paid, included as acquisitions and disposals under FRS 1 (Revised), would be included as operating activities under SFAS No. 95. Cash flows relating to capital expenditure and financial investment, acquisitions and disposals and the management of liquid resources under FRS 1 (Revised) are dealt with under a single heading under SFAS No. 95 which is Investing Activities.

In the Statement of Group Cash Flows and related notes, "cash" includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

(ii) Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit of Group subsidiaries before exceptional items, but after goodwill amortisation	**17.1**	209.0	155.2
Depreciation	**62.7**	62.4	53.2
Goodwill amortisation	**38.6**	35.9	12.9
Decrease/(increase) in stocks	**94.9**	(37.6)	(5.2)
Decrease/(increase) in debtors	**124.7**	1.0	(46.7)
(Decrease)/increase in creditors	**(150.1)**	34.9	25.7
Net decrease/(increase) in working capital	**69.5**	(1.7)	(26.2)
Decrease in provisions	**(1.3)**	(2.3)	(3.1)
Cash payments in respect of exceptional rationalisation costs	**(32.2)**	(26.7)	(21.1)
Net cash inflow from operating activities	**154.4**	276.6	170.9

(iii) Acquisitions and disposals of subsidiaries and joint ventures

Total consideration, on a debt-free basis, of £19.5m (2000: £426.9m), was paid in 2001 for current and prior years' acquisitions of subsidiaries and joint ventures.

	Total £m	Cash flow effect £m
Book value of net assets acquired	—	
Purchase consideration and costs:		
Paid in cash	**3.2**	**3.2**
Payable	**6.5**	
Goodwill arising on current year acquisitions	**9.7**	
Changes to goodwill relating to fair value adjustments for prior year acquisitions	**(8.5)**	
Adjustments to consideration paid relating to prior year acquisitions	**0.6**	**0.6**
Net goodwill arising on current year and prior year acquisitions	**1.8**	
Other fixed asset investment costs		**0.8**
Earnouts and other costs relating to prior year acquisitions paid in year		**14.9**
Total amounts paid in respect of acquisitions		**19.5**

Note 22. Statement of Cash Flows – (continued)

(iii) Acquisitions and disposals of subsidiaries and joint ventures – (continued)

The contribution from acquisitions to turnover, profits and cash flows in 2001 was not material.

Fair value adjustments

The fair value of the net assets acquired during the year was not material.

Purchase of subsidiaries and joint ventures in 2000 and 1999

	2000 £m	1999 £m
Fair value of net assets acquired		
Tangible fixed assets	40.8	89.3
Joint ventures and other investments	0.1	42.6
Cash at bank	—	8.6
Bank overdrafts	—	(4.7)
Net current assets	44.0	—
Long term creditors and provisions	(2.3)	51.4
Minority interests acquired	—	1.2
	82.6	188.4
Goodwill	77.9	519.6
Other fixed asset investments	3.9	16.3
Total value of assets acquired	164.4	724.3
Funded by:		
Cash paid	136.8	382.7
Issue of ordinary shares	—	59.4
Deferred consideration	27.6	282.2
Total funds used in acquisition	164.4	724.3
Net outflow of cash in respect of purchase of subsidiary and joint ventures:		
Cash consideration	135.6	382.7
Prior years' deferred consideration paid	291.3	15.2
Net cash at bank acquired	—	(3.9)
Net cash outflow	426.9	394.0

The contribution to cash flows in 2000 from all acquired businesses was £2.1m (1999: £7.5m).

Disposals

During the year, the total amounts received by the Group in respect of disposals of subsidiaries and joint ventures was £60.1m (2000: £99.0m).

	Plastic Mouldings £m	Other £m	Total £m	Cash flow effect £m
Book value of net assets disposed:				
Goodwill	—	(15.4)	**(15.4)**	
Tangible fixed assets	(29.6)	(4.4)	**(34.0)**	
Net current assets	(24.5)	(10.0)	**(34.5)**	
Net assets disposed	(54.1)	(29.8)	**(83.9)**	
Goodwill written-back from reserves	(47.8)	—	**(47.8)**	
Disposal proceeds, net of costs paid	35.4	24.7	**60.1**	**60.1**
Disposal proceeds receivable	2.1	—	**2.1**	
Provision for disposal costs	(5.5)	—	**(5.5)**	
Release of prior years' provisions	—	15.6	**15.6**	
(Loss)/gain on disposal	**(69.9)**	**10.5**	**(59.4)**	
Total amounts received in respect of disposals				**60.1**

Note 22. Statement of Cash Flows – (continued)

	Plastic Mouldings	Other	Total
	£m	£m	£m
Contribution, during the year, from businesses disposed to:			
Turnover	81.2	5.9	**87.1**
Operating profit/(loss) before goodwill amortisation and exceptional items	3.7	(1.1)	**2.6**
Operating cash inflow/(outflow)	4.8	(1.2)	**3.6**

Further details of the Group's disposals of subsidiaries and joint ventures in 2000 and 1999 are given in note (iv) below.

(iv) Significant acquisitions, disposals and discontinued operations

2001

During 2001, the Group disposed of its Plastic Mouldings businesses in four separate transactions for a total consideration of £38m. For the year ended 31 December 2001, the Plastic Mouldings businesses had aggregate turnover of £81m and contributed operating profits of £4m.

In March 2001, the Group disposed of its Magnesia Chemicals business for £21m. For the year ended 31 December 2001, the Magnesia Chemicals business had turnover of £24m and contributed operating profit of £3m.

Including the transactions noted above, during 2001 the Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt-free basis, of £20m, including £15m in respect of prior year acquisitions and £1m for other fixed asset investments. The Group sold interests in subsidiary and joint ventures for a consideration of £60m.

During 2001, the Group spent some £68.4m to acquire fixed assets. The largest items included investment in Enterprise Resource Planning (ERP) projects within the Electronics and Ceramics divisions.

2000

In February 2000, the Group disposed of Poly-Flex Circuits Inc. ("Polyflex") for £11m. During 2000, Polyflex had sales of £2m and incurred an operating loss of £1m.

In May 2000, the Group disposed of the businesses of FOCAS and NEPTCO, constituting its Telecommunication Products sector, for a total consideration of £87m. During 2000, the sector had sales of £45m and contributed £6m to operating profits.

In August 2000, the Group completed the acquisition of the laminates division of ACHEM Technology Corporation ("Achem") for a cash consideration of £62m and deferred consideration of £27m on a debt-free basis. Sales and profit before tax for the period from 1 January 2000 to 31 August 2000 were £36m and £nil respectively. Sales and operating loss for the last full financial year before acquisition, ended 31 December 1999, were £50m and £1m, respectively.

In the second half of 2000, the Group acquired Excell Manufacturing, Inc. ("Excell") and the jewellery products business of Engelhard-CLAL ("E-CLAL") for a total consideration of £44m. Sales and operating profit for the last full financial year before acquisition, ended 31 December 1999, were £122m and £6m, respectively.

Including the transactions noted above, during 2000 the Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt free basis, of £427m, including £290m in respect of prior year acquisitions and £4m for other fixed asset investments. The Group sold interests in subsidiary and joint ventures for a consideration of £99m.

During 2000, the Group spent some £91.8m to acquire fixed assets. The largest items included investment in ERP projects within the Electronics and Ceramics divisions.

Note 22. Statement of Cash Flows – (continued)

1999

In February 1999, the Group disposed of Cookson Fibers, Inc. ("Cookson Fibers") for a cash consideration of £92m. Cookson Fibers achieved sales of £87m and operating profit of £10m in 1998.

The sale of the Group's 45 per cent. interest in Zimco Industries Pty ("Zimco"), a South African based industrial group, was completed in March 1999 for a cash consideration of £3m.

In July 1999, the Group disposed of TAM Ceramics, Inc. ("TAM"), for £49m.

In August 1999, the Group broadened its refractories product line by acquiring Premier Refractories International, Inc. ("Premier Refractories") from the Alpine Group, Inc. for approximately £198m in cash with the balance of £59m settled by the issuance of Cookson ordinary shares to the vendor (£257m in total). For the twelve months ended April 1998, under US GAAP, the business had sales of £245m and operating profit of £15m, before goodwill amortisation and exceptional items.

Plaskon Electronic Materials ("Plaskon"), a manufacturer of patented polymer compounds used to encapsulate electronic devices such as semiconductors, was acquired for £75m in cash in September 1999.

In November 1999, the Group acquired the PCB materials business of the Dexter Corporation for £21m in cash. For the year ended 30 September 1999, the business had sales of £24m.

In December 1999, the Group acquired the Enthone—OMI group of companies ("Enthone") from Asarco, Inc., a subsidiary of Grupo México S.A. de C.V., for a total consideration of £315m payable by £31m on acquisition and £284m on closing in January 2000. Enthone manufactures speciality chemicals for the electronics, surface metal finishing and jewellery industries. For the year ended 30 September 1999, Enthone generated sales of £249m and operating profit of £25m, before exceptional items.

Including the transactions noted above, during 1999 the Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt-free basis, of £736m, including £15m in respect of prior year aquisitions, and sold its interests in subsidiary and joint ventures for a consideration of £158m.

During 1999, the Group spent some £80m gross on capital expenditure. The largest items included investments in ERP projects within the Electronics and Ceramics divisions.

Summary of discontinued operations

Discontinued operations include all businesses disposed before 26 February 2002 and include:

Company	Date of Sale
Recreational Products *	December 2001
Materials Handling *	October 2001
EPC, Inc. *	August 2001
Magnesia Chemicals	March 2001
Telecommunications Products	May 2000
Poly-Flex Circuits Inc.	February 2000
Entek Industries, LLC	December 1999
TAM Ceramics, Inc.	July 1999
Zimco Industries Pty	March 1999
Cookson Fibers, Inc.	February 1999

* Divisions of Cookson Plastic Mouldings

Note 23. Share capital

(a) Equity called up share capital

	2001	2000
	£m	£m
Authorised: 1,100m ordinary shares of 50p each (2000: 1,100m)	**550.0**	550.0
Issued and fully paid: 727.6m ordinary shares of 50p each (2000: 725.9m)	**363.8**	363.0

Movements in the issued share capital of the Company during the year were as follows:

	Number of shares (m)	£m
In issue at 1 January 2001	725.9	363.0
Issue of new shares	1.7	0.8
In issue at 31 December 2001	**727.6**	**363.8**

Options exercisable over ordinary shares capable of being satisfied through new allotments of shares at 31 December 2001 were as follows:

Type of scheme	Years of grant	Option prices (p)	Latest years of exercise	Number of options outstanding (m)
Executive option schemes	1992-2001	131.5-305.0	2002-2011	24.1
Savings related option schemes	1996-2001	56.0-207.0	2002-2007	7.4
US Stock Purchase Plan	1999-2001	50.0-158.1	2002-2003	4.1

(b) Share premium account

At 31 December 2001 the share premium account amounted to £377.0m (2000: £376.1m). The only movement on this account during the year related to the issue of ordinary shares.

Note 24. Minority interests

Group

	2001	2000
	£m	£m
At 1 January	**6.7**	4.9
Exchange adjustments	**0.2**	0.1
Minority shareholders' share of current year Group profit	**1.5**	2.0
Dividends paid/other	**(0.5)**	(0.3)
Disposal of minority interest in Group subsidiaries	**2.1**	—
At 31 December	**10.0**	6.7

Minority interests in the Group balance sheet represent the interests of outside shareholders in the equity share capital and reserves of Group subsidiaries.

Note 25. Analysis of net debt

	Cash in hand	Overdrafts	Convertible Bonds	Other loans and finance leases < 1 year	Other loans and finance leases > 1 year	Total
	£m	£m	£m	£m	£m	£m
Balance outstanding at 1 January 1999	96.8	(15.0)	(77.3)	(8.0)	(215.2)	(218.7)
Exchange adjustments	(0.7)	(0.1)	1.3	(0.1)	(2.1)	(1.7)
Issue costs amortised	—	—	(0.5)	—	—	(0.5)
ESOP deferred option premium and acquired debt	3.9	—	—	—	—	3.9
Cash flow on cash balances	(49.9)	5.0	—	—	—	(44.9)
Cash flow on debt	—	—	(3.5)	(27.3)	(168.7)	(199.5)
Balance outstanding at 1 January 2000	50.1	(10.1)	(80.0)	(35.4)	(386.0)	(461.4)
Exchange adjustments	3.6	(0.7)	—	(3.0)	(34.0)	(34.1)
Issue costs amortised	—	—	—	—	(1.2)	(1.2)
Cash flow on cash balances	(13.6)	(17.7)	—	—	—	(31.3)
Cash flow on debt	—	—	—	15.7	(281.7)	(266.0)
Balance outstanding at 1 January 2001	40.1	(28.5)	(80.0)	(22.7)	(702.9)	(794.0)
Exchange adjustments	(2.8)	2.0	—	—	0.1	(0.7)
Refinancing and issue costs amortised	—	—	—	2.6	4.6	7.2
Cash flow on cash balances	(13.7)	23.9	—	—	—	10.2
Cash flow on debt	—	—	—	5.7	22.0	27.7
Balance outstanding at 31 December 2001	**23.6**	**(2.6)**	**(80.0)**	**(14.4)**	**(676.2)**	**(749.6)**

Note 26. **Commitments for capital expenditure**

Commitments for capital expenditure which have been contracted for, but which are not provided for in the Group accounts, amount to £2.7m (2000: £4.4m).

Note 27. **Contingencies**

Guarantees of obligations of subsidiaries and joint ventures in total for the Group at the end of 2001 amounted to £1.8m (2000: £1.4m).

Cookson has extensive international operations and several companies within the Group are parties to legal proceedings, certain of which proceedings are insured claims arising in the ordinary course of the operations of the Group company involved and, while the outcome of litigation can never be predicted with certainty, having regard to legal advice received and the Group's insurance arrangements, management believes that none of these matters will, either individually or in the aggregate, have a material adverse effect on the Group's financial condition or results of operations.

Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group's subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amount paid, including costs, in relation to this litigation has not been material to the Group's financial position or results of operations.

Note 28. **Leases**

At 31 December 2001, the Group had annual commitments for 2002 under non-cancellable operating leases totalling £26.2m of which £5.4m relates to operating leases expiring within one year (2000: £4.9m); £13.6m to leases expiring between two and five years (2000: £5.8m); and £7.2m to leases expiring in more than five years (2000: £8.5m). Included in these amounts are lease costs payable related to land and buildings of £2.3m, £5.3m and £6.4m (2000: £2.6m, £2.4m and £2.4m), respectively.

Note 28. Leases – (continued)

The Group's future obligations under non-cancellable operating leases are:

	£m
2002	26.2
2003	17.9
2004	12.9
2005	9.2
2006	7.3
Thereafter	9.3

The net book value of the Group's tangible fixed assets held under finance leases is immaterial.

Note 29. Summary of differences between UK GAAP and US GAAP

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The significant differences affecting the Group and the effects of the adjustments on net (loss)/profit for the years ending 31 December 2001, 2000 and 1999 and shareholders' funds as at 31 December 2001 and 2000 are set out below:

Effect on net (loss)/profit of differences between UK GAAP and US GAAP:

	Notes	2001 £m	2000 £m	1999 £m
Net (loss)/profit per UK GAAP		**(107.6)**	75.5	36.7
Adjustments:				
Amortisation of goodwill	(a)	**(15.0)**	(15.7)	(16.5)
Earnout payments	(a)	—	(0.6)	(5.0)
Deferred taxation	(b)	**51.6**	3.8	(0.4)
Pensions	(c)	**(14.0)**	0.1	0.3
Capitalised interest	(d)	**1.0**	(1.5)	(1.5)
ESOP	(i)	**2.9**	—	—
Stock compensation	(k)	**0.5**	(1.1)	(4.0)
Software costs	(l)	**(2.5)**	4.4	—
Derivative financial instruments	(m)	**19.3**	—	—
Sale and leaseback	(n)	**(13.3)**	—	—
Tax effect on adjustments		**1.7**	0.9	2.5
Net (loss)/profit per US GAAP before adjustments due to discontinued operations		**(75.4)**	65.8	12.1
Goodwill written-off on disposal of businesses, net of taxes of £nil	(a)	**7.9**	8.9	2.5
Net (loss)/profit per US GAAP		**(67.5)**	74.7	14.6

Earnings/(loss) per ordinary share in accordance with US GAAP:

	2001 pence	2000 pence	1999 pence
Earnings/(loss) per share under US GAAP before adjustments due to discontinued operations:			
Basic	**(2.3)**	7.6	2.0
Fully diluted	**(2.3)**	7.6	2.0
Earnings/(loss) per share from discontinued operations:			
Basic	**(7.0)**	2.8	0.1
Fully diluted	**(7.0)**	2.7	0.1
Earnings/(loss) per share under US GAAP:			
Basic	**(9.3)**	10.4	2.1
Fully diluted	**(9.3)**	10.3	2.1

Note 29. Summary of differences between UK GAAP and US GAAP – (continued)

Cumulative effect on shareholders' equity of differences between UK GAAP and US GAAP:

	Notes	2001 £m	2000 £m
Shareholders' funds per UK GAAP		**550.6**	639.1
Adjustments:			
Goodwill	(a)	**300.1**	347.5
Deferred taxation	(b)	**89.0**	28.9
Pensions	(c)	**(6.1)**	7.9
Capitalised interest	(d)	**3.3**	2.3
Ordinary dividends	(e)	**—**	40.0
ESOP	(i)	**(5.8)**	(8.7)
Software costs	(l)	**1.9**	4.4
Derivative financial instruments	(m)	**19.3**	—
Sale and leaseback	(n)	**(13.3)**	—
Other items		**(0.3)**	(4.5)
Tax effect on adjustments		**1.3**	(0.4)
Shareholders' funds per US GAAP		**940.0**	1,056.5

Principal differences between UK GAAP and US GAAP

(a) *Goodwill*: goodwill arising on acquisitions made prior to 1 January 1998 has been written off directly to retained surplus in the year of acquisition. Under US GAAP this goodwill would have been capitalised in the balance sheet and amortised through the statement of operations over a period not exceeding 40 years. Following the Group's adoption in 1998 of UK Financial Reporting Standard No. 10, "Goodwill and Intangible Assets", goodwill on acquisitions made after 1 January 1998 is capitalised and amortised. For the purposes of calculating the effect of capitalising the pre-1998 goodwill on the balance sheet and amortising the goodwill through the statement of operations, lives of 30 years have been assumed. Goodwill arising after 1 January 1998 has been written off over 20 years for UK and US GAAP. However, the value of goodwill is reviewed annually by reference to discounted forecast cash flows and an additional charge to the consolidated Group profit and loss account is made where a permanent diminution in net book value is identified.

Both UK and US GAAP require that the profit or loss on the disposal of a previously acquired business should include the attributable amount of purchased goodwill relating to that business. Under US GAAP the amount of goodwill will have been amortised, as explained above, giving rise to a difference in the gain or loss arising on disposal of a business. In 2001 this resulted in an increase to net profit of £7.9m relating to the disposals of Cookson Plastic Mouldings and Magnesia Chemicals. In 2000 this resulted in an increase to net profit of £8.9m, relating to the disposals of FOCAS, NEPTCO and Polyflex where, under US GAAP the goodwill had been partially amortised.

Of the additional charge for amortisation of goodwill under US GAAP in the year ended 31 December 2001, £7.7m (2000: £7.5m, 1999: £7.5m) related to acquired goodwill for businesses in the Electronics division, £5.4m (2000: £5.0m, 1999: £4.8m) related to acquired businesses in the Ceramics division, £1.9m (2000: £1.7m, 1999: £1.6m) related to acquired businesses in the Precious Metals division and £nil (2000: £1.5m, 1999: £2.6m) related to acquired businesses to be disposed.

Under US GAAP performance based earnout payments are charged directly to the profit and loss, rather than constituting an adjustment to goodwill.

(b) *Deferred taxation:* deferred corporation tax has, in accordance with UK GAAP, been provided under the liability method to the extent that it is probable that a liability will crystallise in the foreseeable future. Deferred taxes are accounted under US GAAP by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that deferred taxes be provided fully for all temporary differences between carrying values for financial reporting purposes and the tax bases of assets and liabilities. A valuation allowance is established for deferred tax assets to the extent it is "more likely than not" that such assets will not be realised.

Note 29. Summary of differences between UK GAAP and US GAAP – (continued)

The components of deferred tax assets and liabilities under the US GAAP provisions of SFAS No. 109 at 31 December 2001 and 2000 are presented below:

	2001	2000
	£m	£m
Deferred tax assets		
Provisions and accrued expenses	**146.4**	91.5
Operating loss carry forwards	**57.3**	25.1
Capital loss carry forwards	**84.4**	61.0
Total gross deferred tax assets	**288.1**	177.6
Less: valuation allowance	**(94.4)**	(61.0)
Deferred tax assets	**193.7**	116.6
Deferred tax liabilities		
Tangible fixed assets	**41.5**	47.6
Goodwill	**17.8**	15.8
Deferred tax liabilities	**59.3**	63.4
Net deferred tax assets	**134.4**	53.2

At 31 December 2001 the Group had total operating losses carried forward with a tax value of £57.3m. This total includes approximately £39.4m for losses which are available to offset future taxable US income, of which approximately £10.3m will expire in 2020 and the remainder will expire in 2021. A further £10.2m of losses are available to offset future UK and German taxable income and may be carried forward without time limit. The remaining losses with a tax value of £7.7m include amounts arising in a number of other countries and are not individually significant. This reflects the spread of the Group's operations.

At 31 December 2001 the Group had total capital losses carried forward with a tax value of £84.4m. This total includes £23.4m which are available to offset future capital gains in the US. Approximately £4.9m will expire in 2004 and the remainder will expire at the end of 2005. The balance of the capital losses with a tax value of £61.0m are available to offset future UK capital gains and may be carried forward without time limit. The valuation allowance established with respect to deferred tax assets is principally due to the Company's determination that the tax value of the capital losses does not satisfy the more likely than not standard required under SFAS No. 109 for recognition.

(c) *Pensions:* the Group accounts for pension costs under the rules set out in Statement of Standard Accounting Practice 24, "Accounting for Pension Costs" ("SSAP 24"). SSAP 24 is similar to SFAS No. 87 in that it allows for benefit costs to be spread over the employees' service lives. However, it does differ in a number of respects: a range of different actuarial assumptions and cost attribution methods are permitted; assets can be valued on a discounted income approach, rather than by reference to market values; and there is no prescribed method of spreading actuarial gains and losses when they arise.

(d) *Capitalised interest:* in accordance with UK GAAP, interest costs are charged to the profit and loss account in the year in which they are incurred. Under US GAAP, interest costs relating to the financing of acquiring certain qualifying assets should be capitalised and included as part of the cost of acquiring the asset. Interest capitalised under US GAAP is written-off over a period of 5 years.

(e) *Ordinary dividends:* under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends would be deducted from shareholders' funds at the date of declaration of the dividend.

(f) *Current assets and liabilities:* current assets under UK GAAP include certain amounts that fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year that would be reclassified to current liabilities under US GAAP. In the Group balance sheet, £53.4m (2000: £13.4m) of amounts receivable would be

Note 29. Summary of differences between UK GAAP and US GAAP – (continued)

reclassified from current assets (where they are classified for UK GAAP purposes) to non-current assets under US GAAP. In addition, £19.6m (2000: £29.4m), included for UK GAAP purposes within provisions for liabilities and charges, represents amounts likely to be utilised within one year which would be reclassified as current liabilities under US GAAP.

(g) *Exceptional items:* under US GAAP, the exceptional charges of £73.9m (2000: £33.3m; 1999: £58.8m) disclosed in notes 2, 3, and 4 would not be disclosed separately as exceptional items. Amounts treated as exceptional for the purposes of calculating earnings per share before exceptional items would not be treated as exceptional under US GAAP.

(h) *Income statement presentation:* under UK GAAP, the Group separately presents its share of the sales, operating income less losses, interest and taxes of joint ventures. In accordance with UK GAAP the Group does not consolidate its share of the sales of joint ventures. Under US GAAP, the Group would present its share of the net income of joint ventures on a "one-line" basis. The difference in the presentation of the results of joint ventures would not give rise to any difference in net profit/(loss) between UK GAAP and US GAAP.

(i) *Employee Share Ownership Plan:* under UK GAAP, the Company's shares held by the ESOP trustee are included as fixed asset investments, under US GAAP, they would be classified as a reduction in shareholders' equity.

(j) *Debt issue costs:* under UK GAAP, the costs associated with the issue of debt are netted off against the borrowings. US GAAP states that such costs should be capitalised and included within debtors. Under both UK and US GAAP, the costs are amortised over the period to redemption increasing the book value of the debt and reducing the value of the debtor respectively. For the year ended 31 December 2001, unamortised debt issue costs totalled £10.7m (2000: £1.3m). This difference in classification has no effect on shareholders' equity.

(k) *Stock compensation:* in the Group's financial statements prepared under UK GAAP, no compensation cost is accrued for the share options awarded to employees under the Group's share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period.

(l) *Software costs:* in the Group financial statements prepared under UK GAAP, certain software costs are charged directly to profit. Under US GAAP, these costs are required to be capitalised and amortised over three years.

(m) *Derivative financial instruments:* the Group has entered into certain interest rate swaps with contracted maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP, derivative financial instruments must meet specific criteria before hedge accounting can be applied. Instruments that do not meet the specified criteria are marked to market. All derivative financial instruments have been recorded in the Group's balance sheet and marked to market through the Group's statement of operations.

(n) *Sale and leaseback:* under UK GAAP, gains arising on sale and leaseback transactions are recognised as part of income to the extent that the sale proceeds exceed the book value of the assets concerned. Under US GAAP, such gains arising are deferred and amortised over the minimum lease term. Under UK GAAP, sale and leaseback transactions are treated as operating leases from the date of sale. Under US GAAP, these transactions are required to be accounted for as finance leases, owing to the agreements allowing the Group to reacquire the properties at market value.

Note 30. Additional disclosures required by US GAAP

(a) Post-retirement benefits

The funded status of the Group's major pension plans, being those in the United States and the United Kingdom, together with the status of the Group's other post retirement benefit plans for these countries under SFAS No. 132 is as follows:

	Pension benefits		Other post-retirement benefits	
	2001	2000	2001	2000
	£m	£m	£m	£m
Change in projected benefit obligation				
Benefit obligation at the beginning of year	**302.2**	266.0	**21.9**	20.1
Service cost	**9.2**	7.9	**0.1**	0.1
Interest cost	**18.8**	17.3	**1.5**	1.5
Participant contributions	**1.5**	1.6	—	—
Plan amendments	**(1.3)**	0.4	—	(0.2)
Actuarial (gain)/loss	**(18.1)**	14.9	**(1.9)**	2.3
Acquisitions and disposals	**(0.1)**	(0.8)	—	(2.0)
Benefits paid	**(14.3)**	(11.9)	**(1.4)**	(1.4)
Other movements including exchange	**2.6**	6.8	**0.4**	1.5
Benefit obligation at end of year	**300.5**	302.2	**20.6**	21.9
Change in plan assets				
Fair value at beginning of year	**286.5**	285.7	—	—
Actual return on plan assets	**(20.7)**	(0.6)	—	—
Group contributions	**6.1**	6.0	—	—
Participant contributions	**1.5**	1.6	—	—
Acquisitions and disposals	—	(0.6)	—	—
Benefits paid	**(14.3)**	(11.9)	—	—
Other movements including exchange	**1.9**	6.3	—	—
Fair value of plan assets at end of year	**261.0**	286.5	—	—
Funded status of plans	**(39.5)**	(15.7)	**(20.6)**	(21.9)
Unrecognised net loss/(gain)	**22.4**	1.0	**(5.2)**	(3.4)
Unamortised prior service cost	**3.5**	6.9	**(0.4)**	(0.7)
Unrecognised transition obligation/(asset)	**0.9**	1.1	—	—
	(12.7)	(6.7)	**(26.2)**	(26.0)
Adjustment to recognise minimum liability:				
Intangible assets	**3.3**	3.1	—	—
Accumulated comprehensive income	**(8.3)**	(5.6)	—	—
Accrued benefit liability	**(17.7)**	(9.2)	**(26.2)**	(26.0)

Plan assets consist primarily of investments in UK and US Treasury securities and other equity and fixed interest securities.

Assets of £7.3m, that do not qualify as plan assets under US GAAP, were also held in a US Rabbi Trust. The Trust's obligations, which do qualify, are included above.

There were no plan assets in respect of other post-retirement benefits.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with accumulated benefit obligations in excess of plan assets were £60.3m, £56.4m and £25.3m, respectively at 31 December 2001 and £38.5m, £36.0m and £14.7m, respectively at 31 December 2000.

Note 30. Additional disclosures required by US GAAP – (continued)

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with plan assets in excess of benefit obligations were £240.2m, £226.0m and £235.7m, respectively at 31 December 2001 and £263.7m, £243.4m and £271.8m, respectively at 31 December 2000.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the main retirement plans in the Group were as follows:

	US Plans			UK Plans		
	2001	2000	1999	2001	2000	1999
Discount rate	**7.50%**	7.50%	7.75%	**6.00%**	5.75%	6.00%
Long term rate of increase in remuneration	**4.50%**	4.50%	4.50%	**4.00%**	4.25%	4.50%
Expected long term rate of return on assets	**8.00%**	8.00%	8.00%	**7.50%**	6.25%	6.50%

The discount rates used to determine the Accumulated Post-retirement Benefit Obligation (APBO) were 7.50% (2000: 7.50%) and 6.00% (2000: 5.75%) in the US and UK plans, respectively. In the US the assumed health care cost trend rate used in measuring the APBO was 5.25% (2000: 5.25%). In the UK a rate of 4.25% (2000: 4.25%) was assumed.

The periodic pension cost for the Group's major retirement plans in the UK, US and rest of world under SFAS No. 87 for the three years ended 31 December 2001 comprised:

	2001	2000	1999
	£m	£m	£m
Service cost—present value of benefits earned during the year	**9.7**	8.3	7.1
Interest cost on projected benefit obligations	**19.3**	17.6	14.7
Expected return on assets	**(18.5)**	(17.6)	(14.2)
Net amortisation and deferral	**2.1**	0.5	1.8
Subsidiary company disposals	**—**	(0.3)	0.1
Net periodic pension cost	**12.6**	8.5	9.5

The service cost shown is net of amounts contributed by employees.

The major pension schemes operated by the Group are subject to regular valuations by independent actuaries. Based on the recommendations of the actuaries, it is the Group's policy to make contributions at a level so as to ensure that the assets of the funded schemes are sufficient over the long term to meet the actuarially determined liabilities. Increased contributions required as a consequence of the current net deficit in the Group funded schemes are not expected to have a material effect on the Group's results of operations in the foreseeable future.

In addition to the amounts above, the Group has charged £11.0m against income in 2001 (2000: £11.4m, 1999: £6.6m) in respect of the costs of operating other retirement schemes, which are generally defined contribution plans.

The components for the Group's net periodic post-retirement benefit costs other than pensions for the years ended 31 December 2001 and 2000 are as follows:

	2001	2000
	Annual Charge	Annual Charge
	£m	£m
Service cost	**0.1**	0.1
Interest cost	**1.5**	1.5
Net effect of acquisitions and disposals	**—**	(1.0)
Net amortisation and deferral	**(0.8)**	0.3
Net periodic post-retirement benefit cost	**0.8**	0.9

Note 30. Additional disclosures required by US GAAP – (continued)

It is estimated that a one percentage point change in the long term healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at 31 December 2001 and 2000:

	2001		2000	
	1 percentage point		1 percentage point	
	Increase	Decrease	Increase	Decrease
	£m	£m	£m	£m
Accumulated benefit obligation	**2.0**	**(1.8)**	1.9	(1.7)
Net periodic cost	**0.1**	**(0.1)**	0.1	(0.1)

(b) Executive share option schemes

The Company operates four share option schemes for about 300 of the Group's most senior staff. Executive directors also participate in these schemes. The ordinary shares allotted under the schemes are issued under the same terms as existing ordinary shares at the market price of the ordinary shares at the time of grant. Normally, the options may only be exercised between three and ten years after the date they were granted. Options may not be transferred or assigned to other persons.

For the period 1995-1996, options were only granted if the growth in earnings per share, before exceptional items, of the Group in the twelve month period preceding the grant matched the average EPS growth of companies in the FTSE 350 during the same period or was at least 10%, whichever was higher. In addition, options can only be exercised if the growth in earnings per share, before exceptional items and goodwill amortisation (EPS), of the Group for a consecutive three year period has been at least equal to the Retail Price Index (RPI) plus 2%, as amended in March 2000.

For 1997-1999, options were granted without the 1995-1996 pre-grant hurdle. However, they can now only be exercised if the higher target of EPS growth of RPI plus 3% is met.

For 1998 and 1999, no options were granted under either the Cookson UK Executive Share Option Scheme (1995) or the Cookson Overseas Executive Share Option Scheme (1995).

For 2000, options were granted under either the Cookson UK Executive Share Option Scheme (1995) or the Cookson Overseas Executive Share Option Scheme (1995). Normally, options may only be exercised if the growth in EPS has been at least equal to the increase in RPI plus 3% annually, for a consecutive three year period. For 2001, options were granted under these two schemes and also under the Cookson Group Approved Executive Share Option Scheme (1992) and the Cookson Group Executive Share Option Scheme (1992).

(i) Transactions during the three years ended 31 December 2001 under the Cookson UK Executive Share Option Scheme (1995) and the Cookson Overseas Executive Share Option Scheme (1995) were as follows:

	Number of options	Weighted average exercise price (pence)
Balance outstanding at 1 January 1999	19,355,031	237.1
Granted	—	—
Exercised	(877,812)	156.0
Cancelled/lapsed	(3,198,028)	258.3
Balance outstanding at 1 January 2000	15,279,191	184.9
Granted	8,546,612	190.0
Exercised	(560,495)	134.3
Cancelled/lapsed	(2,762,793)	236.2
Balance outstanding at 1 January 2001	20,502,515	314.2
Granted	6,259,429	131.5
Exercised	(174,546)	113.5
Cancelled/lapsed	(2,437,926)	204.9
Balance outstanding at 31 December 2001	**24,149,472**	**197.1**

Note 30. Additional disclosures required by US GAAP – (continued)

Options outstanding at 31 December 2001 become exercisable at various dates but in any event at the latest by March 2011.

Under the executive schemes there were 4,765,042 options capable of exercise at 31 December 2001 (2000: 5,452,186; 1999: 6,345,742).

(ii) In November 1992 the Company established the Cookson Group Executive Share Option Scheme (1992) and the Cookson Group Approved Executive Share Option Scheme (1992) which operate through an Employee Share Ownership Plan (ESOP). The ESOP is a discretionary trust that purchases Cookson shares in the open market and holds them for the benefit of eligible employees. As a result, the scheme does not give rise to the issue of any new shares. The share purchases made by the trustees of the ESOP are funded by interest-free loans from the Company, which are repaid upon exercise of the options. Dividends receivable by the ESOP during 2001 of £0.4m have been waived by the trustee.

Total advances of £10.6m had been made to the trustee of the Cookson ESOP as at 31 December 2001 (2000: £10.7m). The administrative costs of the ESOP are borne by the Company.

The market value of these shares at 31 December 2001 was £4.3m (2000: £7.9m). A provision of £2.9m has been made against the carrying value of these shares, representing the difference between the book value of the shares and the average market price during 2001.

Transactions during the three years ended 31 December 2001 for shares to be provided by the Trust (ESOP) were as follows:

	Number of options	Weighted average exercise price (pence)
Balance outstanding at 1 January 1999	14,421,602	196.3
Granted	6,956,373	226.0
Exercised	(215,257)	171.6
Cancelled/lapsed	(834,151)	224.7
Balance outstanding at 1 January 2000	20,328,567	209.1
Granted	860,517	186.1
Exercised	(114,896)	133.9
Cancelled/lapsed	(775,123)	233.0
Balance outstanding at 1 January 2001	20,299,065	207.3
Granted	9,425,186	119.1
Exercised	—	—
Cancelled/lapsed	(1,366,867)	230.1
Balance outstanding at 31 December 2001	**28,357,384**	**176.8**

Options outstanding at 31 December 2001 become exercisable at various dates but in any event at the latest by September 2011.

2,706,506 options were exercisable at 31 December 2001 (2000: 2,948,806; 1999: 3,300,166).

Note 30. Additional disclosures required by US GAAP – (continued)

(c) Savings-related option schemes

The Company operates three savings-related option schemes which provide a long term savings and investment opportunity for employees. The schemes are open to all permanent UK employees (full or part-time) and certain overseas employees who have been with the Group for at least six months. Options granted under the current schemes are exercisable during the six month period following the third or fifth anniversary of their grant depending on the savings contract entered into by the employee. The exercise price is normally equivalent to not less than 80 per cent. of the market value of the shares at the time of the grant.

	Number of options	Weighted average exercise price (pence)
Balance outstanding at 1 January 1999	3,686,491	119.0
Granted	702,466	152.0
Exercised	(140,972)	185.1
Cancelled/lapsed	(396,982)	143.7
Balance outstanding at 1 January 2000	3,851,003	133.5
Granted	837,581	188.0
Exercised	(218,175)	134.9
Cancelled/lapsed	(838,040)	116.6
Balance outstanding at 1 January 2001	3,632,369	150.0
Granted	5,205,942	56.0
Exercised	(49,447)	112.5
Cancelled/lapsed	(1,367,509)	148.0
Balance outstanding at 31 December 2001	**7,421,355**	**79.6**

Options outstanding at 31 December 2001 are exercisable at the latest by May 2007.

Under the savings-related schemes, there were 567,149 options capable of exercise at 31 December 2001 (2000: 35,143; 1999: 234,291).

In addition to the options shown in the table above, on 18 May 1994 shareholders approved the introduction of the Cookson Group US Stock Purchase Plan 1994, a savings-related share option scheme for the Group's employees in the United States. At 31 December 2001, options were outstanding in respect of 4,050,841 ordinary shares. This comprised 203,055 options granted in 1999 at a price of 158.1p and exercisable in January 2002, 537,994 options granted in 2000 at a price of 152.1p exercisable in January 2002 and 3,309,792 options granted in 2001 at a price of 50.0p and exercisable in 2003.

(d) Stock compensation costs

In the Group's financial statements prepared under UK GAAP, no compensation cost is recognised for the share options awarded to employees under the Company's share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period. Under the requirements of APB Opinion No. 25 the resulting compensation cost, if any, is amortised over the period from the date the options are granted to the date they are first exercisable.

For US GAAP purposes, the Group has applied APB Opinion No. 25 in accounting for its share option plans and has recognised compensation cost accordingly. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under the requirements of SFAS No. 123, the Group's net profit/(loss) under US GAAP would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net (loss)/profit (£m)	As reported under US GAAP	(67.5)	74.7	14.6
	Pro forma	(67.7)	71.8	13.7
Earnings per share (pence)	As reported under US GAAP	(9.3)	10.4	2.1
	Pro forma	(9.3)	10.0	2.0

Note 30. Additional disclosures required by US GAAP – (continued)

The fair value of options granted is estimated, based on the stock price at the date of grant, using the Black-Scholes option pricing model with the following assumptions:

		2001	2000	1999
Dividend yield		**3.5%**	4.9%	4.9%
Risk-free interest rate		**4.1%**	5.9%	5.5%
Volatility		**38%**	46%	40%
Expected lives	— Executive option schemes	**5.7 years**	5.7 years	5.7 years
	— Savings-related option schemes	**3.0 years**	3.0 years	3.0 years
Weighted average fair value of options granted in the year		**£0.31**	£0.69	£0.61

(e) Segmental information – Analysis by division

	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
2001					
Sales of Group subsidiaries	789.3	716.3	423.7	87.1	**2,016.4**
Share of sales of joint ventures	66.3	14.8	1.9	—	**83.0**
(Loss)/profit before goodwill amortisation and exceptional items	(17.6)	40.4	30.3	2.6	**55.7**
Share of operating profit of joint ventures	3.3	0.1	—	—	**3.4**
Goodwill amortisation	(20.3)	(15.4)	(2.9)	—	**(38.6)**
Rationalisation and other costs	(25.1)	(6.1)	—	—	**(31.2)**
Operating (loss)/profit	(59.7)	19.0	27.4	2.6	**(10.7)**
Net (loss) on sale or termination of operations	—	—	—	(59.4)	**(59.4)**
Net profit/(loss) on sale of fixed assets	10.7	2.8	—	(0.2)	**13.3**
(Loss)/profit before interest and taxes	(49.0)	21.8	27.4	(57.0)	**(56.8)**
Total assets employed	988.5	769.4	244.2	(0.6)	**2,001.5**
Share of net assets of joint ventures	32.3	—	1.2	—	**33.5**
Capital expenditure (net of disposals)	2.1	24.7	5.8	1.8	**34.4**
Depreciation expense	33.8	19.5	7.2	2.2	**62.7**

	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
2000					
Sales of Group subsidiaries	1,232.1	720.0	360.6	169.2	2,481.9
Share of sales of joint ventures	79.3	18.4	2.0	—	99.7
Profit before goodwill amortisation and exceptional items	128.4	66.9	37.1	12.5	244.9
Share of operating profit of joint ventures	6.2	1.7	—	—	7.9
Goodwill amortisation	(18.6)	(15.0)	(2.3)	—	(35.9)
Rationalisation and other costs	(14.9)	(23.5)	—	—	(38.4)
Operating profit	101.1	30.1	34.8	12.5	178.5
Net loss on sale or termination of operations and fixed assets	—	—	—	(0.8)	(0.8)
Profit before interest and taxes	101.1	30.1	34.8	11.7	177.7
Total assets employed	1,121.0	811.9	256.0	67.2	2,256.1
Share of net assets of joint ventures	39.9	1.0	1.1	—	42.0
Capital expenditure (net of disposals)	40.5	40.2	7.8	3.3	91.8
Depreciation expense	32.2	19.4	5.7	5.1	62.4

Note 30. Additional disclosures required by US GAAP – (continued)

	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
1999					
Sales of Group subsidiaries	774.0	530.8	282.0	275.6	1,862.4
Share of sales of joint ventures	16.1	3.2	1.2	27.2	47.7
Profit before goodwill amortisation and exceptional items	63.3	48.0	29.9	26.9	168.1
Share of operating profit of joint ventures	1.3	0.1	0.1	2.9	4.4
Goodwill amortisation	(4.6)	(7.2)	(1.1)	—	(12.9)
Rationalisation and other costs	(11.2)	(31.7)	(1.1)	(1.6)	(45.6)
Operating profit	48.8	9.2	27.8	28.2	114.0
Net loss on sale or termination of operations	—	—	—	(17.5)	(17.5)
Net loss on sale of fixed assets	—	—	—	(0.9)	(0.9)
Profit before interest and taxes	48.8	9.2	27.8	9.8	95.6
Total assets employed	940.1	611.6	133.1	354.1	2,038.9
Share of net assets of joint ventures	46.8	2.8	1.0	—	50.6
Capital expenditure (net of disposals)	35.1	29.0	4.6	11.9	80.6
Depreciation expense	21.9	17.0	4.8	9.5	53.2

(f) Segmental information – Analysis by geographical location of operations

	UK £m	Continental Europe £m	United States £m	Asia/Pacific £m	Rest of the World £m	Discontinued operations £m	Total £m
2001							
Sales of Group subsidiaries	210.7	528.8	865.0	210.9	113.9	87.1	**2,016.4**
Share of sales of joint ventures	3.3	4.3	0.3	65.7	9.4	—	**83.0**
(Loss)/profit before goodwill amortisation and exceptional items	(2.4)	21.7	(9.0)	31.8	11.0	2.6	**55.7**
Share of operating (loss)/profit of joint ventures	(1.5)	(0.2)	—	5.0	0.1	—	**3.4**
Goodwill amortisation	(3.6)	(4.3)	(23.2)	(6.3)	(1.2)	—	**(38.6)**
Rationalisation and other costs	(5.7)	(1.3)	(22.8)	—	(1.4)	—	**(31.2)**
Operating (loss)/profit	(13.2)	15.9	(55.0)	30.5	8.5	2.6	**(10.7)**
Net loss on sale or termination of operations	—	—	—	—	—	(59.4)	**(59.4)**
Net profit/(loss) on sale of fixed assets	13.5	—	—	—	—	(0.2)	**13.3**
Profit/(loss) before interest and taxes	0.3	15.9	(55.0)	30.5	8.5	(57.0)	**(56.8)**
Total assets employed	256.6	364.0	898.6	407.2	75.7	(0.6)	**2,001.5**
Share of net assets of joint ventures	6.4	1.4	0.3	24.0	1.4	—	**33.5**
Capital expenditure (net of disposals)	(23.5)	15.6	32.7	5.5	2.1	1.8	**34.2**
Depreciation expense	7.9	10.7	30.3	9.7	2.0	2.1	**62.7**

Note 30. Additional disclosures required by US GAAP – (continued)

2000	UK	Continental Europe	United States	Asia/Pacific	Rest of the World	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m
Sales of Group subsidiaries	276.2	489.8	1,198.5	241.3	106.9	169.2	2,481.9
Share of sales of joint ventures	5.6	4.6	2.0	77.5	10.0	—	99.7
Profit before goodwill amortisation and exceptional items	4.5	45.8	116.1	52.2	13.8	12.5	244.9
Share of operating (loss)/profit of joint ventures	(0.3)	0.1	—	6.7	1.4	—	7.9
Goodwill amortisation	(3.0)	(6.6)	(18.0)	(7.3)	(1.0)	—	(35.9)
Rationalisation and other costs	(19.9)	(4.2)	(13.1)	—	(1.2)	—	(38.4)
Operating (loss)/profit	(18.7)	35.1	85.0	51.6	13.0	12.5	178.5
Net loss on sale or termination of operations and fixed assets	—	—	—	—	—	(0.8)	(0.8)
(Loss)/profit before interest and taxes	(18.7)	35.1	85.0	51.6	13.0	11.7	177.7
Total assets employed	276.7	427.5	1,049.6	410.1	25.0	67.2	2,256.1
Share of net assets of joint ventures	7.9	1.5	0.5	30.0	2.1	—	42.0
Capital expenditure (net of disposals)	11.9	14.1	51.1	11.3	0.1	3.3	91.8
Depreciation expense	9.3	9.5	31.0	7.0	0.5	5.1	62.4

1999	UK	Continental Europe	United States	Asia/Pacific	Rest of the World	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m
Sales of Group subsidiaries	210.3	303.3	882.1	133.6	57.5	275.6	1,862.4
Share of sales of joint ventures	5.4	2.0	—	11.9	1.2	27.2	47.7
Profit before goodwill amortisation and exceptional items	9.6	19.4	84.7	24.0	3.5	26.9	168.1
Share of operating profit of joint ventures	0.5	0.1	—	0.8	0.1	2.9	4.4
Goodwill amortisation	(0.1)	(3.9)	(7.0)	(1.7)	(0.2)	—	(12.9)
Rationalisation and other costs	(21.4)	(3.2)	(18.6)	—	(0.8)	(1.6)	(45.6)
Operating (loss)/profit	(11.4)	12.4	59.1	23.1	2.6	28.2	114.0
Net loss on sale or termination of operations of fixed assets	—	—	—	—	—	(17.5)	(17.5)
Net loss on sale of fixed assets	—	—	—	—	—	(0.9)	(0.9)
(Loss)/profit before interest and taxes	(11.4)	12.4	59.1	23.1	2.6	9.8	95.6
Total assets employed	200.5	205.5	1,019.3	215.7	43.8	354.1	2,038.9
Share of net assets of joint ventures	9.0	1.5	—	39.1	1.0	—	50.6
Capital expenditure (net of disposals)	21.0	9.4	33.0	4.4	0.9	11.9	80.6
Depreciation expense	6.7	8.5	24.3	3.9	0.3	9.5	53.2

Note: Inter-segmental sales are not a material part of total Group sales, whether analysed by division or by geographical location of operations.

As a consequence of the Group's debt requirements and tax administration being centrally managed, it is not considered appropriate to allocate the Group's net interest charge or tax charge across segments.

Under US GAAP, the Group would be required to provide segmental information excluding its share of the sales, operating income and net assets of joint ventures.

Note 30. Additional disclosures required by US GAAP – (continued)

(g) New US accounting standards

Business combinations and goodwill and other intangible assets

In July 2001, FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001 as well as all purchase method business combinations completed after 30 June 2001. It also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognised and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortised but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortised over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

The Group is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to 1 July 2001, which it expects to account for using the pooling-of-interests method, and SFAS No. 142 effective 1 January 2002. Furthermore, any goodwill or intangible asset determined to have an indefinite useful life acquired in a purchase business combination after 30 June 2001 will not be amortised, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting principles. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortised prior to the adoption of SFAS No. 142.

SFAS No. 141 will require that upon adoption of SFAS No. 142, that the Group evaluates its existing intangible assets and goodwill that were acquired in a prior purchase business combination and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Group will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations and make any necessary amortisation period adjustments by the end of the first period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first period. Any impairment loss will be measured as of the date of adoption and recognised as the cumulative effect of a change in accounting principle in the first period. The Group is in the process of evaluating the impact of the adoption of SFAS No. 142 on the consolidated financial statements.

Any unamortised negative goodwill (and negative equity-method goodwill) existing at the date SFAS No. 142 is adopted must be written-off as cumulative effect of a change in accounting principle. As at the date of adoption, the Group expects unamortised negative goodwill to be £nil.

Accounting for Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations", addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 was released in August 2001.

FASB began this project in 1994 to address the accounting for the costs of nuclear decommissioning. The FASB subsequently expanded the scope of the project to include closure or removal-type costs in other industries. As a result, SFAS No. 143 applies to all entities.

Note 30. Additional disclosures required by US GAAP – (continued)

Accounting for Asset Retirement Obligations – (continued)

SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived assets (i.e. the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Because of the extensive use of estimates, most enterprises will record a gain or loss when they settle the obligation. Enterprises are required to adopt SFAS No. 143 for fiscal years beginning after 15 June 2002. The Group has not evaluated the impact on the consolidated financial statements of adopting this standard.

Accounting for the Impairment or Disposal of Long-Lived Assets

On 3 October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes FASB SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of that Statement.

SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity.

SFAS No. 144 is effective for fiscal years beginning after 15 December 2001. The Group has not evaluated the impact of adopting this standard on the consolidated financial statements.

Rescission of FASB Statements No. 4, 44 and 64

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to 15 May 2002. The Group has not evaluated the impact of adopting this standard on the consolidated financial statements.

(h) New UK accounting standards applicable to the Group

Financial Reporting Standard 17: Retirement Benefits

This standard sets out revised requirements for the accounting and disclosure of an employer's retirement benefit obligations and related funding. Increasing levels of disclosure, of amounts measured in accordance with the Standard, is required over the years 2001 and 2002 with recognition in the primary statements for accounting periods ending on or after 23 July 2003. Subsequent to the issuance of FRS 17, on 2 July 2002, the Accounting Standards Board announced a proposal to extend the transitional arrangements in the Standard and therefore defer the mandatory requirement for the full adoption of FRS 17. The Group will, subject to the promulgation of the aforementioned proposal to defer the timing of the mandatory full adoption of the Standard, be adopting FRS 17 for the year ending 31 December 2003. The additional disclosures required by FRS 17 during the transitional period prior to its full implementation are shown in note 21. When fully implemented, FRS 17 will require plan assets and liabilities to be measured at market value in line with US GAAP. Any surplus or deficit, net of deferred tax, will be recognised immediately on the balance sheet. Actuarial gains or losses will be recognised through the Statement of Total Recognised Gains and Losses, rather than the profit and loss account.

Financial Reporting Standard 18: Accounting Policies

During 2001 the Company adopted Financial Reporting Standard 18, "Accounting Policies", which resulted in the Company reviewing its accounting policies, none of which required revision.

Note 30. Additional disclosures required by US GAAP – (continued)

Financial Reporting Standard 19: Deferred Tax

This standard requires full provision, subject to certain exceptions, to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The Group will be adopting FRS 19, "Deferred Tax" for the year ending 31 December 2002. The likely impact on its financial statements is shown in note 20 to the consolidated financial information.

(i) Valuation and qualifying accounts

	Balance at beginning of period	Additions charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	£m	£m	£m	£m	£m
Provision for uncollectable or doubtful debts					
Year ended 31 December 1999	18.5	12.0	9.9[c] 0.8[b]	(1.0)[a]	40.2
Year ended 31 December 2000	40.2	8.6	0.2[c] 2.1[b]	(2.1)[a]	49.0
Year ended 31 December 2001	**49.0**	**8.3**	**0.0[c]** **0.7[b]**	**(11.8)[a]**	**46.2**

[a] Represents the excess of amounts written off over recoveries
[b] Related to exchange movements
[c] Related to subsidiaries acquired

PART 9: RISK FACTORS

You should carefully consider the risk factors described below, as well as the other information included in this document. Cookson's business, financial condition or results of operations could be materially adversely affected by any or all of these considerations. Additionally, some considerations may be unknown to the Group and other considerations, currently believed to be immaterial, could turn out to be material.

Risks related to the Group's business

Economic and market cycles

The Group supplies advanced materials, equipment and services primarily to the electronics and steel industries on a global basis and to the jewellery industry predominantly in the United States and Europe. These markets and economies are subject to cyclical changes in demand and the related consequences of inventory build up and destocking by customers, in addition to associated pricing pressures. Business cycles and general economic conditions have had and may have a significant impact on the Group's sales and business results. In 2000, the Group's businesses benefited from a strong cyclical upturn, particularly in its electronics markets, whereas in 2001 weak economic conditions and a sharp downturn in the global electronics industry, combined with the weakness in the US steel industry, negatively affected demand for the products and services of the Group's major businesses. Over time, the Group will continue to be subject to economic and market cycles and such cyclical downturns may have a material adverse impact on its businesses.

Industry conditions

The Group's financial results are largely dependent upon the performance and growth of the various industries and major markets in which its three divisions operate. Each of the Group's major markets experienced an economic downturn in 2001. The downturn was particularly severe in the electronics industry which had a significant negative impact on the Group's profits. Management anticipates that the electronics industry will, in time, recover from the downturn but if the recovery does not occur, or does not occur as anticipated, the prospects for an improvement of the Group's turnover and profits could be materially adversely effected.

Market competition

The markets for the Group's products are competitive in terms of pricing, product and service quality, product development and introduction time, customer service, financing terms and other similar factors. In some markets in which the Group operates, the Group's competitors may have access to greater financial, technical, sales, marketing and other resources. As a result, they may be able to respond faster than the Group to new or emerging technologies or changes in customer requirements, or to devote greater resources to the development, promotion, sales and support of their products and services. There can be no assurance that the Group will be able to compete successfully against current or future competitors or that the competitive pressures it faces will not have a material adverse effect on the Group's business, financial condition and results of operations.

Hazardous materials

The Group's current and former businesses have used and/or continue to use a wide range of hazardous materials, including antimony, asbestos, chromium, lead, tin, other base metals and a number of chemical products, including solvents and resins, in the manufacture of industrial and consumer products. Some of these materials are known or alleged to cause disease, personal injury or, if exposure is excessive, death. Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to such materials, and further claims may be brought in the future. Two of the Group's subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. These suits also name many other product manufacturers. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amounts paid, including costs, in relation to this litigation have not been material to the Group's financial position or results of operations. The Board believes, taking into account legal advice received and the Group's financial provisions, that none of the currently pending or potential claims will, either individually or in the aggregate, have a material adverse effect on the Group's financial condition or results of operations. However, the outcome of litigation cannot be predicted with certainty and there can be no assurance that any future claims will not have such an effect.

Environmental, health and safety and welfare regulations and liabilities

The Group is subject to applicable laws and regulations in all of the jurisdictions in which it operates, relating to pollution, the protection of the environment, human health and safety and the generation, storage, handling, transportation, treatment and disposal of hazardous substances and waste materials and remediation of any land or water contaminated by such substances. In the ordinary course of business, Group companies are subject to inspections and monitoring by the relevant enforcement authorities. The Group's businesses require relevant permits for their operations, which are subject to renewal, modification and, in some circumstances, revocation. Violations of permit requirements or other provisions of environmental laws, for example, as a result of spills or other releases of hazardous substances into the environment, could result in restrictions on plant operations, the imposition of more stringent permitting conditions, damages, fines or other sanctions as well as increased costs and capital expenditures arising from the requirement to comply with the terms of such permits or laws. The Group also may incur additional liabilities as a result of fines and civil or criminal sanctions, third-party claims for property damage or personal injury, clean-up costs (including those resulting from spills and contamination by prior owners) or temporary or permanent discontinuance of operations on environmental grounds. In addition, future changes in environmental laws, regulations or case law may result in increased environmental liabilities that could have a material adverse effect on the Group's business, results of operations and financial condition.

The Group has incurred environmental, health and safety and welfare liabilities at some of its current or former sites. While the Board believes that the current and expected expenditures and risks connected with these and potential future liabilities are unlikely to impair its financial position materially, there can be no assurance that the costs related to such liabilities will not exceed current or future financial and insurance provisions and result in a material adverse effect on the Group's financial condition.

Technological change

The markets in which many of the Group's businesses operate experience rapid changes due to the introduction of new technologies. The Group's continued success depends upon its ability to continue to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with customer demands. The Group may encounter resource constraints or technical or other difficulties that could delay the introduction of new products or services in the future. In addition, the Group may not be able to develop and introduce new products or enhancements to its existing products in a timely manner that satisfy customer needs, achieve market acceptance or address technological changes in target markets. Furthermore, products or technologies developed by the Group's competitors may render the Group's products or technologies non-competitive or obsolete and, if patented, may result in the Group being unable to develop competitive products and technologies.

Financial indebtedness

In order to finance several significant investments and acquisitions in 1999 and 2000, Cookson substantially increased its outstanding debt, some of which was later refinanced on a secured basis. As at 31 December 2001, the Group had gross borrowings of £773.2 million. The Group may need to borrow additional amounts in the future to meet its anticipated working capital and capital expenditure needs and for general corporate activity. The level of the Group's indebtedness and/or the restrictive covenants and security arrangements contained in its material debt facility agreements could: limit the Group's flexibility in managing its businesses or its reaction to changes in the industries in which it operates; place the Group at a competitive disadvantage compared to any competitors that have less debt; increase the Group's vulnerability to and ability to withstand general adverse economic and industry conditions as well as to withstand cyclical downturns in demand for its products, such as the current downturn affecting the Electronics division; limit the Group's ability to obtain future financing both on a secured and unsecured basis or otherwise on terms acceptable to the Group; and affect its ability to obtain raw materials, particularly precious metals, on a consignment basis. The Group intends to reduce and/or refinance its indebtedness on commercially acceptable terms. If the Group is unable to do this, its current business, future prospects, financial condition and results of operations may be materially adversely affected. For additional information regarding the Group's indebtedness and a summary of its material debt agreements, see Part 7—"Liquidity and capital resources".

Compliance with covenants in debt agreements

The Group's ability to meet the financial ratios and tests and comply with restrictive covenants contained in its current or future debt agreements may be affected by events such as a prolonged continuation of the current downturn, or a significant deterioration, in economic or market conditions in the Group's major markets. As a result, there can be no assurance that the Group will be able to remain in compliance with those covenants or that, in such circumstances, its lenders will be willing to waive or amend any covenants. In the event of a default under any of its financing arrangements, the Group's lenders could terminate their commitments to lend to the Group or accelerate the repayment of debt and declare all amounts borrowed due and payable. If any of these events occur, there can be no assurance that the Group's assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if the Group could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to the Group. For additional information regarding the Group's indebtedness and a summary of its material debt agreements, see Part 7—"Liquidity and capital resources".

Precious metal consignment arrangements

The Group's precious metal fabrication operations utilise significant quantities of precious metals, primarily gold by value. These metals are held on consignment under arrangements whereby the consignor retains title to the metal and has a right of physical return of the metal without penalty. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, neither the value of the physical metal nor the associated liabilities are recorded in the Group's balance sheet. The utilisation of consigned precious metals is established practice in the precious metals industry. The consignor is under no obligation to supply the precious metal to the division's fabrication operations and has the right with limited or, in some cases, no notice to demand physical return of its consigned metal. If precious metals consignors decide to reduce or withdraw the facilities for whatever reason, whether related to the Group or otherwise, or require a return of the consigned metal, the Group's precious metal fabrication operations may suffer shortages of raw materials or may require precious metals to be supplied in a way which would increase Group borrowings and costs and have a material adverse effect on the Group's financial condition or on its ability to compete. For additional information regarding the Group's consignment arrangements, see Part 7—"Liquidity and capital resources".

Interest rate risk

The Group's indebtedness is composed of both fixed and floating rate debt. As a result, the Group is exposed to the effects of interest rate movements. Whilst the Group attempts to manage the risk associated with interest rate movements through hedging and funding activity, fluctuations in interest rates could adversely affect the Group's financial results.

Currency exchange rate fluctuations

The Group is exposed to short term volatility and long term realignments of currency exchange rates because: (i) a significant percentage of the Group's sales and expenditures are realised and incurred in currencies other than pounds sterling ("profit and loss translation risk"); (ii) a significant percentage of the Group's assets and liabilities are held in currencies other than pounds sterling ("balance sheet translation risk"); (iii) transactions are carried out by Group companies in currencies other than the reporting currency of the respective Group company ("transactional foreign exchange risk"); and (iv) competitors with a different currency exposure profile may gain competitive advantage if less negatively impacted by currency movements ("economic risk"). The principal currencies to which the Group has significant exposures are the US dollar, euro, Singapore dollar and Japanese yen. While the Group attempts to manage transactional and balance sheet translation risks associated with currency exchange rate fluctuations through its hedging and funding policies, fluctuations in the value of currencies in which it operates may nevertheless materially adversely affect the Group's financial condition and results of operations.

Raw materials

Tin, fibreglass cloth, resins, solvents, alumina graphite and gold are among the principal raw materials that the Group purchases. The Group's businesses, particularly the Electronics and Ceramics divisions, may be affected by fluctuations in the price and supply of such raw materials. The Group's ability to pass on increases or decreases in the cost of raw materials to its customers is, to a large extent, dependent upon market conditions. In addition, some of the raw materials the Group uses may become scarce or unavailable. If the Group cannot obtain suitable and cost effective substitutes, there could be a material adverse effect on the Group's business and results of operations. While the Group does have in place policies to purchase from more than one supplier where feasible and there are alternative sources of supply for most of its raw materials, there can be no assurance that the Group will continue to be able to secure adequate raw materials at commercially appropriate prices.

Product liability

A large proportion of the Group's products are used in the manufacturing processes of the Group's industrial customers. If a product of the Group or its industrial customer does not conform to agreed specifications or is otherwise defective, the Group may be subject to claims by its customers arising from end-product defects, damage to production equipment of its customers or other such claims. In addition, a number of the Group's products are incorporated into products sold directly or indirectly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulations by UK and foreign authorities and potential liabilities to consumers of these products, even if the Group did not itself provide these products directly to consumers.

International operations

The Group has operations in more than 35 countries and trades in over 100 countries. The Group's strategy is to continue to expand its operations internationally. With operations worldwide, the Group's business is subject to various risks inherent in international operations. These risks include, among others, regulatory requirements, legal uncertainty regarding liability, transfer pricing, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, different payment cycles, different local accounting practices, problems in collecting accounts receivable, political instability and potentially differing tax law and practice. Any of the foregoing could adversely affect the success of the Group's current international operations and any plans to expand further internationally.

Operational risks

The Group has in excess of 100 manufacturing facilities based primarily in the United States, Europe and Asia. These facilities are subject to a variety of operational risks, the occurrence of which could result in a substantial interruption to a facility and a potential loss of customers and sales. These risks include the failure of equipment, natural disasters, compliance with customer quality control requirements and the need to comply with directives of, and maintain all necessary permits from, government agencies. In addition, the Group's facilities may be materially adversely affected by raw material supply disruptions, labour force shortages or work stoppages and events impeding or increasing the cost of transporting the Group's products. The occurrence of major operational problems may have a material adverse effect on the respective facilities experiencing such problems and on their results of operations and productivity and on the profitability of the particular manufacturing facility, though not necessarily on the Group as a whole. In addition, the Group's success depends in part on its ability to manage and control the large number of facilities which it operates. There can be no assurance that the existing systems, procedures or controls will continue to be adequate to support all of the Group's manufacturing facilities.

Realising the benefits of acquisitions, strategic alliances and joint ventures

In recent years, the Group has completed a number of acquisitions and entered into a number of strategic alliances and joint ventures from which the Board expects to realise significant cost savings and other benefits. However, transactions such as these are inherently challenging because of the difficulties of integrating people, operations, technologies and products. The Group has incurred and may incur further significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. Furthermore, there can be no assurance that the businesses (such as E-CLAL, Enthone and Premier) acquired by the Group will provide the intended benefits within the expected time.

Warranties and liabilities relating to divestments

The Group has divested its interests in certain companies and businesses and may divest additional interests in the future. Various indemnifications, representations and warranties have been given with respect to the businesses of the divested companies at the time of their disposal, and other obligations or liabilities may exist or arise in the future associated with such divestments. The Board believes that sufficient provisions are in place to meet possible claims resulting from these indemnifications, representations and warranties or to cover other obligations or liabilities which exist or may arise in the future. However, if any liabilities arising out of these transactions significantly exceed the amounts provided for, the Group's results and financial condition could be materially adversely affected.

Intellectual property rights

The Group relies on a combination of trade secrets, patents, confidentiality procedures and agreements and copyright and trade mark laws to protect its proprietary rights. The existence of complex factual and legal issues may give rise to uncertainty as to the validity, scope and enforceability of a particular patent or practice. If the Group fails to protect, maintain and enforce its existing intellectual property rights, it may result in the loss of the Group's exclusive right to use technologies and processes which are included or used in its businesses. In addition, the laws of certain foreign countries in which the Group operates may not protect proprietary rights to the same extent as those of the United Kingdom or the United States.

The Group has applied for patents in a number of jurisdictions, including in Europe and the United States. These applications are at various stages in the application process and patents may not be issued, or may be issued in a form narrower than the Group's applications. If some of the patents or patent applications are not granted, expire or are successfully attacked, the Group may be unable to exclude competitors from using the technology covered by them. The Group has also acquired patents and patent applications from other parties.

The Group could become subject to lawsuits in which it is alleged that it has infringed the intellectual property rights of others or the Group could commence lawsuits against others whom it believes are infringing upon its rights. The Group's involvement in intellectual property litigation could result in significant expense, materially adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of the Group's technical and management personnel.

Risks related to the Group's shares

Price volatility

The trading price of the Group's ordinary shares may be volatile and subject to wide fluctuations. The ordinary share price may fluctuate as a result of a variety of factors, including the operating and share price performance of other companies in the industries and markets in which the Group operates; speculation about the Group's business in the press, media or the investment community; changes to the Group's sales or profit estimates; the publication of research reports by analysts; and general market conditions.

Dividends

The Group's policy is to declare and pay dividends if profits and funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and the Group's capital expenditure and other cash requirements and constraints at the time. The Board reviewed in late 2001 Cookson's near term dividend policy in conjunction with the finalisation of the £450 million secured multicurrency credit agreement and, as a consequence, it was agreed that no cash dividend would be paid in 2002 or until certain financial targets had been achieved. As a result, there can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount.

Risk related to the Rights Issue

Non-underwritten Rights Issue

The Rights Issue will not be underwritten, and therefore the Company may raise none or only some of the proceeds that it intends to raise. The inability to raise the proceeds required from the Rights Issue may have a material adverse effect on the Group's ability to realign its capital structure, refinance its current banking facilities, address future financial pressures and maintain capital expenditure and research and development investment.

PART 10: ADDITIONAL INFORMATION

1. Responsibility

The Directors whose names appear on page 4 of this document accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and share capital

(a) The Company was incorporated in England and Wales as a limited company on 12 November 1930 with the registered number 251977 and under the name of Goodlass Wall and Lead Industries Ltd. It changed its name to Lead Industries Group Ltd. on 30 December 1966 and re-registered as a public company as Lead Industries Group plc on 22 February 1982. It changed its name to Cookson Group plc on 1 September 1982.

(b) The registered and head office of Cookson, which is also the business address of the Directors, is The Adelphi, 1-11 John Adam Street, London WC2N 6HJ.

(c) The New Shares are expected to be provisionally allotted by a resolution of the Board on 5 August 2002 following the Extraordinary General Meeting, subject to and conditional upon the Resolutions being passed and the Rights Issue otherwise becoming unconditional.

(d) Subject to the first of the Resolutions to be proposed at the Extraordinary General Meeting being passed, the Company's share capital will be reorganised by subdividing and converting each Existing Share into one Reorganised Ordinary Share and one Deferred Share. Subject to the remaining Resolution at the Extraordinary General Meeting being passed: the Directors will be generally and unconditionally authorised to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £11,640,937 in connection with the Rights Issue such authority to expire (unless previously revoked, varied or renewed by the Shareholders in general meeting) at the conclusion of the annual general meeting of the Company to be held in 2003 or, if earlier, on the date 15 months from the passing of the Resolutions. On conclusion of the Rights Issue and assuming it has been taken up in full, the maximum amount of relevant securities which the Directors will have authority to allot will be £121,259,057, which represents 33.3 per cent. of the total ordinary share capital in issue as at 18 July 2002 (being the latest practicable date prior to the publication of this document).

(e) The authority pursuant to section 80 of the Act to be granted to the Directors at the Extraordinary General Meeting referred to in (d) above shall be additional to and distinct from the authority pursuant to section 80 of the Act granted to the Directors at the Company's Annual General Meeting on 25 April 2002.

(f) The authorised and issued share capital of Cookson on 18 July 2002, the latest practicable date prior to the publication of this document, is shown in (i) below and the authorised and issued share capital of Cookson immediately following the Rights Issue, assuming that the Share Capital Reorganisation occurs and that the Rights Issue is taken up in full, is shown in (ii) and (iii) below:

	Authorised			Issued	
	Number	Amount (£)		Number	Amount (£)
(i)	1,100,000,000	550,000,000	Ordinary Shares of 50p	727,558,546	363,779,273
(ii)	19,349,631,200	193,496,312	Ordinary Shares of 1p	1,891,652,219	18,916,522
(iii)	727,558,546	356,503,688	Deferred Shares of 49p	727,558,546	356,503,688

(g) Each Reorganised Ordinary Share will have the same rights (including voting and dividend rights and rights on a return of capital) as each Existing Share. Certificates for Existing Shares will remain valid for the same number of Reorganised Ordinary Shares arising on subdivision. No new certificates will be issued in respect of the Reorganised Ordinary Shares immediately following the sub-division. New certificates in respect of both the Reorganised Ordinary Shares and the New Shares will be issued following the conclusion of the Rights Issue. After despatch of definitive share certificates, certificates for Existing Shares will cease to be valid for any purpose whatsoever. The rights attaching to the Deferred Shares, which will not be listed, will render them effectively worthless. The Deferred Shares will carry no right to receive dividends or to vote. It is intended that they will be cancelled and an appropriate reserve created in due course.

(h) The Rights Issue is expected to result in the issue of up to 1,164,093,673 New Shares (assuming the Rights Issue is taken up in full), leading to an increase in the Company's issued share capital of up to £11,640,937. Even if not all the New Shares are taken up (whether by Qualifying Shareholders, or otherwise), those New Shares which have been taken up will be allotted.

(i) The New Shares will, when issued, be in registered form and will be capable of being held in certificated and uncertificated form.

(j) The provisions of section 89 of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are to be paid up in cash and will apply to the authorised but unissued share capital of the Company. The Rights Issue will be effected in accordance with the pre-emption provisions of section 89 of the Act.

(k) The Closing Prices for the first dealing day in each of the six months prior to the date of this document and for the last dealing day before the announcement of the Rights Issue were as follows:

Date	Existing share price (pence)
2 January 2002	92.5
1 February 2002	76.5
1 March 2002	82.5
2 April 2002	97.0
1 May 2002	86.5
5 June 2002	83.5
1 July 2002	47.5
18 July 2002	49.5

(l) As at 18 July 2002, the latest practicable date prior to the publication of this document, 372,441,454 Ordinary Shares remained authorised but unissued.

(m) As at 18 July 2002, the latest practicable date prior to the publication of this document, the following options to acquire Ordinary Shares have been granted to Directors and employees under the following Cookson Group Share Schemes:

Scheme	Existing number of Ordinary Shares under option	Exercise price range per share (pence)	Grant dates	Exercisable between
The Cookson Group Executive Share Option Scheme (1984)	73,691	145.5-201	Oct 92 to Oct 93	2002-03
The Cookson Group Overseas Executive Share Option Scheme (1986) (amended in 1997) (together with US schedule)	2,156,041	145.5-201	Oct 92 to Oct 93	2002-03
The Cookson Group Approved Executive Share Option Scheme (1992)	641,922	117-226	Oct 93 to Sep 01	2002-11
The Cookson Group Executive Share Option Scheme (1992) (unapproved)	33,821,209	78.5-257	Dec 92 to Mar 02	2002-12
The Cookson UK Executive Share Option Scheme (1995) (approved scheme)	149,799	256.5-293	Sep 95 to Sep 97	2002-07
The Cookson Executive Share Option Scheme (1995) (UK unapproved scheme and overseas schedule)	327,914	256.5-293	Sep 95 to Sep 97	2002-07
The Cookson UK Executive Share Option Scheme (1995) (amended in 1996)	632,623	78.5-305	Oct 95 to Feb 02	2002-12
The Cookson Overseas Executive Share Option Scheme (1995) (amended in 1996) (together with US Schedule)	20,998,932	131.5-281	Oct 95 to Mar 01	2002-11
The Cookson Group Share Savings Scheme (1991) (amended in 1999)	798,558	105-207	Oct 96 to Oct 00	2002-05
The Cookson Fukuda Share Savings Scheme (1995)	14,562	105-202	Sep 97 to Oct 00	2002-05
The Cookson Group International Share Savings Scheme (1992)	485,240	105-207	Oct 96 to Oct 00	2002-03
The Cookson Group US Stock Purchase Plan (1994) (amended in 2000)	3,004,116	50	Dec 01	2003
The Cookson Group (2001) Share Save Scheme	4,848,398	56	Dec 01	2004-06
The Cookson Fukuda (2001) Share Save Scheme	48,329	56	Dec 01	2004-06

Options granted under the 1992 Executive Schemes may only be satisfied out of existing Ordinary Shares held by the Trust. Options granted under all other schemes listed above may be satisfied by allotting further Ordinary Shares.

3. Articles of association

The articles of association of the Company include provisions to the following effect:

(a) Dividends

Cookson may by ordinary resolution declare dividends provided that no dividend will exceed the amount recommended by the Directors. Dividends must be paid out of profits available for distribution. If in the Directors' opinion the profits of Cookson justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend payable on the half-yearly or other dates prescribed. The Directors may also from time to time pay interim dividends on shares of any class of such amounts, on such dates, and in respect of such periods as they think fit.

The Directors may offer shareholders the right to elect to receive, in lieu of dividend (or part thereof), specific assets (and in particular new shares or debentures of any other company credited as fully paid). Before they can do this, the shareholders must have passed an ordinary resolution authorising the Directors to make the offer.

The Directors may retain any dividend payable on or in respect of a share on which Cookson has a lien and may apply the same in or towards satisfaction of the monies payable to Cookson in respect of that share.

Any dividend unclaimed after a period of 12 years after it was declared will be forfeited and revert to Cookson.

(b) Distribution of assets on winding up

If Cookson is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an extraordinary resolution of Cookson's shareholders and any other sanction required by law, divide among the members in kind, or otherwise than in cash, the whole or any part of Cookson's assets. This applies whether or not the assets consist of property of one kind, or properties of different kinds. For this purpose the liquidator can set such value as he deems fair upon any one or more class or classes of property, and can determine how the division will be carried out as between the members or different classes of members. The liquidator can also, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator decides. The liquidation of Cookson can then be finalised and Cookson dissolved. No past or present shareholders can be compelled to accept any shares or other property in respect of which there is a liability.

(c) Voting

Subject to the restrictions described below, on a show of hands every member who is present in person will have one vote regardless of the number of shares held. On a poll every member present in person or by proxy will have one vote for each share of which he is the holder. No member will, unless the Directors otherwise determine, be entitled in respect of any share held by him, to vote either personally or by proxy at a shareholders' meeting, or to exercise any other right conferred by membership in relation to shareholders' meetings if:

(i) any call, or other sum presently payable by him to Cookson in respect of that share, remains unpaid; or

(ii) he, or any person who appears to be interested in the shares held by him, has been served with a notice pursuant to section 212 of the Act, and is in default for the prescribed period.

(d) Variation of class rights

Whenever the share capital of Cookson is divided into different classes of shares, the special rights attached to any class may be varied or abrogated, subject to the provisions of the Act, either (a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or (b) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every separate meeting, the necessary quorum is two persons holding, or representing by proxy, not less than one-third in nominal value of the issued shares of the class (but at any adjourned meeting any holder of shares of the class present, in person or by proxy, will be a quorum). Any holder of shares of the class present in person or by proxy may demand a poll and every such holder will, on a poll, have one vote for every share of the class held by him.

(e) Issue of shares

Subject to the relevant legislation relating to authority, pre-emption rights and otherwise, and of any resolution of Cookson in general meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(f) Alteration of share capital

Cookson may from time to time by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii) cancel any shares which, at the date of the ordinary resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iv) subdivide its shares, or any of them, into shares of smaller amount.

Cookson may also purchase, or may enter into a contract under which it will or may purchase, any of its own shares (including any redeemable shares), but so that if there is in issue any shares convertible into equity share capital of Cookson, no purchase of its own shares will be made unless either the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase, or, the purchase has first been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Cookson may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner by special resolution, but only with and subject to any authority and/or consent required by law.

(g) Transfer of shares

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer must be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor will remain the holder of the shares concerned until the name of the transferee is entered in the register of members.

Uncertificated shares may be transferred in accordance with the Uncertificated Securities Regulations 1995, transfers being effected by means of a Relevant System (as defined in such Regulations).

The Directors may decline to recognise any instrument of transfer, relating to shares in certificated form, which is:

(i) not in respect of only one class of shares;

(ii) not lodged (duly stamped if required) at the place where the Company's register is located accompanied by the relevant share certificate(s), and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house, or by a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

The Directors may also, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion will not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

The Directors may also decline to recognise any allotment or transfer of shares which is in favour of more than four joint holders. If the Directors refuse to register an allotment or transfer, they will within two months after the date on which (a) the letter of allotment or transfer was lodged with Cookson; or (b) the operator instruction was received by Cookson (in the case of shares held in uncertificated form), send to the allottee or transferee notice of the refusal.

4. Major Shareholders

So far as the Company is aware, the following persons are interested, directly or indirectly, in 3 per cent. or more of Cookson's issued share capital as at 18 July 2002 (being the latest practicable date prior to the publication of this document) and, on the assumptions set out in Note (1) below, will be so interested immediately following the Rights Issue:

Shareholder	Number of Ordinary Shares before the Rights Issue	Percentage of issued share capital before the Rights Issue	Number of Ordinary Shares immediately following the Rights Issue[1]
Fidelity Investments Ltd	87,378,493	12.01	139,805,589
CGNU plc (including Morley Fund Management Ltd)	65,107,050	8.95	104,171,280
Franklin Resources Inc (including Templeton Worldwide Inc)	50,510,323	6.94	80,816,517
BriTel Fund Trustees Limited (Hermes Focus)	43,891,105	6.03	70,225,768
Aegon UK plc (including Scottish Equitable plc)	42,052,670	5.78	67,284,272
Henderson Global Investors Limited	36,413,646	5.00	58,261,834
AXA Investment Managers UK Ltd (on behalf of AXA SA)	28,272,166	3.89	45,235,466
Legal & General Investment Management Ltd	22,452,794	3.09	35,924,470

Notes:

(1) Shareholdings following the Rights Issue on the basis that each of the above Shareholders takes up his rights in full.

Save as disclosed in this paragraph 4, the Directors are not aware of any other person who is, or who will be, immediately following the Rights Issue, directly or indirectly interested in 3 per cent. or more of Cookson's issued share capital and no person can, will or could, directly or indirectly, jointly or severally exercise control over Cookson.

5. Directors of Cookson

(a) The Directors of Cookson and their functions in the Group are as follows:

Chairman (non-executive)

Sir Bryan Nicholson, Aged 70, *Chairman#°†**

Sir Bryan Nicholson joined the Company in 1998, and was appointed Chairman of the Board in October of that year; he is also Chairman of the Finance and Nominations Committees. Sir Bryan is Pro-Chancellor and Chairman of the Council, Open University, Chairman of The Financial Reporting Council Limited and is a non-executive director of Equitas Holdings Limited.

Executive Directors

Stephen Howard, Aged 49, *Group Chief Executive#°+~*

Stephen Howard was appointed Group Chief Executive in 1997, having been a Director of the Company since 1992. Mr. Howard joined the Group in 1985 and is a non-executive director of Slough Estates plc and Novar plc. Mr. Howard was formerly Joint Group Managing Director of the Company. Prior to joining the Company, Mr. Howard was a practising lawyer, in private practice, specialising in corporate merger and acquisition activities.

Gian Carlo Cozzani, Aged 61, *President/Chief Executive Officer of the Ceramics division+*

Gian Carlo Cozzani joined the Group in 1988 and became a Director in 1999. Prior to joining Cookson, Mr. Cozzani had spent 23 years with Exxon Chemical, with various responsibilities, ranging from sales to general management.

Dennis Millard, Aged 53, *Group Finance Director°+~*

Dennis Millard joined the Company and was appointed Group Finance Director in 1996. Mr. Millard is a non-executive director of ARC International plc. Before joining Cookson, Mr. Millard was Finance Director of Medeva plc, a UK based international pharmaceutical company. Prior to that Mr. Millard was Director of Finance and Planning of Plate Glass and Shatterprufe Industries, a major South African industrial group.

Raymond Sharpe, Aged 53, *Chief Executive Officer of the Electronics division+*

Raymond Sharpe joined the Group in 1984 and became a Director in 1995. He is also currently a non-executive director of S.P.S. Technologies, Inc. (US). Before joining Cookson, Mr. Sharpe held various positions at Singer Sewing Machine Company.

Non-executive Directors

Anthony Alexander, Aged 64†*

Anthony Alexander was appointed to the Board in 1996 and is Chairman of the Audit Committee. Mr. Alexander is deputy Chairman of Imperial Tobacco Group plc and a non-executive director of Misys plc.

June de Moller, Aged 55†*

June de Moller was appointed to the Board in 1999 and is Chairman of the Remuneration Committee. Mrs. de Moller is a non-executive director of London Merchant Securities plc, J Sainsbury plc and Archant Limited.

Richard Haythornthwaite, Aged 45†*

Richard Haythornthwaite was appointed to the Board in 1999. Mr. Haythornthwaite is Chief Executive Officer of Invensys plc and is a non-executive director of Imperial Chemical Industries plc and Lafarge SA.

Barry Perry, Aged 56†*

Barry Perry was appointed to the Board in January 2002. Mr. Perry is Chairman and Chief Executive Officer of Engelhard Corporation and is also a non-executive director of Arrow Electronics, Inc.

Notes:

- * Member of the Audit Committee
- ° Member of the Finance Committee
- # Member of the Nominations Committee
- † Member of the Remuneration Committee
- \+ Member of the Executive Committee
- ~ Member of the Chief Executive's Committee, together with any one or more members of the Executive Committee

(b) The full details of those companies and partnerships outside the Group of which the Directors have been directors or partners at any time during the five years prior to the date of this document are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Sir Bryan Nicholson	Action Centre for Europe Limited Ashley Gardens Management Company Limited Equitas Holdings Limited Equitas Limited Equitas Reinsurance Limited The Financial Reporting Council Limited Goal plc Guardwood Limited The Accountancy Foundation Limited The Kingswood Lawn Tennis Club Limited	GKN plc Gladstone Court (London) Management Limited LucasVarity plc Newsquest plc Revise.it Limited The British United Provident Association Limited
Stephen Howard	Novar plc Slough Estates plc	Aga Foodservice Group plc
Gian Carlo Cozzani	—	—
Dennis Millard	ARC International plc	—
Raymond Sharpe	S.P.S. Technologies, Inc.	Hisco Inc.
Anthony Alexander	Imperial Tobacco Group plc Misys plc The Knox D'Arcy Trust plc The Platinum Investment Trust plc	Inchcape plc Laporte plc Marley Limited Shanks Group plc
June de Moller	35 Cadogan Square Management Limited Aldeburgh Productions Archant Limited J Sainsbury plc London Merchant Securities plc The Home of Rest for Horses	Anglian Water plc Archant Regional Limited British Telecommunications plc BT Group plc Carlton Communications plc Lynx Group plc
Richard Haythornthwaite	Almeida Theatre Company Limited British-American Arts Association Limited Imperial Chemical Industries plc Invensys plc Lafarge SA	Blue Circle Industries plc Construction Products Association National Council of Building Material Producers Premier Oil plc Whitecliff Properties Limited
Barry Perry	Arrow Electronics, Inc. Engelhard Corporation	Centenary College Independent College Fund of New Jersey

(c) At the date of this document, no Director:

(i) has any unspent convictions in relation to any indictable offences;

(ii) has been bankrupt or entered into an individual voluntary arrangement;

(iii) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(iv) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(v) has had his assets the subject of any receivership or has been a partner in a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(vi) has been subject to any public criticism by any statutory or regulatory authority (including any designated professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

(d) The principal committees of the Board are the Audit, Remuneration, Finance and Nominations Committees. Each committee has written terms of reference agreed by the Board. In addition there are two further committees, details of which are given below

(i) Audit Committee

The Audit Committee members are the non-executive Directors, chaired by Anthony Alexander. The principal roles of the Audit Committee are to assist the Board in the discharge of its responsibilities in respect of statutory and other financial reporting and to help strengthen the independent position of the Company's auditors by providing a direct channel of communication between the auditors and the non-executive Directors. During the year under review, the Audit Committee reviewed, amongst other matters, the annual and interim results (including associated statements), the scope of the audit and its cost effectiveness and the extent to which the auditors' remuneration for non-audit services might affect the maintenance of independent objectivity in carrying out the audit. Internal audit and management control issues were also considered and the Group Head of Internal Audit was provided with direct access to the chairman of the Audit Committee.

(ii) Remuneration Committee

The Remuneration Committee members are the non-executive Directors, chaired by June de Moller. The Remuneration Committee's principal roles are to determine policy for senior executives and set the appropriate remuneration for the Executive Directors. The Remuneration Committee was formerly known as the Senior Remuneration and Succession Committee, but its title and terms of reference were changed by the Board in October 2001 to take account of the fact that succession issues are now dealt with by the Board as a whole.

(iii) Finance Committee

The Finance Committee was established in April 2001. It is chaired by the Chairman of the Board, its other members being the Group Chief Executive and Group Finance Director. Its purpose to date has been to oversee, approve and to keep the Board fully informed on all aspects of the refinancing of the Company's near term bank facilities. The Board approved the key components of the refinancing with the Finance Committee approving other aspects as necessary. The Finance Committee meets as and when required.

(iv) Nominations Committee

The Nominations Committee advises the Board on appointments, retirements and resignations from the Board. The Nominations Committee meets as required and is chaired by the Chairman of the Board, its other members being the Group Chief Executive and any two non-executive Directors.

(v) Executive Committee

The Executive Committee comprises the Executive Directors together with the Group Secretary and the chairman of the Precious Metals division and is chaired by the Group Chief Executive. The Executive Committee supports the Group Chief Executive in addressing Group-wide issues, reviewing performance and determining Group strategy.

(vi) Chief Executive's Committee

The Chief Executive's Committee consists of the Group Chief Executive, the Group Finance Director and at least one other Executive Director or member of the Executive Committee and is responsible for reviewing and approving capital expenditure, acquisitions and disposals at certain levels. Responsibility for day-to-day operational management is delegated to the divisional chief executives.

6. Directors' and others' interests

(a) The interests at the close of business on 18 July 2002 (being the latest practicable date prior to the publication of this document) of each Director (and persons connected with them within the meaning of section 346 of the Act) in the share capital of Cookson which (i) have been notified to Cookson pursuant to sections 324 or 328 of the Act; or (ii) are required to be entered in the register of Directors' interests maintained under the provisions of section 325 of the Act; or (iii) are interests of a connected person of a Director (within the meaning of section 346 of the Act) which would, if the connected person were a

Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known or could with reasonable diligence have been ascertained by that Director, were, and, on the assumptions set out in Note (2) below, immediately following the Rights Issue will be, as follows:

	Before the Rights Issue[(1)]		
Name of Director	Number of Ordinary Shares (Directors' registered holdings)	Number of Ordinary Shares (Directors total beneficial holdings)	Number of Ordinary Shares immediately following the Rights Issue[(1)(2)]
Anthony Alexander	—	100,000	160,000
Gian Carlo Cozzani	50,780	50,780	81,248
June de Moller	—	7,500	12,000
Richard Haythornthwaite	344	11,219	17,950
Stephen Howard	181,410	188,995[(1)]	302,392
Dennis Millard	111,252	128,752	206,003
Sir Bryan Nicholson	—	170,000	272,000
Barry Perry	—	—	—
Raymond Sharpe	—	135,597[(3)]	216,955

Notes:

[(1)] None of the Directors have any non-beneficial interests in Cookson's issued share capital other than Mr Howard. Of the 188,995 Ordinary Shares in which Mr Howard is interested, his wife is beneficially interested in 5,558 Ordinary Shares. Mr Howard is the beneficial holder of the remaining 183,437 Ordinary Shares in which he is interested.

[(2)] Shareholdings following the Rights Issue on the basis that each Director and his/her connected persons take up their rights in full.

[(3)] This figure does not include 38,525 Ordinary Shares represented by and held in the form of ADRs.

Taken together, the combined percentage interest of the Directors in the issued share capital of the Company prior to the Rights Issue is 0.114 per cent.

The Executive Directors as potential beneficiaries of the Trust have an interest in the 4,487,042 shares of the Company held by the Trust.

(b) As at the close of business on 18 July 2002 (being the latest practicable date prior to the publication of this document), the following options over Ordinary Shares had been granted to certain Directors and remain outstanding under the Cookson Group Share Schemes:

	Year of grant	Weighted average option exercise price (pence)	Earliest year in which exercisable	Latest year in which options expire	Ordinary Shares under option
Gian Carlo Cozzani	1993-2000	228	2002	2010	1,220,862
	2001	124	2004	2011	468,850
	2002	93.5	2005	2012	300,921
					1,990,633
Stephen Howard	1992-2000	219	2002	2010	3,218,349
	2001	124	2004	2011	1,101,723
	2002	93.5	2005	2012	741,015
					5,061,087
Dennis Millard	1996-2000	224	2002	2010	1,238,414
	2001	124	2004	2011	508,774
	2002	93.5	2005	2012	336,898
					2,084,086
Raymond Sharpe	1992-2000	219	2002	2010	1,980,517
	2001	50	2003	2003	6,953
	2001	124	2004	2011	638,889
	2002	93.5	2005	2012	429,714
					3,056,073

(c) Save as disclosed in this paragraph 6, none of the Directors nor any person connected with them (within the meaning of section 346 of the Act) has any interest in the share capital of Cookson or any of its subsidiary or associated undertakings. None of the Directors nor any person connected with them (within the meaning of section 346 of the Act) has any interest in any other securities of Cookson.

(d) None of the Directors has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group, and which was effected by any member of the Group during the current or immediately preceding financial year or during an earlier financial year and remains in any respect outstanding or unperformed.

(e) As at 18 July 2002, the latest practicable date prior to the publication of this document, there were no outstanding loans granted by any member of the Group to any Director nor were any guarantees provided by any member of the Group for the benefit of any Director.

7. Details of the Directors' service contracts

(a) Save as disclosed below, there are no existing or proposed service contracts between any Director and any member of the Group. In addition, no such contract has been or will be varied as a consequence of the Rights Issue. The main terms on which each of the Executive Directors named below is employed by and each of the non-executive Directors named below is appointed to the Group are set out below:

Executive Director	Party to service agreement
Gian Carlo Cozzani	Cookson Group plc, Vesuvius Crucible Company
Stephen Howard	Cookson Group plc, Cookson America Inc.
Dennis Millard	Cookson Group plc, Cookson America Inc.
Raymond Sharpe	Cookson America Inc.

Messrs. Cozzani, Howard, Millard and Sharpe have service agreements with two-year notice periods. Mr Millard's service agreement provides for termination by the Company or Cookson America Inc. with immediate effect on the making of a payment of salary and incentive compensation in lieu of notice. Having regard to the provisions of the Code, the Board and the Remuneration Committee have considered whether it is appropriate to include amongst their objectives a reduction of notice periods to one year or less. Both bodies believe that the issue should remain under review, although a reduction of Executive Directors' notice periods to one year or less is not considered to be in Shareholders' best interests at the present time.

The Board has determined that any new Executive Director would be appointed with a notice period not exceeding one year, although in certain circumstances, the Board would consider a longer initial fixed term.

Under the terms of their service agreements, Messrs. Cozzani, Howard, Millard and Sharpe are entitled to liquidated damages payments in the event of the termination of their employment otherwise than in accordance with their service agreements. The liquidated damages payment for Messrs. Howard, Sharpe and Cozzani is made up of an amount equal to the salary and incentive compensation which the Directors would have received during the term of their notice period as well as an entitlement to receive employee benefits (other than stock options and other similar savings benefits) and continued membership of any Company pension scheme for the term of their 24 month notice period.

The liquidated damages provisions in Mr Millard's service agreements provide for a payment calculated as being 66.67 per cent. of the total of (i) an amount equal to 24 months' salary, (ii) an amount equal to the value of providing the benefits to which Mr Millard was entitled at the termination of his employment for a period of 24 months from the termination of his employment and (iii) payments in respect of Mr Millard's entitlements under the annual incentive schemes, pro-rated to reflect his period of service up to the termination of his employment.

Each of the Executive Directors' service agreements also contain provisions entitling the Directors to compensation in the event of a material change to their terms and conditions of employment, duties, responsibility or status or a change of employer following a change of control.

The change of control provisions contained in Messrs. Howard and Sharpe's service agreements provide for a payment made up of (i) an amount equal to 24 months' salary and incentive compensation, (ii) compensation in respect of contributions into any pension or savings plans for the term of the 24 month notice period and (iii) entitlement to all benefits previously provided during the term of the notice period.

The change of control provisions contained in Mr Millard's service agreements provide for a payment calculated as being an amount equal to twice his annual salary and incentive compensation pro-rated to reflect his period of service up to the termination of his employment.

Mr Cozzani's service agreement contains a change of control provision providing for a payment made up of (i) an amount equal to 24 months' salary and incentive compensation, (ii) payments in respect of Mr Cozzani's entitlements under the annual incentive and mid-term incentive schemes, pro-rated to reflect his period of service up to the termination of his employment and (iii) compensation in respect of contributions which the Company would have made into any pension or savings plans in which Mr Cozzani was participating at the time of the termination of his employment in respect of a period of 24 months. He also remains entitled to receive the benefits to which he was entitled at the termination of his employment for a further period of 24 months.

The Executive Directors are entitled to receive the following principal benefits: the provision of a Company car, medical insurance, life assurance and disability insurance.

In accordance with the Code, each non-executive Director is appointed for an initial fixed term of approximately three years and, thereafter, subject to the approval of the Board, for a second three-year term. Non-executive Directors are not entitled to receive compensation for loss of office at any time. Sir Bryan Nicholson was appointed under an agreement capable of being terminated at twelve months' notice.

In addition, all Directors are subject to retirement, and election or re-election, in accordance with the Company's Articles of Association. The fees payable to the non-executive Directors are as follows:

Sir Bryan Nicholson	£181,500
Anthony Alexander	£28,000 plus £10,000 for chairing the Audit Committee
June de Moller	£28,000 plus £10,000 for chairing the Remuneration Committee
Richard Haythornthwaite	£28,000
Barry Perry	£28,000

(b) The total aggregate remuneration paid and payable and benefits in kind granted to the Directors by any member of the Group in respect of the year ended 31 December 2001 under any description whatsoever (excluding pension contributions) was £2,479,965. In addition the Executive Directors participate in pension arrangements. Mr. Millard participates in an Inland Revenue approved final salary occupational pension scheme which provides benefits up to a maximum of two-thirds of final pensionable salary at the normal retirement age of 62 years. Pensionable salary is based on his annual rate of basic salary, but this is limited to the earnings cap (currently £97,200 for 2002/03).

(c) It is estimated that under arrangements in force as at the date of this document, the aggregate amount to be paid and be payable to the Directors by any member of the Group in the year ending 31 December 2002 (excluding pension contributions and including bonuses and profit share payments in respect of the year) will be £2,494,708. There has been a salary freeze in place for most employees during the first half of 2002 and in some areas this will continue for the rest of the year. Executive Directors' base salaries are not expected to be increased during 2002.

(d) The remuneration (including salary and other benefits) of the Directors for the year ended 31 December 2001 was as follows:

Directors' Remuneration	Base salary and non-executive Directors' fees	Benefits in kind[2]	Annual incentive bonuses[3]	Long term incentive bonuses[4]	2001 Total remuneration	2000 Total remuneration
	£	£	£	£	£	£
Chairman (non-executive)						
Sir Bryan Nicholson	177,375	6,564	—	—	183,939	165,000
Executive Directors						
Gian Carlo Cozzani	324,082	80,543	63,909	—	468,534	705,314
Stephen Howard[1]	663,337	97,684	—[1]	—	761,021	1,555,816
Dennis Millard	310,760	21,980	74,419	—	407,159	652,731
Raymond Sharpe	384,669	52,321	93,380	—	530,370	821,921
Non-executive Directors						
Anthony Alexander	37,250	—	—	—	37,250	35,000
June de Moller	34,033	—	—	—	34,033	25,000
Richard Haythornthwaite	27,250	—	—	—	27,250	25,000
Greg Parkos (retired 31 December 2001)	30,409	—	—	—	30,409	35,000
Total Directors' remuneration[5]	1,989,165	259,092	231,708	—	2,479,965	4,020,782

Notes:

(1) The contractual salary of Mr. Howard in 2001 was $995,000 (2000: $925,000). Mr Howard informed the Remuneration Committee that he had decided, in light of the Group's performance, to waive his right to any potential bonus in respect of 2001. Consequently, Mr Howard received no annual incentive for 2001. If he had not waived his right, the annual incentive he could have received would have been 26 per cent of his base salary.

(2) Benefits in kind comprise mainly of the provision of a Company car, medical insurance, disability insurance and life assurance.

(3) The annual incentive bonuses awarded for 2001 relate only to the achievement of Group cashflow targets and to personal objectives. No bonus entitlement arose relating to Group profit or return on net asset targets as neither of these were met in 2001.

(4) Amounts due to each Director under long term incentive schemes are included as remuneration in the year in which they become entitled to receive payment. The final instalment under the 1995 – 1997 scheme, to which the Directors became entitled in 2000 and which were awarded 50 per cent. in cash and 50 per cent. in Company shares, are shown as part of remuneration in 2000. No bonus payments have been or will be paid to Executive Directors under the 1998 – 2000 scheme or 1999 – 2001 scheme as the necessary financial targets were not met for those periods.

(5) In addition to the above, ex gratia pensions of £9,285 (2000: £9,088) were paid to former Directors in 2001.

(6) Mr. Millard participates in the Group UK tax approved final salary pension arrangement. The Group has also made an unfunded promise to Mr Millard in relation to pension earnings above the earnings cap (£97,200 in the tax year 2002/03).

8. Details of Share Schemes

Some of the features of the Cookson Group Share Schemes are summarised below. All the schemes have a maximum life of 10 years, after which no further awards can be made. Exercise of options granted under the schemes described in paragraphs (a) to (f) below is generally subject to the satisfaction of performance conditions which are set at the date of grant. These currently relate to the Company's earnings per share.

Since 31 December 2001, a total of 9,362,848 options have been granted over Cookson's ordinary shares under the Executive Share Option Schemes, excluding those granted to the Executive Directors as noted above.

(a) The Cookson Group (Approved and Unapproved) Executive Share Option Schemes 1992

Under the Cookson Group (Approved and Unapproved) Executive Share Option Schemes (1992), options are granted over Ordinary Shares in the Company purchased in the market by the trustees. The terms of both the approved and unapproved schemes are similar and, except for minor differences, the main terms of the schemes are:

(i) Eligibility

Employees and full time Directors of the Company and any participating subsidiary are eligible to participate in the schemes.

(ii) Performance conditions

Options have been granted subject to any performance conditions based on earnings per share. Any performance conditions must be stated at the date of grant. The Directors may in their discretion waive, vary or amend any such performance condition.

(iii) Individual limits

Under the Approved scheme, participants may not hold tax approved options granted under this scheme (or any other Inland Revenue approved scheme) over more than £30,000 worth of shares as valued at the date the options were granted.

(iv) Company change of structure

In the event of a take-over, winding up, reconstruction or amalgamation of the Company, options may be exercised within a limited period after which they usually lapse. In addition, in the event of a take-over or reconstruction, an option holder may be given the opportunity of exchanging his options for options over shares of the acquiring company.

(v) Schedule for US Employees

The Cookson Group (Approved and Unapproved) Executive Share Option Schemes (1992) have a special schedule which allows the Company to grant options to its US employees. Under this schedule, an employee may be granted either a non-qualified option or an incentive stock option under the US Internal Revenue Code of 1986, as amended.

(b) The Cookson UK Executive Share Option Scheme 1995

The Cookson UK Executive Share Option Scheme 1995 (the "UK Scheme") is a UK Inland Revenue approved scheme under which options over Ordinary Shares are granted to eligible participants. Its principal terms are:

(i) Eligibility

The directors may select any director or employee or any member of the Cookson Group who works at least 20 hours per week (25 hours in the case of a director) other than anyone within 2 years of retirement or anyone with a material interest in a close company who is therefore prohibited from participating due to UK Inland Revenue rules.

(ii) Individual limits

Participants may not hold tax approved options under this scheme (or any other Inland Revenue approved scheme) over more than £30,000 worth of shares as valued at the date the options were granted.

(iii) Company change of structure

On the occurrence of a take-over, scheme of arrangement, merger or other corporate re-organisation, options can generally be exercised early. Alternatively, participants may be allowed to exchange their options and/or awards for options or awards over shares in the acquiring company. Performance conditions, where relevant, will not apply in these circumstances.

(c) The Cookson Executive Overseas Share Option Scheme 1995

The Cookson Executive Overseas Share Option Scheme 1995 (the "Overseas Scheme"), under which options over the Company's ordinary shares are granted, has provisions similar to those of the UK Scheme. The principal differences from the UK Scheme are:

(i) Eligibility

To be eligible to participate under the Overseas Scheme, a person must be a Director or employee of the Group.

(ii) US schedule

The Overseas Scheme contains a schedule containing additional provisions for US participants, including:

(aa) options granted to US employees may be either tax qualified incentive stock options or non-qualified options;

(bb) options may be granted to US employees even though they may be within 2 years of retirement; and

(cc) prior to being granted any options, US employees may be obligated to agree to certain restrictions on the sale of shares following the exercise of options.

The Company also has a 1984 executive share option scheme and the CG-Cookson Matthey Ceramics Executive Share Option Scheme (1995), which have similar terms to the UK Scheme and a 1986 Overseas Share Option Scheme (with a US appendix (1988)) and the CG-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (1995), which have terms similar to the the Overseas Scheme. No further options can be granted under these schemes.

(d) Savings Related Share Option Schemes ("SAYE schemes")

(i) The Company has the following SAYE schemes:

The Cookson Group Share Savings Scheme (1991) (as amended in 1999);

The Cookson Group International Share Savings Scheme (1992);

The Cookson Group 2001 Sharesave Scheme;

The Cookson Fukuda Share Saving Scheme (1995); and

The Cookson Fukuda 2001 Sharesave Scheme.

The Company also has a new International SAYE scheme (2001) approved by its shareholders, but has not yet granted any options under it.

No further options can be granted under the Cookson Group Share Savings Scheme (1991) (as amended in 1999) or the Cookson Group International Share Savings Scheme (1992).

(ii) General operation of SAYE Schemes

Under the SAYE schemes, employees have the opportunity to purchase ordinary shares in the Company at a discounted price of up to 20 per cent. by using their savings together with an additional tax free bonus at the end of their saving period. The schemes usually operate in conjunction with a three- or five-year savings contract and options are granted at a discount of up to 20 per cent. of the market value of the shares at the date of grant. Employees who have entered into this contract must make monthly savings of between £10 and £250.

(iii) The Cookson Group International Share Saving Scheme

The Cookson Group International Share Saving Scheme is for employees based outside the United Kingdom. The principal differences of the international scheme as compared to the SAYE schemes for UK employees are:

(aa) Arrangements are made with a local bank (or other financial institution) for employees to pay in regular amounts between the equivalent of £10 and £250 in the local currency.

(bb) Shares can be acquired at the end of the savings term (3 or 5 years) at the option price with the relevent number of monthly contributions and a 'notional' bonus equivalent to the UK bonus.

(cc) Where savings are not sufficient to purchase the maximum number of shares subject to option, option holders can make up any shortfall.

(iv) The Fukuda Share Savings Schemes

Due to UK tax legislation and Inland Revenue practice, it was not possible to amend the 1991 Cookson Group Share Savings Scheme so as to extend it to employees of Cookson Fukuda Ltd. Therefore, a specific scheme was set up to enable options over Ordinary Shares of Cookson to be granted to Cookson Fukuda's employees. The primary provisions of the Fukuda schemes are similar to the Cookson Group SAYE schemes.

(g) The Cookson Group US Stock Purchase Plan 1994

This plan is designed to qualify under section 43 of the US Internal Revenue Code of 1986, as amended. Under this plan, individuals may not be granted options under the plan if they own ordinary shares constituting 5 per cent. or more of the voting power of the Group.

(i) An eligible employee or Director who applies for an option under the plan must agree to savings being deducted from his or her net pay. Regular deductions are made over a one-year period (not more than $5,000 in any year). Shares may only be acquired under the Plan on exercise of the option using the savings together with interest on such savings, although participants may supplement their savings from their own funds if, due to exchange rate movements, they cannot purchase the full number of shares subject to their option.

(ii) The price payable for each Ordinary Share will be a price in sterling determined by the Directors, provided that it will not be less than 85 per cent. of the middle market quotation of the ordinary shares on the date of grant.

(iii) An option grant under the Plan will normally be exercised 15 months after the date of grant provided the option holder is still employed by the Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company's retirement plan or where of the business which employs the option holder who is transferred out of the Group. Special exercise provisions also apply in the event of a take-over, reconstruction or winding-up of the Group.

(h) All Employee Share Ownership Plan 2001

The Group has obtained shareholder approval in respect of a new All Employee Share Ownership Plan. However the Group has not yet made any awards under this Plan.

Under this Plan, employees may be offered free, partnership and/or matching shares, as decided by the Directors of the Company each time they make awards under the Plan. The Plan may also offer dividend reinvestment. This will allow the Directors to implement the Plan in the way they consider most appropriate for the Group.

The Plan operates in conjunction with a trust which will hold ordinary shares on behalf of the participants. When awards are made under the Plan, all eligible employees must be invited to participate. In addition, the Directors may offer participation to any other employees.

9. Taxation

UK Taxation

The following paragraphs summarise advice received by the Directors as to the position of Qualifying Shareholders who are resident or ordinarily resident for tax purposes in (and only in) the United Kingdom (except where the position of a non-UK resident Shareholder is expressly referred to) and who hold their shares beneficially and as an investment. They are based on UK law and Inland Revenue practice current at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They do not constitute tax advice and are only a general guide. Qualifying Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should obtain their own tax advice.

(a) Taxation of capital gains

(i) Share Capital Reorganisation

For the purposes of UK taxation of capital gains, the subdivision and conversion of the Existing Shares into Reorganised Ordinary Shares and Deferred Shares in accordance with Part 2 of this document will be regarded as a reorganisation of Cookson's share capital. Accordingly Shareholders will not be treated as having disposed of their shareholding and no liability to UK tax on capital gains should arise in respect of the subdivision. The Reorganised Ordinary Shares and the Deferred Shares will be treated as acquired when the Existing Shares were acquired. The base cost of the Existing Shares will be divided between the Reorganised Ordinary Shares and the Deferred Shares in proportion to the respective market values of those shares on the first day of dealing in the Reorganised Ordinary Shares on the London Stock Exchange.

(ii) New Shares acquired under the Rights Issue

For the purposes of UK taxation of capital gains, the issue of the New Shares by Cookson will be regarded as a reorganisation of Cookson 's share capital. Accordingly, to the extent that Qualifying Shareholders take up all or part of their rights under the Rights Issue in respect of their shareholding of Reorganised Ordinary Shares they will not be treated as having disposed of that shareholding and no liability to UK tax on capital gains in respect of the New Shares should arise if they take up their entitlement to the New Shares in full. Instead their holding of Reorganised Ordinary Shares and their New Shares will be generally treated as a single asset ("New Holding"), acquired at the time they are deemed to have acquired their holding of Reorganised Ordinary Shares (save that, where an individual's holding of Reorganised Ordinary Shares is treated as consisting of more than one asset for tax purposes, the New Shares acquired will be attributed pro rata to those existing assets). For the purpose of computing any gain or loss on a subsequent disposal by a Qualifying Shareholder of any shares comprised in their New Holding, the subscription amount paid for the New Shares will be added to the base cost of their holding(s) of Reorganised Ordinary Shares.

If Qualifying Shareholders sell or otherwise dispose of all or some of the New Shares allotted to them or of their rights to subscribe for them, or if they allow all or any part of their rights to lapse and receive a cash payment in respect of them, they may, depending on the circumstances, incur a liability to UK taxation of capital gains. However, if the proceeds resulting from a lapse or disposal of the rights do not exceed whichever is the greater of £3,000 or 5 per cent. of the market value (as at the date of disposal or lapse) of the Reorganised Ordinary Shares in respect of which the rights arose, the Qualifying Shareholders will not generally be treated as making a disposal for the purposes of UK tax on capital gains; instead, the proceeds will be deducted from the acquisition cost of the holding of Reorganised Ordinary Shares.

(iii) Indexation Allowance/Taper Relief

The following paragraphs deal separately with the positions of corporate and non-corporate Qualifying Shareholders:

(aa) *Corporate Qualifying Shareholders*

Qualifying Shareholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the New Holding, although for the purposes of calculating the indexation allowance on any disposal of the New Holding, the expenditure incurred in subscribing for the New Shares will be treated generally as incurred only when the Shareholder made payment, not at the time the Reorganised Ordinary Shares were deemed to be acquired.

(bb) *Non-corporate Qualifying Shareholders*

For disposals by individuals, personal representatives or trustees, the indexation allowance was frozen by reference to the Retail Price Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since 6 April 1998 and on whether that asset qualified for the business or non-business rate of taper. The deemed period of ownership (since 6 April 1998) of the holding of Reorganised Ordinary Shares is taken into account when assessing the availability of taper relief.

(iv) Non-UK resident shareholders

In so far as Qualifying Shareholders who are not resident or ordinarily resident in the UK are within the charge to UK taxation of capital gains, the tax treatment of the Share Capital Reorganisation and the Rights issue should be as set out for UK resident holders at (a) (i), (ii) and (iii) above.

Subject to the provisions set out below in relation to temporary non-residents, Qualifying Shareholders who are not resident or ordinarily resident in the United Kingdom will not normally be liable for UK tax on capital gains unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Existing Shares or New Holding are or have been used or held by or for the purposes of the branch or agency.

If a Qualifying Shareholder is liable for UK tax on capital gains such a Qualifying Shareholder might, depending on the circumstances, be liable to UK tax on capital gains on any disposition of the New Holding.

A Qualifying Shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of all or part of the New Holding during that period may be liable on their return to UK taxation on capital gains arising during the period of absence, subject to any available exemption or relief.

(b) Stamp duty and SDRT

(i) Subject to the points in the following paragraphs, no stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or split letters of allotment or on the issue of definitive share certificates in respect of both the Reorganised Ordinary Shares and the New Shares.

(ii) A purchase of all or some of the Nil Paid Rights or Fully Paid Rights held in CREST or represented by a Provisional Allotment Letter or a split letter of allotment on or before the latest time for registration of renunciation will not generally be liable to stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5 per cent. of the amount of consideration payable.

Where such a purchase is effected through a stockbroker or other financial intermediary, that person will normally account for the liability to SDRT and will indicate that this has been done in any contract note issued to the purchaser. In other cases, the "accountable person", usually the purchaser, must account to the UK Inland Revenue for the SDRT.

(iii) No stamp duty or SDRT will be payable on registration of Provisional Allotment Letters or split letters of allotment, whether by the original holders or their renouncees. Any dealings in New Shares after the latest time for registration of renunciation will be subject to stamp duty and SDRT in the normal way.

(iv) The transfer on sale of New Shares or Reorganised Ordinary Shares will generally give rise to a liability, usually met by the purchaser, to *ad valorem* stamp duty at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the amount or value of consideration paid. An agreement to transfer the New Shares or Reorganised Ordinary Shares will generally give rise to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable, such SDRT generally being payable by the transferee or purchaser. The liability to SDRT will be cancelled or any SDRT paid refunded if the agreement is completed by a duly stamped transfer within 6 years of either the date of the agreement or (if the agreement is conditional) the date when the agreement became unconditional.

(v) No stamp duty or SDRT will arise on a transfer of New Shares or Reorganised Ordinary Shares into CREST provided, in the case of SDRT, the transfer is not for money or money's worth. A transfer of New Shares or Reorganised Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable, which will be collected in CREST (such SDRT generally being payable by the transferee or purchaser).

(vi) Where New Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, then stamp duty or SDRT will be payable at a higher rate of 1.5 per cent of the consideration payable (rounded up in the case of stamp duty to the nearest £5), or in certain circumstances, the value of the New Shares. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent) to apply to the issue or transfer of shares into, and to transactions within, such services instead of the higher rate applying to an issue or a transfer of shares into the clearance service.

The above statements are intended only as a general guide to the current position of UK and non-UK resident shareholders. Transfers to certain categories of person are not liable to stamp duty or SDRT.

For the avoidance of doubt, neither the Company nor the Managers will be liable for any stamp duty or SDRT arising pursuant to the Share Capital Reorganisation or the Rights Issue or otherwise.

(c) Taxation of dividends

Under current UK tax legislation, Cookson is not required to withhold tax at source when paying a dividend to UK or non-UK resident shareholders.

Individual shareholders resident for tax purposes in the United Kingdom are entitled to a tax credit equal to 10 per cent. of the total of the dividend received and the tax credit ("Gross Dividend") (or one-ninth of the amount of the dividend received). The Gross Dividend is treated as the top slice of such individual's income. In the case of individual shareholders who are not subject to UK income tax at a rate greater than the basic rate, the tax credit discharges their liability to income tax in respect of the Gross Dividend. The higher rate of income tax on Gross Dividend income is 32.5 per cent. Higher rate taxpayers are able to offset the tax credit against their liability to tax on their Gross Dividend income and therefore have a further liability to income tax of 22.5 per cent. of the Gross Dividend (to the extent that the Gross Dividend falls above the threshold for higher rate income tax).

An individual shareholder who is a Commonwealth citizen, a national of a European Economic Area State, a resident of the Isle of Man or the Channel Islands, or falls into certain other categories, and who otherwise has a liability to UK income tax, is entitled to a tax credit, as if he or she were resident for tax purposes in the United Kingdom, which he or she may set off against his or her total UK income tax liability.

No individual UK resident shareholder is able to claim any repayment of the tax credit from the Inland Revenue unless it relates to shares held in an individual savings account or a personal equity plan and the related dividend is paid prior to 6 April 2004.

A UK resident corporate shareholder is not generally liable to UK corporation tax on any dividend received and cannot generally reclaim from the Inland Revenue tax credits attaching to dividend payments on UK equities.

Other UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004. Non-UK resident shareholders will generally not be able to claim repayment of the tax credit from the Inland Revenue. A shareholder who is not resident in the United Kingdom should consult his or her own tax adviser as to whether he or she is entitled to a payment in respect of the tax credit, the procedure for claiming it and his or her tax liability on the dividends in the jurisdiction in which he or she is resident.

(d) UK inheritance tax

The Existing Shares and New Shares comprise assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, a gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs, and the application of any relevant estate tax treaty) give rise to a liability for UK inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under special rules relating to long residence or previous domicile. However, UK inheritance tax is not generally chargeable on gifts made more than seven years before the death of the donor. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to trusts and close companies and to gifts where the donor reserves or retains some benefit.

The above comments are only a guide to the general position under UK law and practice and may not apply to certain shareholders, such as dealers in securities. If you are in any doubt as to your tax position, you should consult your own professional adviser without delay.

US Taxation

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of Nil Paid Rights, Fully Paid Rights and New Shares by a US Holder (as defined below). This summary only applies to initial US Holders that hold the Nil Paid Rights, Fully Paid Rights and New Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Nil Paid Rights, Fully Paid Rights or New Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. of the voting stock of the Company or are resident or ordinarily resident in the United Kingdom, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Nil Paid Rights, Fully Paid Rights or New Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Nil Paid Rights, Fully Paid Rights or New Shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The summary assumes that the Company is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which the Company believes to be the case. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The summary of US federal income tax consequences set out below is for general information only. All prospective purchasers should consult their tax advisers as to the particular tax consequences to them of owning the Nil Paid Rights, Fully Paid Rights and New Shares, including their eligibility for the benefits of the treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Share Capital Reorganisation

The exchange of the Existing Shares for Reorganised Ordinary Shares and Deferred Shares will be characterised as a recapitalisation for US federal income tax purposes. Consequently, US Holders will not recognize gain or loss as a result of the Share Capital Reorganisation. The holding period of the Reorganised Ordinary Shares and

Deferred Shares will include the holding period of the Existing Shares surrendered in the exchange. The basis of the Existing Shares should be allocated between the Reorganised Ordinary Shares and the Deferred Shares in proportion to their respective fair market values. Since the Deferred Shares are intended to be rendered effectively worthless, the entire basis should be allocable to the Reorganised Ordinary Shares. US Holders who receive Reorganised Ordinary Shares and Deferred Shares in the Share Capital Reorganisation must maintain permanent records showing the cost or other basis of the transferred property and the amount of shares received in the exchange.

Rights issue

US Holders will not recognise income upon the distribution of Nil Paid Rights under the Rights Issue. A US Holder's basis in the Reorganised Ordinary Shares must be allocated between the Reorganised Ordinary Shares and the Nil Paid Rights in proportion to their fair market values on the date of the distribution. If the fair market value of the Nil Paid Rights on that date is less than 15 per cent. of the fair market value of the Reorganised Ordinary Shares, the basis of the Nil Paid Rights shall be zero unless an irrevocable election is made at the time of distribution to allocate a portion of the basis of the Reorganised Ordinary Shares to the Nil Paid Rights. This election shall be made in a statement attached to a US Holder's tax return for the taxable year in which the Nil Paid Rights are received.

A US Holder that holds Fully Paid Rights as a result of the exercise of Nil Paid Rights will be treated as the owner of the New Shares allocated to those Fully Paid Rights. A US Holder will recognise no taxable income upon receipt of New Shares pursuant to the exercise of Nil Paid Rights. The US Holder's adjusted basis of the New Shares will be equal to the basis the US Holder had in the Nil Paid Rights plus the US dollar value of the Issue Price determined generally at the spot rate on the date of purchase. The holding period of the New Shares will begin on the date of exercise.

Dividends

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the New Shares and thereafter as capital gain. The Company will not determine its earnings and profits under US federal income tax principles, and, therefore, US Holders will be unable to determine whether distributions will be considered in excess of current and accumulated earnings and profits.

Foreign currency dividends

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of UK tax credit

Under current UK law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from the Company is entitled to claim an income tax credit in the UK equal to one-ninth of the dividend paid. Although a US Holder that receives a dividend from the Company will not be entitled to this UK tax credit, under the Treaty the US Holder may treat an amount equal to this credit (the "Tax Credit Amount") as a tax paid to the UK taxing authorities, for which the US Holder may claim a US foreign tax credit (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with its income tax return for the relevant year.

A US Holder that makes the election on Form 8833 described above must include the Tax Credit Amount in its income and subject to certain limitations, will generally be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, equal to the Tax Credit Amount. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the New Shares for at least sixteen days in the thirty-day period beginning fifteen days before the ex dividend date, or (ii) holds the New Shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

A new income tax treaty between the United States and the United Kingdom (the "New Treaty") has been signed but not ratified. Under the New Treaty, US Holders will no longer be entitled to a foreign tax credit in respect of the Tax Credit Amount. The New Treaty will apply to dividends paid or credited on or after the first day of the second month following the date on which the New Treaty enters into force. A US Holder may elect to continue to apply the terms of the current Treaty for an additional twelve-month period after the New Treaty enters into force. It is not clear when the New Treaty will enter into force.

US Holders that are accrual basis taxpayers must translate UK taxes into US Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US Dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for UK taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of making the election on Form 8833 described above and the New Treaty.

Sale or other disposition

Upon a sale or other disposition of Nil Paid Rights, Fully Paid Rights or New Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value (determined on the date of sale or, in the case of cash basis or electing accrual basis taxpayers, the settlement date) of the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Nil Paid Rights, Fully Paid Rights or New Shares. This capital gain or loss will be long term capital gain or loss if the US Holder's holding period in the Nil Paid Rights, Fully Paid Rights or New Shares exceeds one year. For a noncorporate US Holder, the maximum long term capital gains rate is 20 per cent., which is further reduced to 18 per cent. if the Nil Paid Rights, Fully Paid Rights or New Shares have been held for more than five years. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be US source.

A US Holder that receives a premium with respect to unexercised Nil Paid Rights may be treated for tax purposes as having sold the Nil Paid Rights or as having exercised the Nil Paid Rights and sold the New Shares. In either case, the US Holder will be taxed as described in the preceding paragraph, except that if the US Holder is treated as having sold the New Shares, it will recognize a short term capital gain regardless of its holding period in the Nil Paid Rights. If Lazard, Cazenove and Merrill Lynch are not able to procure subscribers for the non-exercised Nil Paid Rights, the US Holder will recognize a capital loss equal to the US Holder's basis in the Nil Paid Rights, which will be a long term capital loss if the holding period of the Nil Paid Rights exceeds one year or the date of lapse.

If a US Holder receives pounds sterling upon a sale or other disposition, the US Holder will have a tax basis in the pounds sterling received equal to the US dollar amount realized and may realize foreign currency gain or loss on a subsequent conversion of the pounds sterling into US dollars. Any such foreign currency gain or loss generally will be US source ordinary income or loss for foreign tax credit limitation purposes.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to Nil Paid Rights, Fully Paid Rights or New Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. US Holders can claim a credit against their US federal income tax liability for the amount of any backup withholding and a refund for any excess amount.

10. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by the Company or members of the Cookson Group in the two year period immediately preceding the date of this document and are, or may be, material or (ii) have been entered into at any time and contain provisions under which the Company or one or more members of its Group has an obligation or entitlement which is material to the Group as at the date of this document:

(a) Financing Agreement

On 21 December 2001, Cookson entered into a £450 million Secured Multicurrency Credit Agreement (the "Credit Agreement") with Barclays Bank PLC and Citibank NA as co-ordinators, Lloyds TSB Capital Markets as facility agent and security agent and the financial institutions named therein as lenders and various subsidiaries of Cookson as joint and several guarantors. Further details of the Agreement are set out in Part 7 under the heading "Group financing and consignment arrangements".

(b) US private placement notes and Convertible Bonds

Cookson issued US private placement notes in 1997 and 2000 and Convertible Bonds due 2004 which are more fully described in Part 7 under the heading "Group financing and consignment arrangements".

(c) Managers' Agreement

On 19 July 2002, Cookson and the Managers entered into a Managers' Agreement pursuant to which:

(i) the Managers have agreed, subject to certain conditions (see paragraph (iv) below), severally to use reasonable endeavours to procure subscribers for the New Shares (or as many as possible of them) not taken up in the Rights Issue, at a price per New Share which is not less than the Issue Price. Each of the Managers' obligation to use its reasonable endeavours to procure subscribers shall expire at 3.00 pm on the fourth dealing day after the latest time and date for acceptance and payment under the Rights Issue, unless the Managers prior to such time, following consultation with the Company, consider it unlikely that any subscribers could be so procured at such price by such time, in which event the Managers' obligation will then expire. In the event that the Managers are unable to procure subscribers for all of the New Shares not taken up by 3.00 pm on the fourth dealing day following the Acceptance Date, the Managers are under no obligation to subscribe themselves for any of the New Shares not taken up;

(ii) the Company has agreed to pay the Managers, for every £25 million in gross proceeds raised above £100 million, a managers' commission of £800,000 in aggregate, pro-rated for any part of £25 million in gross proceeds raised above £100 million. No managers' commissions will be paid if the gross proceeds of the Rights Issue do not exceed £100 million. On the basis that the Company raises the full proceeds from the Rights Issue, the Company has agreed to pay managers' commissions to the Managers of £6.1 million in aggregate. The Company has also agreed to reimburse the Managers the amount of any costs and expenses (together with any relevant value added tax) properly and reasonably incurred by them in relation to the Rights Issue;

(iii) Cookson has given certain representations, warranties and undertakings to the Managers. Cookson has also given certain indemnities to the Managers;

(iv) the obligations of the Managers under the Managers Agreement are conditional on, amongst other things:

  (aa) the passing of the Resolutions (without material amendment) at the EGM (and not, except with the written agreement (such agreement not be unreasonably withheld or delayed) of the Managers, at any adjournment of such meeting); and

  (bb) Commencement of Trading occurring not later than 8.00 a.m. on the first Dealing Day after the EGM (or such later time and date as the Company and the Managers may agree);

(v) each of the Managers can terminate its obligations under the Managers' Agreement in certain circumstances prior to the Commencement of Trading, including, amongst other things, in the event of:

  (aa) a material adverse change in, or any development reasonably likely to involve a prospective material adverse change in or affecting, the condition, business prospects, earnings, business affairs, properties or results of the Company or any other member of the Group; or

  (bb) certain force majeure events.

In addition, under the Managers' Agreement, the Company has agreed not (without the prior written consent of the Managers, such consent not to be unreasonably withheld or delayed) to issue new shares (other than pursuant to the exercise of existing options under the Cookson Group Share Schemes) for 180 days after the last date for acceptance under the Rights Issue or the date on which the Managers' Agreement terminates, whichever is earlier.

11. The Company and its subsidiaries

Cookson is the holding company of the Group. The following table shows the principal subsidiaries of Cookson, being those which are considered by Cookson to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group. Unless otherwise indicated, each is a wholly owned subsidiary of Cookson.

Name of subsidiary	Registered office	Country of registration	Principal activity
Cookson America, Inc.	1209 Orange Street, Wilmington, Delaware 19801	United States	Holding Co.
Cookson Australia Pty Ltd.	Sturdee Avenue, Lot 2, Bulli, New South Wales 2516	Australia	Holding Co.
Cookson Ceramics Ltd.	The Adelphi, 1-11 John Adam Street, London WC2N 6HJ	England and Wales	Holding Co.
Cookson (Europe) SA	Case Postale 42, Route du Mont-Carmel, Givisiez (Fribourg), CH-1762	Switzerland	Holding Co.
Cookson Investments, Inc.	103 Foulk Road, Suite 202, Wilmington, Delaware, 19803	United States	Holding Co.
Cookson Investments Ltd.	The Adelphi, 1-11 John Adam Street, London WC2N 6HJ	England and Wales	Holding Co.
Cookson Singapore Pte Ltd.	150 Kampong Ampat, K A Centre # 05-08, Singapore 368324	Singapore	Trading Co.
Cookson Overseas Ltd.	The Adelphi, 1-11 John Adam Street, London WC2N 6HJ	England and Wales	Holding Co.
Fry's Metals Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801	United States	Electronics Trading Co.
Polyclad Laminates, Inc.	2 Oliver Street, Boston, Mass. 02109	United States	Electronics Trading Co.
Speedline Technologies Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801	United States	Electronics Trading Co.
Stern/Leach Company	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801	United States	Precious Metals Trading Co.
Stern Metals, Inc.	123 Dyer Street, Providence, Rhode Island, 02903	United States	Precious Metals Trading Co.
Vesuvius Crucible Company	103 Foulk Road, Suite 202, Wilmington, Delaware, 19803	United States	Ceramics Trading Co.
Vesuvius United States Corporation	208 South LaSalle Street, Chicago, Illinois, 60604	United States	Ceramics Trading Co.
Wilkes-Lucas Ltd.	The Adelphi, 1-11 John Adam Street, London WC2N 6HJ	England and Wales	Holding Co.

12. Litigation

Neither Cookson nor any member of the Group is or has been involved in any legal or arbitration proceedings which have had during the twelve months prior to the date of this document, or, so far as the Directors are aware, may have a significant effect on the Group's financial position and, so far as the Directors are aware, no such proceedings are pending or threatened by or against any member of the Group.

Several companies within the Group are parties to legal proceedings (see Risk Factors in Part 9 of this document). Although the outcome of litigation can never be predicted with certainty, the Directors believe, taking into account legal advice received and the Group's financial provisions, including insurance arrangements, that none of the currently pending litigation will, either individually or in the aggregate, have a material adverse effect on the Group's financial position or results of operations.

13. Significant change

There has been no significant change in the financial or trading position of the Group since 30 June 2002, the date to which the latest interim financial information for the Group was prepared.

14. Working capital

Having regard to bank and other facilities available to the Group, the Board is of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of publication of this document.

15. Consents

(a) KPMG Audit Plc has given and has not withdrawn its written consent to the inclusion in this document of its reports and the references thereto in the form and context in which they appear and has authorised the contents of those reports for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

(b) Lazard Capital Markets and Lazard Brothers & Co., Limited have each given and not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they appear.

(c) Cazenove has given and has not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they appear.

(d) Merrill Lynch has given and has not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they appear.

16. Explanation of terms used in Parts 1, 6 and 7 of this document

(a) Total turnover from continuing operations is the turnover of Group subsidiaries plus the Group's share of turnover of joint ventures, excluding discontinued operations.

(b) Unless specifically stated otherwise, references to "operating profit" or "operating loss" in Parts 1, 6 and 7 of this document relate to operating profit or loss before exceptional items and goodwill amortisation.

(c) Group operating profit or loss from continuing operations is the aggregate of the net operating profit or loss of Group subsidiaries and the Group's share of the operating profit or loss of joint ventures, before goodwill amortisation and exceptional items and excluding discontinued operations.

(d) Organic growth in turnover and operating profit or loss relates to management's calculation of the underlying percentage change from the prior year to the current year, after excluding the impact of acquisitions, discontinued operations and foreign currency translation. Operating profit or loss excludes exceptional items and goodwill amortisation. To calculate the percentage change from the prior year to the current year, the following adjustments are made:

From total turnover and operating profit or loss of the current year, the following are excluded: (a) the total turnover and operating profit or loss of any acquisitions in the current year; (b) in respect of any acquisitions made in the prior year, the unaudited turnover and operating profit or loss for the part of the current year which equates to the pre-acquisition period of the prior year; and (c) the total contribution to turnover and operating profit or loss from operations discontinued in the current year.

In respect of the prior year results, the contribution to turnover and operating profit or loss from any discontinued operations are excluded from the total turnover and operating profit or loss of that year, with the resulting net figures being retranslated using the current year's average exchange rates.

Average organic growth rates are calculated by adding the year-on-year organic growth rates during the period and determining the mean of these rates.

17. Miscellaneous

(a) The total costs and expenses of, or incidental to, the Rights Issue are estimated to be approximately £13.5 million (inclusive of VAT) of which up to approximately £6.1 million is payable in aggregate to the Managers pursuant to the Managers' Agreement described in paragraph 10(c) of this Part 10.

(b) The Issue Price of 25 pence per New Share will represent a premium of 24 pence to the proposed nominal value of a New Share following the Share Capital Reorganisation.

(c) The New Shares are not being marketed or made available to the public in whole or in part other than in connection with the Rights Issue.

(d) This document constitutes the offer, subject to and upon the terms and conditions set out herein, of New Shares to Qualifying CREST Shareholders with registered addresses within the UK and to those who have given the Company an address within the UK for service of notices for the purposes of section 90(2) of the Act.

(e) The financial information set out in Part 8 of this document for the Company's three financial years ended 31 December 2001 does not constitute statutory accounts of Cookson for those years within the meaning of section 240(5) of the Act. Statutory accounts for Cookson for the years ended 31 December 1999, 31 December 2000 and 31 December 2001 have been delivered to the Registrar of Companies in England and Wales. The auditors of Cookson have made reports under section 235 of the Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act. The Company has also filed audited UK GAAP financial statements, including a reconciliation of certain information to US GAAP, for the three years ended 31 December 2001 with the SEC in the Company's Annual Report on Form 20-F.

(f) No person has been authorised to give any information or make any representation in connection with the Rights Issue other than as contained in this document or the Provisional Allotment Letter or in any supplementary prospectus or announcement relating to the Rights Issue which may be published or made by Cookson, and, if given or made other than aforesaid, such information or representation must not be relied upon as having been authorised by Cookson, the Directors, Lazard, Cazenove, Merrill Lynch or any of them. Neither the delivery of copies of this document nor the Provisional Allotment Letter nor any subscription or purchase made on the basis thereof shall under any circumstances constitute a representation or create any implication that the information contained therein is correct as at any time subsequent to the date of those documents. If circumstances change, Cookson will publish a supplementary prospectus in connection with the Rights Issue if required by the Listing Rules.

18. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Linklaters at One Silk Street, London EC2Y 8HQ during normal business hours on any business day (English public holidays excepted) from the date of this document until the latest time and date for acceptance:

(i) the memorandum and articles of association of Cookson;
(ii) the Directors' service contracts and letters of appointment referred to in paragraph 7 above;
(iii) the material contracts referred to in paragraph 10 above;
(iv) the consent letters referred to in paragraph 15 above;
(v) the letter set out in Part 5 of this document;
(vi) the audited consolidated accounts of the Cookson Group for the two financial years ended 31 December 2000 and 31 December 2001 and the unaudited interim results for the six months ended 30 June 2002;
(vii) the irrevocable undertakings to take up New Shares given by the Directors referred to on page 11 of this document; and
(viii) this document, the Notice of Extraordinary General Meeting and the Form of Proxy.

Dated 19 July 2002.

PART 11: DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless the context otherwise requires:

Definitions

"£", "p", "pence", "pounds sterling", "pounds"	the lawful currency in the United Kingdom
"Achem"	the laminates division of ACHEM Technology Corporation
"Act"	the Companies Act 1985 (as amended)
"Admission"	the admission of the Reorganised Ordinary Shares and the New Shares nil paid to the Official List becoming effective and the admission of the Reorganised Ordinary Shares and the New Shares nil paid, to trading on the London Stock Exchange's market for listed securities having been granted by the London Stock Exchange
"ADRs"	American depositary receipts
"Audit Committee"	Cookson's Audit Committee as described in paragraph 5 of Part 10 of this document
"Australia"	the Commonwealth of Australia, its territories and possessions
"Board" or "Board of Cookson"	the board of Directors or any authorised committee thereof
"business day"	a day, not being a Saturday or Sunday, on which banks in the City of London are open for business
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof
"Cookson"	Cookson Group plc or any or all of its subsidiaries and subsidiary undertakings, as the context requires
"Cookson Group" or "the Group"	Cookson together with its subsidiaries and subsidiary undertakings
"Cookson Group Share Schemes"	the share schemes operated by Cookson being those listed in paragraph 8 of Part 10 of this document
"Cookson Shareholders" or "Shareholders"	holders of Ordinary Shares
"Cazenove"	Cazenove & Co. Ltd
"certificated" or "in certificated form"	a share which is not in uncertificated form
"Chief Executive's Committee"	Cookson's Chief Executive's Committee as described in paragraph 5 of Part 10 of this document
"Closing Price"	the closing middle market quotation of an Existing Share as published in the Daily Official List
"Code"	the provisions of the Combined Code incorporated into the Listing Rules
"Commencement of Trading"	the commencement of trading in the Reorganised Ordinary Shares and the Nil Paid Rights on the London Stock Exchange's market for listed securities following Admission
"Communications Host"	the network provider's communication host as defined in the glossary to the CREST Manual
"Company"	Cookson Group plc
"Convertible Bonds"	the 7 per cent. convertible bonds issued by Cookson, due 2004 and convertible into Ordinary Shares of Cookson
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST Courier and Sorting Service" or "CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate, amongst other things, the deposit and withdrawal of securities

"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST Central Counterparty Service Manual, CREST International Manual, CREST Rules, and CREST Glossary of Terms (as updated in November 2001)
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
"CREST participant"	a person who has been admitted by CRESTCo as a system-participant (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor (as defined in the Regulations)
"CREST sponsored member"	a CREST member admitted to CREST as a CREST sponsored member (as defined in the Regulations)
"Daily Official List"	the London Stock Exchange Daily Official List
"Deferred Shares"	the deferred shares of 49p each in the Company resulting, along with the Reorganised Ordinary Shares, from the subdivision and conversion of the Existing Shares pursuant to the Share Capital Reorganisation
"Directors"	the Directors of Cookson whose names are set out in paragraph 5(a) of Part 10 of this document
"EBITDA"	earnings before interest, taxes, depreciation and amortisation
"E-CLAL"	the European jewellery products division of Engelhard CLAL
"Enlarged Share Capital"	the ordinary share capital of the Company as it will be immediately following the Share Capital Reorganisation and completion of the Rights Issue
"Enthone"	the Enthone-OMI group of companies
"EU"	the European Union
"euro" or "€"	the single currency of the member states of the European Communities that adopt or have adopted the euro as their lawful currency under the legislation of the European Union or European Monetary Union
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Excluded Territories"	Australia, Canada, France, New Zealand, the Republic of Ireland, the Republic of South Africa and the United States
"Executive Committee"	Cookson's Executive Committee as described in paragraph 5 of Part 10 of this document
"Existing Shares"	the fully paid ordinary shares of 50p each in the capital of Cookson prior to the Share Capital Reorganisation
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Cookson convened for 5 August 2002, notice of which is set out at the end of this document
"Finance Committee"	Cookson's Finance Committee as described in paragraph 5 of Part 10 of this document
"Form of Proxy"	the form of proxy relating to the Extraordinary General Meeting
"FRS"	Financial Reporting Standard
"Fully Paid Rights"	rights to acquire New Shares, fully paid
"Issue Price"	25p per New Share
"Lazard"	until and including 31 July 2002, Lazard Brothers & Co., Limited and, after 31 July 2002, Lazard & Co., Limited in its capacity as sponsor and joint financial adviser and/or Lazard Capital Markets in its capacity as co lead-manager in each case, as the context requires
"LIBOR"	London inter-bank offered rate charged by one bank to another for lending money
"Listing Rules"	the listing rules of the UK Listing Authority made in accordance with section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Managers"	Lazard Capital Markets, Cazenove and Merrill Lynch
"Managers' Agreement"	means the agreement dated 19 July 2002 entered into between the Company and the Managers

"member account ID"	the identification code or number attached to any member account in CREST
"Merrill Lynch"	Merrill Lynch International
"Model Code"	the model code of the UK Listing Authority in the form appended to chapter 16 of the Listing Rules
"MTM instruction"	Many-to-Many Instruction to CRESTCo (as defined in the Regulations)
"New Shares"	new ordinary shares of 1p each of the Company proposed to be issued pursuant to the Rights Issue
"Nil Paid Rights"	New Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Nominations Committee"	Cookson's Nominations Committee as described in paragraph 5 of Part 10 of this document
"Official List"	the official list of the UK Listing Authority
"Optionholder"	a participant in the Cookson Group Share Schemes
"Ordinary Shares"	ordinary shares of 50p each of the Company prior to the Share Capital Reorganisation and ordinary shares of 1p each of the Company following the Share Capital Reorganisation
"Overseas Shareholders"	Qualifying Shareholders who have registered addresses in, or who are resident in, or who are citizens of, countries other than the United Kingdom
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other participant
"Plaskon"	Plaskon Electronics Materials
"Premier"	Premier Refractories International, Inc.
"Prospectus" or "this document"	this prospectus relating to the proposed Rights Issue
"Provisional Allotment Letter"	the renounceable provisional allotment letter to be despatched, subject to the passing of the Resolutions at the Extraordinary General Meeting, to Qualifying non-CREST Shareholders (other than those, subject to certain exceptions, with registered addresses in the Excluded Territories) by the Company in respect of the New Shares provisionally allotted to them pursuant to the Rights Issue
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Existing Shares on the register of members of the Company at the close of business on the Record Date are in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose Existing Shares on the register of members of the Company at the close of business on the Record Date are in certificated form
"Qualifying Shareholders"	holders of Existing Shares on the register of members of the Company on the Record Date
"Record Date"	the close of business on 1 August 2002
"Regulations"	the Uncertificated Securities Regulations 2001 (SI/3755)
"Regulatory Information Service"	one of the regulatory information services authorised by the UKLA to receive, process and disseminate regulatory information from listed companies
"Remuneration Committee"	Cookson's Remuneration Committee described in paragraph 5 of Part 10 of this document
"Reorganised Ordinary Shares"	the ordinary shares of 1p each in the Company resulting, along with the Deferred Shares, from the subdivision and conversion of the Existing Shares pursuant to the Share Capital Reorganisation
"Resolutions"	the resolutions to be proposed at the EGM, notice of which is set out at the end of this document

"Rights Issue"	the proposed offer by way of rights of the New Shares on the terms and subject to the conditions set out or referred to in this document and, in the case of Qualifying non-CREST Shareholders only, in the Provisional Allotment Letter
"SDRT"	stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended
"SFAS"	Statement of Financial Accounting Standards
"Share Capital Reorganisation"	the proposed reorganisation of the Company's share capital described in Part 1 of this document
"SSAP"	Statement of Standard Accounting Practice
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"Trust"	the Employee Share Ownership Trust
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	a share recorded on the Company's share register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US$", "$", "US dollars", "dollars", "cents" or "¢"	the lawful currency of the United States

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking", "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).

Glossary

ball grid array (BGA)	a packaging technology in which a device's external connections are arranged as an array of conducting pads on the base of the package. Small balls of solder are attached to the conducting pads.
blast furnace	a chimney-like furnace used in integrated steel production to smelt iron from iron ore.
continuous casting	a method of pouring steel directly from the furnace into a billet, bloom or slab directly from its molten form. Avoids the need for large, expensive mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform. Steel is poured from the ladle into a tundish which stands on top of the continuous caster. As steel carefully flows from the tundish down into the caster's mould, it solidifies into a ribbon of red-hot steel. At the bottom of the caster, torches cut the continuously flowing steel to form slabs or blooms.
dry film photoresist	a material which is laminated to the copper of a substrate before being photographically exposed. As the film is developed, unexposed areas are washed away then the copper is etched with acid. The exposed photoresist protects the copper underneath it and forms the circuit as the rest of the copper is washed away.

electric arc furnace	a steelmaking furnace which generally uses scrap as 100 per cent. of the charge. Heat is supplied from electricity that arcs from graphite electrodes lowered into the metal bath.
etching	the process of selectively removing any material not protected by a resist using an appropriate solvent or acid. In some cases the unwanted material is removed using an electrolytic process.
findings	jewellery components such as pins, clasps, posts and clips.
flip chip	a generic name for processes in which unpackaged integrated circuits are mounted directly onto a substrate with their component-sides facing the substrate.
FR4	the most commonly used insulating base material for circuit boards. FR4 is made from woven glass fibres bonded together with an epoxy. The board is cured using a combination of temperature and pressure which causes the glass fibres to melt and bond together, thereby giving the board strength and rigidity.
ingot casting	a steel production method in which liquid steel is poured into moulds, where it slowly solidifies. Once the steel is solid, the mould is stripped and the ingots go through a rolling or forging process.
ladle	vessel used to transfer molten metal from the furnace to the tundish.
laminate	a material constructed from thin layers of copper foil and prepreg which forms the base of a PCB.
metallisation chemistry	materials used to fill the via connecting holes in a substrate which firstly make the epoxy within the hole conducting and then plate it with copper so that it will connect the inner layers of the circuit.
microvia	a hole with a diameter of 150 microns or less.
mini mill	a steel mill that uses electric arc furnace technology.
monolithics	refractory mixes in the form of castables, plastics and sprayed refractories used principally as a protective lining for ladles and tundishes. Join-free application reduces heat loss, gas permeability and thermal stress forces.
prepreg	non-conducting semi-cured layers of FR4 used to separate conducting layers in a multilayer circuit board.
printed circuit board (PCB)	a type of circuit board which has conducting tracks superimposed or "printed" on one or both sides. Also called Printed Wire Board (PWB).
process chemistries	high specialised chemicals used in the manufacture of PCBs. Includes solder masks, final finishes and plated through-hole technologies.
reflow soldering	a surface mount technology process in which the substrate and attached components are passed through a reflow oven, which used infrared radiation or hot air to melt the solder paste.
refractory products	products which provide a heat and chemical buffer in devices such as steelmaking vessels, furnaces, kilns and ovens, allowing the process to operate at extremely high temperatures without damaging the outer shell. Refractories also protect the installation against damage caused by abrasion, pressure, chemical attack and rapid changes in temperature as well facilitating heat retention, thus allowing the unit to operate more efficiently without major heat loss.
slide gate refractories	zirconia, high alumina, alumina-zirconia and magnesia refractories for greater pouring accuracy, reduced slag carry over, simpler automation and increased hold times, all contributing to the production of higher quality steel.

solar crucible	a highly specialised crucible used to cast wafer-grade silicon for use in the manufacture of photovoltaic cells.
solder	an alloy of tin and other metals with a comparatively low melting point used to join less fusible metals.
solder mask	a layer applied to the surface of a substrate that prevents solder from sticking to areas that do not need to be soldered.
substrate	generic name for the base layer of a circuit board.
surface finishing	a layer—typically of tin, silver, gold, tin-lead or polymer—used to coat the copper areas of a substrate which are to be soldered. This must be done because copper does not solder readily.
surface mount technology (SMT)	a technique for populating circuit boards in which packaged components are mounted directly onto the surface of the substrate. A layer of solder paste is screen printed onto the pads and the components are attached by pushing their leads into the paste. When all of the components have been attached, the solder paste is melted using either reflow soldering or vapor-phase soldering.
through-hole assembly	a technique for assembling circuit boards in which component leads are inserted into plated through-holes. When all of the components have been inserted, they are soldered to the board, usually using a wave soldering technique.
tundish	the shallow refractory-lined basin on top of the continuous caster. It receives the liquid steel from the ladle, prior to the cast, allowing the operator to precisely regulate the flow of metal into the mould.
via	a hole used to connect two or more conducting layers in a substrate. After drilling, a metallisation step is required to file or line the via with conducting material.
wafer	a paper-thin slice cut from a cylindrical crystal of pure semiconductor.
wave soldering	a process used to solder circuit boards populated with through-hole components. A wave generating mechanism maintains a wave of hot, liquid solder travelling back and forth across the surface of a tank. The populated circuit boards are passed over the wave soldering machine on a conveyer belt.

Cookson Group plc

Registered in England and Wales No: 251977

(the "Company")

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting ("EGM") of the Company will be held at Linklaters, One Silk Street, London, EC2Y 8HQ at 11.00 am on 5 August 2002 for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1 THAT:

(A) at 7.00 am on the dealing day following the date of the EGM, each of the ordinary shares of 50p each in the capital of the Company (the "50p Ordinary Shares") in issue be subdivided and converted into one ordinary share of 1p (a "1p Ordinary Share") having the same rights as a 50p Ordinary Share and one deferred share of 49p (a "Deferred Share"), each Deferred Share having attached thereto the following rights and restrictions:

(i) a Deferred Share shall:

(a) not entitle its holder to receive any dividend or other distribution (other than pursuant to paragraph (c) below);

(b) not entitle its holder to receive notice of or to attend (either personally or by proxy) or vote (either personally or by proxy) at any general meeting of the Company;

(c) entitle its holder on a return of assets on a winding up of the Company (but not otherwise) only to repayment of the amount paid up or credited as paid up on each Deferred Share up to a maximum of 49 pence per share after payment in respect of each 1p Ordinary Share of the aggregate of the capital paid up or credited as paid up on such share and the payment in cash or specie of £1 million on each 1p Ordinary Share;

(d) not entitle its holder to any further or other right of participation in the assets of the Company; and

(e) not be transferable;

(ii) the subdivision and conversion of the 50p Ordinary Shares into 1p Ordinary Shares and Deferred Shares shall be deemed to confer on the Company irrevocable authority at any time thereafter to retain the certificates for such Deferred Shares, pending the Company resolving in general meeting and subject to the provisions of the Companies Act 1985 (the "Act") to cancel such Deferred Shares; and

(iii) any cancellation of the Deferred Shares for no consideration by way of reduction of capital shall not involve a variation of the rights attaching thereto;

(B) at 7.00 am on the dealing day following the date of the EGM, each of the authorised but unissued 50p Ordinary Shares in the capital of the Company be subdivided into fifty 1p Ordinary Shares; and

(C) the rights attached to the Deferred Shares shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking in priority to or *pari passu* with or subsequent to such shares or by any amendment or variation to the rights of any other class of shares of the Company.

2 THAT, subject to Resolution 1 above being passed and to Admission:

(A) the Directors be and are generally and unconditionally authorised pursuant to and in accordance with section 80 of the Act to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £11,640,937 for the purposes of the Rights Issue;

(B) such authority shall expire on the date of the Annual General Meeting of the Company to be held in 2003 or, if earlier, on the date 15 months from the passing of this resolution, unless previously varied, revoked or renewed by the Company in general meeting;

(C) such authority shall be in addition to and distinct from all previous authorities pursuant to the said section 80, including the authority conferred on the Directors in resolution 10 granted at the Annual General Meeting of the Company on 25 April 2002;

(D) by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot any relevant securities pursuant to such offers or agreements as if such authority had not expired; and

(E) for the purposes of this resolution, words and expressions defined in or for the purposes of section 80 of the Act shall bear the same meaning herein.

By order of the Board

Richard Malthouse
Group Secretary

Registered Office:
The Adelphi
1-11 John Adam Street
London WC2N 6HJ

19 July 2002

Notes:

1. A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy or proxies to attend and vote in his or her place. A proxy need not be a shareholder of the Company. A form of proxy for this purpose is enclosed with this document.

2. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of the Company as at 6.00 pm on 3 August 2002 will be entitled to attend or vote at the EGM in respect of the number of shares registered in their name at the time. Changes to entries on the relevant register of members after 6.00 pm on 3 August 2002 will be disregarded in determining the rights of any person to attend or vote at the EGM.

3. The register of Directors' interests, showing any transactions of Directors and of their family in the share capital of the Company and its subsidiaries and copies of all contracts of service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the EGM for fifteen minutes prior to and during the EGM.

4. Although this notice is being sent to US resident holders of options granted under the Company's share option schemes and the US Stock Purchase Plan, only holders of 50p Ordinary Shares (or their proxies) are entitled to attend or vote at the EGM.

5. References in this notice of meeting to "dealing day" shall be to any day on which dealings in the Ordinary Shares of the Company take place on the London Stock Exchange.

Printed by RR Donnelley Financial, 73724

Cookson Group plc
Interim Report to Shareholders, July 2002

- Improving trend in turnover and operating profits experienced during the first half
- Positive free cash flow of £31 million generated; net debt unchanged from start of year
- Proposed rights issue to raise c. £277.5 million (net of expenses) announced
- Sale of the Precision Products businesses to be progressed

Commenting on the results and current outlook, Stephen Howard, Group Chief Executive, said:

"The Board believes Cookson is well positioned in its major markets. During the first half of 2002 the Group witnessed an improving trend in activity with turnover for the second quarter of 2002 8% higher than the first quarter of 2002. Furthermore, the rigorous action taken early in 2001 and which has continued into 2002, both to align the Group's cost base with the reduced levels of demand being experienced and to conserve cash, have mitigated the impact on profitability of the downturn in the Group's major markets.

Since the end of the first half of 2002, trading has been in line with the Company's expectations. Although the timing of a sustained recovery in the electronics industry remains unclear and activity in the third quarter is traditionally quieter than in the second quarter, Cookson expects to be able to leverage the benefits of its operational gearing to take advantage of an upturn when it occurs.

Having considered a number of strategic initiatives to improve the Group's financial position, the Board of Cookson has concluded that a rights issue is currently the most appropriate course of action. Further details of the background to the proposed rights issue are contained in a separate circular sent to shareholders today. The rights issue seeks to raise some £277.5 million in net cash proceeds, which will be used to reduce bank debt."

19 July, 2002

Cookson

STRATEGIC INITIATIVES

Prior to arranging its £450 million committed syndicated bank facility in December 2001, the Board determined that it would be in the best interests of the Company to reduce meaningfully the level of the Group's borrowings. At that time the Board considered that the best way to achieve this was to pursue a number of strategically attractive initiatives, including disposals and joint ventures, which would then be followed by a possible equity issue to supplement the proceeds of these initiatives. Certain of these initiatives that would have facilitated the objective of reducing Group borrowings were underway when the bank financing was completed. In the current environment, most of these initiatives did not materialise as planned. In light of this, and given the level of debt and the security and other constraints attaching to it, the Board was concerned that the Group's ability to pursue its strategies fully could increasingly be impacted.

In light of current circumstances, the Board has closely reviewed the Group's business activities. It has concluded that, given the leadership position that each core division holds, there is substantial potential for a significant recovery from the current cyclical downturn in the Group's major markets. Furthermore, the Board believes that such a recovery – combined with the Group's reduced operating cost base – would make a return to the levels of profitability seen prior to 2001 achievable. The Board therefore considers that the best immediate basis for maximising shareholder value is to continue to concentrate on and to support fully the Group's three divisions and to strengthen its balance sheet. Accordingly the Board has concluded that a rights issue is now the most appropriate course of action.

In addition, the Board has decided to progress the sale of the Precision Products businesses within the Precious Metals division and of certain small businesses. The Board will continue to review all strategic options, including further disposals or joint ventures, to maximise shareholder value.

GROUP OVERVIEW

Market conditions

Trading conditions in Cookson's major markets in the first half of 2002 were broadly similar to those of the second half of 2001. This was reflected in the Group's turnover from continuing operations which was virtually unchanged in the first half of 2002 compared with the second half of 2001. However, Cookson witnessed an improving trend during the first half of 2002 as Group turnover for the second quarter of 2002 was 8% higher than the first quarter of 2002.

There were signs in the first and second quarters of 2002 that the severe global downturn in the electronics industry which took hold in the first half of 2001 was continuing to abate. Nevertheless, levels of activity in the electronics industry and in the Group's Electronics division in the first half of 2002 remained significantly below the peak seen in the second half of 2000. The performance of the Group's Ceramics division improved as US steel production continued to hold up well in the second quarter of 2002 following an increase in production at the end of the first quarter, following the imposition of import tariffs by the US government. In Europe, steel production in the second quarter of 2002 was also higher, following a weak first quarter. For the Precious Metals division, trading conditions in the second quarter of 2002 improved gradually compared with the first quarter.

Cost-cutting and cash generation programmes

In the first half of 2002, management has continued many of the cost-saving programmes that commenced in early 2001. By the end of June 2002, a headcount reduction of some 3,500, representing 17% of the total workforce, had taken place. Supplemented by the Premier and Enthone acquisition integration programmes, which have resulted in an additional headcount reduction of some 500, the cost-saving programmes were aimed primarily at bringing the Group's cost base in line with the reduced levels of demand and streamlining operating processes. Care has been taken to ensure that the Group maintains the capacity and the ability to benefit from an upturn in its markets when it occurs.

During the first half of 2002, management has continued to focus on reducing working capital requirements, controlling capital expenditure and optimising internal investment, which resulted in the Group generating positive free cash flow in the first half of 2002 and ending the period with net debt of £749.1 million, virtually unchanged from the £749.6 million outstanding at the end of 2001.

RESULTS OF OPERATIONS

Turnover and Operating profit/(loss) by division – continuing operations[1]

	Six months ended 30 June			
	2002		2001	
	Turnover	Operating (loss)/ profit[2]	Turnover	Operating Profit[2]
	£ m	£ m	£ m	£ m
Electronics	357.6	(11.7)	496.6	10.9
Ceramics	344.9	18.6	381.5	26.6
Precious Metals	200.5	10.7	218.7	16.6
Continuing operations	903.0	17.6	1,096.8	54.1

Notes:
(1) *Includes the Group's share of turnover and operating profit/(loss) attributable to joint ventures.*
(2) Before goodwill amortisation and exceptional items.

Group – continuing operations
Turnover. Turnover of £903.0 million in the first half of 2002 was 18% lower than the first half of 2001 and down 17% on an organic basis (i.e. after excluding the impact of acquisitions, discontinued operations and foreign currency translation). The decrease was principally due to weakened end-market demand in the Electronics division, lower US and EU steel production volumes in the Ceramics division and lower consumer demand in the key markets of the Precious Metals division. The rate of the decline in turnover lessened over the period and for the first half of 2002 turnover was 1% lower than the second half of 2001. A gradually improving trend was also evidenced in the second quarter of 2002 and turnover in this period was 8% higher than that of the first quarter of 2002.

Operating profit. Operating profit declined from £54.1 million in the first half of 2001 to £17.6 million in the first half of 2002, a decrease of 67% both as reported and on an organic basis. The fall in operating profit was principally driven by an 18% decrease in Group turnover, but the extent of its decline in operating profit was, however, offset by the benefits of the cost-cutting programmes initiated during 2001, which continued into 2002. Despite a decline in turnover compared with the second half of 2001, the benefits of these programmes became more evident over time as operating profit in the first half of 2002 was £15.2 million higher than in the second half of 2001. The increased rate at which benefits were accruing was evidenced in the second quarter of 2002, as operating profit rose to £19.2 million from a loss of £1.6 million in the first quarter of 2002.

Geographical analysis of turnover and operating profit. The United States is the Group's principal operating market and the Group's US businesses are the biggest contributors to the total Group turnover from continuing operations, directly contributing 42% of turnover in the first half of 2002, compared with 43% in the first half of 2001. As a consequence of the depressed US market conditions experienced in the first half of 2002, the Group's continuing US operations incurred an operating loss of £15.1 million during that period, compared with a profit of £10.4 million in the first half of 2001 and a loss of £19.4 million in the second half of 2001.

Electronics division
Turnover. In the first half of 2002, turnover decreased by 28% to £357.6 million from £496.6 million in the first half of 2001 and by 27% on an organic basis. The division's relative contribution to Group turnover from continuing operations decreased from 45% in the first half of 2001 to 40% in the first half of 2002.

Turnover in the first half of 2001 was adversely impacted by a sharp fall in manufacturing output and end-market demand in the electronics industry, the extent of which was particularly severe in the United States. These market conditions resulted primarily from excess inventory that had built up throughout the industry from late 2000 and, by the end of the first quarter of 2001, demand across all segments of the industry began to deteriorate sharply. The downturn in the industry became more pronounced in the second quarter of 2001 and weakened still further in the second half of that year, exacerbated by the events of 11 September 2001.

In the first half of 2002, the downturn in the electronics industry began to show signs of abating and turnover for the division was virtually unchanged from the second half of 2001. Furthermore, a gradual improvement in levels of activity began to appear in the second quarter of 2002 and as a result the division's turnover was 7% higher than the first quarter of 2002.

In the division's largest sector, PWB Materials and Chemistry, a solid first quarter for 2001 was followed by a sharp reduction in demand in the second quarter for Polyclad's laminate products, particularly in the United States. The fall in demand was, however, much less pronounced for Enthone's chemistry products during the first half of 2001. In the second half of 2001, the sector's turnover fell further, but stabilised at reduced levels in the fourth quarter of 2001. Following a slow first quarter, turnover for Enthone's chemistry products improved in the second quarter of 2002, whilst that of Polyclad's laminates business remained unchanged. This resulted in the sector's turnover for the first half of 2002 being 3% higher than the second half of 2001.

Following a marked reduction in order intake in the fourth quarter of 2000, turnover in the Equipment sector fell sharply throughout the first half of 2001 and into the second half of that year. Activity levels in the first half of 2002 remained depressed and at significantly lower levels than the first half of 2001, although only marginally lower than the second half of 2001.

Turnover for the Assembly Materials sector was also adversely impacted by the downturn in the electronics industry, driven by the decline in sales of solder paste and spheres during 2001, although to a lesser extent than the division's laminate business and its Equipment sector. The sector's turnover for the first half of 2002 was only marginally lower than in the second half of 2001.

Operating profit. Operating profit for the Electronics division for the first half of 2002 continued to be adversely impacted by the low level of trading activity within its principal markets and an operating loss of £11.7 million was incurred compared with an operating profit of £10.9 million in the first half of 2001. The fall in operating profit was mitigated by the cost-cutting measures implemented during 2001 and extended into 2002. Together with the acquisition integration programme associated with Enthone, which is now significantly complete, as at 30 June 2002 these initiatives have resulted in a reduction in the division's headcount by 2,750 employees, or 32% of the division's workforce, since the beginning of 2001. As a result, the operating loss in the first half of 2002 was £13.5 million lower than the operating loss in the second half of 2001 on unchanged turnover. Furthermore, on turnover of approximately £185 million in the second quarter of 2002, the division operated at break-even for that period. Acquisitions, discontinued operations and foreign currency translation did not have a material impact on operating profit between the first halves of 2001 and 2002.

Ceramics division

Turnover. The Ceramics division's turnover in the first half of 2002 was £344.9 million, down 10% on both a reported and organic basis from the £381.5 million achieved in the first half of 2001. The division's relative contribution to turnover of the Group's continuing operations increased from 35% in the first half of 2001 to 38% in the first half of 2002.

Approximately 80% of the division's turnover is closely linked to the level of steel production in the markets within which it operates, principally the United States and Europe. Lower levels of US and UK steel production in the first half of 2002 compared with the first half of 2001 contributed to a 9% decline in turnover in the division's Iron and Steel sector. However, turnover in developing markets such as South America, Central and Eastern Europe and Asia-Pacific remained sound, partially offsetting the effect of lower US and UK production volumes. However, US steel production did improve in the second quarter of 2002 and, as a result, turnover for the Ceramics division was 10% higher in the second quarter of 2002 than in the first quarter of 2002.

Turnover in the first half of 2002 in the Foundry and Industrial Products sector, which is indirectly linked to the level of US and European steel production, also decreased compared with the first half of 2001, but to a lesser extent than in the Iron and Steel sector. In the Glass sector, increased sales resulting from previously deferred furnace-lining projects were more than offset by decreased activity in the fused silica operations, leading to lower turnover in the sector in the first half of 2002 than in the same period last year.

Operating profit. The operating profit of the Ceramics division in the first half of 2002 was £18.6 million, representing a 30% decline from the £26.6 million achieved in the first half of 2001 and a decline of 28% on an organic basis. The decline in operating profit was primarily due to the lower level of turnover, although the impact was lessened by a reduction in the division's cost base. As a result of both cost-cutting initiatives and the now completed programme to integrate Premier, the division's headcount has been reduced by 900 employees, or

10% of the division's total since the beginning of 2001. The full benefits of these measures resulted in operating profit in the first half of 2002 being 34% higher than the second half of 2001, despite turnover being 1% lower.

Precious Metals division

Turnover. The Precious Metals division's turnover was down 8% on both a reported and organic basis to £200.5 million in the first half of 2002 from £218.7 million in the first half of 2001. The division's relative contribution to total turnover from continuing operations increased from 20% in the first half of 2001 to 22% in the first half of 2002.

A decrease in consumer demand in the United States and Europe, the principal markets for the division's Jewellery sector, which took effect increasingly during the second half of 2001, continued in the first quarter of 2002. There was, however, an improvement in trading conditions in the second quarter. Traditionally, turnover for the Jewellery sector is higher in the second half of the year due to the build-up in jewellery sales and inventory prior to the December holiday season and therefore comparisons between the first and second halves of the year are not necessarily meaningful.

The division's Precision Products sector experienced reduced demand from US-based automotive, electronics and telecommunications customers beginning in the second quarter of 2001 which continued through the second half of 2001 and into the first quarter of 2002. In the second quarter of 2002, turnover increased by 4% over the first quarter of 2002 as demand from these customers began to increase.

Operating profit. Operating profit of the Precious Metals division in the first half of 2002 was £10.7 million, representing a 35% decline on a reported basis and a 33% decline on an organic basis from the £16.6 million achieved in the first half of 2001. The reduction in operating profit was primarily due to turnover in the first half of 2002 being 8% down on the first half of 2001, although this decline was mitigated by a reduction in headcount of some 350, or 10% of the division's workforce, as part of the division's cost-cutting programmes since the beginning of 2001. After a slow start to the year, the division's operating profit in the second quarter of 2002 improved over that of the first quarter.

Operating exceptional items

In the first half of 2002, operating exceptional items of £8.0 million were charged as a result of cost-saving initiatives, as compared to £7.4 million charged in the first half of 2001. The costs associated with these initiatives in 2002 were £5.3 million in the Electronics division, £2.2 million in the Ceramics division and £0.5 million in the Precious Metals division.

Goodwill amortisation

In the first half of 2002, the Group's goodwill amortisation charge was £19.2 million compared with £19.4 million in the first half of 2001. Of the goodwill amortisation charge in 2002, £10.0 million related to the Electronics division, £7.8 million to the Ceramics division and £1.4 million to the Precious Metals division.

Discontinued operations – turnover and operating profit

In the first half of 2002, there was neither turnover nor operating profit or loss attributable to discontinued operations. In the first half of 2001, turnover and operating profit from discontinued operations amounted to £57.9 million and £2.5 million, respectively, reflecting the impact of the sale of the Magnesia Chemicals business in January 2001 and the disposal of the Group's Plastic Mouldings businesses in the second half of that year.

Net loss on sale or closure of operations

In the first half of 2002, the net loss on sale or closure of operations was £5.7 million, with no attributable goodwill write-off. The net loss related to the sale or closure of certain non-core businesses. The net loss on sale or closure of operations in the first half of 2001 was £4.5 million, including goodwill written-off of £15.4 million, mainly attributable to the sale of the Magnesia Chemicals business.

Net profit on sale of fixed assets

In the first half of 2002, the Group's net profit on the sale of fixed assets was £0.3 million, which included a gain of £2.3 million arising on the sale of the land and buildings of four of the Group's sites, offset by an increase of £2.0 million in the provision against the carrying costs of the Company's ESOP shares. The Group's net profit in the first half of 2001 of £12.7 million arose on the sale of two of the Group's properties. At the time of the sale of the sites in both 2001 and 2002, the Group entered into operating leaseback arrangements for two of the sites sold in each period.

Net interest expense

Net interest expense increased in the first half of 2002 to £29.5 million from £25.7 million in the first half of 2001, primarily as a result of higher average interest rates and a £1.8 million increase in the amortisation of financing fees.

Profit/(loss) before taxation

The Group loss before taxation amounted to £44.5 million for the first half of 2002, compared with a profit of £12.3 million in the first half of 2001. Group loss before tax, exceptional items and goodwill amortisation was £11.9 million in the first half of 2002, which compares with a profit of £30.9 million and a loss of £24.2 million in the first and second halves of 2001, respectively.

Taxation on profit/(loss) on ordinary activities

As of 1 January 2002, the Company adopted Financial Reporting Standard 19, "Deferred Taxation". As explained in note 1 to the accompanying interim financial statements, this change of accounting policy requires prior period comparative figures to be restated. The impact of this prior period adjustment is set out in the accompanying interim financial statements.

The Group had a net tax credit of £4.8 million in the first half of 2002. Excluding a £1.2 million tax credit on net exceptional items, the tax credit on the Group loss before taxation and goodwill amortisation amounted to £3.6 million. The Group's effective tax rate for the first half of 2002 was 30%, based on an estimate for the full year and was unchanged from the first half of 2001, as restated.

Minority interests in Group profit

The interest of third party shareholders in the post-taxation results of the Group represented a charge of £0.7 million in the first half of 2002, compared with £0.8 million in the first half of 2001.

Dividends

No interim dividend has been declared for the first half 2002. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid in 2002 or until certain financial targets had been achieved. For the first half of 2001, an interim dividend of 4.5 pence per share was declared.

Group net (loss)/profit for the period

As a result of the above, the Group's net loss for the first half of 2002 was £40.4 million compared with a net loss of £30.3 million in the first half of 2001, as restated.

Earnings per share

Headline earnings per share, that is before goodwill amortisation and all exceptional items, amounted to a loss of 1.2 pence per share for the first half of 2002, compared with 2.9 pence achieved in the first half of 2001. The average number of shares in issue during the first half of 2002 was 723 million, unchanged from the first half of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow statement

Cash flows from operating activities

In the first half of 2002, the Group's net cash inflow from operating activities declined by £26.1 million to £52.9 million from £79.0 million in the first half of 2001. The decrease experienced in the first half of 2002 was primarily attributable to a £37.6 million decline in the Group's operating profit before exceptional items, interest, taxation, depreciation and goodwill amortisation ("EBITDA") from £85.8 million in the first half of 2001 to £48.2 million in the first half of 2002. The overall decline in cash flows from operating activities in the first half of 2002 was, however, mitigated by a reduction in working capital which, at £13.2 million in the first half of 2002, was £7.9 million higher than that in the first half of 2001. This improved working capital position resulted primarily from cost-saving and cash conservation initiatives implemented throughout the Group, which resulted in reduced levels of inventories and enhanced collections of receivables. Cash outflows for rationalisation costs were £10.4 million in the first half of 2002, compared with £12.1 million in the first half of 2001.

Dividends from joint ventures
The Group received £2.1 million in dividends from joint ventures in the first half of 2002 compared with £5.0 million in the first half of 2001. The higher amount received in the first half of 2001 resulted from increased dividends paid by the Group's principal Japanese joint venture.

Returns on investment and servicing of finance
The cash outflow for interest paid in the first half of 2002 was £29.8 million which compares with £28.4 million in the same period in 2001. Cash inflow from the close-out of interest rate swaps in the first half of each year amounted to £10.3 million in 2002 and £26.0 million in 2001.

Taxation
The £12.3 million decrease in tax payments, from £12.0 million outflow in the first half of 2001 to £0.3 million inflow in the first half of 2002 was largely the result of the lower profits experienced in 2001.

Capital expenditure
Payments to acquire fixed assets during the first half of 2002 decreased by 56% to £12.6 million from £28.5 million in the first half of 2001, principally attributable to reduced requirements due to lower activity levels. Capital expenditure payments also reduced to 0.4 times depreciation in comparison with 0.8 times in the first half of 2001. Receipts from the disposal of fixed assets, including those in respect of the sale and leasebacks of properties, were £8.0 million in the first half of 2002, down from £20.9 million in the first half of 2001.

Dividends paid
No dividends were paid in the first six months of 2002, whereas the final dividend of 5.5 pence per share for 2000, amounting to £39.8 million, was paid in June 2001.

Free cash flow
As a result of the above, free cash flow before and after dividends was £31.5 million in the first half of 2002 which compares with £62.5 million before dividends and £22.7 million after dividends in the first half of 2001. In the second half of 2001, free cash inflow before dividends was £10.8 million and a net cash outflow of £21.7 million after dividends.

Acquisitions and disposals
In the first half of 2002, net cash outflow from acquisitions and disposals was £15.7 million compared with a net cash inflow of £12.5 million in the first half of 2001. For the first half of 2002, cash inflows from the disposal of a number of small non-core businesses were £1.4 million, more than offset by certain small acquisitions and a prior period acquisition earnout payment totalling £10.8 million and £6.3 million of costs relating to prior period business disposals.

In the first half of 2001, cash inflows of £24.8 million primarily relating to the sale of the Group's Magnesia Chemicals businesses were offset partially by acquisition costs of £9.6 million and £2.7 million of costs relating to prior period business disposals.

Net cash inflow/(outflow) before and after financing
The aggregate effect of the above resulted in net cash inflow before financing for the first half of 2002 of £15.8 million compared with £35.2 million in the first half of 2001 and £1.0 million in the second half of 2001. The increase in cash balances in the first half of 2002 amounted to £5.0 million compared with an increase of £41.4 million in the first half of 2001. After taking account of cash inflows from the issue of equity of £1.7 million in the first half of 2001 and nil in the first half of 2002, together with refinancing costs paid of £8.1 million in the first half of 2002 (2001: nil), the resulting net decrease in debt was £2.7 million in the first half of 2002 compared with a net increase of £4.5 million in the first half of 2001.

Group borrowings

The following table presents the Group's net debt position at the end of June 2002, December 2001 and June 2001, respectively:

Net debt position	At 30 June 2002	At 31 December 2001	At 30 June 2001
	£m	£m	£m
Amounts falling due after more than one year:			
US Private Placement loan notes	380.0	391.6	403.1
Convertible Bonds	80.0	80.0	80.0
Committed bank facilities	297.0	292.6	326.0
Amounts falling due within one year:			
Other loans and overdrafts	20.7	9.0	47.6
Cash	(28.6)	(23.6)	(81.5)
Net debt	749.1	749.6	775.2

Group financing and consignment arrangements

The Group's current long term borrowing requirements have been satisfied by $570 million (£380 million) of long term loan notes due for repayment between 2005 and 2012 and £80 million of convertible bonds that are due for repayment in November 2004. The Group's near term borrowing requirements have been met by a committed syndicated bank facility of £450 million, which reduces to £400 million on 1 April 2003 and to £300 million on 1 September 2003, with a final maturity date of 30 September 2004. As at 30 June 2002, £297 million had been drawn down against the syndicated bank facility, leaving £153 million available for future drawings. Of the drawn amount, all was secured against certain assets of some of the Group's subsidiaries. The balance of the Group's borrowing requirements are satisfied by uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group's cash management structures. As at 30 June 2002, the average interest payable on all the Group's borrowings, excluding the amortisation of fees, was approximately 6.5%.

Cookson has various precious metals consignment arrangements with precious metals consignors. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded on the Group's balance sheet. Similarly, the obligations in respect of the consigned metal are not recorded as a liability on the Group's balance sheet. At 30 June 2002, the Group held precious metals on consignment terms with a total value of £273 million (30 June 2001: £298 million).

Having regard to bank and other facilities available to the Group, the Board is of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this Interim Report.

CURRENCY

The principal exchange rates used for the period were as follows:

	Six months ended 30 June			
	2002	2001	2002	2001
	Average rate		Period-end rate	
US dollar ($ per £)	1.44	1.44	1.50	1.41
Euro (€ per £)	1.61	1.60	1.55	1.66
Singapore dollar ($ per £)	2.62	2.57	2.66	2.58
Japanese yen (¥ per £)	187.15	171.84	182.79	175.93

For the first half of 2002, movements in average currency translation rates resulted in a £10 million adverse impact on turnover and a £1 million adverse impact on operating profit.

BOARD CHANGES

On 1 January 2002, Barry Perry, Chairman and CEO of Engelhard Corporation, was appointed as a non-executive Director of the Company.

CURRENT OUTLOOK

The Board believes Cookson is well positioned in its major markets. During the first half of 2002 the Group witnessed an improving trend in activity with turnover for the second quarter of 2002 8% higher than the first quarter of 2002. Furthermore, the rigorous action taken early in 2001 and which has continued into 2002, both to align the Group's cost base with the reduced levels of demand being experienced and to conserve cash, have mitigated the impact on profitability of the downturn in the Group's major markets.

Since the end of the first half of 2002, trading has been in line with the Company's expectations. Although the timing of a sustained recovery in the electronics industry remains unclear and activity in the third quarter is traditionally quieter than in the second quarter, Cookson expects to be able to leverage the benefits of its operational gearing to ta\ke advantage of an upturn when it occurs.

Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ
Tel: +44 (0)20 7766 4500
Fax: +44 (0)20 7747 6600
www.cooksongroup.co.uk

Independent Review Report by KPMG Audit Plc to Cookson Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 9 to 15 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the UK Listing Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc, Chartered Accountants
19 July 2002, London

Consolidated Group Profit and Loss Account

for the six months ended 30 June 2002

	note	Before exceptional items and goodwill amortisation £m	Exceptional items and goodwill amortisation £m	Half year 2002 £m	Before exceptional items and goodwill amortisation £m	Exceptional items and goodwill amortisation £m	Half year 2001 as restated (note 1) £m	Full year 2001 as restated (note 1) £m
Turnover	2							
Continuing operations		903.0	–	903.0	1,096.8	–	1,096.8	2,012.3
Discontinued operations		–	–	–	57.9	–	57.9	87.1
Total turnover		903.0	–	903.0	1,154.7	–	1,154.7	2,099.4
Share of joint ventures		(32.4)	–	(32.4)	(48.1)	–	(48.1)	(83.0)
Turnover of Group subsidiaries		870.6	–	870.6	1,106.6	–	1,106.6	2,016.4
Operating profit/(loss)	2							
Continuing operations, before goodwill amortisation		16.7	–	16.7	50.3	–	50.3	53.1
Operating exceptional items	2, 3	–	(8.0)	(8.0)	–	(7.4)	(7.4)	(31.2)
Goodwill amortisation	2	–	(19.2)	(19.2)	–	(19.4)	(19.4)	(38.6)
Continuing operations		16.7	(27.2)	(10.5)	50.3	(26.8)	23.5	(16.7)
Discontinued operations	2	–	–	–	2.5	–	2.5	2.6
Group operating profit/(loss)		16.7	(27.2)	(10.5)	52.8	(26.8)	26.0	(14.1)
Share of joint ventures		0.9	–	0.9	3.8	–	3.8	3.4
Total operating profit/(loss)		17.6	(27.2)	(9.6)	56.6	(26.8)	29.8	(10.7)
Net loss on sale or closure of operations	4							
(Loss)/profit before goodwill written-back/off		–	(5.7)	(5.7)	–	10.9	10.9	3.8
Goodwill written-back		–	–	–	–	(15.4)	(15.4)	(63.2)
		–	(5.7)	(5.7)	–	(4.5)	(4.5)	(59.4)
Net profit on sale of fixed assets	5	–	0.3	0.3	–	12.7	12.7	13.3
Profit/(loss) on ordinary activities before interest		17.6	(32.6)	(15.0)	56.6	(18.6)	38.0	(56.8)
Net Interest	6	(29.5)	–	(29.5)	(25.7)	–	(25.7)	(52.4)
(Loss)/profit on ordinary activities before taxation		(11.9)	(32.6)	(44.5)	30.9	(18.6)	12.3	(109.2)
Taxation on profit/(loss) on ordinary activities		3.6	1.2	4.8	(9.6)	0.3	(9.3)	4.6
(Loss)/profit on ordinary activities after taxation		(8.3)	(31.4)	(39.7)	21.3	(18.3)	3.0	(104.6)
Minority interests		(0.7)	–	(0.7)	(0.8)	–	(0.8)	(1.5)
(Loss)/profit for the financial period		(9.0)	(31.4)	(40.4)	20.5	(18.3)	2.2	(106.1)
Dividends		–	–	–	(32.5)	–	(32.5)	(32.3)
Net loss transferred to reserves		(9.0)	(31.4)	(40.4)	(12.0)	(18.3)	(30.3)	(138.4)
Earnings per share:	7							
Basic, before all exceptional items and goodwill amortisation				(1.2)p			2.9p	0.6p
Basic				(5.6)p			0.3p	(14.7)p
Diluted				(5.6)p			0.3p	(14.7)p

Consolidated Statement of Group Cash Flows

for the six months ended 30 June 2002

	note	Half year 2002 £m	Half year 2001 £m	Full year 2001 £m
Reconciliation of operating (loss)/profit to net cash inflow from operating activities				
Group operating profit before exceptional items, but after goodwill amortistion		(2.5)	33.4	17.1
Depreciation		31.5	33.0	62.7
Goodwill amortisation		19.2	19.4	38.6
Decrease in stocks		16.4	28.6	94.9
(Increase)/decrease in debtors		(8.8)	69.8	124.7
Increase/(decrease) in creditors		5.6	(93.1)	(150.1)
Net decrease in working capital		13.2	5.3	69.5
Other movements		1.9	–	(1.3)
Cash payments in respect of exceptional rationalisation costs	3	(10.4)	(12.1)	(32.2)
Net cash inflow from operating activities		52.9	79.0	154.4
Cash flow statement				
Net cash inflow from operating activities		52.9	79.0	154.4
Dividends from joint ventures		2.1	5.0	6.2
Returns on investment and servicing of finance				
Interest paid		(29.8)	(28.4)	(62.8)
Interest received		0.3	0.5	3.3
Proceeds from close-out of interest rate swaps	6	10.3	26.0	28.2
		(19.2)	(1.9)	(31.3)
Taxation		0.3	(12.0)	(21.6)
Capital expenditure				
Payments to acquire fixed assets		(12.6)	(28.5)	(68.4)
Receipts from disposal of fixed assets	5	8.0	20.9	34.0
		(4.6)	(7.6)	(34.4)
Dividends paid		–	(39.8)	(72.3)
Free cash flow		31.5	22.7	1.0
Acquisitions and disposals				
Net proceeds from disposal of subsidiaries and joint ventures		1.4	24.8	60.1
Consideration for acquisition of subsidiaries and joint ventures		(10.8)	(9.6)	(19.5)
Other, including additional costs for prior year disposals		(6.3)	(2.7)	(5.4)
		(15.7)	12.5	35.2
Net cash inflow before financing		15.8	35.2	36.2
Financing				
Issue of shares		–	1.7	1.7
Refinancing costs paid		(8.1)	–	–
(Decrease)/increase in debt		(2.7)	4.5	(27.7)
Increase in cash during the period		5.0	41.4	10.2

Consolidated Group Balance Sheet

as at 30 June 2002

	note	At 30 June 2002 £m	At 31 Dec 2001 as restated (note 1) £m	At 30 June 2001 as restated (note 1) £m
Fixed assets				
Goodwill	8	645.4	664.9	694.0
Tangible assets		453.8	487.2	535.2
Investment in joint ventures:				
Share of gross assets		50.9	49.9	55.8
Share of gross liabilities		(18.0)	(16.4)	(18.3)
		32.9	33.5	37.5
Other investments		42.7	46.3	53.2
Total investments	9	75.6	79.8	90.7
Total fixed assets		1,174.8	1,231.9	1,319.9
Current assets				
Stocks		214.6	230.7	312.8
Debtors: amounts falling due within one year	10	388.9	379.8	442.1
: amounts falling due after more than one year	10	117.6	116.7	79.4
Cash		28.6	23.6	81.5
Total current assets		749.7	750.8	915.8
Creditors: amounts falling due within one year				
Borrowings		(29.3)	(17.0)	(47.6)
Other creditors		(413.3)	(416.6)	(460.9)
Total current liabilities		(442.6)	(433.6)	(508.5)
Net current assets		307.1	317.2	407.3
Total assets less current liabilities		1,481.9	1,549.1	1,727.2
Creditors: amounts falling due after more than one year				
Convertible bond		(80.0)	(80.0)	(80.0)
Borrowings		(668.4)	(676.2)	(729.1)
Other creditors		(92.8)	(91.6)	(132.0)
Provisions for liabilities and charges		(65.8)	(77.4)	(88.4)
		574.9	623.9	697.7
Equity capital and reserves				
Called up share capital		363.8	363.8	363.8
Share premium account		377.0	377.0	377.0
Profit and loss account	11	(382.2)	(332.8)	(257.6)
Other reserves		205.9	205.9	205.9
Total shareholders' funds		564.5	613.9	689.1
Minority interests		10.4	10.0	8.6
		574.9	623.9	697.7

Consolidated Statement of Total Group Recognised Gains and Losses
for the six months ended 30 June 2002

	Half year 2002 £m	Half year 2001 as restated (note 1) £m	Full year 2001 as restated (note 1) £m
(Loss)/profit for the period	(40.4)	2.2	(107.6)
Exchange adjustments, including £nil charge (2001: half year £nil; full year £3.9m) relating to UK taxation	(9.0)	16.8	1.9
Total net recognised gains relating to the period	(49.4)	19.0	(105.7)
Effect of prior period adjustment:			
Total net recognised losses relating to the period (as above)	(49.4)		
Prior period adjustment (note 1)	63.3		
Total net gains recognised since the last annual accounts	13.9		

Consolidated Reconciliation of Movements in Group Shareholders' Funds
for the six months ended 30 June 2002

	Half year 2002 £m	Half year 2001 as restated (note 1) £m	Full year 2001 as restated (note 1) £m
Shareholders' funds as at 1 January:			
As previously stated	550.6	639.1	639.1
Prior period adjustment (note 1)	63.3	61.8	61.8
As restated	613.9	700.9	700.9
Total net recognised gains for the period (see above)	(49.4)	19.0	(105.7)
Dividends	–	(32.5)	(32.3)
New share capital issued	–	1.7	1.7
Goodwill in respect of discontinued operations	–	–	47.8
Net reduction to shareholders' funds	(49.4)	(11.8)	(88.5)
Shareholders' funds at end of period	564.5	689.1	612.4

Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
for the six months ended 30 June 2002

	Half year 2002 £m	Half year 2001 £m	Full year 2001 £m
Increase in cash during the period	5.0	41.4	10.2
Cash flow from movement in debt	2.7	(4.5)	27.7
Change in net debt resulting from cash flows	7.7	36.9	37.9
Accrued refinancing costs and issue costs amortised	(2.1)	(0.6)	7.2
Exchange adjustments	(5.1)	(17.5)	(0.7)
Movement in net debt during the period	0.5	18.8	44.4
Net debt at 1 January	(749.6)	(794.0)	(794.0)
Net debt at end of period	(749.1)	(775.2)	(749.6)

Notes to the accounts

1 Prior period adjustment

The prior period adjustment represents the effect of a change in the accounting policy for deferred taxation following the Company's adoption, for 2002 reporting, of Financial Reporting Statement ("FRS") 19, "Deferred Taxation".

Up to and including 31 December 2001, in accordance with Statement of Standard Accounting Practice 15, provision was made, on the liability basis, for taxation deferred due to the excess of capital allowances over depreciation and other timing differences, only to the extent that such tax may become payable in the foreseeable future. Deferred tax assets were recognised to the extent they were expected to reverse without replacement in the foreseeable future. As a consequence of the adoption of FRS 19, provision for deferred tax liabilities is now made on all timing differences which exist at the balance sheet date and deferred tax assets are recognised to the extent that they are considered to be recoverable.

The adoption of FRS 19 gives rise to a cumulative prior year adjustment to opening reserves of £63.3m credit in the 2002 accounts, of which £1.5m relates to the full year 2001 (2001 half year: £nil) and the balance of £61.8m relates to 2000 and prior periods. The comparative figures for 2001 have been restated in accordance with the new policy, resulting in no change to the aggregate tax charge for the first half of 2001 and a £1.5m increase in the tax credit for the full year 2001. As a result of the half year taxation charge being based on an estimate of the full year's effective tax rate, it is not practicable to give the actual effect on the current period had the new policy not been adopted in 2002.

2 Segmental analyses

In each of the following analyses, the costs of the Group's corporate activities have been allocated primarily according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. The Group's share of results of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2002 and 2001 was not material.

The results reported in 2001 as discontinued operations relate primarily to those of the Group's Plastic Mouldings and Magnesia Chemicals businesses, the latter having been disposed in the first half of 2001.

	Half year 2002		Half year 2001		Full year 2001	
By Division	Turnover £m	Operating (loss)/profit £m	Turnover £m	Operating profit £m	Turnover £m	Operating (loss)/profit £m
Electronics	357.6	(11.7)	496.6	10.9	855.6	(14.3)
Ceramics	344.9	18.6	381.5	26.6	731.1	40.5
Precious Metals	200.5	10.7	218.7	16.6	425.6	30.3
	903.0	17.6	1,096.8	54.1	2,012.3	56.5
Goodwill amortisation	–	(19.2)	–	(19.4)	–	(38.6)
Exceptional items	–	(8.0)	–	(7.4)	–	(31.2)
Continuing operations	903.0	(9.6)	1,096.8	27.3	2,012.3	(13.3)
Discontinued operations	–	–	57.9	2.5	87.1	2.6
Total Group	903.0	(9.6)	1,154.7	29.8	2,099.4	(10.7)

Of the total exceptional items of £8.0m (2001: half year £7.4m; full year £31.2m), £5.3m related to Electronics (2001: half year £6.4m; full year £25.1m), £2.2m to Ceramics (2001: half year £1.0m; full year £6.1m) and £0.5m to Precious Metals (2001: half year £nil; full year £nil).

Of the goodwill amortisation charge of £19.2m (2001: half year £19.4m; full year £38.6m), £10.0m related to Electronics (2001: half year £10.1m; full year £20.3m), £7.8m to Ceramics (2001: half year £7.8m full year £15.4m) and £1.4m to Precious Metals (2001: half year £1.5m; full year £2.9m).

	Half year 2002			Half year 2001			Full year 2001		
	By location of Group operations		By customer location	By location of Group operations		By customer location	By location of Group operations		By customer location
Geographical	Turnover £m	Operating (loss)/profit £m	Turnover £m	Turnover £m	Operating profit £m	Turnover £m	Turnover £m	Operating (loss)/profit £m	Turnover £m
United Kingdom	88.7	(0.7)	73.6	126.3	0.5	89.7	214.0	(3.9)	163.0
Continental Europe	230.4	8.3	232.1	286.4	16.3	301.1	533.1	21.5	552.0
USA	375.8	(15.1)	348.3	474.2	10.4	436.5	865.3	(9.0)	767.5
Asia-Pacific	138.8	17.7	161.0	146.4	19.1	175.0	276.6	36.8	338.4
Rest of the World	69.3	7.4	88.0	63.5	7.8	94.5	123.3	11.1	191.4
	903.0	17.6	903.0	1,096.8	54.1	1,096.8	2,012.3	56.5	2,012.3
Goodwill amortisation	–	(19.2)	–	–	(19.4)	–	–	(38.6)	–
Exceptional items	–	(8.0)	–	–	(7.4)	–	–	(31.2)	–
Continuing operations	903.0	(9.6)	903.0	1,096.8	27.3	1,096.8	2,012.3	(13.3)	2,012.3
Discontinued operations	–	–	–	57.9	2.5	57.9	87.1	2.6	87.1
Total Group	903.0	(9.6)	903.0	1,154.7	29.8	1,154.7	2,099.4	(10.7)	2,099.4

2 Segmental analyses *continued*

Of the exceptional items of £8.0m (2001: half year £7.4m; full year £31.2m), £7.5m (2001: half year £6.9m; full year £22.8m) was in the USA, £0.5m (2001: half year £nil; full year £1.3m) in Continental Europe, £nil (2001: half year £nil; full year £1.4m) in the Rest of the World and £nil (2001: half year £0.5m; full year £5.7m) in the UK.

Of the goodwill amortisation charge of £19.2m (2001: half year £19.4m; full year £38.6m), £11.5m (2001: half year £10.0m; full year £23.2m) was in the USA, £2.1m (2001: half year £3.4m; full year £4.3m) in Continental Europe, £3.1m (2001: half year £4.0m; full year £6.3m) in Asia-Pacific, £0.7m (2001: half year £0.5m; full year £1.2m) in the Rest of the World and £1.8m (2001: half year £1.5m; full year £3.6m) in the UK.

The majority of discontinued operations were located in the USA.

3 Operating exceptional Items

The charge of £31.2m for the full year 2001 related to the implementation of a programme of initiatives aimed at ensuring that the cost base of each of the Group's major businesses was aligned with the prevailing and near term market conditions which it faced. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the 2001 exceptional charge, £11.0m represents asset write-downs, the majority of which, together with the plant closures, were in the USA. The charge of £7.4m for the half year 2001 represented the costs of those parts of the programme which had become fully committed at that date. The charge of £8.0m in 2002 represents the costs of those parts of the Group-wide 2001 programme of initiatives which became committed during the current period, together with the cost of additional initiatives implemented within the Electronics division further to reduce its cost base.

The above-mentioned initiatives, together with acquisition integration programmes for Enthone and Premier, have resulted in headcount reductions since 1 January 2001 of some 4,000 by the end of June 2002. Total cash spend in the first half of 2002 in respect of operating exceptional items was £10.4m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £14.7m as at 30 June 2002.

4 Net loss on sale or closure of operations

The net loss on sale or closure of operations in the first half of 2002 was £5.7m, with no attributable goodwill write-off. The net loss related to the sale or closure of certain non-core businesses. The net loss on sale or closure of operations in the first half of 2001 was £4.5m, after goodwill written-off of £15.4m, attributable to the sale of the Magnesia Chemicals business.

5 Net profit on sale of fixed assets

The net profit on sale of fixed assets of £0.3m in 2002 includes a gain of £2.3m arising on the sale of the land and buildings of three of the Group's sites for which the total consideration received was £8.0m. At the time of the disposal, the Group entered into operating leaseback arrangements for two of these sites. Also included in the net profit on sale of fixed assets for 2002 is a provision of £2.0m against the carrying cost of the Company's ESOP shares. The net profit arising in the first half of 2001 of £12.7m arose on the sale of two of the Group's properties for cash proceeds of £20.9m, each of these sites being the subject of operating leaseback arrangements.

6 Interest

Included in the 2002 net interest charge of £29.5m (2001: £25.7m) was £2.1m (2001: £0.3m) of charge in respect of the amortisation of debt fees.

As part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, $225m (2001: $400m) of interest rate swaps were closed out during the period. This generated £10.3m (2001: £26.0m) in cash proceeds and accordingly net interest payments were only £19.2m in the first half (2001: £1.9m).

7 Earnings per share (EPS)

Basic EPS are calculated using a weighted average of 723m (2001: half year 723m; full year 723m) ordinary shares in issue during the period. Diluted EPS are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in average ordinary shares of 3m (2001: half year 2m; full year 1m). On the face of the Group profit and loss account, EPS are shown both before and after goodwill amortisation and all exceptional items. The number of shares in issue as at 30 June 2002 was 728m (2001: 728m).

The Directors believe that the calculation of EPS excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earning capacity of the Group. This calculation is based on a loss of £40.4m (2001: half year £2.2m profit; full year £106.1m loss), to which goodwill amortisation and exceptional items totalling £31.4m, net of tax (2001: half year £18.3m; full year £110.5m) are added back. Prior period figures have been restated, as appropriate, to take into account the impact of the change of accounting policy referred to in note 1 above.

8 Goodwill

Goodwill arising in 2002 amounted to £6.8m (2001: half year £4.1m; full year £1.8m) and is being amortised over its estimated life of 20 years. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £433.6m.

9 Investments

Investments include £32.9m (31 December 2001: £33.5m; 30 June 2001: £37.5m) in respect of joint ventures and £42.7m (31 December 2001: £46.3m; 30 June 2001: £53.2m) in respect of other investments, £28.2m of which comprise the Group's investment in a revenue-sharing arrangement with Electric Lightwave, Inc.

Investments in joint ventures consist of the Group's share of gross assets of £50.9m (31 December 2001: £49.9m; 30 June 2001: £55.8m) less the Group's share of gross liabilities of £18.0m (31 December 2001: £16.4m; 30 June 2001: £18.3m).

10 Debtors

Included in debtors at 30 June 2002 were deferred tax assets of £107.4m. As required as a consequence of the Company's adoption of FRS 19 during the period, prior period comparatives have been restated, the deferred tax assets at 31 December 2001 and 30 June 2001 being £107.4m and £86.5m, respectively.

11 Profit and loss account

	At 30 June 2002 £m	At 30 June 2001 as restated (note1) £m	At 31 December 2001 as restated (note1) £m
Balance at beginning of period:			
As previously reported	(396.1)	(305.9)	(305.9)
Prior period adjustment (note 1)	63.3	61.8	61.8
As restated	(332.8)	(244.1)	(244.1)
Loss for the financial period	(40.4)	(30.3)	(138.4)
Exchange adjustments	(9.0)	16.8	1.9
Goodwill written-back on disposals	–	–	47.8
Balance at end of period	(382.2)	(257.6)	(332.8)

12 Financial Information

The interim financial statements have been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2001, except as explained in note 1 above in relation to the change in accounting policy resulting from the Company's adoption of FRS 19 with effect from 1 January 2002. The interim accounts were approved by the Board of Directors on 19 July 2002. The financial information for the six month periods ended 30 June 2002 and 30 June 2001 is unaudited but has been reviewed by the Company's auditor. The comparative figures for the financial year ended 31 December 2001 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

13 Forward Looking Statements

This report contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by section 21E of the Exchange Act and section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In the light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

Electronic Communication with Shareholders

Shareholders are now able to elect to receive shareholder communications, including the Annual Review, the Directors' Report and Accounts, notices of meetings and associated proxy forms, in electronic form rather than by post.

Shareholders can register through the online service provided by Lloyds TSB Registrars, at www.shareview.co.uk. The registration process requires input of a shareholder reference number, which can be found on share certificates. To ensure that shareholder communications are received in electronic form, "email" should be selected as the mailing preference.

Once registered, shareholders will be sent an email notifying them each time that a shareholder communication has been published on our website, and providing them with a link to the page on our website where it may be found.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cookson Group plc

Dated: 19 July 2002

By: ______________________

Dennis Millard
Finance Director